As confidentially submitted to the Securities and Exchange Commission on August 14, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OPay Limited

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6199	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 Raffles Place, #21-01,

Singapore 048622

+65 66719049

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Yi Gao, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852 2514-7600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated     , 2026

American Depositary Shares

OPay Limited

Representing      Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of par value of US$0.000004 each of OPay Limited. We are offering a total of      ADSs, each representing      of our ordinary shares of par value of US$0.000004 each. The underwriters may also purchase up to      ADSs within 30 days to cover over-allotments, if any.

Prior to this offering, there has been no public market for the ADSs. We expect the initial public offering price will be between US$      and US$      per ADS. We have applied to list the ADSs representing our ordinary shares on the New York Stock Exchange, or NYSE under the symbol “OPAY.” The closing of this offering is conditioned upon the final approval from the NYSE of our listing application.

OPay Limited is a Cayman Islands holding company that does not have any substantive business operations by itself. Headquartered in Singapore, our global operations are primarily conducted through our subsidiaries and, for our business in Indonesia, through contractual arrangements with the registered shareholders of PT Kredit Utama Fintech Indonesia (“KUFI” or the “VIE”), a locally incorporated and licensed entity. For a summary of these contractual arrangements, see “Our History and Corporate Structure — Contractual Arrangements between the Registered Shareholders of KUFI and Us.” The contractual arrangements provide us with supervision over, and the ability to receive the economic benefits from, KUFI, but are not equivalent to direct equity ownership. For risks relating to our contractual arrangements with the registered shareholders of KUFI, see “Risk Factors — Risks Related to Our Corporate Structure.”

As used in this prospectus, “we,” “us,” “our Company,” “the Company”, “our” or “OPay” refers to OPay Limited and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data, refers to OPay Limited, its subsidiaries and KUFI.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. See “Summary – Implications of Being an Emerging Growth Company.” Investing in the ADSs involves risks. See “Risk Factors” beginning on page 22 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on    , 2026.

Citigroup	Deutsche Bank	Standard Bank	CICC

The date of this prospectus is      , 2026.

Key Metrics

Financial & Operating Highlights

Metric	Value	Period
Monthly Active Users	50M	as of Jul 31, 2026
DAU / MAU	54%	as of Jul 31, 2026
Transactions	90B	LTM Jun 30, 2026
Revenue	$806M	LTM Jun 30, 2026
Revenue Growth	137%	1H 2026 over 1H 2025
Net Income Margin	19%	1H 2026

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any free writing prospectus outside of the United States. This offering is being made in the United States and elsewhere solely based on the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

i

Until            , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information contained in greater detail elsewhere in this prospectus. Therefore, the following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs.

HOW OPAY CHANGES USERS’ FINANCIAL EXPERIENCE

The Reality Before

For many Nigerians, earning money is not easy. People work hard for every Naira. In cities like Lagos, long commutes, unreliable cash access, and the pressure to move quickly make everyday payments harder than they should be. Eric Chigozie Anyim, a Lagos-based accountant, describes how simple tasks like paying for transport or settling expenses can slow down his day.

Why OPay Felt Different

“OPay simplifies these everyday moments. Instead of relying on cash or juggling multiple ways to pay, I pay for services, send money, and receive payments through one app. My job depends on accuracy and organization. Being able to track transactions and manage expenses in real time helps me stay focused.”

The Moment Everything Changed

Millions of consumers and merchants use OPay for everyday transactions. Each has a different story. “Using OPay removed minor, constant hassles from my daily routine. I can make payments quickly and track expenses easily. I no longer need to go to the bank to send money to my family or pay bills. Paying for things used to take extra effort, now it’s a seamless daily routine.”

OUR BUSINESS

OPay is a digital financial platform built to address the challenges of emerging markets. We use technology to enable financial inclusion, connecting millions of consumers and businesses to make transactions safer and easier.

OPay was the No. 1 finance app with an 7.3% market share in Africa and Middle East based on DAU as of June 30, 2026, according to Frost & Sullivan. Over the coming decades, we aspire to serve billions of users and millions of merchants worldwide, while generating both jobs and economic opportunity.

Our 7.3% market share is measured by DAU in Africa and the Middle East as of June 30, 2026. We believe this supports our leading market position in the app-based fintech sector because active user penetration is a relevant indicator of user reach, engagement and competitive scale for mobile application-based financial service providers.

Since launching in Nigeria, we have pioneered seamless digital payments to become the country’s leading digital financial platform. We have built an integrated suite of solutions to serve the financial needs of consumers and merchants.

In addition to Nigeria, we operate in Indonesia, Egypt and Pakistan. In Indonesia, our current business is focused on loan facilitation. In Egypt, we currently provide merchant acquiring services, supported by partnerships with local financial institutions and are exploring additional licenses to enable further growth in Egypt. In Pakistan, we offer merchant acquiring and consumer wallet services.

The following table sets forth the revenue attributable to the principal geographic markets for the periods indicated. While most of our revenues were generated from Nigeria, we experienced increases in each of our markets due to the growth of revenue from transaction-based services and loan businesses, which, in turn, was primarily linked to the increases in user bases and the overall transaction volume enabled on our OPay platform.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2024		2025		2025		2026
	Revenue (in US$ thousand)	% of Total Revenue	Revenue (in US$ thousand)	% of Total Revenue	Revenue (in US$ thousand)	% of Total Revenue	Revenue (in US$ thousand)	% of Total Revenue
					(unaudited)
Nigeria	156,434	76.0%	472,556	88.1%	173,203	87.7%	417,610	89.5%
Indonesia	40,133	19.5%	52,846	9.9%	19,315	9.8%	41,741	8.9%
Egypt	7,234	3.5%	8,840	1.6%	3,977	2.0%	5,291	1.1%
Others	1,930	1.0%	2,009	0.4%	982	0.5%	2,418	0.5%

Total	205,731	100.0%	536,251	100.0%	197,477	100.0%	467,060	100.0%

Where We Are From

The Challenge of Financial Infrastructure in Emerging Markets

Despite rapid economic expansion and growing population, many emerging markets continue to face challenges due to underdeveloped financial infrastructure. Traditional banking systems often fail to meet the needs of the broader population due to limited branch coverage and barriers such as geographical isolation, economic disparity. This gap leaves hundreds of millions of unbanked or underbanked consumers and businesses unable to access even basic financial services.

Africa serves as a key example of these challenges. According to Frost & Sullivan, the continent, which is home to more than a quarter of the global population, faces significant hurdles in financial infrastructure, including:

•	44% of adults do not have a bank account, compared with the global average of 21%;

•	five bank branches per 100,000 people in Africa compared to the global average of 12; and

•	10 to 15 times lower credit card penetration than in developed markets.

These figures underscore the persistent gap in financial access. The situation is further exacerbated by emerging markets realities, such as intermittent network connectivity, widespread use of legacy mobile devices, limited digital literacy, and high sensitivity to data costs. This reinforces the need for innovative, technology-driven solutions tailored to regional constraints.

The Digital Transformation and Growth in Emerging Markets

Many emerging markets worldwide have undergone a fundamental transformation in delivery and consumption of financial services. This transformation is driven by structural forces such as rapidly expanding youth population, rising urbanization, accelerating digitization of commerce, and continued advancement of technologies like AI. Africa is now the fastest-growing continent by population, with a median age of just 19.2. Mobile internet penetration is expected to reach 67.4% by 2030, according to Frost & Sullivan. This unlocks unprecedented opportunities for inclusive growth.

Notably, fintech players have emerged as powerful enablers of financial inclusion. In regions like China, India, Southeast Asia and Latin America, fintech platforms have transformed how people save, spend, and invest. These platforms democratized access to financial services and fueled broader economic growth. Their success stories highlight the potential of scalable, tech-driven platforms to leapfrog traditional banks.

OPay’s Unique Position in the Market

As digital transformation deepens and infrastructure layers mature across emerging economies, digital finance is evolving from a peripheral service into a foundational component of economic infrastructure. This shift is reshaping how billions of individuals manage their financial lives.

OPay is uniquely positioned to capture this opportunity. As a comprehensive fintech platform integrating payments, savings, credit and lifestyle solutions, OPay reimagines financial access through mobile-native, data-driven solutions designed to serve users across all socioeconomic segments. Our approach is rooted in practicality and accessibility.

•

Reliable in low-connectivity environments. OPay keeps core services running even when network signals drop, ensuring that essential financial tools remain within reach for anyone with a basic mobile phone.

•	Optimized for entry-level devices. Our lightweight, efficiency-focused design minimizes data consumption and guarantees smooth user experiences across a wide range of device types.

•	Intelligent and secure. Real-time risk analytics protect users and support responsible, data-driven credit decisions, even in markets where formal data sources are limited.

By meeting customers where they are, we turn challenges into opportunities, making universal digital finance locally accessible and closing the financial inclusion gap. We are expanding in emerging markets from payments into broader financial and lifestyle service offerings, seeking to build more comprehensive user ecosystems and support long-term value creation.

What We Provide

We offer a comprehensive suite of integrated fintech solutions through our digital platform, which serves as the backbone of our digital financial ecosystem for consumers, merchants and other partners.

Consumer Services

Our Consumer Services are designed to address the daily needs of individuals, offering everything from digital payments to savings through one integrated platform. Consumer Services revenue primarily comes from transaction-related fees, including payment-related fees and commissions generated from digital wallet services, online and offline cashless payments, card-related services, bill payment services. Savings Products generate revenue through interest and investment income earned on customer balances placed into treasury bills, AMC-managed products, and similar instruments, net of returns paid to customers.

•	Consumer Wallet. Our consumer wallet forms the foundation of our consumer offering, enabling users to store value, transfer funds and manage balances through a single mobile-first experience.

•

Cashless Payments. We enable both wallet-based and card-based cashless payments in online and offline settings, including “Pay with OPay,” our integrated checkout experience available on participating merchant websites.

•	Services & Bill Payments. We simplify daily transactions by enabling users to manage their bill payments and access a variety of services directly through their OPay app.

•	OPay Marketplace (Mini-app Storefront). We provide in-app experiences through mini-app storefronts, where users can browse, initiate transactions, and complete payments directly in the OPay app.

•	Savings. Our savings products provide users with tools to grow their money and maintain control over their financial goals.

Merchant Services

We enable businesses to operate more efficiently through a comprehensive suite of Merchant Services. Merchant Services revenue is derived mainly from transaction-related fees, including acquiring transactions for merchants such as online and offline payment acceptance, and performance-based marketing fees from the OPay Marketplace mini-app storefronts, as well as POS and related service charges.

•

Merchant Acquiring. We enable businesses to accept customer payments across multiple channels and payment methods, including through our mobile app and POS devices for in-person transactions, and through our mobile app or our “Pay with OPay” payment gateway solution for remote or online transactions. Our platform is designed for fast, reliable, and secure payment processing, allowing merchants to focus on growing their businesses.

•

Business Solutions. Beyond payment acceptance, we offer merchants a suite of tools to enhance customer engagement and optimize operations. From marketing and promotional support to business management features, we help businesses increase conversion rates and improve performance. Our API integrations increase efficiency by integrating with existing systems and allow partners to tap into our broad user base, expanding their market reach.

Credit Services

We offer a broad range of credit products designed for individuals as well as micro, small and medium-sized businesses. Using an algorithmic credit and risk management system, we customize loan terms based on proprietary data and platform history. Our fully digital onboarding and flexible product structures support financial inclusion for underserved populations and enable access to working capital for business expansion. We generate revenue from Credit Services primarily through interest income on self-operated loans and service fees from loan facilitation.

What We Have Achieved

Below are selected highlights of our achievements.

•

Market leadership and user reach. OPay was the No. 1 finance app with a 7.3% market share in Africa and Middle East in June 2026 and also the No. 2 app across all categories in Nigeria, according to Frost & Sullivan, based on DAU as of June 30, 2026.

•

Transaction scale and platform throughput. We processed 90.1 billion transactions, representing $558 billion GTV for the 12 months ending June 30, 2026. During the first half of 2026, our GTV grew 143% compared to the first half of 2025.

•

User base growth and engagement depth. We have the strongest engagement levels in the African fintech industry, according to Frost & Sullivan, with 54% of MAU also being Daily Active Users as of July 31, 2026. OPay had 50.1 million and 26.8 million MAU and DAU as that date. MAU has tripled from since reaching 16.6 million in the first quarter of 2024.

•

Credit business expansion. Our loan origination volume in Nigeria reached $1.56 billion during the 12 months ending June 30, 2026, with loan volume growing 204% during the first half of 2026 compared to the first half of 2025. We had 6.7 million total quarterly unique borrowers in Nigeria in the second quarter of 2026, which is more than 7 times the number of borrowers we had in the first quarter of 2024.

•

Industry recognition and regulatory acknowledgment. We received multiple industry recognitions, including “Most Innovative Fintech of the Year” from Vanguard News in 2025 and “Fintech Company of the Year 2024” from Leadership Newspapers. In 2024, the CBN awarded us the “IFIC Award for Financial Inclusion Innovation,” recognizing our contribution to expanding digital financial access across underserved segments.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate ourselves from our competitors:

•	Technology Built to Empower People;

•	Leading App-based Fintech in Africa;

•	Self-reinforcing Ecosystem;

•	Trust at Scale;

•	Data Advantage; and

•	Experienced Team Built to Execute.

Our Growth Strategies

We aim to solidify our leadership and capture long-term growth opportunities by pursuing a set of focused, mutually reinforcing strategies:

•	Build on Our Scalable Technology Foundation;

•	Deepen Penetration in Our Core Market;

•	Expand Strategically in New Markets with Discipline;

•	Broaden Our Product Offering and Increase Engagement;

•	Strengthen Our Merchant Ecosystem and Distribution Network;

•	Develop Our In-App Marketplace; and

•	Pursue Selective Partnerships, Acquisitions and Investments.

Summary of Risk Factors

An investment in the ADSs involves significant risks. OPay Limited is a Cayman Islands holding company that conducts all of its operations through its subsidiaries and the VIE through contractual arrangements. As a result, investors will not hold direct investments in the operating subsidiaries. Such structure involves unique risks to investors in the ADSs. Investors in the ADSs are not purchasing equity securities of our subsidiaries or the VIE that have substantive business operations but instead are purchasing equity securities of a Cayman Islands holding company.

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. You may find a full discussion of these summary risk factors in the section headed “Risk Factors” under the same subheadings.

Risks Related to Our Business and Operations

•	We face intense and increasing competition in the fintech industry, and if we do not compete effectively, our competitive position and business results could be negatively impacted.

•	Disruptions in the operation of our information technology systems and third-party data centers could have an adverse effect on our business.

•	Demand for our services may decline if we do not continue to innovate or respond to evolving technological or other changes.

•	We are a rapidly growing company with a relatively limited operating history.

•

We have and may continue to expand operations internationally where we have limited operating experience and may be subject to increased business, economic and regulatory risks that could adversely impact our financial results.

•	Foreign exchange and interest rate fluctuations could adversely affect our financial condition and results of operations.

•

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

•

The collection, processing, use, storage, sharing and transmission of personal data could give rise to liabilities as a result of relevant laws and regulations, as well as our failure to adhere to the privacy and data security practices that we articulate to our users.

•

If our existing business partners were to cease or limit operations with us or if we are unable to attract and onboard new partners, our business, financial condition and results of operations could be adversely affected.

•	We are subject to extensive, complex and evolving laws, rules and regulations, which are interpreted and enforced by various government authorities.

•	Adverse macroeconomic and financial market conditions may negatively affect our business and results of operations.

Risks Related to Doing Business in Jurisdictions Where We operate

•	We have a present concentration of business in Nigeria.

•	The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

•	We hold licenses that result in substantial compliance costs, and our business would be adversely affected if our licenses are impaired as a result of non-compliance with those requirements.

•

Changes in applicable laws and regulations, as well as changes in government enforcement policies and priorities, may negatively impact the management of our business, results of operations, ability to offer certain products or the terms and conditions upon which they are offered, and ability to compete.

•

We operate in challenging environments and are subject to anti money laundering and countering the financing of terrorism (AML/CFT) laws, economic and trade sanctions regulations, and similar financial crime laws failure to comply with them and misuse of our services by customers could subject us to significant regulatory, civil, or criminal liability or lead to additional material adverse consequences to our business operation.

Risks Related to Our Corporate Structure

•

We may cease to benefit from assets and licenses held by our majority-owned entities and/or KUFI that are critical to the operations of our business, if such majority-owned entities and/or KUFI were to declare bankruptcy or become subject to dissolution or liquidation proceedings.

•

We are a holding company and do not have any material assets other than our equity interests in our majority-owned entities and KUFI, and any change in our ability to repatriate dividends or other payments could materially adversely affect us.

•	The competent government authorities may determine that our contractual arrangements with the registered shareholders of KUFI do not comply with applicable laws and regulations.

•	The shareholders of KUFI may have potential conflicts of interest with us.

•

While we have effective supervision over KUFI, we do not currently have beneficial ownership interest in the equity shares of KUFI. The contractual arrangements with the registered shareholders of KUFI may not be as effective as ownership.

Risks Related to Our ADSs and This Offering

•	An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

•	We may not pay cash dividends on our ADSs for the foreseeable future.

•	Techniques employed by short sellers may drive down the market price of the ADSs.

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and other entities that are material to our business as of the date of this prospectus. The following table also sets forth the percentage of ownership of our principal shareholders and public shareholders, with shareholding percentages calculated based on the total of     ordinary shares immediately following the completion of this offering.

AFintronic Limited
OPay Tech
Bloom Haven Limited
Opera
Bright Holding Limited
Softbank Entities
SCC Entities
IDG Entities
Others
Public Shareholders
%
OPay Limited (Cayman Islands)
100%
OPay Digital Services Pte. Ltd. (Singapore)
100%
OPay Digital Holding limited (UAE)
50%
OPay Egypt for E-Payment Services* (Egypt)
100%
OPay International Pte. Ltd. (Singapore)
99.99%
Finja (Private) Limited* (Pakistan)
100%
OPay Digital Services Limited (UK)
100%
PT Kredit Utama Fintech Indonesia* (Indonesia)
99.99%
OPay Microfinance Bank Limited* (Nigeria)
99.99%
OPay Digital Services Limited* (Nigeria)
99.99%
Soti Payment Limited* (Nigeria)

Equity interest

Contractual arrangements, consisting of the Shareholder Loan Agreements, Pledge of Shares Agreements, Exclusive Option Agreements, Assignment of Proceeds Agreements, Irrevocable Powers of Attorney, and Indemnity Agreements. See “Our History and Corporate Structure — Contractual Arrangements between the Registered Shareholders of KUFI and Us.”

*	The entities through which we conduct our local operations in the relevant jurisdiction.

Notes:

(1)

OPay Digital Services Pte. Ltd., or OPay Digital Singapore, is a wholly-owned subsidiary of OPay Limited. It is incorporated under the laws of Singapore and serves as an intermediate holding company within our group.

(2)

OPay Digital Holding Limited, or OPay UAE, is a wholly-owned subsidiary of OPay Digital Singapore. It is incorporated under the laws of the United Arab Emirates and holds 50.0% of the equity interests in OPay Egypt for E-Payment Services, or OPay Egypt, our indirect wholly-owned subsidiary incorporated in Egypt that is mainly engaged in digital payment services. Each of OPay Digital Services Limited and Tooyou Services Limited, each a Nigerian subsidiary of OPay Limited, holds 25% of the equity interests in OPay Egypt.

(3)

OPay International Pte. Ltd., or OPay International Singapore, is a wholly-owned subsidiary of OPay Digital Singapore. It is incorporated under the laws of Singapore and holds 99.99% of the equity interests in Finja (Private) Limited, our operating entity incorporated in Pakistan. One of the directors of Finja (Private) Limited, Aurang Zeb Khan, holds the remaining one share in Finja (Private) Limited.

(4)

OPay Digital Services Limited, or OPay Digital UK, is a wholly-owned subsidiary of OPay Digital Singapore. It is incorporated under the laws of England and Wales and holds 99.99% of the equity interests in OPay Microfinance Bank Limited, OPay Digital Services Limited and Soti Payment Limited, each of which is our wholly-owned operating entity in Nigeria. The remaining one share in OPay Microfinance Bank Limited and OPay Digital Services Limited are held by OPay Digital Services Pte. Ltd., a Singapore subsidiary of OPay Limited. The remaining one share in Soti Payment Limited is held by OPay Digital Services Limited, a Nigerian subsidiary of OPay Limited.

(5)	PT Kredit Utama Fintech Indonesia, or KUFI, is a locally incorporated and licensed entity in Indonesia.
(6)

We issued 168,664,930 ordinary shares to Bloom Haven Limited, a British Virgin Islands company, to hold such shares for the purposes of administering our 2026 Equity Incentive Plan pursuant to the trust arrangements established in connection therewith. The shares issued to Bloom Haven Limited are expected to be used to satisfy awards granted under our 2026 Equity Incentive Plan following our initial public offering.

Contractual Arrangements between the Registered Shareholders of KUFI and Us

Due to regulatory and licensing requirements applicable to financial technology and digital lending businesses in Indonesia, we conduct certain of our operations in Indonesia through KUFI, a locally incorporated and licensed entity. While we do not directly hold equity interests in KUFI, we operate our businesses in Indonesia under a series of contractual arrangements which we, through OPay Digital Singapore, entered into with the registered shareholders of KUFI that, taken as a whole, enable us to hold indirect economic interests in KUFI.

Through the contractual arrangements described above, we have controlling financial interest of KUFI. Accordingly, for accounting purposes, we treat KUFI as a consolidated entity in our consolidated financial statements. For details, see “Our History and Corporate Structure — Contractual Arrangements between the Registered Shareholders of KUFI and Us.”

Based on the advice of our local counsel in Indonesia, the foregoing contractual arrangements and the relevant corporate structure, currently in effect and immediately after giving effect to this offering, do not result in any violation of the Indonesian laws or regulations currently in effect, and the contractual arrangements between us and the registered shareholders of KUFI governed by the relevant local laws, currently in effect and immediately after giving effect to this offering, are valid, binding and enforceable and do not result in any violation of such laws or regulations.

The above advice is given with respect to the laws and regulations of the respective jurisdictions and the prevailing interpretation thereof as of the date hereof and does not purport to speculate as to future laws or regulations or as to future interpretations of current laws and regulations. Uncertainties in the relevant legal systems could cause the relevant regulatory authorities to find the current contractual arrangements and businesses to be in violation of any existing or future relevant laws or regulations. In addition, if any of KUFI or its registered shareholders fails to perform its or their obligations under the contractual arrangements, we may be required to incur substantial costs and expend resources to enforce our rights as the primary beneficiary for accounting purposes under the contracts. See “Risk Factors — Risks Related to Our Corporate Structure.”

Material Differences Between ADSs and Ordinary Shares

Holders of our ADSs are not treated as holders of our ordinary shares and do not have direct shareholder rights under Cayman Islands law. The depositary, as the registered holder of the ordinary shares underlying the

ADSs, will be the party entitled to exercise the rights attached to such ordinary shares. Accordingly, holders of ADSs may exercise voting rights only through the depositary and subject to the terms of the deposit agreement and the applicable procedures established by the depositary. In addition, any distributions on the underlying ordinary shares, if any, will be made to ADS holders through the depositary, subject to the terms of the deposit agreement and applicable fees and expenses. As a result, the rights of ADS holders may differ from, and be more limited than, the rights of holders of our ordinary shares. See also “Description of American Deposit Shares.”

Our Corporate Information

Our principal executive offices are located at 30 Raffles Place, #21-01, Singapore 048622. Our telephone number at this address is +65 66719049. Our registered office in the Cayman Islands is located at the office of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Our agent for service of process in the United States is located at     .

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is     . The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. See “Risk Factors — Risks Related to Our Business and Operations — If we fail to establish and maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trade price of our ADSs may decline.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC and the rules prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

Recent Development

Proposed Secondary Listing

We have obtained the approval of our board to pursue a secondary listing on the Nigerian Exchange Limited (“NGX”) following the completion of our primary listing on the NYSE. The proposed secondary listing would be subject to market conditions and compliance with applicable Nigerian legal and regulatory requirements, including, but not limited to, the Investments and Securities Act, 2025, the Rules and Regulations of the Securities and Exchange Commission of Nigeria (“Nigerian SEC”), 2013, as amended, and the NGX Rulebook; the receipt of all necessary regulatory and other approvals; and the applicable trading, clearing, settlement, and other operational requirements where applicable.

Strategic Collaboration with Standard Bank Group

On August 14, 2026, OPay Digital Services Pte. Ltd., our wholly owned subsidiary, entered into a memorandum of understanding with Stanbic Africa Holdings Limited, a member of Standard Bank Group, to explore a potential strategic collaboration in relation to financial services and technology initiatives (the “Standard Bank Collaboration”).

The parties intend initially to evaluate opportunities in Nigeria involving digital banking and the distribution of selected Standard Bank Group products and services through OPay’s consumer and merchant platform. Other potential areas of collaboration include merchant acquiring, payments, lending, remittances and the co-development of new products and services. The parties also intend to explore extending the collaboration into additional African markets within Standard Bank Group’s footprint. If implemented, we believe the collaboration could broaden the range of financial products available through OPay platform, deepen consumer and merchant engagement and create additional monetization opportunities across our ecosystem.

OPay’s scalable digital platform and distribution capabilities could, in turn, provide Standard Bank Group with an efficient channel to reach a broad base of consumers and merchants, including segments underserved by traditional banking channels. More broadly, combining OPay’s consumer and merchant reach, distribution capabilities and technology with Standard Bank Group’s banking infrastructure, product capabilities, regulatory expertise and local market knowledge could support differentiated financial services offerings and accelerate OPay’s expansion into additional African markets.

The memorandum of understanding does not obligate either party to implement any particular initiative. Any specific initiatives contemplated by the memorandum of understanding would be subject to separate definitive agreements and applicable internal and regulatory approvals.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	“ADSs” refers to the American depositary shares, each representing of our ordinary shares;

•	“CAGR,” also known as compounded annual growth rate, refers to the mean annual growth rate of an investment over a specified period of time longer than one year;

•	“CBN” refers to the Central Bank of Nigeria;

•

“China” or “PRC” refers to the People’s Republic of China and only in the context of describing PRC laws, regulations and other legal or tax matters in this prospectus, excludes Hong Kong, Macau and Taiwan;

•	“Daily Active Users” or “DAUs”, when describing our operating metrics, refer to the number of unique users who transacted on our OPay platform at least once on the last calendar day in a given period;

•

“DAU/MAU ratio” is calculated by dividing the DAUs for a given period by the MAUs for the same period. This metric measures user engagement and stickiness, indicating how frequently users interact with the platform within a month;

•	“GTV” refers to the total value of all payment, transaction and loan amounts processed through our platform during a given period, regardless of whether such transactions generate revenue for us;

•	“Indonesia” refers to the Republic of Indonesia;

•	“Indonesian Rupiah” or “IDR” or “Rp” refers to the lawful currency of Indonesia;

•	“Monthly Active Users” or “MAUs”, when describing our operating metrics, refer to the number of unique users who transacted on our OPay platform at least once during the last month in a given period;

•	“Nigeria” refers to the Federal Republic of Nigeria;

•	“Nigerian Naira” or “NGN” or “₦” refers to the lawful currency of Nigeria;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“shares” or “ordinary shares” refers to our ordinary shares of par value of US$0.000004 each;

•	“US$,” or “U.S. dollars” refers to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we,” “us,” “our company,” “our,” “the Company” “the Group” or “OPay” refers to OPay Limited and its subsidiaries and the VIE

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price range	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Over-allotment option	We have granted the underwriters the right to purchase up to additional ADSs from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.

The ADSs	Each ADS represents ordinary shares of par value of US$0.000004 each. The depositary will hold the ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in the ADSs to the depositary in exchange for our ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue ordinary shares represented by the ADSs in this offering (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital.”

Ordinary shares issued and outstanding immediately after this offering	Ordinary shares of par value of US$0.000004 each (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

ADSs issued and outstanding immediately after this offering	ADSs, comprised of ADSs to be offered in this offering, or ADSs if the underwriters exercise their option to purchase additional ADSs in full.

Listing	We intend to apply to list the ADSs representing our ordinary shares on the NYSE under the symbol “OPAY”.

Use of proceeds	Based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, we estimate that the net proceeds to us will comprise approximately US$ from this offering (or approximately US$ , if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from the offering for general corporate purposes, including to fund growth initiatives such as investments in technology, distribution, new solutions, market expansion and for potential acquisitions or strategic investments. See “Use of Proceeds.”

[Lock-up	We, our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.]

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2026.

Depositary

[Directed share program	At our request, the underwriters have reserved up to % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the offering price to certain of our directors, executive officers, employees, business associates and members of their families.]

Taxation	For certain tax considerations in relevant jurisdictions with respect to the ownership and disposition of the ADSs or ordinary shares, see “Taxation.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to    additional ADSs to cover over-allotments, if any, in connection with the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of net (loss) income data and summary consolidated cash flow statements for the years ended December 31, 2024 and 2025, and the summary consolidated balance sheets data as of December 31, 2024 and 2025, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following consolidated statements of operations and summary consolidated cash flow statements for the six months ended June 30, 2025 and 2026, and the summary consolidated balance sheet data as of June 30, 2026, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements.

You should read this “Summary Consolidated Financial Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

Summary Consolidated Statements of Net (loss) income Data

The following table presents our summary consolidated statements of net (loss) income data for the periods indicated.

	$	$	$	$
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2025	2025	2026
	US$	US$	US$	US$
	(in thousands)
			(unaudited)
Revenues
Transaction-based services	79,190	167,262	69,852	130,554
Loan financing services	71,536	260,251	88,148	236,115
Loan facilitation services	39,189	50,579	18,100	41,567
Interest income from short-term investments	9,200	47,256	17,072	50,593
Others	6,616	10,903	4,305	8,231

Total revenues	205,731	536,251	197,477	467,060
Operating expenses
Transaction-based expenses	(17,989)	(14,348)	(7,272)	(7,296)
Provision for expected credit loss	(24,830)	(121,294)	(38,137)	(118,355)
Interest and financial expenses	(6,192)	(21,477)	(7,394)	(19,352)
Technology and development expenses	(79,603)	(95,147)	(37,777)	(56,835)
Selling and marketing expenses	(43,361)	(96,609)	(38,441)	(78,676)
General and administrative expenses	(26,084)	(26,640)	(8,766)	(19,624)
Customer support and operations	(16,740)	(27,480)	(14,312)	(15,192)
Depreciation and amortization	(16,551)	(4,463)	(2,921)	(1,018)
Hardware cost	(9,576)	(21,693)	(6,659)	(19,475)
Others	93	—	—	—

Total operating expenses	(240,833)	(429,151)	(161,679)	(335,823)

Operating (loss) income	(35,102)	107,100	35,798	131,237

	$	$	$	$
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2025	2025	2026
	US$	US$	US$	US$
	(in thousands)
			(unaudited)
Interest income	4,931	4,099	1,807	3,203
Interest expense	(1,867)	(1,988)	(1,249)	(549)
Foreign exchange (loss) gain, net	(14,278)	3,338	(565)	548
Others, net	(729)	(1,756)	25	63

(Loss) income before income taxes	(47,045)	110,793	35,816	134,502

Income tax expense	(3,782)	(38,323)	(14,102)	(43,628)

Net (loss) income	(50,827)	72,470	21,714	90,874

Less: Net income attributable to non-controlling interests	150	—	—	—

Net (loss) income attributable to OPay Limited	(50,977)	72,470	21,714	90,874
Accretion of preferred shares	(53,096)	(89,471)	(27,592)	(29,908)

Net (loss) income attributable to ordinary shareholder of the Company	(104,073)	(17,001)	(5,878)	60,966

Net (loss) income per share attributable to ordinary shareholders:
Basic and diluted	(0.21)	(0.03)	(0.01)	0.01

Weighted average number of ordinary shares used in calculating net (loss) income per share:
Basic and diluted	498,722,353	498,722,353	498,722,353	498,722,353
Pro forma net income per share attributable to ordinary shareholders:(1)
Basic and diluted (unaudited)		0.04		0.05

Pro forma weighted-average ordinary shares outstanding:(1)
Basic and diluted (unaudited)		1,686,649,304		1,686,649,304

Note:

(1)

A reconciliation of net (loss) income attributable to ordinary shareholders in the consolidated statements of comprehensive (loss) income to the numerator for the computation of pro forma basic and diluted net income per share is as follows:

	For the Year Ended December 31,	For the Six Months Ended June 30,
	2025	2026
	US$	US$
	(in thousands)
		(unaudited)
Net (loss) income attributable to the ordinary shareholders	(17,001)	60,966
Add: Accretion of preferred shares	89,471	29,908

Numerator used for pro forma basic and diluted net income per share computation	72,470	90,874

A reconciliation of issued and outstanding ordinary shares presented in the consolidated balance sheets to the denominator for the computation of pro forma basic and diluted net income per share is as follows:

	For the Year Ended December 31,	For the Six Months Ended June 30,
	2025	2026
		(unaudited)
The number of issued and outstanding ordinary shares	498,722,353	498,722,353
Add: Automatic conversion or redesignation of preferred shares(i)	1,187,926,951	1,187,926,951

Denominator used for pro forma basic and diluted net income per share computation	1,686,649,304	1,686,649,304

Note:

(i)	Represents the automatic conversion or redesignation of all issued preferred shares on a one-for-one basis, immediately prior to the completion of this offering.

Summary Consolidated Balance Sheets

The following table presents our summary consolidated balance sheets as of the dates indicated.

	As of December 31,		As of June 30,
	2024	2025	2026
	US$	US$	US$
	(in thousands)
ASSETS			(unaudited)
Current assets
Cash and cash equivalents	104,790	274,317	385,771
Restricted cash	2,146	1,915	1,993
Short-term investments	131,354	410,446	532,939
Funds receivable and customer accounts	342,324	344,226	394,594
Accounts receivable and contract assets, net	10,397	29,024	50,977
Loans and interest receivable	41,234	196,096	324,909
Inventories	868	1,537	2,245
Prepaid expenses and other current assets	36,274	62,000	58,016

Total current assets	669,387	1,319,561	1,751,444

Total non-current assets	172,155	167,537	160,995

TOTAL ASSETS	841,542	1,487,098	1,912,439

Total current liabilities	659,184	1,145,694	1,493,200

Total non-current liabilities	34,646	41,698	38,560

TOTAL LIABILITIES	693,830	1,187,392	1,531,760

TOTAL MEZZANINE EQUITY	854,928	1,033,231	1,063,139

TOTAL SHAREHOLDERS’ DEFICIT	(707,216)	(733,525)	(682,460)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	841,542	1,487,098	1,912,439

Summary Consolidated Cash Flow Statements

The following table presents our summary consolidated cash flows for the periods indicated.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2025	2025	2026
	US$	US$	US$	US$
	(in thousands)
			(unaudited)
Net cash provided by operating activities	51,991	152,183	29,473	190,382
Net cash used in investing activities	(157,178)	(506,657)	(135,296)	(339,492)
Net cash provided by financing activities	323,649	474,155	59,270	278,516
Effect of exchange rate changes on cash, cash equivalents, restricted cash and customer accounts	(93,137)	44,704	10,289	27,162

Net increase (decrease) in cash, cash equivalents, restricted cash and customer accounts	125,325	164,385	(36,264)	156,568
Cash, cash equivalents, restricted cash and customer accounts at the beginning of the period	284,302	409,627	409,627	574,012

Cash, cash equivalents, restricted cash and customer accounts at the end of the period	409,627	574,012	373,363	730,580

Non-U.S. GAAP Financial Measures

We use the following non-U.S. GAAP financial measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-U.S. GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. We also believe that presentation of the non-U.S. GAAP financial measures provides useful information to our investors regarding our results of operations because it provides investors with greater transparency to the information used by our management in our financial and operational decision making so that investors can see through the eyes of our management regarding important financial metrics that our management uses to run the business as well as allowing investors to better understand our performance.

We define EBITDA as net (loss) income adjusted for interest income, interest expense, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA adjusted for unrealized foreign exchange loss (gain) and inventory write-downs. Our management regularly reviews EBITDA and adjusted EBITDA to assess the performance of our business.

The following table presents our non-U.S. GAAP financial measures for the periods indicated.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2025	2025	2026
	US$	US$	US$	US$
	(in thousands)
			(unaudited)
Net (loss) income	(50,827)	72,470	21,714	90,874
Interest income	(4,931)	(4,099)	(1,807)	(3,203)
Interest expense	1,867	1,988	1,249	549
Income tax expense	3,782	38,323	14,102	43,628
Depreciation and amortization	16,551	4,463	2,921	1,018

EBITDA (Non-GAAP)	(33,558)	113,145	38,179	132,866
Adjustments:
Unrealized foreign exchange loss (gain)	6,168	(1,624)	328	(1,146)
Inventory write-downs	1,833	3,021	1,714	3,585

Adjusted EBITDA (Non-GAAP)	(25,557)	114,542	40,221	135,305

Key Operating Metrics

We monitor a number of operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our operating metrics may be calculated in a different manner than similarly titled metrics reported by other companies.

The following table sets forth our key operating metrics for the respective periods.

	For the Year Ended December 31,		As of/For the Six Months Ended June 30,
	2024	2025	2025	2026
GTV	US$166.2 billion	US$358.0 billion	US$139.3 billion	US$339.1 billion
MAUs	25.1 million	39.3 million	31.1 million	47.5 million
New loans originated(1)	US$243.9 million	US$938.3 million	US$305.1 million	US$927.6 million
Monthly ARPU(2)	US$0.9	US$1.4	US$1.2	US$1.8
Monthly cost to serve(3)	US$0.5	US$0.4	US$0.4	US$0.3
Total transaction count(4)	28.6 billion	62.3 billion	25.7 billion	53.5 billion
NPL ratio(5)	4.6%	5.2%	4.8%	4.3%
Annual average NPL ratio(6)	4.8%	4.6%	N/A	N/A

Note:

(1)	New loans originated refers to the total principal amount of new credit agreements originated under our self-operated model in Nigeria in the respective period.

(2)	Monthly ARPU is defined as the average monthly revenue divided by the average number of individual active customers during the period.

(3)

Monthly cost to serve is defined as the monthly average of the sum of transactional expenses, technology and development expenses and customer support and operations expenses divided by the average number of individual active customers during a given period.

(4)	Total transaction count refers to the total number of all payment, transaction and loan transactions processed through our platform during a given period.

(5)	NPL ratio refers to gross loan receivables that are 90 days or more past due as a percentage of total gross loan receivables as of the end of a given period.

(6)	Annual average NPL ratio refers to annual average of quarterly 90 days past due gross loan receivables as a percentage of total gross loan receivables ratio for a given year.

In addition, we also monitor our customer acquisition cost, which refers to the total sales and marketing costs to acquire one new customer calculated as total acquisition-related expenses divided by the number of new customers acquired during a given period. In the second quarter of 2026, our CAC excluding Indonesia were US$2.0. Our Indonesia operations were excluded from the above metrics because the nature of our business in Indonesia differs significantly from that of our operations in our other markets. As a result, management does not consider the inclusion of Indonesia to be meaningful for purposes of comparing these metrics across periods and evaluating the performance of the businesses to which these metrics are primarily relevant. Meanwhile, our monthly ARPU excluding Indonesia increased from US$0.6 in the first quarter of 2024 to US$1.7 in the second quarter.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and the information in our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business and Operations

We face intense and increasing competition in the fintech industry, and if we do not compete effectively, our competitive position and business results could be negatively impacted.

OPay operates in a fast-evolving and highly competitive industry, where our ability to stay ahead depends on multiple factors, both within and beyond our control, including:

•	The size, diversity, and activity levels of our user base across multiple markets;

•	Continued growth in user acquisition and retention across our Consumer Services, Merchant Services, and Credit Services;

•	Our ability to monetize our user base by expanding our fintech and microfinance banking offerings to existing users, or providing them with new, value-added services;

•	Our effectiveness in acquiring new users efficiently, particularly in emerging markets where digital financial services are rapidly gaining traction;

•	Enhancing the overall value of each user on our OPay platform through cross-service engagement, such as payments and credit;

•	The market acceptance and timing of new products and services, including innovations and enhancements we introduce, compared to what our competitors offer;

•	The quality of our customer service and support efforts, as user satisfaction is key to our continued success;

•	The usability, performance, pricing, and reliability of fintech services offered by us or competitors in the markets where we operate;

•	Our ability to respond to price compression and subsidization on the part of our competitors;

•	Economic conditions, regulatory developments, and policy shifts that could impact market dynamics and consumer behavior;

•	General conditions in the credit and financial markets, affecting our liquidity and ability to secure financing for our operations and growth;

•	Our brand strength relative to competitors in our key markets;

•	The competition for highly skilled talent in the fintech and technology sectors, which could impact our ability to innovate and grow.

We expect competition to intensify as more players enter the fintech and microfinance banking space in our markets. In addition to fintech companies, this new or intensified competition could come from banks, telecommunications companies, payment networks, or card issuers. While we are confident in our position as a leading provider in our core markets, we are also aware that we face competition not only from established companies but also from early-stage firms aiming to tap into the same growth opportunities. Many of our competitors have larger financial and technical resources, more established user bases, and longer operating histories, particularly in areas like digital payments and lending. These competitors may be able to offer more competitive pricing, broader product ranges, or specialized services, which could attract users away from the OPay platform.

Additionally, as new competitors enter our markets or existing ones expand, we could face pressure on our pricing, leading to reduced margins or higher customer acquisition costs. These competitive dynamics could make it harder for us to grow our user base, expand service offerings, and achieve long-term profitability. If we are forced to respond to these competitive pressures by increasing marketing expenses or adjusting our pricing models, it could negatively impact our financial performance. Furthermore, these pressures may also hinder our ability to grow and diversify our fintech and microfinance banking services effectively.

Disruptions in the operation of our information technology systems and third-party data centers could have an adverse effect on our business.

Our ability to deliver fintech and microfinance banking services and operate our business and comply with applicable laws, depends on the efficient and uninterrupted operation of our information technology systems, including our computer systems, network infrastructure, and technology platforms, as well as third-party data centers, cloud service providers and other service providers. For instance, our credit models and automated systems are an important part of our operating framework, and our business depends on their continued performance, effective calibration and access to relevant data sources. If these systems produce inaccurate outputs, fail to adapt to changing borrower behavior or market conditions, or become unavailable due to system outages, third-party data disruptions, cybersecurity events or other operational issues, our underwriting, pricing, monitoring and collections effectiveness could be adversely affected.

Our computer systems and third-party providers may encounter service interruptions at any time due to system or software failure, power outage, natural disasters, severe weather conditions, health pandemics, terrorist attacks, cyberattacks or other events. Any such events could have a negative effect on our business and technology infrastructure (including our computer network systems), which could lead to user dissatisfaction or long-term disruption of our operations. We may also experience interruptions or degraded performance due to unexpected increases in transaction volumes, peak usage periods, capacity constraints, or errors introduced by new releases or configuration changes.

Additionally, our reliance on third-party providers, in particular the provider of IT, computer system, network infrastructure and cloud services, may mean that we will not be able to resolve operational problems internally or on a timely basis, because we depend on these providers to respond appropriately and swiftly to their own service disruptions through industry standard best practices in business continuity and/or disaster recovery. As a last resort, we may rely on our ability to replace a third-party service provider if it experiences difficulties that interrupt operations for a prolonged period of time or if an essential third-party service terminates. If these service arrangements are terminated for any reason without an immediately available substitute arrangement, our operations may be severely interrupted or delayed. If such interruption or delay were to continue for a substantial period of time, our business, prospects, financial condition and results of operations could be adversely affected, particularly in emerging markets where infrastructure limitations may exacerbate the impact. In emerging markets, disruptions in telecommunications networks, power supply or connectivity more broadly could further exacerbate outages or degrade service performance.

The implementation of technology changes and upgrades to maintain current and integrate new systems may cause service interruptions, transaction processing errors or system conversion delays and may cause us to fail to comply with applicable laws, all of which could have a material adverse effect on our business. We expect that new technologies and business processes applicable to the fintech and microfinance banking services industry will continue to emerge and that these new technologies and business processes may be better than those we currently use. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. A failure to maintain and/or improve current technology and business processes could cause disruptions in our operations or cause our solution to be less competitive, all of which could have a material adverse effect on our business.

Demand for our services may decline if we do not continue to innovate or respond to evolving technological or other changes.

As we continue to expand and diversify our fintech and microfinance banking offerings, we rely heavily on technological innovation to meet the growing needs of our users and to stay ahead of competitors. The process of developing and implementing new technologies is complex and resource-intensive. If we are unable to successfully innovate or apply new technologies to enhance our services, it could lead to a decline in demand from our users, thereby impacting our growth and operations.

Additionally, as we introduce new fintech and microfinance banking services, and expand into new markets, our ability to adapt to evolving technological trends and address the specific needs of different customer segments will be critical. For instance, the demand for payment and digital lending may shift depending on factors such as emerging technologies, regulatory changes, or evolving user expectations. Failure to keep pace with these changes may result in our services becoming obsolete or less attractive to potential users, ultimately reducing our market share.

Furthermore, competition in the fintech and banking sector is not solely driven by technology but also by pricing, service quality, and user trust. Many players in the market, including both established financial institutions and new entrants, are offering competitive pricing models and innovative services to attract users. If we fail to maintain our competitive edge in these areas, whether through better service, more affordable pricing, or superior user experiences, our ability to retain and attract users could be severely impacted. This could result in increased customer acquisition costs, reduced user engagement, and lower revenue growth.

Our ability to successfully navigate these challenges and deliver consistent value through innovative, reliable, and competitively priced services will determine our ability to maintain strong demand for our fintech offerings. If we are unable to innovate at the pace of the market or respond effectively to changes in technology and user expectations, our competitive position could deteriorate, leading to slower growth, increased market pressure, and diminished financial performance.

We are a rapidly growing company with a relatively limited operating history.

We have experienced rapid growth in recent years. Our limited operating history may make it difficult to make accurate predictions about our future performance. Assessing our business and future prospects may also be difficult because of the risks and difficulties we face, including our ability to:

•	maintain and increase the transaction volume facilitated by our fintech services;

•	enter into new and maintain existing business partnerships;

•	successfully build our brand and protect our reputation from negative publicity;

•	increase the effectiveness of our marketing strategies;

•	successfully adjust our products and services in a timely manner in response to changing macroeconomic conditions and fluctuations in the markets where we operate;

•	comply with and successfully adapt to complex and evolving regulatory environments in a number of countries;

•	protect against increasingly fraudulent borrowing and online theft;

•	successfully compete with companies that are currently in, or may in the future enter, the fintech and microfinance banking business;

•	effectively secure and maintain the confidentiality of the information received, accessed, stored, provided and used across our systems;

•	successfully maintain diverse and robust sources of capital to fund loans originated by us;

•	successfully fund a sufficient quantity of our loan demand with low-cost funding to help keep our interest rates competitive;

•	successfully obtain and maintain funding and liquidity to support continued growth and general corporate purposes;

•	attract, integrate and retain qualified employees; and

•	effectively manage and expand the capabilities of our operations teams, partners and other business operations.

We have and may continue to expand operations internationally where we have limited operating experience and may be subject to increased business, economic and regulatory risks that could adversely impact our financial results.

We have pursued and may, in the future, pursue international expansion of our business operations, either organically or through acquisitions, in international markets where we have limited or no experience in marketing, selling and deploying our products and services. As of December 31, 2025, our business was primarily conducted in Nigeria, Indonesia, Egypt and Pakistan. If we fail to deploy or manage our operations in these countries successfully, our business and operations may decline significantly. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

•	political, social and/or economic instability;

•	risks related to governmental regulations in foreign jurisdictions and unexpected changes in regulatory requirements and enforcement;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk and fraud;

•	cash shortage crisis in the countries where we operate;

•	enhanced difficulties of integrating any foreign acquisitions;

•	burdens of enforcing and complying with a variety of foreign laws;

•	different extent of protection for intellectual property rights in some countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries;

•

different regulations and practices with respect to employee/employer relationships, existence of workers’ councils and labor unions, and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain international jurisdictions;

•	compliance with statutory equity requirements; and

•	management of tax consequences.

If we are unable to manage the complexity of global operations successfully, our financial performance and operating results could suffer. In addition, our global operations may be subject to complex and often conflicting regulatory regimes, including laws related to data privacy and protection, cybersecurity, anti-corruption, anti-money laundering, taxation, labor practices, foreign exchange, cash repatriation, and anti-competition. Ensuring compliance with such laws increases our operational costs and legal risk exposure. Although we intend to implement robust compliance policies and procedures, there can be no assurance that we, or our employees, agents or business partners, will not violate applicable laws and regulations. Any such violations, whether actual, alleged or perceived, could subject us to civil or criminal penalties, litigation, regulatory investigations or reputational harm, all of which could materially and adversely impact our brand, international growth initiatives, and overall business.

Foreign exchange and interest rate fluctuations could adversely affect our financial condition and results of operations.

Because we operate in various jurisdictions, we are exposed to foreign exchange risk arising from fluctuations in exchange rates between the local currencies and other currencies used in our operations. While we generally maintain a natural hedge by generating revenues and incurring costs primarily in the same local currencies, this strategy may not fully mitigate currency risk in periods of volatility. We are also exposed to interest rate risk relating to our short-term investments, loans and interest receivable and interest-bearing liabilities. Although these instruments currently bear fixed interest rates and have not historically resulted in material adverse effects, future changes in market interest rates could negatively impact our investment returns, funding costs and financial condition.

For instance, we conduct a substantial portion of our operations in Nigeria, where the local currency is not freely convertible into foreign currencies and foreign exchange transactions are subject to regulatory controls and approvals by the CBN. Although we implemented effective measures to address the foreign exchange risks during the last round of Naira devaluation in 2023, similar risks may arise in the future. A devaluation of the Nigerian Naira, or the local currencies in other jurisdictions where we operate, relative to the U.S. dollar could create inflationary pressures and cause the relevant local governments to, among other measures, increase interest rates.

Any depreciation of the local currencies in the jurisdictions where we operate may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results. Restrictive macroeconomic policies could reduce the stability of the economic conditions in the jurisdictions where we operate and harm our results of operations and profitability. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the local currencies in the jurisdictions where we operate relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth. Restrictions on access to foreign currency, delays in conversion or remittance, or changes in foreign exchange regulations or enforcement practices could limit our ability to convert local currency balances, settle cross-border obligations or upstream funds, which could adversely affect our liquidity management, capital allocation and financial flexibility.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing, and transmission of sensitive customer data, including personal information such as names, addresses, identification numbers, and payment details. As such, we face cybersecurity risks that could expose us to significant liability, costly litigation, and reputational harm. Unauthorized disclosure, modification, destruction, or loss of data through breaches of cybersecurity, viruses, or system disruptions could significantly impact our operations.

Cyber threats have become increasingly sophisticated, including targeted attacks on information systems and infrastructure. These attacks may be perpetrated by malicious third parties, or may result from human error, fraud, or accidental technological failures. For example, third-party providers we rely on may also experience security breaches that compromise our systems and data. Despite encryption and other security measures, we cannot guarantee that unauthorized access to sensitive data will not occur.

The evolving nature of cyber risks, ranging from data breaches, viruses, and malware to denial-of-service attacks, may disrupt our services or compromise our products and systems. Such attacks could result in the unauthorized release of confidential data, corruption of system integrity, and disruption of services, all of which could harm our reputation, lead to legal or regulatory actions, and force us to incur substantial remediation costs. Furthermore, a major security breach could result in loss of access to our payment systems or regulatory sanctions, including the suspension of our ability to process transactions. Despite maintaining insurance coverage for cyber threats, such coverage may not be sufficient to fully cover all potential losses arising from cybersecurity incidents.

As cybersecurity incidents are becoming more frequent and complex, we are committed to continually improving our security practices and response measures. However, due to the unpredictable nature of cyber threats, we cannot ensure that our preventive measures will always be sufficient to protect against breaches. Any significant cybersecurity incident could lead to a material adverse effect on our business, financial condition, and operational results.

The collection, processing, use, storage, sharing and transmission of personal data could give rise to liabilities as a result of relevant laws and regulations, as well as our failure to adhere to the privacy and data security practices that we articulate to our users.

We collect, process, store, use, share and/or transmit a large volume of personal information and other non-public data from current, past and prospective users. There are national, regional and foreign laws regarding privacy, data security and the collection, use, storage, protection, sharing and/or transmission of personal information and non-public data. Additionally, many states continue to enact legislation on matters of privacy, information security, cybersecurity, data breach and data breach notification requirements.

Any violations of these laws and regulations may require us to change our business practices or operational structure, including limiting our activities in certain states and/or jurisdictions, address legal claims, and sustain monetary penalties, reputational damage and/or other harms to our business. Furthermore, our online privacy policy and website make certain statements regarding our privacy, information security, and data security practices with regard to information collected from our users. Failure to adhere to such practices may result in regulatory scrutiny and investigation (including the potential for fines and monetary penalties), complaints by affected users, reputational damage and other harm to our business. If either we, or the third-party service providers with which we share user data, are unable to address privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.

If our existing business partners were to cease or limit operations with us or if we are unable to attract and onboard new partners, our business, financial condition and results of operations could be adversely affected.

Our business and ability to continue offering fintech services depend on our ability to maintain strong relationships with our partners, such as financial institutions, payment processors, other service providers and our supply chain partners for point-of-sale devices. If any of our partners were to suspend, limit, or cease their operations, or if we are unable to onboard new strategic partners, our ability to offer integrated services and enhance user engagement could be adversely affected, potentially leading to a decrease in transaction volume or user activity.

In addition, our partners and other participants in the payment ecosystem may change the pricing, operating rules, technical standards, settlement cycles, reserve requirements or risk policies applicable to our services, including in response to regulatory developments, fraud trends or changes in their risk tolerance. These changes could increase our costs, reduce our margins, require us to modify our products and processes, or limit our ability to offer certain payment methods or services on commercially reasonable terms.

In some cases, partners may also experience operational disruptions, liquidity constraints, or financial distress, which could delay or prevent the processing or settlement of transactions, disrupt the availability of our services, or require us to transition to alternative providers on short notice.

We rely on key partnerships to offer a wide range of services including payments and Credit Services. If these partnerships were to end or be restricted, whether due to regulatory changes, competitive pressures, or shifts in business strategy, it could negatively impact our operations, financial condition, and growth trajectory. Additionally, if we are unable to onboard new partners in a timely manner or if we face delays in integration, our growth in services, particularly in emerging markets, could be hindered. Among others, our ability to source and deliver POS terminals depends on the stability and reliability of our supply chain. Any disruptions, such as delays in manufacturing, shipping, or availability of key components, could adversely affect our operations and customer satisfaction. Additionally, fluctuations in the geopolitical factors affecting supply chains may lead to increased costs or supply shortages, which could harm our business.

Furthermore, partnerships may evolve due to mergers, acquisitions, or changes in market dynamics, which could disrupt or change the terms of our existing relationships. If our partners engage in such changes or choose to form exclusive or more favorable relationships with competitors, our business could be adversely affected. In some cases, partners may also face regulatory scrutiny, requiring us to adjust our operations or cease business with them. Any such disruptions in our partnerships may result in decreased service offerings, reduced customer satisfaction, and negative impacts on our financial results.

We may enter into memoranda of understanding or other preliminary arrangements with strategic partners that are non-binding in whole or in part. However, we may not enter into definitive agreements contemplated by these arrangements, obtain required approvals, successfully integrate our respective platforms or launch the contemplated products and services. Even if implemented, such collaborations may not achieve anticipated customer adoption, commercial benefits or market expansion. For example, our memorandum of understanding with Stanbic Africa Holdings Limited, a member of Standard Bank Group, does not obligate either party to implement any particular initiative, and any initiative will require definitive agreements and applicable internal and regulatory approvals.

We are subject to extensive, complex and evolving laws, rules and regulations, which are interpreted and enforced by various government authorities.

We are subject to various national and regional regulatory regimes across various jurisdictions. The principal policy objectives of these regulatory regimes are to protect fintech services users and to prevent fraud, money laundering, and terrorist financing. Laws and regulations, among other things:

•	impose licensing and qualifications requirements;

•	require various disclosures and consents;

•	mandate or prohibit certain terms and conditions for various financial product;

•	prohibit discrimination based on certain prohibited bases;

•	prohibit unfair, deceptive or abusive acts or practices;

•	require us to submit to examinations by national and regional regulatory regimes; and

•	require us to maintain various policies, procedures and internal controls.

In certain jurisdictions where we operate, digital lending and other fintech activities have attracted increasing attention from legislators, policymakers and regulatory authorities. From time to time, legislative bodies or regulators may propose or introduce new laws, regulations or policy measures aimed at strengthening oversight of fintech platforms, including with respect to pricing practices, consumer protection, licensing requirements and operational standards. Such developments may result in heightened regulatory scrutiny, additional compliance obligations or restrictions on certain aspects of our business. If we are required to modify our products, pricing structures or operating practices, or if regulatory uncertainty delays or constrains our business activities, our results of operations, financial condition and growth prospects could be materially and adversely affected. Among others, we charge interest rates on certain credit products in Nigeria that are higher than those typically observed in other markets. While such pricing is currently permitted under applicable Nigerian laws and regulations and is broadly consistent with prevailing market practices among local peers, there can be no assurance that the existing regulatory framework, enforcement approach or market tolerance will remain unchanged. Elevated interest rates may attract increased scrutiny from regulators, policymakers and consumer protection authorities, and may also expose us to heightened public, media and reputational risks. If we are required to materially reduce interest rates, modify our pricing structure, enhance borrower protection measures or exit certain credit segments, our revenue, profitability and growth prospects could be adversely affected.

In addition, certain credit loan services offered by us in Indonesia involve funding that is all provided by third-party lenders. While such arrangements are currently legally permissible in Indonesia and are conducted under the supervision of the relevant regulatory authorities, regulatory authorities in Indonesia may in the future impose more stringent licensing requirements, capital or equity thresholds, investor protection rules, disclosure obligations, funding structure limitations or other compliance standards on our local credit loan services. Any such changes could increase our compliance costs, restrict our business model, limit the availability of funding, or require us to materially restructure or discontinue our Indonesia loan services, which could adversely affect our operations and financial performance in that market.

Monitoring and complying with all applicable laws and regulations can be difficult and costly. Failure to comply with any of these requirements may result in, among other things, enforcement action by governmental authorities, lawsuits, monetary damages, fines or monetary penalties, restitution or other payments to borrowers or investors, modifications to business practices, revocation of required licenses or registrations, voiding of loan contracts and reputational harm.

Adverse macroeconomic and financial market conditions may negatively affect our business and results of operations.

Adverse macroeconomic conditions, such as fluctuating exchange rates, government debt levels, inflation expectations, and changes in consumer spending patterns, can affect the demand for our fintech and microfinance banking services and the performance of our business. For example, in markets like Nigeria, where frequent fluctuations in the exchange rate of the Naira are driven by government policies and economic fluctuation, our revenues, operating costs, and profitability may be adversely affected. Additionally, these fluctuations may impact the purchasing power of our users, increase the risk of defaults, and harm our financial health. During periods of economic hardship, consumer spending tends to decrease, which negatively impacts our individual fintech services as users reduce discretionary spending. Inflationary pressures may lead to reduced disposable income, decreasing demand for savings and investment products. Moreover, higher interest rates often result in a decline in demand for Credit Services, as both individuals and businesses become more cautious about borrowing. Furthermore, the increase in the interest rates in the markets where we operate may also affect our revenue margin and demand for our financial services, such as Credit Services.

Macroeconomic stress may also reduce borrowers’ repayment capacity and our ability to collect or recover outstanding balances, which could increase charge-offs and adversely affect the performance of our Credit Services. These impacts could occur rapidly and may be amplified in emerging markets, where inflation, currency devaluation and policy changes can be more volatile. Additionally, economic downturns could lead to decreased demand for our fintech services or increased demand for higher yields on loans. There is no guarantee that economic conditions will remain favorable or that interest in purchasing our loans will stay at current levels. As our Credit Services, such as Buy Now, Pay Later (“BNPL”) products, continue to grow, the risk of higher default rates may increase. If we fail to effectively manage these risks, our financial results, operational efficiency, and long-term growth could be materially impacted.

A significant change in consumer confidence in our fintech services or adverse publicity concerning us, our business or our personnel could negatively impact our business.

We have developed a strong and trusted brand that has contributed significantly to the success of our business. We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our fintech services, retaining existing users on our OPay platform and expanding our user base.

Harm to our brand can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality, inadequate protection or misuse of personal information, compliance failures and claims, litigation and other claims, misconduct by our partners or other counterparties or any other negative publicity concerning our Company or key personnel. We have been, from time to time and may in the future be, the target of incomplete, inaccurate and misleading or false statements about our Company and our business that could damage our brand and deter users from adopting our services.

Any negative publicity relating to the individuals or entities that we employ or contract with or that otherwise represent our Company, including from reported or actual incidents or allegations of illegal or improper conduct, such as harassment, discrimination or other misconduct, as well as any negative publicity about our industry or our Company, the quality and reliability of our fintech services, our compliance and risk management processes, changes to our fintech services, our ability to effectively manage and resolve user complaints, our privacy, data protection and information security practices, litigation, regulatory licensing and infrastructure, and the experience of our users with our solutions or services, could result in significant media attention, even if not directly relating to or involving us. This could also have a negative impact on our reputation, potentially resulting in termination of contracts, our inability to attract new user or client relationships or the loss or termination of such employees’ services. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

An increase in fraudulent activities could lead to reputational damage to our brand and material legal, regulatory and financial exposure (including fines and other penalties), and could reduce the use and acceptance of our fintech services.

Financial service providers such as us, as well as our users, colleagues, regulators, partners and other third parties are likely to be the target of increasingly sophisticated fraudsters and fraud rings in the future. Our Credit Services are supported by a comprehensive technology and risk management framework that integrates biometric verification, machine-learning-based credit modeling, and AI-driven post-loan servicing tools, aimed at detecting and preventing fraudulent activity, which requires significant investment, maintenance and ongoing monitoring and updating as technologies and regulatory requirements change and as efforts to overcome security and anti-fraud measures become more sophisticated. Despite our efforts, we may be subject to fraudulent activity. The possibility of fraudulent or other malicious activities and human error or malfeasance cannot be eliminated entirely and will evolve as new and emerging technologies are deployed, including the increasing use of personal mobile and computing devices that are outside of our network and control environments. Risks associated with each of these include theft of funds and other monetary loss, the effects of which could be compounded if not detected quickly. Indeed, fraudulent activity may not be detected until well after it occurs, and the severity and potential impact may not be fully known for a substantial period of time after it has been discovered.

Fraudulent activity and other actual or perceived failures to maintain a product’s integrity and/or security have led to increased regulatory scrutiny and may lead to regulatory investigations and intervention, increased litigation (including class action litigation), remediation, fines and response costs, negative assessments of us and our subsidiaries by regulators and rating agencies, reputational and financial damage to our brand, and reduced usage of our fintech services, all of which could have a material adverse impact on our business.

Any fraudulent activity and other incidents related to the actual or perceived failures to maintain the integrity of our processes and controls could negatively affect us, including harming the market perception of the effectiveness of our security measures or harming the reputation of the financial system in general, which could result in reduced use of our fintech services. Such events could also result in legislation and additional regulatory requirements.

We require substantial capital and, in the future, may require additional capital to pursue our business objectives.

Since our founding, we have raised substantial financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and growth strategy and respond to business opportunities, challenges or unforeseen circumstances, including introducing new solutions and services, further expanding internationally in existing or new countries or further improving existing offerings, enhancing our operating infrastructure and potentially acquiring complementary businesses and technologies.

Additional funds may not be available when we need them, in amounts we need, or permitted to be applied to specific use cases, on terms that are acceptable to us or at all. Volatility in the credit markets may also have an adverse effect on our ability to obtain capital and funds. The cost of our financing activities may increase due to market volatility, changes in the risk premiums required by lenders or if traditional sources of capital are unavailable. Furthermore, if we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution. Volatility or depressed valuations or trading prices in the equity markets may similarly adversely affect our ability to obtain equity financing.

There can be no assurance that we can obtain sufficient sources of external capital to support the growth of our business. Delays in doing so or failure to do so may require us to reduce loan originations or reduce our operations, which would harm our ability to pursue our business objectives as well as harm our business, operating results and financial condition.

Challenges in securing adequate funding may adversely impact our Credit Services.

Our ability to provide Credit Services is dependent on securing and maintaining sufficient liquidity and funding sources. We fund a portion of our Credit Services using our own capital, while also facilitating credit through third-party funding partners. If we are unable to retain our current sources of liquidity, or fail to secure new or alternative financing methods, our Credit Services could face significant challenges.

As we expand the volume of Credit Services and broaden our fintech offerings, we may require more capital than initially anticipated. Depending on market conditions and other factors, we may not be able to secure additional capital for current or future operations on favorable terms or at all. The availability of capital is subject to many factors, some of which are outside our control, including events of default, breaches of financial covenants, or other risks that could hinder our access to institutional funding.

If we are unable to secure additional funding or replace our current financing arrangements with more favorable terms, the cost of capital could increase, which would negatively affect our ability to finance new Credit Services and offer additional fintech products. In the worst-case scenario, we may be forced to reduce the scale of our Credit Services or other operations, which could significantly harm our business, financial condition, operating results, and cash flows.

The loss of key management members or key employees, or an inability to hire key personnel, could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management, who have significant experience in the fintech and technology industries, are responsible for our core competencies and would be difficult to replace. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

If we fail to make accurate credit underwriting, pricing or loss forecasting decisions, our business, financial condition and results of operations could be materially and adversely affected.

Our Credit Services rely on data-driven credit underwriting, pricing and loss forecasting to assess users’ creditworthiness, repayment capacity and overall risk profile under changing macroeconomic conditions. These processes involve significant judgment and are subject to inherent uncertainty. Our underwriting, pricing and loss forecasting models rely on historical data and assumptions that may not remain predictive, including due to changes in customer behavior, fraud patterns, product design, regulatory requirements or macroeconomic conditions. In our self-operated Credit Services business, inaccurate underwriting or pricing decisions, or errors in forecasting expected loss rates, could result in higher-than-anticipated delinquencies or defaults. If actual loss experience deviates materially from our assumptions, we may incur increased impairment charges, earnings volatility and adverse impacts on the fair value of our loan assets. In our loan facilitation model, inaccurate credit assessments may lead to higher-than-expected default rates on loans facilitated through our platform, which could harm our relationships with funding partners, damage our reputation or reduce transaction volumes. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our business may be negatively affected due to risks relating to the acts of independent agents and their potential breach of agreements with us.

We work with independent agents in Nigeria who support our offline customer acquisition and service activities, including facilitating account openings, OPay Debit Card issuance, activating POS devices, and enabling users to deposit and withdraw cash from their OPay accounts. To the extent that these independent agents fail to deliver satisfactory and efficient services for our users, our ability to provide convenient and integrated fintech and/or microfinance banking services may be severely harmed. Any interruption to or discontinuation of our relationships with agents may severely and negatively impact our ability to continue growing our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be successful in detecting any non-compliance of our agents with our agreements. We may be exposed to the risks of fraud or other misconduct committed by these agents. Fraud or other misconduct by these agents may involve engaging in unauthorized misrepresentation to our users, misappropriating third parties’ intellectual property and other proprietary rights and engaging in bribery or other unlawful activities. In any such event, we could, as a result, be subject to claims brought by our users or third parties for fraud or other conduct committed by such agents, which could result in potentially substantial financial liability and diversion of our managerial and financial resources regardless of whether the claim has merit. In such event, our business, financial condition and results of operations may be adversely affected.

If the information provided to us by users is incorrect or fraudulent, we may misjudge a user’s qualification to receive a loan or use one of our products, and our results of operations may be harmed.

Our lending decisions are based partly on information provided to us by loan applicants or users. To the extent that these applicants provide information to us in a manner that we are unable to verify, our credit decisioning process may not accurately reflect the associated risk. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and results of operations.

We use a comprehensive technology and risk management framework to analyze data to authenticate each applicant’s identity and information. From time to time, however, there is a risk that these checks could fail, and fraud, which may be significant, may occur and go undetected. We may not be able to recoup loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, results of operations and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, which could negatively impact our results of operations, brand and reputation, and require us to take steps to reduce fraud risk, which could increase our costs.

We have incurred net losses and may incur net losses again in the future.

We have incurred net losses in the past, and there is no assurance that we will be able to maintain profitability on a consistent basis in the future. Among others, we expect to continue investing significantly in areas critical to our long-term growth, including the enhancement of our fintech services, development of new technologies, expansion of customer base, and the recruitment and retention of qualified personnel. These investments may not yield immediate or sufficient financial returns, and our expenses may increase faster than our revenues. In addition, we may continue to take strategic actions that, while necessary to support our competitive position, could adversely impact our short-term financial performance. As a result, we may continue to incur operating or net losses in future periods, and our ability to maintain profitability will depend on a variety of factors, many of which are beyond our control.

Internet-based loans origination processes may give rise to greater risks than paper-based processes.

We use Internet-based loan processes to obtain application information and distribute certain legally required notices to applicants for, and borrowers of, our Credit Services, and to obtain electronically signed loan documents in lieu of paper documents with ink signatures obtained in person. These processes may entail greater risks than paper-based loan origination processes, including regarding the sufficiency of notice for compliance with consumer protection laws, risks that borrowers may challenge the authenticity of loan documents, or the validity of the borrower’s electronic signature on loan documents, and risks that unauthorized changes are made to the electronic loan documents.

If any of those factors were to cause our loans, or any of the terms of our loans, to be unenforceable against the relevant borrowers, or impair our ability as master servicer or servicer to service our loans, the value of our loan assets would decrease significantly.

If loans originated through our OPay platform underperform, we may incur credit losses or face reduced access to external funding, which could materially and adversely affect our business.

Under our self-operated credit model, underperformance of loans originated through our platform could result in financial losses on the receivables we hold. Because our lending business is in its early stages and is growing rapidly, our ability to effectively adjust our lending product pricing and conduct provision might not be adequate due to factors such as limited and evolving vintage data. In addition, there is a risk that our credit risk management practices may not function as effectively as expected as we continue to expand our lending business to serve a broader borrower group with longer tenors. The credit quality of our loan portfolio may deteriorate, and our expected credit loss provision may prove insufficient to cover potential losses.

Our provisions for expected credit loss are based on current assessments and expectations concerning factors such as Nigeria’s gross-domestic product, Nigeria’s gross-domestic product per capita at purchasing power parity, Nigeria’s current account balance and other considerations. As these factors are largely beyond our control and there is no infallible method for predicting credit losses, we cannot guarantee that our provisions for expected credit loss will be sufficient. If actual losses exceed our estimates, we may be required to increase our provisions, which could adversely affect our financial condition and results of operations.

Our business and financial performance will be negatively affected if the non-performing loan ratio in relation to our self-operated loans would increase in the future. The non-performing loan ratio may increase as our loan portfolio grows, and this growth may result in the credit quality of the portfolio being worse than anticipated. NPL ratio may also rise due to factors beyond our control, such as adverse changes in the credit quality of our borrowers, or a deterioration in economic conditions in the markets in which we operate. Moreover, an increase in our self-operated loan tenure could lead to a rise in bad debts.

In addition, our self-operated loans in Nigeria are primarily funded from our own balance sheet. If the funding we use for loans and the loans we provide to borrowers are not appropriately matched in terms of tenor, pricing, or credit performance, or if there are significant withdrawals of customer deposits, liquidity pressures could arise, adversely affecting our operations and financial condition.

Our growth prospects, operational performance, and overall financial condition might be negatively impacted due to the risks from our loan facilitation business in Indonesia.

Inaccurate credit assessments, deficiencies in borrower screening, or an unexpected increase in borrower defaults could negatively affect the performance of loans facilitated through our platform. In addition, loans facilitated through our platform are generally supported by credit insurance arrangements provided by licensed third-party insurers. However, we cannot assure that such insurance arrangements will remain available on commercially reasonable terms, or at all. If credit insurance arrangements cannot be maintained, or if insurance providers fail to meet their obligations, lenders may become less willing to originate loans through our platform, which could adversely affect transaction volumes and our operating results. This is because insurance premiums are charged to borrowers and paid to insurance companies on the funding partners’ behalf, and changes in such premiums may affect the amount of consideration attributable to our loan facilitation services. Under our loan facilitation model, poor loan performance may erode the confidence of our funding partners, leading them to reduce, suspend or terminate funding arrangements with us. In such cases, our ability to continue facilitating loans and generating income from such activities may be adversely affected if external funding becomes unavailable or more limited. We may face challenges in meeting the capital requirements and providing sufficient funding for our loan facilitation activities, which could negatively impact our growth prospects, operational performance, and overall financial condition. In addition, an increase in our loan tenure under loan facilitation model could lead to a rise in bad debts.

Our loan facilitation business is also subject to evolving Indonesian laws and regulations governing Technology-Based Joint Funding Services (the “LPBBTI”) activities, channeling arrangements and the permissible scope of intermediary services. If applicable laws, regulations, regulatory interpretations or supervisory practices are amended, tightened or applied more stringently in the future, we may be required to adjust our business model, operational processes or contractual arrangements, incur additional compliance costs, or restrict or suspend certain activities. Any such changes could adversely affect our relationships with lenders, our ability to continue operating our loan facilitation business as currently conducted, and our growth prospects in Indonesia.

If our marketing efforts are not successful, our business and results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract users depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our fintech and banking services. Our marketing channels include, but are not limited to, earned media through press and social media, as well as traditional advertising, online affiliations, search engine optimization and digital marketing. If any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels significantly increases or if we are not successful in generating new channels, we may not be able to attract new users in a cost-effective manner or increase the activity of our existing users.

In addition, a significant portion of our user acquisition and engagement depends on access to mobile app distribution platforms, including third-party app stores, as well as the continued compatibility of our applications with mobile operating systems and devices. These distribution platforms may change their terms, policies, ranking algorithms or enforcement practices, suspend or remove our applications, or restrict our ability to promote or monetize our services, and we may not be able to resolve any such issues promptly. Any of the foregoing could reduce our visibility to potential users, disrupt onboarding or usage, increase customer acquisition costs, or otherwise harm our business and results of operations. We also rely on telecommunications networks and third-party messaging providers to deliver one-time passwords and other verification messages for account onboarding and user authentication. Disruptions, delays, filtering, fraud, changes in telecom policies, or increased costs could reduce successful onboarding and login rates, increase fraud risk and customer support burden, and adversely affect our business.

Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable, secure and innovative fintech services, the effectiveness of our marketing efforts, the experience of existing users and our ability to maintain trust and remain a leading fintech platform. We may introduce, or make changes to, features, products, services, privacy practices or terms of service that users do not like, which may materially and adversely affect our brand. Our brand promotion activities may not generate user awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect and enforce trademark and other intellectual property protection for our brand. If we fail to successfully promote, protect and maintain our brand or if we incur excessive expenses in this effort, we may lose our existing merchants and users to our competitors or be unable to attract new merchants and users. Any such loss would have an adverse effect on our business and results of operations.

The success of our sales and marketing efforts also depends on our ability to attract, retain and effectively train enough experienced personnel. As the competitive landscape intensifies, it may become more difficult to recruit skilled professionals or retain key team members with deep industry knowledge. In addition, newly hired personnel may require significant time and resources to become fully effective, and there is no assurance that they will perform to our expectations.

We may from time to time evaluate and potentially consummate acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

Our success will depend, in part, on our ability to expand our business. In some circumstances, we may determine to do so through the acquisition of complementary assets, businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of technology, product development, risk management and sales and marketing functions;

•	retention of employees from the acquired company and retention of our employees due to cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•

the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, information security safeguards, procedures and policies;

•	potential write-offs or impairments of intangible assets or other assets acquired in the acquisition;

•

liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties; and

•	geographic expansion exposes our business to known and unknown regulatory compliance risks including elevated risks for tax compliance, money laundering controls, and supervisory controls oversight.

Our failure to address these risks or other problems encountered in connection with our acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business, generally. Future acquisitions could also result in dilutive issuances of our equity securities, incurrence of debt, contingent liabilities, regulatory obligations to further capitalize our business, and goodwill and intangible asset impairments, any of which could harm our financial condition and negatively impact our stockholders. To the extent we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes.

Some aspects of our platform include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We incorporate open-source software into processes supporting our business and anticipate using open-source software in the future. The terms of various open-source licenses to which we are subject have not been interpreted by national courts or other authorities, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems, limits our use of the software, inhibits certain aspects of our systems and negatively affects our business operations. Some open-source licenses contain requirements that we make source code modifications or derivative works we create publicly available or make available on unfavorable terms or at no cost, based upon the type of open-source software we use.

While we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source license, such use could inadvertently occur, or could be claimed to have occurred, in part because open-source license terms are often ambiguous. We may face claims from third parties claiming ownership of, or demanding the release or license of, modifications or derivative works that we have developed using such open-source software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and if portions of our proprietary technologies are determined to be subject to an open-source license, or if the license terms for the open-source software that we incorporate change, we could be required to publicly release all or affected portions of our source code, purchase a costly license, cease offering the implicated products or services unless and until we can re-engineer such source code in a manner that avoids infringement, discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or change our business activities, any of which could negatively affect our business operations and potentially our intellectual property rights. In addition, the re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. If we were required to publicly disclose any portion of our proprietary models, it is possible we could lose the benefit of trade secret protection for our models.

In addition to risks related to license requirements, the use of certain open-source software can lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, controls or other contractual protections regarding infringement claims or the quality of the origin of the software. There is little legal precedent in this area, and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Use of open-source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open-source software. Any of these risks associated with the use of open-source software could be difficult to eliminate or manage, and if not addressed, could materially and adversely affect our business, financial condition and results of operations.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, changes to our business model, and requirements resulting in increased expenses.

In the ordinary course of business, we may be named as a defendant in various legal actions. All such legal actions are inherently unpredictable and, regardless of the merits of the claims, litigation is often expensive, time-consuming, disruptive to our operations, and distracting to management. In addition, certain actions may include claims for indeterminate amounts of damages. Our involvement in any such matter also could cause significant harm to our reputations and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. If resolved against us, legal actions could result in significant verdicts and judgments, injunctive relief, equitable relief, and other adverse consequences that may affect our financial condition and how we operate our business, including our decision to continue operating in certain states. As we continue to expand internationally, we might be affected by the increasingly complex global regulation landscapes in relation to geographic tension or political concerns, such as the final rule by U.S. Department of the Treasury to implement the Executive Order 14105, which had taken effect in January 2025.

As a participant in the financial services industry, we need to make regulatory compliance efforts that are significantly time-consuming and require expensive operational and compliance improvement. We may also be subject to investigations by regulatory authorities, such as industry-wide examination on anti-competition which could result in fines or other penalties. There is no assurance that regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted borrowers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of borrowers impacted, and could generate litigation or regulatory investigations that subject us to additional risk.

Employee misconduct, which can be difficult to detect and deter, could harm our reputation and subject us to significant legal liability.

We operate in an industry in which integrity and the confidence of our users is of critical importance. We are subject to risks of errors and misconduct by our employees that could adversely affect our business, including:

•	engaging in misrepresentation or fraudulent activities when marketing or performing online services to our users;

•	improperly using or disclosing confidential information of our users or other parties;

•	concealing unauthorized or unsuccessful activities; or

•	otherwise not complying with applicable laws and regulations or our internal policies or procedures.

The precautions that we take to detect and deter employee misconduct might not be effective. If any of our employees engage in illegal, improper, or suspicious activity or other misconduct, we could suffer serious harm to our reputation, financial condition, and our ability to attract new users. We also could become subject to regulatory sanctions and significant legal liability, which could cause serious harm to our financial condition, reputation, and prospects of attracting additional users.

Our risk management processes and procedures may not be effective.

We have established risk management processes to identify, measure, monitor, and mitigate various risks such as credit risk, liquidity risk, operational risk, cybersecurity risk, and reputational risk. However, despite our efforts, there is no assurance that our risk management strategies will always be fully effective, especially in the face of unexpected challenges or changing market conditions. For instance, operational risks, such as human error or technology failure, are also present, and while we have implemented robust controls, there is always a possibility of failures that could disrupt our services. Cybersecurity remains another critical concern. Despite investments in security measures, the risk of cyberattacks and data breaches remains. Fluctuations in macroeconomic factors like interest rates, exchange rates, or inflation could impact our users’ ability to repay loans, which may lead to higher default rates and increased credit losses. Additionally, our liquidity may be constrained if we are unable to secure sufficient capital, or if market conditions make financing more expensive. Lastly, reputational risk poses a significant challenge, as any negative perceptions, whether justified or not, could harm our user trust, regulatory relationships, and business growth.

If our risk management framework does not effectively mitigate these risks, we could face significant losses and operational setbacks, which could materially affect our business and financial results.

If we fail to establish and maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trade price of our ordinary shares may decline.

Prior to this offering, we were a private company with limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. Our management has not completed, nor were we required to complete an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of preparing and auditing our financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm have identified two material weaknesses in our internal control over financial reporting, and the material weaknesses still existed as of December 31, 2025. If we are unable to remediate the material weaknesses or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in our internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Specifically, the material weaknesses identified relate to our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in application of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.

We are in the process of implementing a number of measures to address the material weaknesses identified. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting.” However, there is no guarantee that these measures will be effective in addressing the material weaknesses identified or that we may conclude that they have been fully remediated. In addition, during the course of documenting and testing our internal control procedures, we may identify additional material weaknesses in our internal control over financial reporting. Such material weakness may cause investors to lose confidence in our reported financial information, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, will require us and potentially our independent registered public accounting firm to evaluate and report on our internal control over financial reporting once we become a publicly listed company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion on our internal controls over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. The process of implementing our internal controls and complying with Section 404 will be expensive and time-consuming and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including SEC action, ineligibility for short form resale registration, the suspension or delisting of our ordinary shares from the stock exchange on which it is listed and the inability of registered broker-dealers to make a market in our ordinary shares which would further reduce our stock price and could harm our business.

Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenues or expenses.

The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenues or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenues and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over- or understated, which could materially and adversely affect our business, financial condition and results of operations.

Our operating metrics are subject to inherent measurement challenges, and any real or perceived inaccuracies could harm our reputation and adversely affect our business, financial condition, and results of operations.

We rely on certain key operating metrics to evaluate growth trends, assess the performance of our business, monitor developments, allocate resources, and make strategic decisions. These metrics are calculated using internal data collected through our proprietary systems and methodologies, which have not been independently audited or verified by third parties. While we believe these metrics reflect reasonable estimates and are useful in tracking our business performance over time, there are inherent limitations and challenges in measuring them accurately. Our methodologies involve numerous assumptions and may be susceptible to technical limitations, data integrity issues, or system errors.

Additionally, the definitions and calculation methods we use may differ from those applied by other companies in our industry or from third-party market estimates, which may result in a lack of comparability or confusion among investors and analysts. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our business, financial condition, and results of operations may be materially and adversely affected.

Our business may be adversely affected if we are unable to attract, retain, or expand our merchant base, or if user fraud and merchant defaults occur in connection with settlement.

Our business is, to a certain extent, influenced by the growth, retention, and overall engagement of our merchant base. The strength of our merchant relationships is an important driver of transaction volumes and revenue generation. If we are unable to attract new merchants, expand existing relationships, or maintain merchant satisfaction, our operating performance and growth prospects could be negatively impacted.

We are also exposed to risks of user fraud and merchant default, particularly in circumstances where we are involved in settlement. Fraudulent transactions, chargebacks, or defaults by merchants may result in financial losses, reputational harm, and increased compliance or operational costs. We have implemented risk management, monitoring, and fraud prevention systems designed to reduce these exposures. However, such measures may not fully prevent losses, and residual risks could remain significant. Any of these factors, individually or in combination, could have a material adverse effect on our business, results of operations, and long-term prospects.

Our management has limited experience operating a public company.

We have incurred and will continue to incur increased costs as a result of operating as a relatively new public company, and our management will continue to devote substantial time to new compliance initiatives. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and NYSE. Our management and other personnel devote, and we expect will continue to devote a substantial amount of time to these compliance initiatives. For example, our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, new or changes to existing rules and regulations in the future may increase our legal and financial compliance costs and make some activities more time-consuming and costly, which would increase our net loss for the foreseeable future. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, the board committees or as executive officers. This challenge is exacerbated by the heightened personal liability, regulatory scrutiny, and time commitments associated with serving on the board or in senior management of a U.S.-listed public company, which may deter qualified individuals from accepting such roles, or require us to offer significantly higher compensation or liability protections to attract suitable candidates.

Our executive officers possess significant management expertise, while they have limited experience in the management of a publicly traded company. Their limited experience in dealing with the increasingly complex laws pertaining to public companies increases the amount of their time devoted to these activities, which will result in less time being devoted to the management and growth of the business. We continue to evaluate whether we have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. If we are required to expand our employee base and hire additional employees to support our operations as a public company, our operating costs will increase in future periods.

We involve third parties in services, systems and information technology applications, and a breach or violation of law by one of these third parties could disrupt our business or provide our competitors with an opportunity to enhance their position at our expense.

We involve third parties in financial, technology and insurance services, systems and information technology applications. In the event these third parties fail to provide these services adequately, including as a result of financial difficulty or insolvency, errors in their systems, outages or events beyond their control, or refuse to provide these services on terms acceptable to us or at all, and we are not able to find suitable alternatives in time, our business may be materially and adversely affected.

Third-party vendors are partially involved in our software and systems development, servicing systems, the timely transmission of information across our data communication network, and for other telecommunications, processing, remittance and technology related services in connection with our servicing or payment services businesses. If current vendors were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. If a service provider fails to provide the services required or expected or fails to meet applicable contractual or regulatory requirements such as service levels or compliance with applicable laws, the failure could negatively impact our business. Such a failure could also adversely affect the perception of the reliability of our networks and services and the quality of our brand, which could materially adversely affect our business and results of operations.

We may not have sufficient insurance coverage to cover our potential liability or losses.

We face various risks in connection with our business and may lack adequate insurance coverage or have no relevant insurance coverage. We have purchased mandatory insurances in accordance with laws and regulations in jurisdictions where we operate. However, our current insurance coverage may not be sufficient to prevent us from suffering any loss and there is no certainty that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. Any uninsured occurrence including, among others, business disruption, material litigation, natural disaster or significant damages to our uninsured equipment or facilities may result in substantial costs and the diversion of resources. If we were held liable for uninsured losses or amounts and claims for insured losses exceeding the limits of our insurance coverage, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profitability.

We believe the granting of share-based compensation awards is important to attract and retain key personnel and employees, and we may grant share-based compensation awards to employees in the future. We do not have any equity-based award plan and we may adopt new equity-based award plans upon the completion of this offering. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We could be subject to changes in our tax rates, the adoption of new local or overseas tax legislation or exposure to additional tax liabilities.

Our future effective tax rates and tax liabilities could be favorably or unfavorably affected by unanticipated changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or interpretation of such laws. In addition, we may be subject to the examination of our income tax returns by U.S. and non-U.S. tax authorities. We regularly assess the potential outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these examinations will not have an adverse effect on our consolidated operating results and financial condition.

Our business may be adversely affected by computer malware, social engineering, phishing, physical or electronic break-ins, technical errors and similar disruption.

Our technologies and platform may become an attractive target for hacking and potentially vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. It is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, in which case there would be an increased risk of fraud or identity theft. Security breaches could occur from outside our Company, and also from the actions of persons inside our Company who may have authorized or unauthorized access to our technology systems. In addition, the software that we have developed to use in our daily operations is highly complex and may contain undetected technical errors that could cause our computer systems to fail. Additionally, if hackers were able to access our secure files, they might be able to gain access to the personal information of our users. If we are unable to prevent such activity, we may be subject to significant liability, negative publicity and a material loss of users, all of which may negatively affect our business.

We, our directors, officers, shareholders and employees may be subject to legal proceedings and regulatory actions, which could result in reputational harm and significant liabilities.

We are not currently involved in any material legal proceedings. However, due to the nature of our operations as a fintech platform and financial services provider operating across multiple markets, we, our directors, shareholders, management and employees may from time to time be involved in legal proceedings, regulatory investigations or enforcement actions relating to commercial, employment, labor, data protection, consumer protection, anti-money laundering, antitrust, securities or other matters.

Legal and regulatory proceedings may be costly, time-consuming and disruptive to our operations. We may be required to incur substantial legal expenses, divert management attention, or pay damages or settlements, regardless of the merits of such claims. In addition, adverse publicity arising from such proceedings, whether or not we are ultimately found liable, could harm our reputation, user trust and relationships with regulators and business partners.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Increasing focus on environmental, social and governance matters may expose us to additional costs, regulatory requirements and reputational risks.

In addition to financial performance, companies operating in the fintech and technology sectors are increasingly evaluated by investors, regulators and other stakeholders based on their performance with respect to environmental, social and governance (“ESG”) matters. Such assessments may consider a wide range of factors, including data protection and cybersecurity practices, consumer protection, financial inclusion, ethical conduct, employee practices, diversity and inclusion, climate-related impacts, and the role of the board in overseeing sustainability and compliance matters.

Institutional investors and other market participants have increasingly emphasized ESG considerations in their investment and engagement decisions. As a result, we may be subject to increased scrutiny, disclosure expectations and compliance costs in relation to ESG-related matters. There can be no assurance that we will be able to successfully manage evolving ESG expectations or comply with all applicable or emerging ESG-related laws, regulations and standards in the jurisdictions where we operate.

Any failure, or perceived failure, to adequately address ESG matters could adversely affect our reputation, limit access to capital, reduce investor interest and have a material adverse effect on our business, financial condition and results of operations.

The proposed secondary listing of our ordinary shares or of depositary receipts representing our ordinary shares on the NGX may not be completed, and if completed, our ordinary shares or depositary receipts listed on the NGX may not be fungible with or exchangeable into our ADSs listed on the NYSE, which could adversely affect liquidity and trading prices, unless appropriate cross-market arrangements are established.

The proposed secondary listing on the NGX would be subject to the applicable legal and regulatory requirements and our receipt of all necessary approvals. There can be no assurance that the necessary approvals will be obtained, or that the proposed secondary listing will be completed within any anticipated time frame or at all. Unless and until appropriate cross-market arrangements are established, securities traded on the NGX may not be fungible with or exchangeable into our ADSs traded on the NYSE, which could limit investors’ ability to transfer holdings between markets, fragment liquidity and result in price differences or increased volatility. Even if the proposed secondary listing is completed, and arrangements facilitating movement between the two markets are established, there can be no assurance that it will develop an active trading market or achieve the anticipated expansion of our investor base or improvement in liquidity.

There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, an issuer will be required to go through the filing procedures under the CSRC Filing Rules if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The CSRC Filing Rules also stated that the determination of whether it is applicable to the issuer will be done in accordance with the principle of “substance over form”, and that for issuers incorporated outside the PRC that do not meet criteria (a) and/or (b) in the preceding sentence, if the offering document includes major risk factors relating to mainland China, the lead underwriters and the issuer’s PRC counsel will be required to consider and analyze, in accordance with the principle of “substance over form”, whether the CSRC Filing Rules should apply. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As advised by our PRC Counsel, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules before ADSs can be listed or offered in the United States because (i) we did not generate any revenues within mainland China in 2025, being the most recent accounting year, and all of our operating assets are located outside of mainland China, (ii) our business activities are conducted outside mainland China, and our places of business are located outside mainland China, and (iii) our senior managers in charge of our business operation and management are predominantly non-PRC citizens or not domiciled in mainland China. Nevertheless, there remains uncertainty as to how the CSRC Filing Rules will be interpreted or implemented. We cannot assure you that whether we will be subject to such filing requirements for this contemplated offering and listing in the United States and our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.

Since these rules, statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Changing regulatory requirements and any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the ADSs to significantly decline in value or become worthless.

Our business is subject to the risks of natural disasters, power outages, telecommunications failures and similar events, and to interruptions by human-made problems such as terrorism, cyberattack, and other actions, which may impact the demand for our products or our users’ ability to repay their loans.

Events beyond our control may damage our ability to maintain our platform and provide services to our users. Such events include, but are not limited to, hurricanes, earthquakes, fires, floods and other natural disasters, public health crises, power outages, telecommunications failures and similar events. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our leased facilities. Because we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high-quality fintech services to our users, disruptions could harm our ability to effectively run our business. Moreover, our users face similar risks, which could directly or indirectly impact our business. Terrorism, cyberattacks and other criminal, tortious or unintentional actions could also give rise to significant disruptions to our operations. Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures or other disruptions. Comparable natural and other risks may reduce demand for our fintech services or cause our users to suffer significant losses and/or incur significant disruption in their respective operations, which may affect their ability to satisfy their obligations towards us. All of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Doing Business in Jurisdictions Where We operate

We have a present concentration of business in Nigeria.

At present, most of our business operations are conducted in Nigeria. As a result, our business, results of operations, financial condition and prospects are particularly exposed to economic, political, regulatory and market developments in Nigeria. Changes in inflation, currency values, interest rates, fiscal or monetary policies, infrastructure conditions or regulatory requirements could increase our costs, affect pricing and liquidity, disrupt our operations or otherwise adversely affect our business.

A large portion of our cash and investment balances is held with financial institutions in Nigeria, and a majority of our accounts receivable, loans and interest receivable are derived from customers and borrowers located in Nigeria. Adverse developments affecting Nigeria, relevant financial institutions or our customers and borrowers could increase credit losses, impair asset recoverability or adversely affect our liquidity. Although we conduct credit evaluations and ongoing monitoring, these measures may not prevent losses in all circumstances. Any of the above factors, individually or in combination, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Regional instability may adversely affect our business, financial condition and results of operations.

We have business operations in Middle East and African countries such as Egypt. Recent military actions involving Iran and the surrounding Gulf States have contributed to disruptions in regional transportation, shipping, ports, energy infrastructure, travel and broader business activity, and have increased volatility in commodity prices, financial markets and macroeconomic conditions in the region. Although we have not experienced any material direct disruption to date, any further escalation or prolonged instability could adversely affect employee mobility, counterparties, payment flows, business continuity, customer activity and the general operating environment in the jurisdictions in which we operate. Any such developments could negatively affect our operations, growth prospects, financial condition and results of operations.

The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

We are a holding company. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable Laws and regulations in these markets. For example, in Nigeria, there are restrictions on the declaration of dividends by our microfinance banking subsidiary. Specifically, the Banks and other Financial Institutions Act, 2020 and the Revised Regulatory and Supervisory Guidelines for Microfinance Banks in Nigeria, 2012 restrict the declaration and payment of dividend until a microfinance bank has (i) completely written-off all of its preliminary and pre-operational expenses, organizational expenses, shares selling commission, brokerage, amount of losses incurred, and other capitalized expenses not represented by tangible assets; (ii) made the adequate provisions to the satisfaction of the CBN for actual and contingent losses on assets, liabilities, off balance sheet commitments and such unearned incomes as are derivable therefrom; (iii) satisfied the minimum capital adequacy ratio requirement specified by the CBN, and (iv) satisfied any other governance and prudential requirements that may be stipulated by the CBN. Where the payment of dividend would result in withdrawal of any part of the free reserves due to inadequacy of the profit for the year or where the statutory report of the auditors on the Annual Accounts of the bank is not satisfactory, the MFB is required to obtain approval from the CBN to declare dividends. Additionally, there are restrictions on payment of dividends under the Temporary Suspension of Dividend Payments, Bonuses and Investment in Foreign Subsidiaries, 2025 affecting banks currently benefiting from credit exposures or single obligor limit forbearance. Repatriation and conversion of dividends to foreign currency from Nigeria through the Nigerian Foreign Exchange Market may only be effected upon submission of all requisite documentation, including an electronic Certificate of Capital Importation (an “e-CCI”) evidencing the importation of capital into Nigeria as well as exportation of proceeds, in accordance with the provisions of the Foreign Exchange (Monitoring and Miscellaneous Provisions) Act (as amended) and the Forex Manual.

Meanwhile, under Indonesian Company Law, a limited liability company must allocate a portion of its annual net profits as a statutory reserve until such reserve reaches at least 20% of its issued and paid-up capital before any dividends may be distributed to its shareholders. Such statutory reserve and similar capital maintenance requirements in certain jurisdictions may limit the amount of dividends that our subsidiaries may distribute to us. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in some of our markets to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Failure to meet capital adequacy and liquidity requirements applicable to our Nigeria microfinance banking subsidiary could adversely affect our business.

Our microfinance banking subsidiary operating in Nigeria is regulated by the CBN and is required to maintain adequate capital resources and comply with specified capital adequacy and liquidity ratios prescribed by the CBN. Compliance with these capital adequacy requirements may require us to retain earnings, raise additional capital, limit balance-sheet growth, adjust our business model, or reduce exposure to certain assets or activities. There can be no assurance that we will be able to maintain sufficient capital levels at all times, particularly during periods of rapid growth, regulatory change, or adverse economic conditions.

Although we currently meet the applicable capital adequacy ratio requirements, we have failed to do so in the past and may fail again in the future. Any such failure could restrict our operations or adversely affect our business, financial condition, and results of operations. If we fail to meet applicable capital adequacy requirements, the CBN may take certain supervisory or regulatory actions that could adversely impact our business in Nigeria, financial condition and result of operations, and limit our activities and restrict the payment of dividend by our subsidiaries in Nigeria.

If the yield on our short-term investments declines or if the asset managers we use are unable to return our funds on a timely basis, it could adversely impact our business and our ability to fund the returns we offer on our savings products, which could harm our liquidity and results of operations.

We earn interest income on short-term investments, and as of December 31, 2025, we had US$410.4 million of short-term investments placed through several domestically licensed asset management companies in Nigeria (“AMC-managed products”), and we also invest in Nigerian treasury bills and similar instruments. The underlying assets of these AMC-managed products include fixed-income securities, such as treasury bills issued by the CBN, money market funds and other liquid instruments, with yields typically ranging between 14% to 24% during the reporting periods. The returns we earn on these AMC-managed products are subject to changes in interest rates and market conditions, and the yields available on reinvestment may decline. In addition, certain assets held by AMC-managed products may include non-fixed income investments, and in some cases the size, nature, tenure and composition, sector and geographical exposure of the underlying assets may not be fully transparent at all times. Fluctuations in the performance, liquidity or valuation of such underlying assets could adversely affect the investment returns of AMC-managed products. Furthermore, AMC-managed products may be exposed to counterparty and settlement risk, including the risk that issuers, custodians, counterparties or other service providers fail to perform their contractual obligations or experience financial distress. While standard settlement typically occurs within T+1 to T+3, many AMC agreements contain force majeure provisions, which release AMCs from liability if delays occur due to failures in financial systems, banking infrastructure, or other issues within the financial services sector. In the event of a systemic liquidity crisis, multiple AMCs could invoke such clauses simultaneously, resulting in an inability to access funds while still being obligated to meet guaranteed returns to customers, with no penalties or compensation for the delay.

Any such counterparty default or deterioration in creditworthiness could result in losses, delays in settlement, or other disruptions, which could negatively impact investment performance, liquidity and the overall attractiveness of AMC-managed products. Moreover, we may be subject to various penalties if we withdraw our investments early or have delays in making payments, which could adversely impact our liquidity and financial performance.

We offer guaranteed returns on certain savings products. If the returns we earn on our short-term investments are below the returns we owe to customers, we may be required to fund the difference from our own resources. This could reduce our profitability, cash flows and capital adequacy and could require us to use liquidity and capital to fulfill the funding gap that would otherwise be available for operations or growth, and for complying to regulatory capital requirements.

In addition, although the asset managers we partner with are licensed, we remain exposed to the risk that one or more of them experiences operational failures, poor investment performance, liquidity constraints, misconduct, insolvency, or regulatory intervention for the broader Nigerian asset management sector. In any of these events, we may not be able to redeem or transfer our investments when expected, including to meet savings products’ customer withdrawals or payout obligations. Even investments that are generally viewed as lower risk, such as treasury bills, can be subject to price volatility prior to maturity and settlement delays in stressed conditions, which could materially and adversely affect our business, financial condition and results of operations.

We hold licenses that result in substantial compliance costs, and our business would be adversely affected if our licenses are impaired as a result of non-compliance with those requirements.

We currently hold licenses in connection with our financial services and Credit Services. Changes in licensing laws may result in increased disclosure requirements, increased fees, or may impose other conditions to licensing that we or our personnel are unable to meet. In most jurisdictions in which we operate, a regulatory agency or agencies regulate and enforce laws relating to financial services. We are subject to examinations by national and other regulators in the jurisdictions in which we conduct business, which can result in increases in our administrative costs and refunds to borrowers of certain fees earned by us, and we may be required to pay substantial penalties imposed by those regulators due to compliance errors, or we may lose our license or our ability to do business in the jurisdiction otherwise may be impaired. Fines and penalties incurred in one jurisdiction may cause investigations or other actions by regulators in other jurisdictions.

We may not be able to maintain all currently required licenses and permits. If we change or expand our business activities, we may be required to obtain additional licenses before we can engage in those activities. If we apply for a new license, a regulator may determine that we were required to do so at an earlier point in time, and as a result, may impose penalties or refuse to issue the license, which could require us to modify or limit our activities in the relevant state. Jurisdictions may also expand or otherwise modify their current regulations and if such jurisdictions so act, we may not be able to comply with such updated regulations or maintain all requisite licenses and permits in such jurisdictions or our costs of compliance with and maintenance of such licenses or permits may materially increase.

In addition, the jurisdictions that currently do not provide extensive regulation of our business may later choose to do so, and if such jurisdictions so act, we may not be able to obtain or maintain all requisite licenses and permits, which could require us to modify or limit our activities in the relevant state or states. The failure to satisfy those and other regulatory requirements could result in a default of our arrangements with various partners, our other financial arrangements and/or servicing agreements and thereby having a material adverse effect on our business, financial condition and results of operations.

Changes in applicable laws and regulations, as well as changes in government enforcement policies and priorities, may negatively impact the management of our business, results of operations, ability to offer certain products or the terms and conditions upon which they are offered, and ability to compete.

Fintech regulation is constantly changing, and new laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on our ability to operate as currently intended, and cause us to incur significant expense in order to ensure compliance. Governmental financial services regulators are also enforcing existing laws, regulations, and rules aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. From time to time, we have been, and may in the future be subject to routine or ad hoc regulatory reviews. Such reviews or measures may require us to allocate management time and resources to address regulatory inquiries or to temporarily adjust certain aspects of our operations. Although we strive to resolve such matters in the ordinary course of business, any regulatory review or supervisory action could, depending on its scope and duration, result in operational constraints, including limitations, such as temporary restrictions or suspensions, on customer onboarding, which could adversely affect our revenue, growth prospects and business operations.

These regulatory changes and uncertainties could also adversely impact our business planning and could result in changes to our business model and potentially adversely impact our results of operations. For instance, if the application of consumer protection laws were to cause our credit services, or any of the terms of our credit services, to be unenforceable against the relevant borrowers, our business will be materially adversely affected. Even if we seek to comply with licensing and other requirements that we believe may be applicable to us, if we are found to not have complied with applicable laws, we could lose one or more of our licenses or authorizations or face other sanctions or penalties or be required to obtain a license in one or more such jurisdictions, which may have an adverse effect on our business.

Proposals to change the statutes affecting financial services companies are frequently introduced that, if enacted, may affect their operating environment in substantial and unpredictable ways. In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on our operating environment. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business.

New laws, regulations, policy or changes in enforcement of existing laws or regulations applicable to our business, or reexamination of current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or user remediation). These changes also may require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business.

We operate in challenging environments and are subject to anti money laundering and countering the financing of terrorism (AML/CFT) laws, economic and trade sanctions regulations, and similar financial crime laws failure to comply with them and misuse of our services by customers could subject us to significant regulatory, civil, or criminal liability or lead to additional material adverse consequences to our business operation.

We operate fintech businesses across multiple jurisdictions, primarily including Nigeria, Indonesia, Egypt and Pakistan, each of which has its own evolving AML/ CFT, sanctions and related regulatory regimes. The jurisdictions in which we operate have varying levels of regulatory maturity and enforcement practices and present a high risk from an AML/CFT and related financial crime perspective. Nigeria and Pakistan have historically been subject to increased monitoring with respect to the sufficiency of their AML/CFT compliance regimes by the Financial Action Task Force. As a result, our business is subject to high AML/CFT and related financial crime risk and we are subject to extensive and complex AML/CFT obligations imposed on digital financial service providers and heightened scrutiny by regulators and financial institution partners, covering areas like customer due diligence, KYC procedures, transaction monitoring, suspicious activities and suspicious transaction reporting, record retention, and ongoing risk assessments.

Moreover, listing in the U.S. could subject us to increased U.S. jurisdiction for purposes of U.S. sanctions enforcement, especially if we inadvertently engage in activities that violate U.S. sanctions or those of other international bodies. Given technical limitations in monitoring user activity, including the ability of users to provide false or misleading information or attempt sanctions-evasion, it is possible that we may inadvertently and without our knowledge provide services to individuals or entities in violation of sanctions or embargoes. To comply with these regulations and to address the high AML/CFT and financial crime risks presented by these jurisdictions and our business model, we must establish, maintain, and effectively implement robust AML/CFT and sanctions compliance programs, procedures, and controls, all as part of our everyday business operations and in collaboration with our business partners. We may utilize the services of third-party vendors, such as screening tools and transaction monitoring solutions, to support these compliance efforts and to prevent our platform from being used to facilitate business with sanctioned persons or jurisdictions. Despite these efforts, we cannot guarantee that our screening tools and transaction monitoring solutions will be effective in preventing sanctioned persons or persons in sanctioned jurisdictions from using our services. Failure to comply with sanctions-related rules and regulations could result in fines, criminal and civil lawsuits, forfeiture of assets, or other enforcement actions.

There are several inherent risks associated with the establishment, implementation, and supervision of our AML/CFT and sanctions compliance framework. To begin with, combatting money laundering and other fraudulent or illegal activities is a significant challenge in the digital financial services industry because transactions are conducted between parties who are not physically present and for whom it is difficult to ascertain the true purpose of funds transfer, which creates opportunities for misrepresentation and abuse.

Additionally, given the large scale and continuous growth of our user base, the high volume and frequency of transactions processed through our platform, and the fact that we serve a broad spectrum of individual users, micro-merchants and small businesses, our AML/CFT and sanctions compliance framework is inherently high risk and complex from an AML/CFT and financial crime perspective. The highly automated nature of our services makes our operations an attractive target for misuse, including fraudulent or illegal activities, money laundering, terrorism financing, sanctions violations, and other illicit or malicious practices. Additionally, criminals are using increasingly sophisticated methods to engage in illegal activities and digital financial service providers like us, may be especially vulnerable to criminal misuse of our services. In the event that we or any of our users engage in illegal conduct, including conduct that facilitates money laundering, terrorist financing, sanctions violations, or other illicit activity, we may be subject to significant regulatory, civil, or criminal liability, which could also result in additional material adverse consequences to our business operations.

In addition, the effectiveness of our AML/CFT program and controls depends critically on multiple factors, including the quality and accuracy of user-provided information at onboarding, the sophistication and performance of our risk models and customer risk assessment methodologies, the robustness and responsiveness of our transaction monitoring systems, and the consistent and timely execution of policies and procedures across our different geographic markets and business lines. It is possible that our AML/CFT program and controls may be ineffective and that users of our platform may engage in illicit activity. Additionally, the effectiveness of our AML/CFT program and controls have not been audited by a third party. We are in the process of commissioning a third-party audit of the effectiveness of our AML/CFT controls across the jurisdictions in which we operate and it is possible that the third party audit may find weaknesses or deficiencies in our AML/CFT program and controls requiring remediation. We rely heavily on our employees to assist us by spotting illegal and improper activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. If we decide to instead outsource any of our customer due diligence, customer screening or anti-financial crime operations, we would remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of employees, third parties to whom we outsource certain tasks and processes, we will face increased risks of regulatory breaches. Any failures to comply with our obligations in this area in a timely manner, or any deficiencies in the design or implementation of our AML/CFT and sanctions compliance systems, including failures to timely detect, investigate or report suspicious activities, could expose us to significant regulatory, civil or criminal liability, or lead to material adverse consequences to our business operation. Moreover, regulatory expectations and enforcement practices relating to AML/CFT, sanctions and other financial crime areas continue to evolve and, in some jurisdictions where we operate, may be subject to heightened enforcement focus. Regulators may adopt more stringent interpretations of existing rules, introduce new compliance requirements, or increase supervisory inspections and investigations. For example, our business model includes agent banking operations, which present specific AML/CFT compliance challenges. Recently in October 2025, the CBN issued the Guidelines for the Operations of Agent Banking in Nigeria which, among other things, introduced enhanced operational and compliance requirements for principals engaged in agent banking. Furthermore, the Guidelines require agents to act exclusively for a single principal, impose enhanced due diligence, monitoring and reporting obligations, require the use of dedicated agent accounts, and provide for significant sanctions for non-compliance. Compliance with these requirements may increase our operational and compliance costs, reduce the pool of available agents, increase competition for qualified agents, require changes to our systems and processes, and adversely affect our ability to recruit, retain and expand our agent network. Failure to comply could expose us to regulatory sanctions, financial penalties, restrictions on our agent banking operations or other adverse regulatory action that the CBN could impose/take. Similar regulatory developments may occur in other jurisdictions where we operate, potentially requiring changes to our business practices and adjustments to our compliance program. We may not be able to comply, in a timely manner or at all, with new regulations, or obtain appropriate exemptions from regulatory authorities, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, revocation of relevant license, or suspension certain parts of our business, make it more difficult for new customers to join our platform and reduce the attractiveness of our products and services.

Our ongoing compliance with AML/CFT requirements is dependent on our, as well as our partner banks, obtaining and maintaining the requisite licenses and regulatory approvals required to conduct our business activities. For example, in Egypt, we operate through partner bank arrangements and provide our current products and services pursuant to licenses granted by the Central Bank of Egypt to our partner banks. These arrangements permit us to operate our existing business in Egypt and are subject to ongoing regulatory oversight and compliance with applicable regulatory and AML/CFT requirements. We are currently in the process of obtaining an independent license from the Central Bank of Egypt for our business operations in this market. Any failure by us or our partner banks to obtain, maintain, or renew licenses in any required jurisdictions, any delay or inability to obtain the required authorizations, or any change in regulatory interpretation or supervisory expectations, as well as our and our partner banks’ ability to establish, maintain, and effectively implement robust AML/CFT compliance programs, could restrict our ability to continue or expand our operations and may require us to modify our business model or incur additional compliance costs.

Additionally, as our business continues to scale, we must maintain sufficient staffing, expertise and resources to support our AML/CFT and sanctions compliance program, including the recruitment and retention of qualified compliance personnel, the provision of ongoing training, and the consistent application of policies and procedures across an expanding geographic footprint. Our current compliance staffing may be inadequate to address the AML/CFT, sanctions, and financial crime risk profile of our operations and any failure to maintain adequate resourcing or ensure the effectiveness and competence of our compliance personnel could result in gaps in monitoring, detection and escalation of financial crime risk.

While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with applicable anti-money laundering and sanctions laws and regulations, such policies and procedures may not be effective in all instances to prevent violations, either directly or through intermediaries. If we fail to adapt our compliance framework in a timely and effective manner, or if local or international regulators determine that our AML/CFT or sanctions controls are inadequate, we could be subject to substantial fines, penalties, remediation obligations, restrictions on certain business activities, suspension or revocation of licenses, or increased supervisory oversight. These compliance challenges underscore the importance of robust AML/CFT controls and the regulatory risks inherent in our operating jurisdictions.

Any actual, alleged, or perceived failure to comply with AML/CFT economic and trade sanctions, and similar financial crime laws could also result in reputational harm, loss of user and partner confidence, diversion of management attention, increased compliance and operating costs, and limitations on our ability to expand or operate in certain markets. As a result, our business, financial condition, results of operations and growth prospects could be materially and adversely affected.

Our business activities are subject to risks in relation to regulatory actions and suspensions.

Our ability to operate smoothly is closely tied to maintaining compliance with AML/CFT, and sanctions laws across the jurisdictions where we operate. If we fail to adapt our compliance framework in a timely and effective manner, or if local or international regulators determine that our AML/CFT or sanctions controls are inadequate, we could be subject to significant regulatory and commercial consequences. These may include substantial fines, penalties, remediation obligations, restrictions on certain business activities, suspension or revocation of licenses, or increased supervisory oversight. Such regulatory actions and potential future disruptions could significantly affect our commercial operations. Failures to meet AML/CFT regulatory standards can result in restrictions on customer engagement, business activity, and access to financial services in certain regions. These disruptions not only cause reputational harm but can also jeopardize customer confidence and engagement, leading to a negative impact on market perception and overall business performance.

We are subject to anti-corruption laws and regulations, and failure to comply with them could expose us to significant liability or adverse consequences.

The jurisdictions in which we operate present elevated anti-corruption risk and are subject to varying degrees of enforcement of anti-bribery and anti-corruption laws. As a global fintech platform, we are required to comply with applicable anti-corruption laws and regulations in all markets we serve, particularly in regions such as Nigeria, Indonesia, Egypt, and Pakistan.

These regions are governed by evolving anti-corruption regulations and present heightened risks of corruption or bribery, making it essential that we maintain robust compliance programs and uphold transparent and ethical business practices.

In addition, upon our listing in the United States, we will become subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which imposes stringent requirements relating to anti-bribery provisions, internal controls, and accurate books and records. Compliance with the FCPA will introduce additional risks and challenges, particularly given our operations in markets where bribery and corruption may be more prevalent and where enforcement of anti-corruption laws may be inconsistent.

We face significant risks if we fail to comply with the FCPA and other applicable anti-corruption laws, which generally prohibit companies, as well as their agents and third-party intermediaries, from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, or private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any improper advantage. Although we have implemented an anti-corruption compliance policy, we cannot assure that all of our employees, customers, agents, or third-party contractors to whom we outsource certain business operations will act in compliance with our policies, contractual obligations, and applicable laws, and we may be held responsible for violations by such parties.

Any violation of the FCPA or other applicable anti-corruption laws could result in investigations or enforcement actions by U.S. or foreign regulators, civil or criminal penalties, significant fines, disgorgement of profits, injunctions restricting future conduct, securities litigation, and reputational harm or loss of investor confidence, any of which could materially and adversely affect our business, financial condition, and results of operations.

We are subject to supervision and regulation in several jurisdictions and failure to maintain or comply with licensing and regulatory status requirements could result in significant disruptions to our business or even in our losing the ability to conduct our business.

As we operate across multiple jurisdictions, we are subject to various licensing and regulatory requirements. The regulatory environment in these markets can be complex and is subject to frequent changes. If we fail to maintain the necessary licenses or fail to comply with regulatory requirements, we could face the suspension or revocation of licenses, halting our ability to operate in certain regions. These potential regulatory failures could negatively affect our ability to expand, conduct business, and maintain financial stability.

We are at risk of fraud and misuse of our services.

Given the nature of our services, the scale of our platform, and the volume of transactions we handle, there is a significant risk that our services may be misused for fraudulent or criminal activities, including money laundering, terrorist financing, or other illicit financial activities. Despite robust monitoring systems, the risk of fraud remains a concern, and failures to detect or prevent fraud in a timely manner could expose us to legal liabilities, financial losses, regulatory sanctions, and reputational harm. Additionally, any misuse of our services by customers could undermine the trust and security of our platform, impacting user confidence and business growth.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by them. Such laws and regulations may impose certain limitations on the ability to collect and share users’ non-public personal information with nonaffiliated third parties or require certain disclosures to consumers about their information collection, sharing and security practices and their right to “opt out” of the institution’s disclosure of their personal financial information to nonaffiliated third parties.

Furthermore, legislators and/or regulators are increasingly adopting new and/or amending existing privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices; our policies and practices related to the collection, use, sharing, retention and safeguarding of consumer and/or employee information; and some of our current or planned business activities. New requirements, originating from new or amended laws, could also increase our costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, information security and data protection laws (including those regarding security breach notification) affecting user and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as solutions or services that involve sharing information with third parties or storing sensitive card information), which could materially and adversely affect our profitability. Additionally, there is always a danger that regulators can attempt to assert authority over our business in the area of privacy, information security and data protection. In addition, if our vendors and/or service providers are or become subject to laws and regulations in the jurisdictions that have enacted more stringent and expansive legislation applicable to privacy, information and/or data protection, the costs that these vendors and service providers must incur in becoming compliant may be passed along to us, resulting in increasing costs on our business.

Government authorities also may initiate actions for alleged violations of privacy or security requirements. Our failure to comply with evolving privacy, information security and data protection laws could result in potentially significant regulatory investigations and government actions, litigation, penalties, fines or sanctions, consumer or merchant actions and damage to our reputation and brand, all of which could have a material adverse effect on our business.

Should we undertake a further international expansion of our business, we may be required to comply with additional stringent privacy and data protection laws. These regulations may interfere with our intended business activities, inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal information, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with laws in other jurisdictions or with our existing data management practices or the features of our services and platform capabilities. We therefore cannot yet fully determine the impact these or future laws, rules, regulations and industry standards may have on our business or operations. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the imposition of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition and results of operations.

We cannot yet fully determine the impact these or future laws, rules, regulations and industry standards may have on our business or operations. Any such laws, rules, regulations and industry standards may be inconsistent among different jurisdictions, subject to differing interpretations or may conflict with our current or future practices. Additionally, our users may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Adherence to such contractual requirements may impact our collection, use, processing, storage, sharing and disclosure of various types of information including financial information and other personal information, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned features, solutions and services and/or increase our cost of doing business. As we expand our user base, these requirements may vary from user to user, further increasing the cost of compliance and doing business.

Any failure or perceived failure by us to comply with our privacy policies or any applicable privacy, security or data protection, information security or consumer protection related laws, regulations, orders or industry standards could expose us to costly litigation, significant awards, fines or judgments, civil and/or criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations. The publication of our privacy policy and other documentations that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices, which could, individually or in the aggregate, materially and adversely affect our business, financial condition and results of operations.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

Our ability to provide our various fintech and microfinance banking services depends, in part, upon our proprietary technologies, especially OPay’s technology platform that combines a modern, cloud-native core with proprietary risk, payments, and data systems. We may be unable to protect our proprietary technologies effectively, which would allow competitors to duplicate our business processes and know-how, and adversely affect our ability to compete with them. A third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third party for infringement of our intellectual property could be costly, and there can be no guarantee that any such efforts would be successful.

In addition, our platform may infringe upon third-party intellectual property, and we may face intellectual property challenges from such other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes. The costs of defending any such claims or litigation could be significant and, if we are unsuccessful, could result in a requirement that we pay significant damages or licensing fees, which would negatively impact our financial performance. If we cannot protect our proprietary technology from intellectual property challenges, our ability to maintain our platform could be adversely affected.

We may in the future be subject to federal or state regulatory inquiries regarding our business.

From time to time, in the ordinary course of our business, we may receive inquiries or requests for information from governmental or regulatory authorities regarding the scope of our operations, licensing or compliance obligations. Responding to such inquiries may require management time and resources and could increase our compliance costs. While we believe that we operate in material compliance with applicable laws and regulations, there can be no assurance that regulatory authorities will not adopt different interpretations or expectations in the future. Any such developments could require us to adjust certain aspects of our operations and could adversely affect our business, financial condition or results of operations.

The ADSs may be prohibited from trading in the United States pursuant to the HFCAA, an executive order or otherwise. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ordinary shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the 2021 Determinations to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor. On December 15, 2022, the PCAOB removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can completely inspect and investigate audit firms in the relevant jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our consolidated financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in any jurisdictions is subject to variability and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction.

If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in the relevant jurisdictions, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and U.S. stock exchanges may determine to delist our securities.

Risks Related to Our Corporate Structure

We may cease to benefit from assets and licenses held by our majority-owned entities and/or KUFI that are critical to the operations of our business, if such majority-owned entities and/or KUFI were to declare bankruptcy or become subject to dissolution or liquidation proceedings.

We do not have priority pledges and liens against the assets of our majority-owned entities and/or KUFI. If our majority-owned entities and/or KUFI undergo involuntary liquidation proceedings, third-party creditors may claim rights to some or all of their assets and we may not have priority against such third-party creditors on the assets and licenses of our majority-owned entities and/or KUFI.

We are a holding company and do not have any material assets other than our equity interests in our majority-owned entities and KUFI, and any change in our ability to repatriate dividends or other payments could materially adversely affect us.

We are a Cayman Islands holding company whose material assets consist entirely of its direct and indirect equity interests in its majority-owned entities and KUFI. We are therefore dependent upon payments, dividends and distributions from such majority-owned entities and KUFI for funds to pay our operating and other expenses. Since we rely principally on dividends and other payments from such entities and ventures for our cash requirements, any restrictions on such dividends or other payments in the jurisdictions we operate could materially and adversely affect our liquidity, financial condition and results of operations. Further, exchange rate fluctuations may affect the value of any distributions such entities and venture make with respect to our equity interests in those entities and venture.

The competent government authorities may determine that our contractual arrangements with the registered shareholders of KUFI do not comply with applicable laws and regulations.

Based on the advice of our local counsel in Indonesia, the relationship between our Company and KUFI is governed by contractual arrangements with the shareholders of KUFI, rather than direct equity ownership. While these arrangements are intended to provide us with effective supervision and economic exposure over KUFI, Indonesia does not currently have a regulatory regime that expressly recognizes or affirmatively endorses VIE structures. Consequently, there is regulatory uncertainty regarding how such arrangements may be viewed under existing foreign investment, licensing, and sectoral frameworks. The current structure relies on the principle of freedom of contract under Indonesian civil law, but the absence of an explicit prohibition does not guarantee that these arrangements will be upheld or approved by Indonesian regulators. Accordingly, the local or national authorities or regulatory agencies in the relevant jurisdiction may reach a different conclusion, which could lead to an action being brought against the VIE and/or its shareholders, or by administrative orders or in local courts. If the relevant local authorities find that our contractual arrangements do not comply with their prohibition or restrictions on foreign investment, or if the relevant governments otherwise find that the VIE is in violation of the relevant laws or regulations or lack the necessary registrations, permits or licenses to operate our businesses in their respective jurisdictions, they would have broad discretion in dealing with such violations or failures. Any of these actions could cause significant disruption to our business operations, which could in turn materially and adversely affect our business, financial condition and results of operations.

The shareholders of KUFI may have potential conflicts of interest with us.

The interests of shareholders of KUFI may differ from the interests of our Company. These shareholders of KUFI may breach or cause the KUFI to breach the existing contractual arrangements we have with them, which could materially and adversely affect our ability to be considered as the primary beneficiary of the KUFI. For example, these shareholders may be able to cause our agreements with the shareholders to be performed by KUFI in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis.

We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

While we have effective supervision over KUFI, we do not currently have beneficial ownership interest in the equity shares of KUFI. The contractual arrangements with the registered shareholders of KUFI may not be as effective as ownership.

Due to regulatory and licensing requirements applicable to financial technology and digital lending businesses in Indonesia, we conduct certain of our operations in Indonesia through KUFI, a locally incorporated and licensed entity. While we do not directly hold equity interests in such entity, we operate such businesses in Indonesia under a series of contractual arrangements we entered into with the registered shareholders of the operating entity that, taken as a whole, enable us to hold indirect economic interests in the registered shareholder of KUFI. These contractual arrangements provide, to the extent permitted under applicable Indonesian laws and regulations, the degree of supervision and economic exposure. Through the contractual arrangements described above, we have controlling financial interest of Indonesian operating entity. Accordingly, for accounting purposes, we treat the operating entity as a consolidated entity in our consolidated financial statements.

Under the current contractual arrangements, we rely on the performance by KUFI and its registered shareholders of their respective obligations under the contracts to receive economic benefits from KUFI. KUFI and its registered shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholders of KUFI may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the registered shareholder of KUFI. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of law and arbitration, litigation or other legal proceedings in the designated jurisdiction and therefore will be subject to uncertainties in the application and implementation of the legal system of such jurisdiction. Therefore, our contractual arrangements with the registered shareholder of KUFI to be performed by KUFI may not be as effective as direct ownership.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We intend to apply to list our ADSs on the NYSE. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

We may not pay cash dividends on our ADSs for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends on our ADSs in the foreseeable future. Any future determination to pay dividends on our ADSs will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as our Board of Directors deems relevant.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement securities, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short seller attacks have, in the past, led to selling ADSs in the market.

Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions. It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business.

If analysts publish inaccurate or unfavorable research, the price and trading volume of our ADSs could decline.

The trading market for our ADSs depends in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the price of our ADSs would likely decline. If few analysts cover us, demand for our ADSs could decrease and our ADS price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly. In addition, analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these research analysts.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price per ADS and our net tangible book value per ADS, after giving effect to the net proceeds we receive from this offering. In addition, you may experience further dilution in connection with the issuance of ordinary shares upon the exercise or vesting, as the case may be, of our future share incentive awards, if any. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, our directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the directors, provided that the shareholders shall receive the annual audited financial statements of the Company. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, a number of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and other jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information, see “Enforceability of Civil Liabilities.”

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares underlying your ADSs.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the ordinary shares underlying your ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted, and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our ADSs could depend in part on the research and reports that certain securities or industry analysts publish about us or our business. Several analysts may cover our stock. If one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material non-public information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance requirements.

As a Cayman Islands exempted company listed on NYSE, we are subject to corporate governance requirements of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of NYSE that listed companies must have a majority of independent directors and that the audit committee consists of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance requirements applicable to U.S. domestic issuers.

We could be subject to additional tax liabilities due to changes in tax laws, tax audits or our growth, which could affect our profitability and increase our effective tax rate.

We are subject to complex tax laws and regulations of multiple jurisdictions in which we operate, which are subject to uncertain interpretation. Our interpretation and application of these laws and regulations as well as compliance with specific tax filing requirements, payment obligations and transfer pricing regulations require significant judgment and the use of assumptions and estimates. Our effective tax rate and tax filings reflect our interpretation of such tax laws. As a result, we are exposed to the risk that tax authorities in any of these jurisdictions could disagree with our interpretations of the applicable tax laws or our tax calculations’ methodologies, including the classification of our revenues, the pricing of our intercompany transactions or the determinations of the jurisdictions to which profits are attributed. For example, a tax authority could challenge whether our supplies are taxable or exempt for VAT purposes, or could challenge our input VAT recovery methodology. We, including certain of our material subsidiaries, may from time to time be subject to tax audits and other similar proceedings with tax authorities in a number of jurisdictions. In certain cases, the applicable tax authority may challenge one or more tax positions that we have taken. We intend to resolve each of these audits in an efficient manner, including, where appropriate, through arbitration and/or court proceedings. These audits and other similar proceedings, when resolved, could result in additional taxes, including interest and penalties, which could, in turn, adversely affect our business, financial condition, results of operations and future prospects.

Furthermore, our effective tax rate could materially increase as a result of changes in tax law, tax treaties or the interpretation thereof, such as those introducing a tax for credit institutions with liabilities above certain thresholds. Moreover, changes to withholding tax rules, or how they apply to us, may impact our ability to repatriate profits from our operating subsidiaries in various jurisdictions. Our tax liability may also increase significantly if we are required to pay additional taxes (including “minimum” taxes, VAT, other indirect taxes and employment taxes) in any jurisdiction as a result of a growth of our business.

In sum, any changes in tax laws or regulations, or in their interpretation by the relevant authorities, the outcome of any tax audits or changes to our taxation as a result of any expansion or modification of our network, operations or corporate structure, could adversely affect our business, financial condition, results of operations and future prospects.

We may not be able to utilize our loss carryforwards, deferred interest deductions and other tax attributes.

We have significant carried forward losses, deferred interest expense and other similar tax attributes, most of which are currently unrecognized within our consolidated financial statements, that arise under the tax laws of the jurisdictions in which we operate. It is possible that we will not generate sufficient taxable income in those jurisdictions or otherwise will be unable to fully utilize these losses, deferred interest expense and other tax attributes. In addition, the utilization of our tax attributes to reduce our taxable income may be subject to limitations under the applicable laws of the jurisdictions in which we operate.

For each accounting reporting period, we assess the likelihood of our carried forward losses, deferred interest expense and other similar tax attributes offsetting future taxable income. We only recognize such attributes as assets on our consolidated balance sheet if there is sufficient likelihood that these tax attributes will be utilized by us in the foreseeable future. The assessment of the recoverability of carried forward losses, deferred interest expense and other similar tax attributes, and therefore the level of deferred tax asset recognition, requires us to exercise judgment based on facts and estimates that may change over time. Accordingly, the value of tax attributes recognized on our consolidated balance sheet for any fiscal period may change over time and may not be indicative of the actual amount of tax attributes that we will be able to utilize in future periods to offset our taxable income. Any limitation on the use of, or the changes to, our tax assets to offset taxable income, including as a result of changes in applicable tax laws or our ownership changes, could result in increased tax liabilities and, as such, could adversely affect our business, financial condition, results of operations and future prospects.

Following recent changes to the Nigerian Capital Gains laws, you may be required to file a Nigerian tax return and pay Nigerian tax on gains upon disposing of our ordinary shares or ADSs.

Under the recently enacted Nigeria Tax Act, 2025 and Nigeria Tax Administration Act, 2025 in Nigeria which came into effect in January of 2026, you may be required to file a tax return in Nigeria and pay tax on any gains realized on a disposition of our ordinary shares or ADSs. See “The Federal Republic of Nigeria Taxation.” There is currently no guidance from the Nigerian tax authorities addressing this potential requirement in the context of a person such as a holder of our ordinary shares or ADSs, and accordingly the requirement and how to satisfy it in connection with an investment in our ordinary shares or ADSs are inherently uncertain. You should speak to your own tax advisor regarding this potential requirement.

There is a risk that we may be a passive foreign investment company for U.S. federal income tax purposes (“PFIC”) for the current or any future taxable year, which could subject U.S. investors in our ordinary shares or ADSs to significant adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Subject to certain exceptions (including the exception for active banks described below), passive income generally includes dividends, interest (including interest-equivalent income or other amounts treated as interest), gains from the sale or exchange of investment property and certain rents and royalties. Cash and cash equivalents are generally passive assets for these purposes. In addition, goodwill (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the book value of its assets) is generally characterized as an active asset to the extent it is attributable to activities that produce active income.

We hold a substantial amount of cash and other passive assets, and the proceeds from this offering will increase the amount of cash we hold. However, based upon the estimated value of our assets, including goodwill, the nature and composition of our income and assets and the application of an exception applicable to certain banks engaged in the active conduct of a banking business (under which interest, income equivalent to interest and certain other types of income earned by such banks are treated as active for purposes of the PFIC rules) (the “active banking exception”), we do not believe that we were a PFIC for our taxable year ended December 31, 2025. Our determination of the value of our assets for our taxable year ended December 31, 2025 is the subject of management discretion and is based on a valuation method that is not based on publicly quoted values of our equity, and could be subject to challenge. And although we do not expect to be a PFIC for our current taxable year based on our conclusion that we qualify for the active banking exception and our expectations as to our market capitalization for purposes of valuing our non-passive assets, because of the extent to which the value of our non-passive assets will be determined by reference to our market capitalization, which may fluctuate based on the market price of our ADSs, there is a risk that we may be a PFIC for our current taxable year and future taxable years. A determination that we are not a PFIC relies on us qualifying for the active banking exception referenced above, which is the subject of Internal Revenue Service (“IRS”) Notice 89-81, issued in 1989, and subsequently proposed Treasury Regulations from 1995 and proposed Treasury Regulations from 2021, each of which may generally be relied upon by taxpayers until they are withdrawn or final regulations are issued, and each of which generally applies to traditional banking business models that are similar to, but also differ from, our business model. There is no assurance that such proposed Treasury Regulations will be finalized in their current form, that we will qualify for the active banking exception pursuant to Notice 89-81 or the proposed Treasury Regulations in any past, current or future taxable year or that the IRS would agree with our conclusion regarding the applicability of Notice 89-81 or the proposed Treasury Regulations to our circumstances, given the inherent uncertainty in applying the Notice and the proposed Treasury Regulations to our business model. In addition, our PFIC status for any taxable year is an annual determination that cannot be determined until after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time, including by reference to our market capitalization, as well as our qualification for the active banking exception described above. Moreover, the total value of our assets (including goodwill) may be determined, in part, by reference to the market price of our ADSs from time to time, which may fluctuate. Accordingly, if our market capitalization declines while we hold a substantial amount of cash, cash equivalents or other passive assets for any taxable year (including cash raised in this or any future offering), we may be a PFIC for that taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with that conclusion and that the IRS would not successfully challenge our position. Moreover, it is not entirely clear how the contractual arrangements with the shareholders of the VIE will be treated for purposes of the PFIC rules, and if the VIE is not treated as owned by us for these purposes, it may change the results of our analysis. For these reasons, we can give no assurance that we will not be a PFIC for our current or any future taxable year. Due to the factual nature of the determination of our PFIC status, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. Investors are urged to consult their tax advisers regarding the U.S. federal income tax effects of our PFIC status.

If we are a PFIC for any taxable year during which a U.S. investor owns our ordinary shares or ADSs, the U.S. investor may be subject to adverse tax consequences (even if we cease to be a PFIC in subsequent taxable years), including an increased tax liability on dispositions of our ordinary shares or ADSs or receipt of certain distributions, as well as additional reporting requirements. For a more detailed discussion of the tax consequences of a PFIC classification to U.S. investors, see the section of this prospectus titled “Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of terms and expressions such as “anticipate,” “believe,” “could,” “will,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Risk Factors.” These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in jurisdictions where we operate and globally;

•	fluctuations in inflation and exchange rates in jurisdictions where we operate and globally;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product development by us and our competitors;

•	our ability to develop and apply our technologies to support and expand our product offerings;

•	competition in the industry and in jurisdictions where we operate;

•	changes in government policies and regulation relating to the industry in which we operate;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as representations or warranties by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industry in which we operate may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of the industry in which we operate results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We operate in a rapidly evolving environment. New risks emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement.

USE OF PROCEEDS

We expect to receive estimated net proceeds from this offering of approximately US$   million, or approximately US$    million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US$    per ADS would increase (decrease) the net proceeds to us from this offering by US$    million, assuming the underwriters do not exercise their option to purchase additional ADSs and the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds for general corporate purposes, including to fund growth initiatives such as investments in technology, distribution, new solutions, market expansion and for potential acquisitions or strategic investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY

We have not previously declared or paid any cash dividend or dividend in kind, and we currently have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2026:

•	on an actual basis;

•

on a pro forma basis to give effect to the automatic conversion or re-designation, as the case may be, of all of the issued and outstanding preferred shares on a one-for-one basis into ordinary shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the automatic conversion or re-designation, as the case may be, of all of the issued and outstanding preferred shares on a one-for-one basis into ordinary shares immediately prior to the completion of this offering; and (ii) the issuance and sale of     ordinary shares in the form of ADSs in this offering, and the receipt of approximately US$    in estimated net proceeds, considering an offering price of US$    per ADS (the midpoint of the estimated range of the initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

	As of June 30, 2026	As of June 30, 2026	As of June 30, 2026
	Actual	Pro Forma	Pro Forma as Adjusted (1)
	(USD in thousands)
Mezzanine equity:
Series Seed redeemable convertible preferred shares	7,884	-
Series Seed+ redeemable convertible preferred shares	22,119	-
Series A redeemable convertible preferred shares	39,812	-
Series B redeemable convertible preferred shares	185,016	-
Series C redeemable convertible preferred shares	808,308	-

Total Mezzanine equity	1,063,139	-

Shareholders’ (deficit)/equity:
Ordinary shares	2	7
Additional paid-in capital	-	1,063,134
Accumulated other comprehensive income	8,045	8,045
Accumulated deficit	(690,507)	(690,507)

Total shareholders’ (deficit)/equity	(682,460)	380,679

Total capitalization	380,679	380,679

Note:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ (deficit)/equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of $    per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ (deficit)/equity and total capitalization by US$    million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding ordinary shares.

Our net tangible book value as of June 30, 2026 was US$(837) million, or US$(0.50) per ordinary share and US$   per ADS. Net tangible book value represents the amount of our consolidated assets, less intangible assets, goodwill, deferred IPO costs and the amount of our total consolidated liabilities and mezzanine equity. Dilution is determined by considering the effect of the automatic conversion of our issued and outstanding preferred shares and subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary shares.

Without taking into account any other changes in such net tangible book value after June 30, 2026, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares on a one-to-one basis which will occur automatically immediately prior to the completion of this offering, (ii) our issuance and sale of      ordinary shares represented by the     ADSs offered in this offering at an assumed initial public offering price of US$    per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been approximately US$    million, or US$    per ordinary share and US$    per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$    per ordinary share, or US$    per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share	Per ADS
Initial public offering price
Net tangible book value as of June 30, 2026	(0.50)
Pro forma net tangible book value as of June 30, 2026 after giving effect to the automatic conversion of all of our preferred shares
Pro forma as adjusted net tangible book value after giving effect to the automatic conversion of all of our preferred shares and this offering

Amount of dilution in net tangible book value to new investors in this offering

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of June 30, 2026, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$    per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
			Amount (in thousands of US$)	Percent
	Number	Percent			US$	US$
Existing shareholders
New investors
Total

The discussion and tables above assume no exercise of any options outstanding as of the date of this prospectus. To the extent that any options are exercised, there will be further dilution to new investors. As of the date of this prospectus, no options to purchase     ordinary shares of OPay Limited were granted and outstanding but not exercise.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our post-offering memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. Most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed    , located at    , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Our counsel as to Cayman Islands law has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

The Federal Republic of Nigeria

The ability of persons in the United States to bring an action against any of the Nigeria-domiciled subsidiaries may be limited under the applicable laws and regulations in Nigeria. There are two statutory regimes for the registration and enforcement of foreign judgments in Nigeria: (i) the Reciprocal Enforcement of Judgments Ordinance Chapter 175, Laws of the Federation of Nigeria and Lagos, 1958 (the “Reciprocal Enforcement Ordinance”); and (ii) the Foreign Judgments (Reciprocal Enforcement) Act, Chapter F35 LFN 2004 (the “Foreign Judgments Act”). Part I of the Foreign Judgments Act applies to judgments obtained in the superior courts of any country (other than Nigeria), whilst the Reciprocal Enforcement Ordinance applies to judgments obtained in: (a) the High Court in England or Ireland, or in the Court Session in Scotland or in any territory under His Majesty’s protection to which the Reciprocal Enforcement Ordinance is extended by proclamation or (b) in the superior court of any of the countries covered by the Reciprocal Enforcement Ordinance.

For the Foreign Judgments Act to apply to any foreign judgment, the Nigerian Minister of Justice (the “Minister of Justice”) must have made an order extending the applicability of part I of the Foreign Judgments Act to the judgments obtained from the superior courts of the relevant foreign jurisdiction from where the judgement emanated provided that the Minister of Justice is satisfied that Nigerian judgments will be accorded substantial reciprocal treatment in the courts of the relevant foreign jurisdiction. Upon the issuance of the order of the Minister of Justice, to benefit from the order and the Foreign Judgments Act, the relevant foreign judgments must be registered with a superior court of record in Nigeria within six years after the date of the judgment, or where there have been proceedings by way of appeal, within six years after the date of the last judgment given in those proceedings. Such judgments are only registrable where the judgment would have been enforceable by execution in the jurisdiction of the original court. However, since the promulgation of the Foreign Judgments Act, no order has been issued extending part I of the Foreign Judgments Act to any foreign jurisdiction.

Section 10(a) of the Foreign Judgments Act, however, provides that a judgment issued before the commencement of the Minister of Justice’s order extending part I of the Foreign Judgments to the foreign country where the judgment was given may be registered within a period of 12 months from the date of the judgment or such longer period as may be allowed by a superior court in Nigeria. The judgment must (i) derive from civil proceedings; (ii) be final and capable of execution in the country of delivery; (iii) not have been wholly satisfied; and (iv) not suffer from want of jurisdiction, lack of fair hearing or fraud, be contrary to public policy or have been discontinued because the issue had already been decided by another competent court before its determination by the foreign court. In addition, judgments from such jurisdictions are only registrable: (i) where the judgments have not been wholly satisfied; (ii) where the judgments are final and conclusive as between the parties thereto; (iii) where there is payable under such judgments, a sum of money, not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty; and (iv) where the judgments would have been enforceable by execution in the jurisdiction of the original court (the “Additional Requirements”).

Despite the registration of a judgment by a superior court in Nigeria, the registering court may upon the filing of an application by any party against whom a registered judgment may be enforced, set aside the registration of such judgment where the court is satisfied that: (i) the judgment is not a judgment to which part I of the Foreign Judgments Act applies or was registered in contravention of the provisions of the Foreign Judgments Act; (ii) the courts of the country of the original court had no jurisdiction in the circumstances of the case; (iii) the judgment debtor, being the defendant in the proceedings in the original court, did not (notwithstanding that process may have been duly served on him or her in accordance with the law of the country of the original court) receive notice of those proceedings in sufficient time to enable him or her to defend the proceedings and did not appear; (iv) the judgment was obtained by fraud; (v) the enforcement of the judgment would be contrary to public policy in Nigeria; or (vi) the rights under the judgment are not vested in the person by whom the application for registration was made. The registering court may also set aside the registration if it is satisfied that the matter in dispute in the proceedings in the original court had, previously on the date of the judgment, been the subject of a final and conclusive judgment by a court having jurisdiction in the matter.

Therefore, Nigerian courts are permitted by virtue of section 10(a) of the Foreign Judgments Act to register judgments obtained prior to the commencement of the order of the Minister of Justice extending part I of the Foreign Judgments Act, provided that the registration application is brought within 12 months after the date of such judgments or such longer period extended by the court. The relevant foreign judgment must however satisfy the Additional Requirements.

In relation to judgments of the United States, there is currently no treaty between the United States and Nigeria providing for reciprocal enforcement of judgments (except with respect to criminal matters and arbitral awards) and the Minister of Justice has not directed the application of the Foreign Judgments Act to judgments derived from United States courts. Thus, judgments from courts of the United States can only be enforced in Nigeria if the person seeking to enforce them is able to bring a successful new action on the judgment in Nigerian courts or by registration under Section 10(a) of the Foreign Judgments Act if such judgments are registered within 12 months after the date of the judgment or such longer period as may be allowed by a superior court in Nigeria, and they satisfy the Additional Requirements.

Part I of the Foreign Judgments Act provides that a foreign judgment to which it applies may only be enforceable in Nigeria in Naira. However, the relevant provisions of Part I of the Foreign Judgments Act will only become effective when the Minister of Justice makes an order to the effect that the Foreign Judgments Act shall apply to judgments of superior courts of a particular country that accords reciprocal treatment to judgments of superior courts of Nigeria. Given that the Minister of Justice is yet to issue any order extending the application of Part I of the Foreign Judgments Act to judgments of superior courts of any country, and until such order is made, there is no restriction on Nigerian courts to allow foreign judgments to be registered, enforced and recovered in foreign currency based on section 10(a) of the Foreign Judgments Act.

The legal effect of registration of any foreign judgment under the Foreign Judgments Act is that the foreign judgment becomes the judgment of the registering court for the limited purpose of enforcement of the foreign judgment in Nigeria. By virtue of the Constitution of the Federal Republic of Nigeria, 1999 (as amended), decisions of superior courts of Nigeria are enforceable in all parts of Nigeria. Therefore, no party may appeal the merits of a foreign judgment registered by a Nigerian High Court before an appellate court in Nigeria merely on the basis that such a foreign judgment has been registered in Nigeria. A party may only appeal the decision of a Nigerian High Court to register or not to register the foreign judgment.

Furthermore, under the Arbitration and Mediation Act, 2023 (the “AMA”), an arbitral award shall (irrespective of the country in which such an award is made) be recognized as binding and, subject to Section 57 of the AMA, shall, upon application in writing to the court, be enforced by the High Court in Nigeria. Section 58 of the AMA preserves the rights of any of the parties to request that the court refuse the recognition or enforcement of the award, and provides that the court where recognition or enforcement of an award is sought or where an application for the refusal of recognition or enforcement thereof is brought, may in certain circumstances refuse to recognize or enforce an award.

OUR HISTORY AND CORPORATE STRUCTURE

Our Corporate Milestones

In November 2017, we established OPay Digital Services Limited (HK) and launched our first payment platform in collaboration with Opera Limited.

In 2018, we launched OPay digital payment services in Nigeria following the acquisition of a local financial services provider.

In 2019, we launched our mobile wallet and nationwide agent network in Nigeria, completed our Series A and Series B financings, and established OPay Limited in the Cayman Islands.

In 2021, we expanded into Egypt (the Middle East and North Africa region) and completed our Series C financing to support further expansion.

In 2022, we obtained a microfinance bank license in Nigeria, enabling us to broaden our financial services offerings.

In 2023, CNBC and Statista included us among the top 200 global fintech companies.

In 2024, we surpassed 20 million MAUs in the third quarter.

In 2025, we delivered positive net income.

Our Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and other entities that are material to our business, as of the date of this prospectus. The following table also sets forth the percentage of ownership of our principal shareholders and public shareholders, with shareholding percentages calculated based on the total of      ordinary shares immediately following the completion of this offering.

Equity interest

Contractual arrangements, consisting of the Shareholder Loan Agreements, Pledge of Shares Agreements, Exclusive Option Agreements, Assignment of Proceeds Agreements, Irrevocable Powers of Attorney, and Indemnity Agreements. See “ — Contractual Arrangements between the Registered Shareholders of KUFI and Us.”

*	The entities through which we conduct our local operations in the relevant jurisdiction.

Notes:

(1)

OPay Digital Services Pte. Ltd., or OPay Digital Singapore, is a wholly-owned subsidiary of OPay Limited. It is incorporated under the laws of Singapore and serves as an intermediate holding company within our group.

(2)

OPay Digital Holding Limited, or OPay UAE, is a wholly-owned subsidiary of OPay Digital Singapore. It is incorporated under the laws of the United Arab Emirates and holds 50.0% of the equity interests in OPay Egypt for E-Payment Services, or OPay Egypt, our indirect wholly-owned subsidiary incorporated in Egypt that is mainly engaged in digital payment services. Each of OPay Digital Services Limited and Tooyou Services Limited, each a Nigerian subsidiary of OPay Limited, holds 25% of the equity interests in OPay Egypt.

(3)

OPay International Pte. Ltd., or OPay International Singapore, is a wholly-owned subsidiary of OPay Digital Singapore. It is incorporated under the laws of Singapore and holds 99.99% of the equity interests in

Finja (Private) Limited, our operating entity incorporated in Pakistan. One of the directors of Finja (Private) Limited, Aurang Zeb Khan, holds the remaining one share in Finja (Private) Limited.
(4)

OPay Digital Services Limited, or OPay Digital UK, is a wholly-owned subsidiary of OPay Digital Singapore. It is incorporated under the laws of England and Wales. OPay Digital UK holds 99.99% of the equity interests in OPay Microfinance Bank Limited, OPay Digital Services Limited and Soti Payment Limited, each of which is our wholly-owned operating entity in Nigeria. The remaining one share in OPay Microfinance Bank Limited and OPay Digital Services Limited are held by OPay Digital Services Pte. Ltd., a Singapore subsidiary of OPay Limited. The remaining one share in Soti Payment Limited is held by OPay Digital Services Limited, a Nigerian subsidiary of OPay Limited.

(5)	PT Kredit Utama Fintech Indonesia, or KUFI, is a locally incorporated and licensed entity in Indonesia.
(6)

We issued 168,664,930 ordinary shares to Bloom Haven Limited, a British Virgin Islands company, to hold such shares for the purposes of administering our 2026 Equity Incentive Plan pursuant to the trust arrangements established in connection therewith. The shares issued to Bloom Haven Limited are expected to be used to satisfy awards granted under our 2026 Equity Incentive Plan following our initial public offering.

Contractual Arrangements between the Registered Shareholders of KUFI and Us

Due to regulatory and licensing requirements applicable to financial technology and digital lending businesses in Indonesia, we conduct certain of our operations in Indonesia through KUFI, a locally incorporated and licensed entity. While we do not directly hold equity interests in such entity, we operate our businesses in Indonesia under a series of contractual arrangements we, through OPay Digital Singapore, entered into with the registered shareholders of KUFI that, taken as a whole, enable us to hold indirect economic interests in the company.

Through the contractual arrangements described above, we have controlling financial interest of KUFI. Accordingly, for accounting purposes, we treat KUFI as a consolidated entity in our consolidated financial statements.

Structure of the Contractual Arrangements

Our contractual arrangements primarily consist of the following agreements:

•

Shareholder Loan Agreements. We have entered into loan agreements with the registered shareholders of the Indonesian operating entity, pursuant to which we provide funding to such shareholders. The proceeds of these loans are used, among other purposes, to fund the shareholder’s working capital and expenditures associated with the underlying operating company.

•

Pledge of Shares Agreements. The registered shareholders have pledged all of their equity interests in the Indonesian operating entity to us as security for their obligations under the contractual arrangements. The equity pledges cover existing shares as well as any equity interests acquired in the future. In the event of a breach of the contractual arrangements, we are entitled to enforce the pledges in accordance with applicable law.

•

Exclusive Option Agreements. We have been granted exclusive options to purchase, or to designate one or more persons to purchase, all or part of the equity interests in the Indonesian operating entity held by the registered shareholders, at the lowest price permitted under applicable Indonesian laws. These options may be exercised at any time, subject to applicable regulatory requirements, and provide us with the ability to acquire direct ownership of the operating entity if and when such ownership becomes permissible.

•

Assignment of Proceeds Agreements. The registered shareholders have agreed to assign to us all economic benefits derived from their equity interests in the Indonesian operating entity, including dividends, distributions, liquidation proceeds and any other payments. Through these arrangements, we are entitled to receive substantially all of the economic returns generated by the operating entity.

•

Irrevocable Powers of Attorney. Each registered shareholder has granted us irrevocable powers of attorney to exercise shareholder rights with respect to the Indonesian operating entity, including voting rights, the right to appoint and remove directors and management, and the right to dispose of the pledged equity interests in accordance with the contractual arrangements. These powers of attorney are intended to ensure our ability to direct the activities of the operating entity on an ongoing basis.

•

Indemnity Agreements. We have entered into indemnity agreements pursuant to which we agree to indemnify the registered shareholders against liabilities, losses or claims arising from their performance of obligations under the contractual arrangements or from actions taken at our supervision, to the extent permitted by applicable law. These indemnity arrangements are designed to allocate operational and regulatory risks to us as the primary beneficiary of the operating entity.

Based on the advice of our local counsel in Indonesia, the foregoing contractual arrangements and the relevant corporate structure, currently in effect and immediately after giving effect to this offering, do not result in any violation of the Indonesian laws or regulations currently in effect, and the contractual arrangements between us and the shareholders of KUFI governed by the relevant local laws, currently in effect and immediately after giving effect to this offering, are valid, binding and enforceable and do not result in any violation of such laws or regulations.

The above advice is given with respect to the laws and regulations of the respective jurisdictions and the prevailing interpretation thereof as of the date hereof and does not purport to speculate as to future laws or regulations or as to future interpretations of current laws and regulations. Uncertainties in the relevant legal systems could cause the relevant regulatory authorities to find the current contractual arrangements and businesses to be in violation of any existing or future relevant laws or regulations. In addition, if any of KUFI or its registered shareholders fails to perform their obligations under the contractual arrangements, we may be required to incur substantial costs and expend resources to enforce our rights as the primary beneficiary for accounting purposes under the contracts. See “Risk Factors — Risks Related to Our Corporate Structure.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Our Business

OPay is a digital financial platform built to address the challenges of emerging markets. We use technology to enable financial inclusion, connecting millions of consumers and businesses to make transactions safer and easier.

OPay was the No. 1 finance app with a 7.3% market share in Africa and Middle East and also the No. 2 app across all categories in Nigeria, according to Frost & Sullivan, based on DAU as of June 30, 2026. Over the coming decades, we aspire to serve billions of users and millions of merchants worldwide, while generating both jobs and economic opportunity.

Since launching in Nigeria, we have pioneered seamless digital payments to become the country’s leading digital financial platform. We have built an integrated suite of solutions to serve the financial needs of consumers and merchants.

In addition to Nigeria, we operate in Indonesia, Egypt and Pakistan. In Indonesia, our current business is focused on loan facilitation. In Egypt, we currently provide merchant acquiring services, supported by partnerships with local financial institutions and are exploring additional licenses to enable further growth in Egypt. In Pakistan, we offer merchant acquiring and consumer wallet services.

General Factors Affecting Our Results of Operations

Our business and results of operations are influenced by a variety of general factors that impact our ability to capitalize on the growth of our addressable markets in various emerging markets.

These factors include:

•

Overall economic growth in key markets. Economic performance in our primary markets directly impacts consumer spending, demand for financial services, and the overall demand of our solutions and services.

•

Technological advancements and digital infrastructure. Keeping up with rapid technological advancements is crucial to maintaining our competitive edge. Innovations in digitalization, data analytics, and AI play a key role in enhancing user experience, expanding our product offerings, and optimizing our operational efficiencies.

•

Public perception and trust in our OPay platform. Consumer trust in digital financial services and perceptions of security and reliability are essential for adoption. Any negative changes in public perception, particularly regarding data privacy, fraud, or service disruptions, could impact user growth and retention.

•

Geopolitical factors and market dynamics. Geopolitical events, such as changes in trade relations, regulatory shifts, or political instability, can affect market expansion strategy, business operations, and the cost of capital. Local regulations and policies may also vary across our markets, influencing how we operate and grow.

•

Regulatory environment. The evolving regulatory landscape in countries where we operate or intend to operate requires constant monitoring and adaptation. Changes in financial services regulations, mobile money rules, AML requirements, and tax laws could affect our business model, operational costs, and compliance requirements.

•

Industry competition and market share expansion. The rapidly expanding fintech market presents both opportunities and challenges. Intense competition from traditional financial institutions, digital banks, and emerging fintech startups requires us to continuously innovate and refine our offerings to maintain market share and achieve sustainable growth.

Changes in any of these factors could significantly affect our business, financial condition, and operational results. Given our current stage of development, we believe the continued growth and success of our business depend on successfully addressing these challenges and leveraging the opportunities they present.

Specific Factors Affecting Our Results of Operations

Considering the current stage of our development, we believe that the growth and future success of our business depend on several specific factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address to sustain our growth, improve our results of operations, and maintain or increase profitability.

These factors include:

Market Leadership in Digital Financial Services across Emerging Economies

Our success is built on our established position as a leading digital financial platform in Nigeria. OPay was the No. 1 finance app with an 7.3% market share in Africa and Middle East and also the No. 2 app across all categories in Nigeria in, according to Frost & Sullivan, based on DAU as of June 30, 2026.

OPay platform’s ability to integrate digital financial services with an omnichannel approach enables us to serve a wide range of users, including those in regions with limited traditional banking infrastructure. By offering both online and offline payment options, we drive financial inclusion, empowering individuals and small businesses to access a full suite of essential financial services. Beyond our established presence in Nigeria, we continue to expand our footprint in other key emerging markets.

As digital adoption accelerates in these markets, we are strategically positioned to capture the growing complex demand for digital financial services, reinforcing our leadership in the rapidly expanding fintech landscape in emerging markets. Our continued innovation and user engagement ensure that we remain at the forefront of this evolution, delivering comprehensive solutions that meet the diverse needs of our users.

Transaction Volume Scale, Sustained User Growth and High Engagement

Our success depends on the growth of our transaction volume, user base and our ability to drive high-frequency usage across our platform, which directly supports the scale and growth of a variety of our business lines and revenue sources.

OPay has become integral to the daily lives of our users, with a growing and diverse user base engaging across all service categories, including payments, savings and credit. Our rapid user base expansion is driven by the increasing demand for digital financial services in our markets. Our integrated financial services meet a broad variety of user needs, boosting our customer loyalty. As user engagement deepens and platform stickiness increases, transaction frequency and volume on our platform continue to grow, strengthening a self-reinforcing cycle between user activity and monetization. In 2024 and 2025, the total GTV enabled on OPay platform amounted to US$166.2 billion and US$358.0 billion. For the six months ended June 30, 2025 and 2026, the total GTV enabled on OPay platform amounted to US$139.3 billion and US$339.1 billion. Our user engagement metrics, such as MAUs and DAUs, reflect our ability to retain users and maintain high platform stickiness. The DAUs of OPay app amounted to 26.8 million as of July 31, 2026, representing DAU/MAU ratio of 54%, which was the strongest engagement level in the African fintech industry, according to Frost & Sullivan. These key indicators of user engagement demonstrate the strong relationship between OPay and its users, with both MAUs and DAUs showing consistent growth, underscoring the lasting value of our platform in the digital finance ecosystem.

By offering users a seamless, secure, and cost-effective platform for a wide array of digital financial services from retail purchases and bill payments to money transfers and financial management, we convert sustained user engagement into scalable transaction volume, which serves as a core driver of our financial performance. Our ability to retain and deepen user engagement, through personalized offerings tailored to their specific needs, provides a strong foundation for sustained growth and long-term market leadership.

Diversified Revenue Streams and Monetization Models

Our financial performance depends on our ability to monetize transaction activity. Our diversified revenue streams contribute to our resilience and provide multiple growth avenues. We generate revenue primarily from transaction-based services, loan financing services, loan facilitation services, and interest income from short-term investments. This diversification strengthens our financial position and helps us build a more sustainable business model, reducing our reliance on any single income stream.

Historically, a main portion of our revenue came from transaction-based services. Under this model, we primarily charge transaction-based fees or commissions upon the successful completion of payment transactions, with pricing influenced by transaction type, channel and volume. This revenue stream is mainly driven by the growth of our user base and transaction volume enabled on the OPay platform. Revenue from loan financing services represents another key revenue source, primarily derived from our credit service activities in Nigeria, where pricing reflects borrower risk profiles, loan tenor and funding structure. In addition to the above, we generate revenue from (i) loan facilitation services in Indonesia, (ii) interest income from short-term investments, and (iii) other income mainly from the sale of POS terminals and performance-based marketing services provided to merchants and others.

Robust Technological Foundation and Advanced Data-Driven Risk Management

Our success is underpinned by a robust and scalable technology infrastructure, built around advanced AI and big data analytics. These capabilities enable us to process millions of transactions, ensuring that our users receive fast, secure, and reliable services. AI-powered models play a critical role in key functions such as credit scoring, fraud detection, and customer service automation. By personalizing financial solutions based on user data, we enhance the overall user experience and provide tailored financial services that meet the unique needs of each customer.

Our technological framework is complemented by a strong risk management system, allowing us to maintain operational resilience in various complex environments. By leveraging data from across our ecosystem, we continuously improve our risk models, enabling better credit decisioning and fraud prevention. This proactive approach strengthens trust with our users and business partners, enhancing both our financial stability and market position. Through continuous refinement of our data-driven risk management, we ensure that we remain at the forefront of the fintech industry, delivering secure and efficient services while managing risks effectively.

Cost Discipline and Operational Scalability

Our ability to achieve sustainable profitability depends on effective expense management, operating leverage and our ability to scale while maintaining cost discipline. As we continue our rapid expansion across diverse markets, effective expense management and operational efficiency will be critical to sustaining long-term profitability. We expect our expense structure to evolve as we scale operations and invest in technology infrastructure, compliance measures, and marketing to acquire and retain users. Our focus on streamlining operations has allowed us to effectively manage our growth, with key expenses such as technology and development, selling and marketing, and general and administrative expenses being carefully monitored and controlled.

As transaction volume scales, we benefit from economies of scale across multiple cost categories. Our technology and development expenses have decreased as a percentage of total revenue due to the benefits of scale from 2024 to 2025, and from the six months ended June 30, 2025 to the same period in 2026, reflecting our ability to drive cost efficiency through automation, AI, and data analytics. Furthermore, transaction-related expenses represent a key variable cost in our payment services, and as transaction volume increases, we negotiate more favorable terms with banks and payment partners, thereby reducing per-transaction costs over time. While our selling and marketing spend has increased to support user acquisition, we aim to maintain a stable marketing expense ratio by leveraging our superior user experience and strong word-of-mouth referrals. We have also been able to optimize general and administrative expenses as our expanding business scale allows us to better leverage our human resources and improve operational productivity.

By focusing on disciplined expense management and operational scalability, we are ensuring that our cost structure supports rapid growth while maintaining our profitable trajectory and expanding margins.

Non-U.S. GAAP Financial Measures

We use the following non-U.S. GAAP financial measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-U.S. GAAP financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. We also believe that presentation of the non-U.S. GAAP financial measures provides useful information to our investors regarding our results of operations because it provides investors with greater transparency to the information used by our management in our financial and operational decision making so that investors can see through the eyes of our management regarding important financial metrics that our management uses to run the business as well as allowing investors to better understand our performance.

We define EBITDA as net (loss) income adjusted for interest income, interest expense, income tax expense, depreciation and amortization. We define adjusted EBITDA as EBITDA adjusted for unrealized foreign exchange loss (gain) and inventory write-downs. Our management regularly reviews EBITDA and adjusted EBITDA to assess the performance of our business.

The following table presents our non-U.S. GAAP financial measures for the periods indicated.

	For the Years Ended December 31,		For the Six Months Ended June 30,
	2024	2025	2025	2026
	US$	US$	US$	US$
	(in thousands)
			(unaudited)
Net (loss) income	(50,827)	72,470	21,714	90,874
Interest income	(4,931)	(4,099)	(1,807)	(3,203)
Interest expense	1,867	1,988	1,249	549
Income tax expense	3,782	38,323	14,102	43,628
Depreciation and amortization	16,551	4,463	2,921	1,018

EBITDA (Non-GAAP)	(33,558)	113,145	38,179	132,866
Adjustments:
Unrealized foreign exchange loss (gain)	6,168	(1,624)	328	(1,146)
Inventory write-downs	1,833	3,021	1,714	3,585

Adjusted EBITDA (Non-GAAP)	(25,557)	114,542	40,221	135,305

Key Operating and Financial Metrics

We monitor a number of operating and financial metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our operating and financial metrics may be calculated in a different manner than similarly titled metrics reported by other companies.

Operating. The key operating metrics to evaluate our business are presented in the table below.

	For the Year Ended December 31,		As of/For the Six Months Ended June 30,
	2024	2025	2025	2026
GTV	US$166.2 billion	US$358.0 billion	US$139.3 billion	US$339.1 billion
MAUs	25.1 million	39.3 million	31.1 million	47.5 million
New loans originated(1)	US$243.9 million	US$938.3 million	US$305.1 million	US$927.6 million
Monthly ARPU(2)	US$0.9	US$1.4	US$1.2	US$1.8
Monthly cost to serve(3)	US$0.5	US$0.4	US$0.4	US$0.3
Total transaction count(4)	28.6 billion	62.3 billion	25.7 billion	53.5 billion
NPL ratio(5)	4.6%	5.2%	4.8%	4.3%
Annual average NPL ratio(6)	4.8%	4.6%	N/A	N/A

Note:

(1)	New loans originated refers to the total principal amount of new credit agreements originated under our self-operated model in Nigeria in the respective period.

(2)	Monthly ARPU is defined as the average monthly revenue divided by the average number of individual active customers during the period.

(3)

Monthly cost to serve is defined as the monthly average of the sum of transactional expenses, technology and development expenses and customer support and operations expenses divided by the average number of individual active customers during a given period.

(4)	Total transaction count refers to the total number of all payment, transaction and loan transactions processed through our platform during a given period.

(5)	NPL ratio refers to gross loan receivables that are 90 days or more past due as a percentage of total gross loan receivables as of the end of a given period.

(6)	Annual average NPL ratio refers to annual average of quarterly 90 days past due gross loan receivables as a percentage of total gross loan receivables ratio for a given year.

We use the NPL ratio primarily as a lagging outcome indicator to steer credit risk management at the portfolio level:

•

Trend Monitoring and Early Warning: We track NPL ratio by risk tier and product to identify emerging credit stress before it becomes systemic. A sustained upward trend in the NPL ratio for any segment triggers detailed reviews of our underwriting standards, portfolio mix, and the prevailing macroeconomic environment.

•

Portfolio Level Calibration Trigger: The NPL ratio serves as a hard boundary for our risk appetite. If predefined NPL thresholds are breached, our framework automatically triggers corrective actions, which may include tightening underwriting score cutoffs, reducing credit exposure to deteriorating segments or adjusting pricing.

•

Portfolio Mix and Limit Management: By analyzing the NPL ratio by risk segment, we manage the overall composition of our loan book. This analysis guides our dynamic credit limit allocation and borrower retention strategies, ensuring that lower-risk segments can grow at a faster rate, thereby managing the overall portfolio’s risk profile even as absolute loan balances increase.

•

Collections Performance Benchmark: We monitor NPL formation rates (the rate at which loans flow into 90+ days past due status) as a primary measure of our collection effectiveness. An increase in this rate signals a need to review and adjust our collection segmentation, contact strategies, or provisioning levels.

Our NPL ratio decreased from 4.8% as of June 30, 2025 to 4.3% as of June 30, 2026. We observed an increase in NPL ratio in the last quarter of 2025 and first quarter of 2026, which primarily reflected a deliberate and temporary expansion of our risk appetite to increase loan size and tenor to certain borrowers as part of our overall strategy to drive loan volume growth across our portfolio. This short-term increase was anticipated and remained within our established overall risk appetite and management expectations. During the first half of 2026, there were two main contributors to the reduction of NPL ratio: tightened our risk appetite in consumer loans, a mix shift towards more merchant loans which have a lower risk profile. We plan to adjust risk levels over time to optimize business objectives; for example, in the past we have increased risk appetite during the Q4 holiday season, while keeping the overall NPL level within our established target range. We also expect movement in overall NPL ratio as our recently launched merchant loan product matures.

In addition, we monitor our customer acquisition cost, which refers to the total sales and marketing costs to acquire one new customer calculated as total acquisition-related expenses divided by the number of new customers acquired during a given period. In the second quarter of 2026, our CAC excluding Indonesia were US$2.0. Our Indonesia operations were excluded from the above metrics because the nature of our business in Indonesia differs significantly from that of our operations in our other markets. As a result, management does not consider the inclusion of Indonesia to be meaningful for purposes of comparing these metrics across periods and evaluating the performance of the businesses to which these metrics are primarily relevant. Meanwhile, our monthly ARPU excluding Indonesia increased from US$0.6 in the first quarter of 2024 to US$1.7 in the second quarter of 2026.

Moreover, we primarily use weighted risk-adjusted net interest margin (“weighted risk-adjusted NIM”) to evaluate the yield performance of our loan financing services and other interest-earning assets. Weighted risk-adjusted NIM is calculated by dividing (i) loan financing and interest income, less interest and financial expenses and credit loss allowance recognized during the relevant period, by (ii) the average balance of sum of cash and cash equivalents, restricted cash, customer accounts, gross loans and interest receivables and short-term investments during the same period. This metric measures the profitability of our interest-earning assets after taking into account the related funding and credit costs.

Our weighted risk-adjusted NIM increased from 19.2% for the six months ended June 30, 2025 to 21.1% for the six months ended June 30, 2026. This was driven primarily by higher asset utilization within the interest earning asset base. A greater proportion of our balance sheet was deployed into higher yielding investment and lending assets, lifting the blended asset yield. This improvement in earning asset mix, combined with disciplined funding cost management, allowed the spread between asset yield and cost of funds to widen, resulting in the reported increase in NIM.

Revenue and income. We monitor revenue and income to evaluate our financial performance and identify trends across our operations. The following table sets forth the selective revenue, operating income and net income for the indicated quarters.

	For the three months ended
	March 31, 2025	June 30, 2025	March 31, 2026	June 30, 2026
	US$
	(in thousands)
	(unaudited)
Revenues
Transaction-based services	33,316	36,536	62,383	68,171
Loan financing services	36,649	51,499	107,368	128,747
Loan facilitation services	8,773	9,327	20,754	20,813
Interest income from short-term investments	7,814	9,258	22,050	28,543
Others	1,252	3,054	4,375	3,856

Total	87,803	109,674	216,930	250,130
Operating Income	15,402	20,396	61,224	70,013
Net income	8,883	12,831	40,979	49,895

Historically, a substantial majority of our revenue has been generated in Nigeria, which contributed US$156.4 million, or 76.0%, US$472.6 million, or 88.1%, and US$417.6 million, or 89.5%, of our total revenue in 2024, 2025 and for the six months ended June 30, 2026, respectively. We have also derived a substantial portion of our revenue from transaction-based revenue generated from our Consumer Services and Merchant Services business lines. See “Business” for more details.

Key Components of Results of Operations

Revenues

Our revenue consists of (i) transaction-based services, (ii) loan financing services, (iii) loan facilitation services, (iv) interest income from short-term investments, and (v) others.

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2024		2025		2025		2026
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
					(unaudited)
Revenues
Transaction-based services	79,190	38.5	167,262	31.2	69,852	35.4	130,554	27.9
Loan financing services	71,536	34.8	260,251	48.5	88,148	44.6	236,115	50.6
Loan facilitation services	39,189	19.0	50,579	9.4	18,100	9.2	41,567	8.9
Interest income from short-term investments	9,200	4.5	47,256	8.8	17,072	8.6	50,593	10.8
Others	6,616	3.2	10,903	2.1	4,305	2.2	8,231	1.8

Total	205,731	100.0	536,251	100.0	197,477	100.0	467,060	100.0

Transaction-based Services

Our revenue from transaction-based services is derived from the fees and commissions charged to consumers and merchants for enabling online and offline payment services via our OPay platform. We charge the fees at a fixed percentage of the total transaction amount processed. We recognize revenue as payments are successfully processed. The growth of revenue from transaction-based services is primarily linked to the increases in user bases and the overall transaction volume enabled on our OPay platform.

Loan Financing Services

Our revenue from loan financing services represents revenue generated from our Credit Services under the self-operated model in Nigeria, which primarily consists of interest earned on our self-operated loans on an accrued basis, calculated using the effective interest method over the loan term. To a lesser extent, our revenue from loan financing services also includes the penalty fees for late installment payments calculated based on the number of overdue days and the applicable late payment rate.

Loan Facilitation Services

Our revenue from loan facilitation services is generated from our Credit Services under the loan facilitation model in Indonesia offered to local borrowers and lending banks in Indonesia. Our loan facilitation services include (i) loan facilitation and matching services, and (ii) post-origination services, including account maintenance, collection, and payment processing. These services fees are calculated based on amounts billed to borrowers (inclusive of loan interest, insurance premiums, and service fees), net of interest due to funding partners and premiums paid to insurance companies on the funding partners’ behalf.

Interest Income from Short-Term Investments

Our interest income from short-term investments is primarily derived from interest earned from short-term investments that we make with the deposits from savings products. The short-term investments mainly include wealth management products issued by financial institutions and treasury bills issued by CBN, with maturities within one year.

We monitor the return on our short-term investments using the weighted average yield, which we calculate as total investment income divided by the sum of total short-term investments. In line with the growth of the interest income from short-term investments, our weighted average yield was 19% as of December 31, 2024, 21% as of December 31, 2025 and 22% as of June 30, 2026. The weighted average yield on our short-term investments may fluctuate from period to period depending on changes in interest rates, market conditions, asset allocation among different investment products and the timing of reinvestment.

Others

Our other revenue mainly includes revenues from sales of POS terminals and performance-based marketing services provided to merchants and others. Revenue is recognized when control of the goods and services is transferred to the customer. We strategically sell POS terminals below cost to expand our merchant base. Accordingly, revenue generated from POS terminal sales is not a primary focus of our business.

Operating Expenses

Our operating expenses include (i) transaction-based expenses, (ii) provision for expected credit loss, (iii) interest and financial expenses, (iv) technology and development expenses, (v) selling and marketing expenses, (vi) general and administrative expenses, (vii) customer support and operations, (viii) depreciation and amortization, (ix) hardware cost, and (x) others.

The following table sets forth the components of our operating expenses, by amounts and as percentages of total revenues, for the periods presented:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2024		2025		2025		2026
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
					(unaudited)
Operating expenses
Transaction-based expenses	17,989	8.7	14,348	2.7	7,272	3.7	7,296	1.6
Provision for expected credit loss	24,830	12.1	121,294	22.6	38,137	19.3	118,355	25.3
Interest and financial expenses	6,192	3.0	21,477	4.0	7,394	3.7	19,352	4.1
Technology and development expenses	79,603	38.7	95,147	17.7	37,777	19.1	56,835	12.2
Selling and marketing expenses	43,361	21.1	96,609	18.0	38,441	19.5	78,676	16.8
General and administrative expenses	26,084	12.7	26,640	5.0	8,766	4.4	19,624	4.2
Customer support and operations	16,740	8.1	27,480	5.1	14,312	7.2	15,192	3.3
Depreciation and amortization	16,551	8.0	4,463	0.8	2,921	1.5	1,018	0.2
Hardware cost	9,576	4.7	21,693	4.0	6,659	3.4	19,475	4.2
Others	(93)	(0.0)	—	—	—	—	—	—

Total	240,833	117.1	429,151	79.9	161,679	81.8	335,823	71.9

Transaction-Based Expenses

Transaction-based expenses consist primarily of processing and settlement fees paid to the third-party payment processors and financial institutions in relation to the payment services enabled on OPay platform, and various other costs directly attributable to our revenue from transaction-based services.

Provision for Expected Credit Loss

Provision for expected credit loss mainly represents the allowance recognized by us for expected credit losses associated with our loans and interest receivable arising from our Credit Services under the self-operated model in Nigeria. Loans and interest receivable primarily consist of unpaid principal and accrued interest due from borrowers and are recorded at amortized cost, net of allowance.

Interest and Financial Expenses

Interest and financial expenses primarily consist of the interest paid to individual customers who have interest-bearing deposits or purchase the savings products on OPay app.

Technology and Development Expenses

Technology and development expenses represent operational costs such as personnel-related expenses, technology service fees and other costs to support and improve our OPay platform.

Selling and Marketing Expenses

Selling and marketing expenses primarily represent personnel-related expenses and fees incurred from advertising and promotional activities designed to enhance our brand visibility and market penetration, such as social media outreach to traditional media placements.

General and Administrative Expenses

General and administrative expenses mainly encompass personnel-related expenses, day-to-day office expenditures, facility costs such as rental and utilities, and professional fees for audit and legal services.

Customer Support and Operations

Customer support and operations consist primarily of personnel related expenses and costs incurred in the Group’s customer operations centers, including call center, customer onboarding and compliance costs.

Depreciation and Amortization

Depreciation and amortization primarily represent the depreciation and amortization of our property and equipment and intangible assets during our daily business operations.

Hardware Cost

Hardware cost primarily represents the cost of POS terminals sold.

Others

Our other operating expenses primarily include gains or losses arising from our disposal of assets.

Interest Income

Our interest income primarily represents the interest we earned on our cash and cash equivalents.

Interest Expense

Our interest expense primarily arises from the interest from fixed rate notes.

Foreign exchange loss, net

Our net foreign exchange loss primarily arises from fluctuations in foreign currency exchange rates.

Others, net

Our others, net primarily include incidental settlement expenses, compensations and other non-operating expenses.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains arising in the Cayman Islands. Additionally, upon payments of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, and there are no withholding taxes in Singapore on remittance of dividends.

Nigeria

Entities established in Nigeria are subject to 10% withholding tax and 30% corporate income tax. Minimum tax is payable by entities having no taxable profits for the year or where the tax on profits is below the minimum tax, which is calculated as 0.5% of gross turnover.

Egypt

Entities established in Egypt are subject to 22.5% corporate income tax.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,				Year-on-Year Changes	For the Six Months Ended June 30,,				Period-on-Period Changes
	2024		2025			2025		2026
	US$	%	US$	%	%	US$	%	US$	%	%
	(in thousands)
						(unaudited)
Revenues
Transaction-based services	79,190	38.5	167,262	31.2	111.2	69,852	35.4	130,554	27.9	86.9
Loan financing services	71,536	34.8	260,251	48.5	263.8	88,148	44.6	236,115	50.6	167.9
Loan facilitation services	39,189	19.0	50,579	9.4	29.1	18,100	9.2	41,567	8.9	129.7
Interest income from short-term investments	9,200	4.5	47,256	8.8	413.7	17,072	8.6	50,593	10.8	196.4
Others	6,616	3.2	10,903	2.1	64.8	4,305	2.2	8,231	1.8	91.2

Total revenues	205,731	100.0	536,251	100.0	160.7	197,477	100.0	467,060	100.0	136.5
Operating expenses
Transaction-based expenses	(17,989)	(8.7)	(14,348)	(2.7)	(20.2)	(7,272)	(3.7)	(7,296)	(1.6)	0.3
Provision for expected credit loss	(24,830)	(12.1)	(121,294)	(22.6)	388.5	(38,137)	(19.3)	(118,355)	(25.3)	210.3
Interest and financial expenses	(6,192)	(3.0)	(21,477)	(4.0)	246.9	(7,394)	(3.7)	(19,352)	(4.1)	161.7
Technology and development expenses	(79,603)	(38.7)	(95,147)	(17.7)	19.5	(37,777)	(19.1)	(56,835)	(12.2)	50.4
Selling and marketing expenses	(43,361)	(21.1)	(96,609)	(18.0)	122.8	(38,441)	(19.5)	(78,676)	(16.8)	104.7
General and administrative expenses	(26,084)	(12.7)	(26,640)	(5.0)	2.1	(8,766)	(4.4)	(19,624)	(4.2)	123.9
Customer support and operations	(16,740)	(8.1)	(27,480)	(5.1)	64.2	(14,312)	(7.2)	(15,192)	(3.3)	6.1
Depreciation and amortization	(16,551)	(8.0)	(4,463)	(0.8)	(73.0)	(2,921)	(1.5)	(1,018)	(0.2)	(65.1)
Hardware cost	(9,576)	(4.7)	(21,693)	(4.0)	126.5	(6,659)	(3.4)	(19,475)	(4.2)	192.5
Others	93	0.0	—	—	(100.0)	—	—	—	—	—

Total operating expenses	(240,833)	(117.1)	(429,151)	(79.9)	78.2	(161,679)	(81.8)	(335,823)	(71.9)	107.7

	For the Year Ended December 31,				Year-on-Year Changes	For the Six Months Ended June 30,,				Period-on-Period Changes
	2024		2025			2025		2026
	US$	%	US$	%	%	US$	%	US$	%	%
	(in thousands)
						(unaudited)
Operating (loss) income	(35,102)	(17.1)	107,100	20.0	(405.1)	35,798	18.1	131,237	28.1	266.6

Interest income	4,931	2.4	4,099	0.8	(16.9)	1,807	0.9	3,203	0.7	77.3
Interest expense	(1,867)	(0.9)	(1,988)	(0.4)	6.5	(1,249)	(0.6)	(549)	(0.1)	(56.0)
Foreign exchange (loss) gain, net	(14,278)	(6.9)	3,338	0.6	(123.4)	(565)	(0.3)	548	0.1	(197.0)
Others, net	(729)	(0.4)	(1,756)	(0.3)	140.9	25	0.0	63	0.0	152.0

(Loss) income before income taxes	(47,045)	(22.9)	110,793	20.7	(335.5)	35,816	18.1	134,502	28.8	275.5

Income tax expense	(3,782)	(1.8)	(38,323)	(7.2)	913.3	(14,102)	(7.1)	(43,628)	(9.3)	209.4

Net (loss) income	(50,827)	(24.7)	72,470	13.5	(242.6)	21,714	11.0	90,874	19.5	318.5

The Six Months Ended June 30, 2026 Compared to The Six Months Ended June 30, 2025

Revenues

Our revenues significantly increased from US$197.5 million for the six months ended June 30, 2025 to US$467.1 million for the six months ended June 30, 2026, mainly attributable to the increase in our revenue from loan financing services and transaction-based services, among others.

•

Transaction-based Services. Our revenue from transaction-based services increased by 86.9% from US$69.9 million for the six months ended June 30, 2025 to US$130.6 million for the six months ended June 30, 2026, mainly attributable to the rise in GTV on OPay platform from US$139.3 billion to US$339.1 billion from the six months ended June 30, 2025 to the same period in 2026, which, in turn, was driven by (i) the expansion of user base driven by our continuous efforts to acquire new users. Specifically, DAUs on OPay app grew from 17.6 million to 25.8 million over the same period; (ii) our commitment to fostering deeper engagement with existing ones; and (iii) our continuous expanding and diversifying our merchant base.

•

Loan Financing Services. Our revenue from loan financing services significantly increased from US$88.1 million for the six months ended June 30, 2025 to US$236.1 million for the six months ended June 30, 2026, mainly due to (i) the increase in the volume of new loans originated in our credit services under the self-operated model in Nigeria from US$305.1 million for the first half of 2025 to US$927.6 million for the first half of 2026, fueled by our organic growth of loan business in Nigeria, combined with (ii) the growth of the number of quarterly unique borrowers in Nigeria from 3.5 million as of June 30, 2025 to 6.7 million as of June 30, 2026 as we gained more recognition among local borrowers.

•

Loan Facilitation Services. As our new business line, the revenue generated from loan facilitation services significantly increased from US$18.1 million for the six months ended June 30, 2025 to US$41.6 million for the six months ended June 30, 2026, primarily driven by our continuous improvement in platform user scale, credit conversion rate and repeat loan rate.

•

Interest Income from Short-Term Investments. Our interest income from short-term investments significantly increased from US$17.1 million for the six months ended June 30, 2025 to US$50.6 million for the six months ended June 30, 2026, mainly attributable to the growth of our investment scale.

•	Others. Our other revenue increased by 91.2% from US$4.3 million for the six months ended June 30, 2025 to US$8.2 million for the six months ended June 30, 2026, mainly due to the increased sales performance of our POS terminals. By June 30, 2025 and June 30, 2026, the accumulative number of POS terminals we dispatched reached 0.8 million and 1.3 million, respectively.

Operating Expenses

Our operating expenses significantly increased from US$161.7 million for the six months ended June 30, 2025 to US$335.8 million for the six months ended June 30, 2026.

•

Transaction-Based Expenses. Our transaction-based expenses remained relatively stable at US$7.3 million and US$7.3 million for the six months ended June 30, 2025 and 2026 despite the significant increase in our revenue from transaction-based services, mainly due to lower channel costs with banks and other partners as a result of economies of scale resulting from increased transaction volume, as well as optimization of channel selection algorithms. In particular, each payment channel is subject to its own fee structure, which may vary depending on the type and amount of the transaction. Our channel selection algorithms evaluate the applicable fee rates and cost characteristics across available channels and route each transaction through the channel that minimizes the overall transaction cost while maintaining a high transaction success rate. Accordingly, the channel selection algorithms have a direct impact on our transaction-based expenses. We continuously refine and enhance the algorithms’ decision logic, including by incorporating updated fee schedules from existing payment channels and onboarding new payment channels, in order to improve routing efficiency and reduce transaction costs over time.

•

Provision for Expected Credit Loss. Our provision for expected credit loss significantly increased from US$38.1 million for the six months ended June 30, 2025 to US$118.4 million for the six months ended June 30, 2026, mainly due to the growth in new loans originated over the same periods from US$305.1 million to US$927.6 million.

•

Interest and Financial Expenses. Our interest and financial expenses significantly increased from US$7.4 million for the six months ended June 30, 2025 to US$19.4 million for the six months ended June 30, 2026, mainly driven by the increase in the interest-bearing deposits and savings products of our users as our business scale expanded.

•

Technology and Development Expenses. Our technology and development expenses increased by 50.4% from US$37.8 million for the six months ended June 30, 2025 to US$56.8 million for the six months ended June 30, 2026, primarily due to increased expenses for the development, upgrading and innovation of our products and services, especially our payment services.

•

Selling and Marketing Expenses. Our selling and marketing expenses significantly increased from US$38.4 million for the six months ended June 30, 2025 to US$78.7 million for the six months ended June 30, 2026, mainly due to our online marketing and promotion campaigns to attract user traffic, as well as our offline advertising activities.

•

General and Administrative Expenses. Our general and administrative expenses significantly increased from US$8.8 million for the six months ended June 30, 2025 to US$19.6 million for the six months ended June 30, 2026, mainly due to the expansion of our business scale, which led to higher administrative demand.

•

Customer Support and Operations. Our expenses for customer support and operations increased by 6.1% from US$14.3 million for the six months ended June 30, 2025 to US$15.2 million for the six months ended June 30, 2026, primarily due to the expansion of our customer base.

•

Depreciation and Amortization. Our depreciation and amortization decreased by 65.1% from US$2.9 million for the six months ended June 30, 2025 to US$1.0 million for the six months ended June 30, 2026, mainly because the intangible assets in relation to our acquired assets had been fully amortized, resulting in a subsequently lower amortization amount.

•

Hardware Cost. Our hardware cost significantly increased from US$6.7 million for the six months ended June 30, 2025 to US$19.5 million for the six months ended June 30, 2026, mainly due to the increase in our sales of POS terminals in association with our main business operations.

Operating Income

As a result of the foregoing, our operating income increased significantly from US$35.8 million for the six months ended June 30, 2025 to US$131.2 million for the six months ended June 30, 2026.

Interest Income

Our interest income increased by 77.3% from US$1.8 million for the six months ended June 30, 2025 to US$3.2 million for the six months ended June 30, 2026, mainly due to the increase in deposit placements during the period.

Interest Expense

Our interest expense decreased by 56.0% from US$1.2 million for the six months ended June 30, 2025 to US$0.5 million for the six months ended June 30, 2026, mainly due to repayment of fixed rate notes in September 2025.

Foreign Exchange (Loss) Gain, Net

Our net foreign exchange loss of US$0.6 million for the six months ended June 30, 2025 changed into net foreign exchange gain of US$0.5 million for the six months ended June 30, 2026.

Others, Net

Others, net, increased from US$25 thousand for the six months ended June 30, 2025 to US$63 thousand for the six months ended June 30, 2026.

Net Income

As a result of the foregoing, our net income significantly increased from US$21.7 million for the six months ended June 30, 2025 to US$90.9 million for the six months ended June 30, 2026.

The Year Ended December 31, 2025 Compared to The Year Ended December 31, 2024

Revenues

Our revenues significantly increased from US$205.7 million in 2024 to US$536.3 million in 2025, mainly attributable to the increase in our revenue from loan financing services and transaction-based services, among others.

•

Transaction-based Services. Our revenue from transaction-based services significantly increased from US$79.2 million in 2024 to US$167.3 million in 2025, mainly attributable to the rise in GTV on OPay platform from US$166.2 billion to US$358.0 billion from 2024 to 2025, which, in turn, was driven by (i) the expansion of user base driven by our continuous efforts to acquire new users. Specifically, DAUs on OPay app grew from 15.1 million to 22.7 million over the same period; (ii) our commitment to fostering deeper engagement with existing ones; and (iii) our continuous expanding and diversifying our merchant base.

•

Loan Financing Services. Our revenue from loan financing services significantly increased from US$71.5 million in 2024 to US$260.3 million in 2025, mainly due to (i) the increase in the volume of new loans originated in our credit services under the self-operated model in Nigeria from US$243.9 million as of December 31, 2024 to US$938.3 million as of December 31, 2025, fueled by our organic growth of loan business in Nigeria, combined with (ii) the growth of the number of quarterly unique borrowers in Nigeria from 2.1 million as of December 31, 2024 to 4.6 million as of December 31, 2025 as we gained more recognition among local borrowers.

•

Loan Facilitation Services. As our new business line, the revenue generated from loan facilitation services increased by 29.1% from US$39.2 million in 2024 to US$50.6 million in 2025, primarily driven by our continuous improvement in platform user scale, credit conversion rate and repeat loan rate.

•

Interest Income from Short-Term Investments. Our interest income from short-term investments significantly increased from US$9.2 million in 2024 to US$47.3 million in 2025, mainly attributable to the growth of our investment scale.

•

Others. Our other revenue increased by 64.8% from US$6.6 million in 2024 to US$10.9 million in 2025, mainly due to the increased sales performance of our POS terminals. By December 31, 2024 and December 31, 2025, the accumulative number of POS terminals we dispatched reached 0.7 million and 0.9 million, respectively.

Operating Expenses

Our operating expenses increased by 78.2% from US$240.8 million in 2024 to US$429.2 million in 2025.

•

Transaction-Based Expenses. Our transaction-based expenses decreased by 20.2% from US$18.0 million in 2024 to US$14.3 million in 2025, mainly due to lower channel costs with banks and other partners as a result of economies of scale resulting from increased transaction volume, as well as optimization of channel selection algorithms.

In particular, each payment channel is subject to its own fee structure, which may vary depending on the type and amount of the transaction. Our channel selection algorithms evaluate the applicable fee rates and cost characteristics across available channels and route each transaction through the channel that minimizes the overall transaction cost while maintaining a high transaction success rate. Accordingly, the channel selection algorithms have a direct impact on our transaction-based expenses. We continuously refine and enhance the algorithms’ decision logic, including by incorporating updated fee schedules from existing payment channels and onboarding new payment channels, in order to improve routing efficiency and reduce transaction costs over time.

•

Provision for Expected Credit Loss. Our provision for expected credit loss significantly increased from US$24.8 million in 2024 to US$121.3 million in 2025, mainly due to the growth in new loans originated over the same periods from US$243.9 million to US$938.3 million.

•

Interest and Financial Expenses. Our interest and financial expenses significantly increased from US$6.2 million in 2024 to US$21.5 million in 2025, mainly driven by the increase in the interest-bearing deposits and savings products of our users as our business scale expanded.

•

Technology and Development Expenses. Our technology and development expenses increased by 19.5% from US$79.6 million in 2024 to US$95.1 million in 2025, primarily due to increased expenses for the development, upgrading and innovation of our products and services, especially our payment services.

•

Selling and Marketing Expenses. Our selling and marketing expenses significantly increased from US$43.4 million in 2024 to US$96.6 million in 2025, mainly due to our online marketing and promotion campaigns to attract user traffic, as well as our offline advertising activities.

•

General and Administrative Expenses. Our general and administrative expenses slightly increased from US$26.1 million in 2024 to US$26.6 million in 2025, mainly due to the expansion of our business scale, which led to higher administrative demand.

•

Customer Support and Operations. Our expenses for customer support and operations increased by 64.2% from US$16.7 million in 2024 to US$27.5 million in 2025, primarily due to higher onboarding-related costs and increased expenses associated with customer support, including the hiring of additional customer support personnel.

•

Depreciation and Amortization. Our depreciation and amortization decreased by 73.0% from US$16.6 million in 2024 to US$4.5 million in 2025, mainly because the intangible assets in relation to our acquired assets had been fully amortized, resulting in a subsequently lower amortization amount.

•

Hardware Cost. Our hardware cost significantly increased from US$9.6 million in 2024 to US$21.7 million in 2025, mainly due to the increase in our sales of POS terminals in association with our main business operations.

Operating (Loss) Income

As a result of the foregoing, our operating loss of US$35.1 million in 2024 changed into operating income of US$107.1 million in 2025.

Interest Income

Our interest income decreased by 16.9% from US$4.9 million in 2024 to US$4.1 million in 2025, mainly due to the termination of our arrangement over deposit interest with certain banks.

Interest Expense

Our interest expense increased by 6.5% from US$1.9 million in 2024 to US$2.0 million in 2025, mainly due to the increase in interest rates.

Foreign Exchange (Loss) Gain, Net

Our net foreign exchange loss of US$14.3 million in 2024 changed into net foreign exchange gain of US$3.3 million in 2025. The foreign exchange loss in the prior-year period was primarily attributable to the depreciation of the Nigerian Naira and Egyptian Pound against the U.S. dollar. Our operations in our principal markets generally have local currencies as their functional currencies, but we are exposed to foreign exchange risk primarily in connection with intercompany payables, receivables and financing arrangements denominated in currencies other than the relevant functional currencies. The foreign exchange gain recorded in 2025 was mainly due to relatively lower volatility and greater stability in the relevant foreign exchange markets as compared to 2024.

Others, Net

Others, net, increased from US$0.7 million in 2024 to US$1.8 million in 2025.

Net (Loss) Income

As a result of the foregoing, our net loss of US$50.8 million in 2024 changed into net income of US$72.5 million in 2025.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from financing activities and operating activities. As of June 30, 2026, we had cash and cash equivalents and short-term investments of US$918.7 million. Cash and cash equivalents primarily represent cash on hand, bank deposits and investments in financial products.

As of June 30, 2026, we did not have credit facilities provided by financial institutions.

As of June 30, 2026, our cash and cash equivalents and restricted cash totaled US$387.8 million, of which 29% was denominated in USD, 65% was denominated in NGN, 5% was denominated in IDR, and 1% was denominated in other currencies.

Based on our current operating plans, we believe that the net proceeds from this offering, together with the existing cash and cash equivalents and anticipated cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months following the date of this prospectus. We may, however, need additional cash resources in the future if it experiences changes in business conditions or other developments. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our ordinary shares. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. If we are unable to maintain sufficient financial resources, the business, financial condition and results of operations may be materially and adversely affected.

In utilizing the proceeds that we expect to receive from this offering, we may make additional capital contributions to our subsidiaries, establish new subsidiaries and make capital contributions to these new subsidiaries, make loans to these subsidiaries, or acquire new entities. Most of these uses are subject to regulations of relevant jurisdictions.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2024	2025	2025	2026
	US$	US$	US$	US$
	(in thousands)
			(unaudited)
Net cash provided by operating activities	51,991	152,183	29,473	190,382
Net cash used in investing activities	(157,178)	(506,657)	(135,296)	(339,492)
Net cash provided by financing activities	323,649	474,155	59,270	278,516
Effect of exchange rate changes on cash, cash equivalents, restricted cash and customer accounts	(93,137)	44,704	10,289	27,162

Net increase (decrease) in cash, cash equivalents, restricted cash and customer accounts	125,325	164,385	(36,264)	156,568
Cash, cash equivalents and restricted cash and customer accounts at the beginning of the period	284,302	409,627	409,627	574,012

Cash, cash equivalents, restricted cash and customer accounts at the end of the period	409,627	574,012	373,363	730,580

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2026 was US$190.4 million. This amount was primarily attributable to the net income of US$90.9 million, adjusted for non-cash expenses such as (i) provision for credit losses of US$123.6 million, (ii) interest income, net, of US$10.8 million, and (iii) inventory write-downs of US$3.6 million. This amount was further adjusted by changes in assets and liabilities of US$18.9 million.

Net cash provided by operating activities in 2025, was US$152.2 million. This amount was primarily attributable to the net income of US$72.5 million, adjusted for non-cash expenses such as (i) provision for credit losses of US$121.3 million, (ii) depreciation and amortization of US$4.5 million, and (iii) inventory write-down of US$3.0 million. This amount was further adjusted by changes in assets and liabilities, primarily including (i) increase in loans and interest receivable of US$28.7 million, (ii) increase in prepaid expenses and other current assets of US$22.3 million, and (iii) increase in accounts receivable and contract assets, net, of US$16.2 million; partially offset by (i) increase in accounts payable and accrued liabilities of US$31.2 million and (ii) increase in operating lease liabilities of US$1.2 million.

Net cash provided by operating activities in 2024, was US$52.0 million. This amount was primarily attributable to the net loss of US$50.8 million, as adjusted for non-cash expenses such as (i) provision for credit losses of US$24.8 million, (ii) depreciation and amortization of US$16.6 million, and (iii) unrealized foreign exchange loss of US$6.2 million. This amount was further adjusted by changes in assets and liabilities, primarily including (i) increase in accrued liabilities and other current liabilities of US$55.8 million, (ii) decrease in interest receivable of US$4.1 million, and (iii) decrease in prepaid expenses and other current assets of US$2.2 million; partially offset by (i) increase in accounts receivable and contract assets, net, of US$3.2 million and (ii) increase in inventories of US$2.3 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was US$339.5 million. This amount was primarily attributable to (i) origination of loans receivable of US$927.6 million, (ii) purchase of short-term investments of US$466.8 million, and (iii) purchase of property and equipment, net, of US$2.6 million; partially offset by (i) repayments of loans receivable of US$695.2 million, and (ii) proceeds from maturity of short-term investments of US$362.4 million.

Net cash used in investing activities in 2025, was US$506.7 million. This amount was primarily attributable to (i) origination of loans receivable of US$938.3 million, and (ii) purchase of short-term investments of US$639.2 million; partially offset by (i) repayments of loans receivable of US$695.4 million and (ii) proceeds from maturity of short-term investments of US$378.5 million.

Net cash used in investing activities in 2024 was US$157.2 million. This amount was primarily attributable to (i) origination of loans receivable of US$243.9 million, (ii) purchase of short-term investments of US$185.3 million, and (iii) purchase of property and equipment, net, of US$4.4 million; partially offset by (i) repayments of loans receivable of US$199.2 million, and (ii) proceeds from maturity of short-term investments of US$77.3 million.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026 was US$278.5 million. This amount was primarily attributable to (i) net increase in interest-bearing deposits by customers of US$247.8 million, and (ii) net change in funds payable and amounts due to customers of US$37.5 million; partially offset by net increase in funds receivable of US$5.3 million.

Net cash provided by financing activities in 2025 was US$474.2 million. This amount was primarily attributable to (i) net increase in interest-bearing deposited by customers of US$420.9 million and (ii) proceeds from preferred shareholders of US$100.0 million; partially offset by net decrease in funds payable and amounts due to customers of US$20.8 million.

Net cash provided by financing activities in 2024 was US$323.6 million. This amount was primarily attributable to (i) net increase in interest-bearing deposits by customers of US$182.0 million, and (ii) funds payable and amounts due to customers of US$116.2 million.

Material Cash Requirements

Our material cash requirements as of June 30, 2026 primarily included our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance and proceeds from this offering.

Capital Expenditures

Our total capital expenditures were US$4.4 million, US$3.0 million and US$2.6 million in 2024 and 2025 and for the six months ended June 30, 2026, respectively. Our capital expenditures were primarily incurred for purchase of property and equipment. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operations will continue to meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

We did not have any material contractual obligations as of June 30, 2026.

Other than as disclosed above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recent available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

See Note 2, “Summary of Significant Accounting Policies,” to our audited consolidated financial statements, included elsewhere in this prospectus for information about critical accounting policies, as well as a description of our other significant accounting policies.

Revenue recognition

We generate revenue from contracts with customers. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration that the we expect to receive in exchange for those services. We elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. We utilized the practical expedient under ASC 606-10-50-14 and do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Loan financing services

In Nigeria, we generate financing income from our loans receivable, which mainly comprises of interest income. Interest income is recognized over the terms of loans receivable using the effective interest method in accordance with ASC 310, Receivables. Incentives are provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash. These incentives are recorded as a reduction in loan financing income using effective interest method.

We do not accrue interest income on loans that are considered impaired or placed on non-accrual status. Loans are placed on non-accrual status upon reaching 90 days past due. Interest income accrued but not received is generally reversed against loan financing income. Interest income will be recognized when cash is received on a cost recovery method. The cash received is applied first to the outstanding principal amount followed by interest income.

We charge penalty fees for late installment payments. The penalty fee is calculated based on the number of overdue days and the applicable late payment rate. The penalty fees are recognized on a cash basis.

Loans and interest receivable

Loans and interest receivable represent payments due from borrowers that utilize our Credit Services in Nigeria, primarily in larger cities including Lagos. Loans and interest receivable are recorded at amortized cost (i.e. unpaid principal), net of allowance.

We consider loans and interest receivable to be delinquent when payments are one day past due.

Loans and interest receivable are charged off when we determined the balance to be uncollectable. In general, we consider loans and interest receivable meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) all loans and interest receivable that are 120 days past due are therefore deemed uncollectible and charged-off. When we receive cash in satisfaction of some or all of the amounts we previously wrote off, the recovery is recognized as a reduction to credit loss expense.

We maintain an allowance for credit losses in accordance with ASC 326, Credit Losses (“ASC 326”). The allowance for credit losses is calculated based on historical loss experience using probability of default (“PD”) and loss given default (“LGD”) method for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions. These factors may include Nigeria’s gross-domestic product, Nigeria’s gross-domestic product per capita at purchasing power parity, Nigeria’s current account balance and other considerations. We analyze a combination of qualitative factors to the change in loss rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.

Loan facilitation services

We entered into loan facilitation arrangements with various funding partners and individual borrowers in Indonesia. Funding partners comprise of financial institutions including banks. We facilitate loans from funding partners to borrowers on our platform, with funding partners acting as the lenders. The loan facilitation services include (i) loan facilitation and matching services, and (ii) post-origination services (i.e. account maintenance, collection, and payment processing). We determine that the funding partners and the borrowers are the customers because they receive services provided by us pursuant to the contractual terms.

We determine that we are only the facilitator in the loan origination and repayment process, and therefore, we do not record loans receivable arising from these loans nor funding debts to the funding partners.

We determine the transaction price based on amounts billed to borrowers (inclusive of loan interest, insurance premiums, and service fees), net of interest due to funding partners and premiums paid to insurance companies on the funding partners’ behalf. The transaction price also includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods.

The transaction price is allocated to loan facilitation and matching services and post-origination services using their relative standalone selling prices. We do not have observable standalone selling price for the loan facilitation and matching services and post-origination services because the services are not provided separately. We use an expected cost plus margin approach to estimate the standalone selling prices.

Revenues from loan facilitation and matching services are recognized upon the funding partner releasing the funds to the borrower after being matched on our platform. Revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.

Transaction-based services

Transaction-based services mainly represent fees generated from payments and merchant acquiring services facilitated through our platform in Nigeria and Egypt. The service fee is calculated as a fixed percentage of the total transaction amount processed, and is recognized at a point in time upon completion of the transaction.

To promote engagement and acquire new users on our platform, we may provide incentives in various forms including cash rebates and coupons. Incentives are recorded as a reduction to revenue.

Interest income from short-term investments

Interest earned from short-term investments as part of the digital wallets and banking business is recognized as revenue.

Others

Others mainly include revenues from sales of POS terminals and performance-based marketing services provided to merchants and others. Revenue is recognized when control of the goods and services is transferred to the customer.

Internal Control Over Financial Reporting

Prior to the offering, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal control and procedures. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with the requisite knowledge and experience in application of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAPs and financial reporting requirements set forth by the SEC; and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.

We are in the process of implementing a number of measures to address the material weaknesses identified, including, among others: (i) establishing our financial reporting team with members possessing prior work experience in audit firms and/or U.S. listed companies. We plan to further strengthen the team by recruiting additional qualified personnel with strong knowledge and experience in U.S. GAAP accounting and SEC reporting that can assist us in the preparation of financial statements and SEC reporting, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual in accordance with U.S. GAAP for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system and internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Related to Our Business and Operations — If we fail to establish and maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trade price of our ordinary shares may decline”.

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

We are a holding company with no business operations of our own. We conduct our operations primarily through our subsidiaries and, for the Credit Services in Indonesia, through KUFI. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries and the VIE in certain jurisdictions where we operate may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met, and regulatory approvals are obtained. See “Risk Factors — Risks Related to Our Corporate Structure” and “Risk Factors — Risks Related to Doing Business in Jurisdictions Where We Operate — The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.” Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

To date, inflation in the geographic markets where we operate has not materially affected our results of operations. Although we have not been materially affected by inflation in the past and at this point in time, we may be affected if these markets or any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Concentration of Credit Risk

Financial instruments that potentially expose us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, customer accounts, loans and interest receivable. The carrying amounts of these assets represent our maximum exposure to credit risk.

As of December 31, 2024, 2025 and June 30, 2026, approximately 93%, 90% and 89%, respectively, of our cash and cash equivalents, restricted cash, short-term investments and customer accounts were held in the financial institutions in Nigeria and the remaining were held in financial institutions outside Nigeria.

Currency Convertibility Risk

We transact a majority of our business in Nigeria, which is not freely convertible into foreign currencies. The Nigeria government launched Foreign Exchange (Monitoring & Miscellaneous Provisions) Act No. 17(“FX Act No. 17”). FX Act No. 17 establishes an autonomous foreign exchange market (AFEM) for transactions in convertible currencies, including banknotes, coins, traveler’s checks, and wire transfers; mandates that all foreign exchange transactions must comply with documentation requirements; transactions exceeding $5,000 (or equivalent) must be declared for statistical purposes; prohibits unsupported or vague transactions and allows authorized dealers (banks or entities designated by CBN) to facilitate foreign exchange trades. Besides, the CBN Act (“CBN Act”), Section 16 grants the CBN authority to determine the exchange rate mechanism, supporting a managed floating regime and requires the CBN to issue periodic guidelines for foreign exchange market operations.

Interest Rate Risk

We are exposed to interest rate risk on its short-term investments, loans and interest receivable and interest-bearing liabilities. Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We have not been exposed to material risks due to changes in market interest rates as the short-term investments, loans and interest receivable and interest-bearing liabilities held by us all bear interest at a fixed interest rate.

Foreign Currency Risk

Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not our functional currency.

Due to its international business activities, we are exposed to the risk of changes in foreign exchange rates in connection with payables and receivables resulting from transactions denominated in a different currency from the functional currency of the respective operation as well as intercompany financing.

Recently Issued Accounting Pronouncements

A list of recently issued accounting standards that are relevant to us is included in Note 2 to our consolidated financial statements in this prospectus.

INDUSTRY

Industry and Market Overview

In Africa, we operate in Nigeria and Egypt, Nigeria is our largest market today, and Egypt is one of our expansion markets. These countries represent two of continent’s largest and most underpenetrated financial services opportunities. Nigeria’s approximately 238 million people and Egypt’s roughly 108 million people live in economies where, for decades, traditional banking models have only served governments, large corporates and a narrow segment of salaried, urban professionals. As a result, mass-market consumers and micro, small and medium enterprises (“MSMEs”) have had limited access to secure payments, savings and credit and have relied heavily on cash and informal providers of financial services.

Young, mobile-first populations, expanding digital infrastructure, proactive regulatory reform and the rapid growth of digital economies are enabling new financial services models that can reach underserved segments at scale in Nigeria and Egypt. In both markets, we address the same fundamental challenge: a large share of economic activity remains outside the formal financial system because traditional banks cannot profitably serve customers who lack collateral, credit history or steady salaries. This convergence of demographic, technological, regulatory and behavioral factors create a substantial, long-term opportunity for digital-first platforms.

Macroeconomic and Demographic Backdrop

Solid Macroeconomic Fundamentals

Nigeria and Egypt are among Africa’s largest economies and represent structurally attractive opportunities, with long-term growth dynamics that exceed those of advanced economies.

•

Between 2021 and 2025, Nigeria’s economy recovered from the pandemic-related contraction and returned to steady real GDP growth, reaching approximately 4.0% in 2025. GDP per capita remained low at approximately US$1,223 in 2025, reflecting the scale of the population and persistent income constraints at the household level. This divergence between aggregate economic size and per-capita income highlights both the depth of financial exclusion and the need for low-cost, digital-first financial services capable of serving mass-market consumers and MSMEs at scale.

•

Egypt delivered real GDP growth of approximately 4.4% in 2025. GDP per capita reached approximately US$3,379 in 2025, remaining below advanced-economy levels but materially higher than many regional peers. Egypt’s macro profile reflects a large, diversified economy with increasing digital consumption and a growing base of consumers and small businesses capable of adopting formal financial services.

Across the 2021–2025 period, both Nigeria and Egypt, outpaced Advanced Economies in aggregate real GDP growth (with the latter growing at a 2.5% CAGR). While per-capita income levels remain constrained, faster economic growth combined with demographic expansion and rising digital adoption underpins sustained demand for digital payments, savings, and credit solutions.

Large, Young and Tech-savvy Populations

Nigeria and Egypt both benefit from favorable demographics that underpin long-term demand for digital financial services. This demographic dividend – large, rapidly growing and youthful populations – is a primary driver of sector growth.

•

Of Nigeria’s population between 15 and 65 years old in 2025, approximately 60% were under the age of 35. This digitally native cohort is mobile-first and predisposed to seeking out digital solutions rather than branch-based services. Their behavior drives demand for digital financial products and provides a deep user base for digital payments and credit over the coming decades.

•

In Egypt, demographic tailwinds are also supportive. A majority of the population is of working age, with a large and rising share of young adults entering the labor force and digital economy. Of Egypt’s population between the ages of 15 and 65, approximately 56% comprised adults under the age of 35 in 2025. As incomes rise and smartphone adoption increases, these consumers gravitate toward digital tools for everyday needs, including financial management.

Across both markets, younger generations manage their daily activities through their phones, communication, social media, transport and commerce. They increasingly expect financial services to behave the same way: always available, intuitive and instant. This generational shift is one of the most important long-term drivers of digital banking adoption in our markets.

Figure 1: Population aged 15-65, Nigeria in million

Source: International Monetary Fund, World Bank, Frost & Sullivan Analysis and Estimates

Figure 2: Population aged 15-65, Egypt in million

Source: International Monetary Fund, World Bank, Frost & Sullivan Analysis and Estimates

Expansion of Digital Infrastructure and Mobile Internet

Growing internet and mobile penetration provide foundational infrastructure for digital financial services.

•

In Nigeria, internet penetration reached approximately 44.0% in 2025, with 84.9% of internet users accessing via mobile devices. By 2030E, internet penetration is projected to reach approximately 55.8%, with total internet users of approximately 147.1 million and mobile users comprising roughly 88.5% of the total. Mobile internet adoption is expected to grow faster than overall internet users at a CAGR of 8.0% from 2025 to 2030E. Compounding this, under a longer perspective, the mobile internet users is projected to reach 187.6 million people by 2036, accounting for 91.7% of internet users in Nigeria.

•

In Egypt, internet users increased from 73.6 million in 2021 to 79.5 million in 2025 and are projected to reach 89.6 million by 2030, representing nearly 74.5% of the population. The share of mobile internet users is expected to increase from 67.9% to 81.8% over the same period, with mobile internet adoption growing faster than overall internet use at a CAGR of 4.0% from 2025 to 2030E.

Figure 3: Total Number of Internet and Mobile Internet Users, Nigeria; Million, 2021-2030E

Source: Frost & Sullivan Analysis and Estimates

Figure 4: Total Number of Internet and Mobile Internet Users, Egypt; Million, 2021-2030E

Source: Frost & Sullivan Analysis and Estimates

This shift removes the need for physical branches as the primary distribution model. Account opening, identity verification, payments, savings and loan applications can be executed on the customer’s device. This reduces the marginal cost of serving a customer from branch-based to digital-only levels and enables profitable service of populations that were previously uneconomical to reach. These connectivity trends materially reduce distribution constraints and enable low-cost, national-scale delivery of digital payments, savings and lending.

Financial Inclusion Gaps and Limitations of Traditional Channels

Limited Financial Access and Underpenetrated Credit

Despite measurable progress, both Nigeria and Egypt remain significantly underpenetrated in formal financial access and credit.

•

In Nigeria, the proportion of formally included adults increased from 56% in 2020 to 64% in 2023. However, an estimated 36% of adults – roughly 40 million people – remained outside the formal financial system, and another 26% are underserved, continuing to rely on informal lenders or saving cash at home. Debit card penetration was approximately 42.0% in 2025, versus a global average of approximately 60.0%, and credit card penetration was approximately 2.0%, compared with a global average of 28.2%.

•

In Egypt, structural gaps are similar. Debit card penetration was approximately 29.1% in 2025, and credit card penetration was approximately 3.3%, significantly below global averages. A large population has limited access to transaction accounts and almost no access to unsecured credit from formal institutions.

Figure 5: Credit and debit card ownership, Nigeria and Egypt vs. Global Average

Source: World Bank, Frost & Sullivan Analysis and Estimate

In both markets, financial access is sharply segmented along socio-economic lines, with formal access for low-income populations is roughly half that of the most affluent segment. Populations with the least access to formal services are also the most reliant on informal providers. Even among individuals who possess formal transaction accounts, those with formal employment and stable income are far more likely to obtain bank loans than low-income, less-educated and rural customers, who remain largely excluded and borrow from family, friends and informal financial providers.

Gaps in formal financial access are even more pronounced for MSMEs. In Nigeria, approximately 42.7 million MSMEs contribute roughly 48% of GDP and 84% of employment, yet approximately 89% operate informally. Despite their significant economic role, the majority of these enterprises remain disconnected from formal financial systems: only 11% of businesses operating within the informal economy are estimated to utilize traditional banks for savings, only 12% secure credit and over 50% prefer using cash.

These persistent inclusion gaps represent latent demand for basic, transparent financial services and a substantial opportunity for digital-first platforms that can use mobile distribution and alternative data to offer simple, affordable products at scale.

Structural Limitations of the Traditional Banking System

Traditional banks in Nigeria and Egypt were designed around corporate and affluent retail customers, leaving millions of consumers and MSMEs underserved.

Branch and ATM networks remain sparse: as of 2025, commercial bank branch density in Nigeria and Egypt was approximately 4.3 and 6.3 branches per 100,000 adults respectively, compared with a global average of 12.6. Credit decisioning is often collateral-based, manual and paper-intensive, with long turnaround times that do not match the liquidity needs of mass-market consumers and MSMEs.

In both markets, customer satisfaction surveys highlight pain points such as unexpected or opaque fees, perceived unaffordability, transaction delays, platform outages and weak customer support, with over 30% of traditional financial services users citing unexpected fees and nearly 40% considering fees unaffordable.

These operational and service limitations of traditional channels are accelerating the shift toward digital-first models in both markets.

Industry trends driving disruption of traditional financial services

Rapidly Growing Digital Economies

Nigeria and Egypt are experiencing fast-growing digital economies that capture an increasing share of GDP over time, supported by mobile connectivity, smartphone adoption and a growing base of digital-native consumers and businesses.

Figure 6: Market Size for Digital Economy, Nigeria, in USD Billion

Source: Ministry of Commerce of the People’s Republic of China, International Monetary Fund, Frost & Sullivan Analysis and Estimates

Figure 7: Market Size for Digital Economy, Egypt, in USD Billion

Source: World Bank, Frost & Sullivan Analysis and Estimates

The trend is self-reinforcing: digital commerce creates demand for reliable digital payments and embedded credit, while digital financial solutions make it easier for consumers and MSMEs to participate in the digital economy, increasing transaction volumes and data. This flywheel supports lower customer acquisition costs, higher frequency of use and richer data sets for credit and risk models, all of which are favorable to digital banking platforms.

Supportive Regulatory and Licensing Frameworks

Both markets have implemented policy frameworks that explicitly support digital financial services growth. Nigeria and Egypt have treated financial inclusion as a strategic priority and have taken deliberate steps to build digital financial infrastructure and enable new types of providers.

•

In Nigeria, the Central Bank launched the Cashless Nigeria Initiative in 2012, introducing disincentives for large cash transactions and promoting digital alternatives. The Nigeria Inter-Bank Settlement System (“NIBSS”) Instant Payment platform was established as a national real-time interbank transfer system, providing efficient, secure interoperability among financial institutions and enhancing user confidence in cashless payments. The Bank Verification Number (“BVN”) regime created a biometric, account-linked identity infrastructure facilitating digital onboarding and fraud prevention. New licensing frameworks for Payment Service Banks, Mobile Money Operators, Payment Terminal Service Providers, Payment Solution Service Providers and Microfinance Banks have opened the market to non-bank players. MFB-licensed FinTech institutions can accept deposits and extend credit, funding their loan books with low-cost, insured deposits while operating with digital-native cost structures.

•

In Egypt, the National Payments Council was established in 2017 to coordinate digital payment initiatives and drive reductions in cash usage. The 2019 Non-Cash Payment Law mandates electronic acceptance for many government services. The Central Bank’s Instant Payment Network, launched in 2022, provides real-time transfers and nationwide interoperability. In July 2023, the Central Bank issued a dedicated licensing and regulatory framework for digital banks, reflecting the continued evolution of Egypt’s financial sector toward digital-first service models. In December 2023, the Central Bank exempted fees for transfers in Egyptian pounds via electronic channels to encourage digital adoption. In June 2025, the Payment System Operators and Payment Service Providers Licensing and Regulatory Framework implemented comprehensive standards for payment institutions. Government programs also subsidize POS terminal costs for small merchants. Initiatives such as “Egypt 2030,” “Digital Egypt,” the Financial Inclusion Strategy (2022–2025) and the Strategy for Developing the Non-Banking Financial Sector (2023–2027) frame digital financial development as a national strategic priority.

These regulatory developments reduce barriers to entry for digital banking platforms, support innovation and provide a clear pathway for responsible scaling.

Large and growing market opportunity in Non-Cash Payments in Nigeria and POS-Led Payments in Egypt

In Nigeria, the shift from cash to digital payments is a central driver of our addressable market. The total non-cash payment and transfer market – spanning checks, ATMs, POS, internet, USSD, mobile apps, mobile money operators and direct debits – has grown rapidly in value over the past several years and is projected to continue expanding at a high rate.

Figure 8: Market Size for Non-cash Payment and Transfer, Nigeria, in USD Billion

Source: Central Bank of Nigeria, Frost & Sullivan Analysis and Estimates

Figure 9: Market Size for Digital Payment and Transfer, Nigeria, in USD Billion

Source: Central Bank of Nigeria, Nigeria Inter-Bank Settlement System, Frost & Sullivan Analysis and Estimates

In Egypt, POS-led digital payments are the primary non-cash channel and the physical manifestation of the cash-to-digital transition. The number of POS terminals has increased rapidly, supported by government subsidies and mandates encouraging merchants, including small retailers, to accept electronic payments. Despite this growth, POS density remains below more developed markets, indicating substantial headroom for expansion. The country also remains heavily cash-based, particularly outside large urban centers, meaning each new POS terminal has the potential to capture a significant share of local cash flows.

Figure 10: Number of POS Terminals, Egypt, in million

Source: World Bank, Frost & Sullivan Analysis and Estimates

Digital payments play a dual role: they serve as a customer acquisition engine, bringing previously cash-only users into the formal system, and a data engine, generating granular behavioral data that fuels increasingly sophisticated credit models and drives cross-sell opportunities.

Consumer and MSME Lending in Nigeria

Personal and Digital Lending Opportunity

Nigeria’s consumer lending market has expanded significantly and remains underpenetrated relative to the size of the economy and population, leaving substantial room for further growth. In this report, we are focusing on unsecured consumer lending, and broadly defining that as consumption loans, which are typically short- to medium-tenor, and used primarily to finance everyday spending needs or household purchases, rather than long-term asset-backed borrowing such as mortgages.

Driven by ongoing financial inclusion initiatives and continued technological advancements in credit assessment and risk management, Nigeria’s personal lending market is expected to sustain a strong growth trajectory. Measured by outstanding loan balance, the personal lending market expanded from approximately US$2.6 billion in 2021 to approximately US$4.2 billion in 2025, representing an impressive CAGR of approximately 13.2% over the period. This robust expansion reflects structurally strong demand for consumer credit, supported by a large and growing population, rising urbanization, and increasing reliance on short-term financing to manage household cash flow amid income volatility and inflationary pressures.

Digital personal loans are a rapidly growing segment of loans with similar economics and use cases to personal loans, but are originated and disbursed through mobile apps and wallets with automated decisioning and faster turnaround times. Digital lenders typically rely on alternative data sources such as transaction histories, payment behavior and other behavioral signals, rather than solely on traditional collateral and credit histories, which can enable them to serve a broader range of borrowers.

Retail loans, including instalment financing and “buy now pay later” products, and are generally originated by fintech or digital lending companies. They are linked to specific purchases at the point of sale, such as consumer electronics and household goods, and support the growth of modern retail and e-commerce. While smaller in absolute size than personal lending, retail loans have grown steadily as merchants and platforms expand credit-enabled checkout options.

Figure 11: Market Size for Consumption Loans, Nigeria, in USD Billion

Source: Central Bank of Nigeria, Centre for Affordable Housing Finance Africa, Enhancing Financial Innovation and Access, Frost & Sullivan Analysis and Estimates

We believe the continued expansion of digital payments, broader financial inclusion initiatives and the maturation of digital identity and data-sharing frameworks will support further growth in consumption credit, particularly in digitally originated personal loans and retail loans, alongside improvements in underwriting quality and product sophistication over time.

MSME Credit Gap and Digital Lending Opportunity in Nigeria

The credit gap is more pronounced for the MSME segment, where businesses often operate without access to formal working capital, relying instead on supplier credit, informal lenders and personal savings.

Digital platforms are structurally better positioned to bridge this gap by: (i) using payments, wallet and POS data to infer cash flows and creditworthiness; (ii) automating origination, underwriting and servicing processes to lower operating cost per loan; and (iii) offering smaller, more flexible products (for example, short-tenor working capital advances, invoice financing linked to receivables and dynamic credit lines) tailored to the rhythms of MSME cash flows.

Figure 12: Market Size for MSMEs Lending, Nigeria, in USD Billion

Source: Central Bank of Nigeria, Frost & Sullivan Analysis and Estimates

Platforms that combine rich payments data with automated underwriting and efficient collections are set to capture a disproportionate share of future growth in unsecured consumer and MSME credit in both markets.

Our Expansion Markets

Today we operate a loan facilitation business in Indonesia and in Pakistan, we offer merchant acquiring and consumer wallet services. We believe these markets also have large underbanked populations; historically cash-dominated transaction flows; fragmented MSME sectors; and accelerating adoption of digital payments supported by improving digital infrastructure and evolving regulatory frameworks.

We will continue to expand selectively into other large, structurally underpenetrated emerging markets that exhibit similar demographic, economic and financial services characteristics.

Indonesia

Indonesia had a population of approximately 286 million in 2025, a youthful demographic profile (with approximately 69-70% of the population aged between 15 and 65), and a predominantly mobile-first consumer base. Internet penetration exceeds 70%, with nearly all users accessing services via mobile devices, creating a mobile-centric digital ecosystem well suited to app-based financial services.

Indonesia’s digital economy has expanded rapidly, growing at a compound annual growth rate of approximately 14% between 2021 and 2025 and is projected to grow at approximately 16% between 2025 and 2030. Despite this momentum, the digital economy accounted for only approximately 7% of GDP in 2025, indicating substantial headroom for further digitalization across commerce, payments and financial services.

As in Nigeria, Indonesia’s traditional banking sector has historically focused on government entities, large corporates and a narrow segment of salaried, urban consumers. As a result, significant portions of the population and MSMEs remain underserved by formal financial services, with everyday commerce still reliant on cash and informal mechanisms, particularly among micro-merchants and in non-urban areas. This underpenetration reflects legacy distribution and product design rather than a lack of consumer or merchant demand.

Against this backdrop, digital payments adoption has accelerated materially and is reshaping transaction behavior across both online and offline channels. More than 50% of SMEs now accept digital payments, while the cash share of point-of-sale transaction value has declined to approximately 36% in 2025, from approximately 82% in 2014, and represents only approximately 13% of e-commerce transaction value. Reflecting this shift, e-commerce transaction value is estimated to grow from approximately US$84 billion in 2025 to approximately US$136 billion by 2030, while in-store point-of-sale payment transaction value is expected to increase from approximately US$270 billion to approximately US$337 billion over the same period.

By contrast, credit card penetration remains structurally low, accounting for only approximately 5-7% of combined e-commerce and point-of-sale transaction value. This imbalance between rapidly scaling digital payments and limited card-based credit penetration positions payments as the primary entry point for the broader adoption of digital wallets, transaction accounts and adjacent financial products, including working capital and consumer credit. Ongoing regulatory initiatives to formalize digital payments, expand e-money usage and enable licensed fintech participation further reinforce this payments-led pathway to deeper financial services adoption.

Pakistan

Pakistan is a near-term scaling market for OPay and represents a large, structurally underpenetrated financial services opportunity in South Asia. The country has a population of approximately 256 million, with a youthful demographic profile and a majority of the population of working age, supporting long-term growth in consumer demand and transaction activity.

Historically, formal financial services penetration in Pakistan has remained limited outside traditional banking channels, with large segments of consumers and micro, small and medium-sized enterprises relying on cash and informal mechanisms for everyday transactions. This underpenetration reflects legacy infrastructure and distribution constraints rather than a lack of underlying economic activity or demand for financial services.

Against this backdrop, Pakistan’s payments ecosystem has entered a period of accelerated, policy-led digitization. During 2025, retail payment volumes increased by approximately 38% year-on-year to 9.1 billion transactions, while retail payment value rose by approximately 12% to over US$2 trillion. Digital payments now account for approximately 88% of retail payment volumes, up from 84% in the prior year, reflecting a rapid structural shift away from cash-based transactions.

Digital payment adoption has been driven by strong growth across mobile banking, branchless banking and digital wallets. In FY25, mobile and internet banking transactions increased by more than 61% by volume, while branchless banking mobile wallet transactions grew to approximately 4.2 billion transactions, with transaction value to approximately US$51 billion. Digital wallet usage expanded rapidly, with the number of digital wallet users increasing by approximately 57% year-on-year, albeit from a relatively low base.

The State Bank of Pakistan has underpinned this shift through national payments infrastructure and regulatory frameworks designed to promote interoperability, reduce reliance on cash and support participation by non-bank financial service providers. Pakistan’s instant payment system, Raast, processed nearly 1.3 billion transactions in FY25, more than doubling year-on-year.

By contrast, card-based credit penetration remains structurally low. Credit cards represent only a small fraction of total payment instruments in circulation, and account for a limited share of retail and e-commerce transaction volumes relative to wallets and account-based payments. In e-commerce specifically, approximately 93% of digital transactions by volume are initiated via digital wallets or accounts, with only approximately 7% conducted via payment cards, highlighting a pronounced gap between payments adoption and formal consumer credit usage.

This divergence between rapidly scaling digital payments and limited card-based credit penetration positions payments as the primary entry point for the broader adoption of digital wallets, transaction accounts and adjacent financial products, including working capital and consumer credit.

Competitive Landscape

In Nigeria, our largest market, the digital financial services ecosystem is large, fast-growing and highly competitive. We compete with a broad range of traditional banks, digital banks, mobile money operators, consumer lending platforms and other FinTech applications that offer overlapping payments, wallet and credit solutions. Within this environment, OPay has established a leading position in Nigeria’s digital banking ecosystem, particularly in user engagement and transaction volumes.

Digital Payments

OPay is one of the most widely used financial applications in Nigeria:

•

By Monthly Active Users, OPay accounts for approximately 61.9% of active users across all financial applications, which represents the active users of OPay as a percentage of the total active users of the relevant app universe monitored by DataSparkle in Nigeria. DataSparkle is an independent third-party mobile application intelligence and monitoring platform, and the foregoing ranking of OPay was based on DataSparkle’s app-level active user monitoring data, rather than OPay’s internal transaction records.

•	This level of engagement translates into meaningful transaction scale. In 2025, OPay is the largest processor of digital payment and transfer in Nigeria by GTV, according to Frost & Sullivan.

Furthermore, OPay ranks as the 5th highest-ranked app overall in Nigeria by Weekly Active Users, notably being the sole financial application to break into the Top -5 overall ranking.

Digital Lending

Our scale in digital payments supports a strong position in the digital lending segment:

•

In 2025, OPay is estimated to have accounted for approximately 57.4% of total digital loan disbursement value in Nigeria, which represents OPay’s loan disbursement amount in Nigeria in 2025, based on OPay’s internal lending records, divided by the estimated total digital lending market in

Nigeria in the same year measured by disbursement amount, according to Frost & Sullivan, making us one of the largest contributors to the digital credit market.

•

Our Okash digital lending platform ranks first among all digital lending applications in Nigeria in 2025, with active users approximately 1.2 to 4.4 times those of the other four companies in the top five in the same year. The user multiple represents OKash’s active users as compared with the active users of the second to fourth ranked applications within the relevant app category in Nigeria, based on the public data from DataSparkle.

We believe the combination of high user engagement, leading share of digital payment and transfer volumes and a scaled digital lending franchise positions us competitively within Nigeria’s digital financial services landscape. At the same time, we expect competition to remain intense as existing players continue to invest and new entrants seek to capture opportunities in payments and credit.

A similar competitive landscape exists, and is expected to evolve, in OPay’s other current and prospective markets. In these markets, OPay competes, or expects to compete, with a range of participants, including traditional banks, digital and challenger banks, mobile money operators, digital wallets, consumer and MSME lending platforms, and other FinTech providers offering overlapping payment, wallet, credit and related financial services. Competitive dynamics vary by market and are influenced by local regulatory frameworks, customer preferences and the pace of digital adoption, and competition is expected to remain intense as both incumbent financial institutions and new entrants continue to invest in digital financial services.

BUSINESS

HOW OPAY CHANGES USERS’ FINANCIAL EXPERIENCE

The Reality Before

For many Nigerians, earning money is not easy. People work hard for every Naira. In cities like Lagos, long commutes, unreliable cash access, and the pressure to move quickly make everyday payments harder than they should be. Eric Chigozie Anyim, a Lagos-based accountant, describes how simple tasks like paying for transport or settling expenses can slow down his day.

Why OPay Felt Different

“OPay simplifies these everyday moments. Instead of relying on cash or juggling multiple ways to pay, I pay for services, send money, and receive payments through one app. My job depends on accuracy and organization. Being able to track transactions and manage expenses in real time helps me stay focused.”

The Moment Everything Changed

Millions of consumers and merchants use OPay for everyday transactions. Each has a different story. “Using OPay removed minor, constant hassles from my daily routine. I can make payments quickly and track expenses easily. I no longer need to go to the bank to send money to my family or pay bills. Paying for things used to take extra effort, now it’s a seamless daily routine.”

OUR BUSINESS

OPay is a digital financial platform built to address the challenges of emerging markets. We use technology to enable financial inclusion, connecting millions of consumers and businesses to make transactions safer and easier.

OPay was the No. 1 finance app with a 7.3% market share in Africa and Middle East and also the No. 2 app across all categories in Nigeria, according to Frost & Sullivan, based on DAU as of June 30, 2026. Over the coming decades, we aspire to serve billions of users and millions of merchants worldwide, while generating both jobs and economic opportunity.

Our 7.3% market share is measured by DAU in Africa and the Middle East as of June 30, 2026. We believe this supports our leading market position in the app-based fintech sector because active user penetration is a relevant indicator of user reach, engagement and competitive scale for mobile application-based financial service providers.

Since launching in Nigeria, we have pioneered seamless digital payments to become the country’s leading digital financial platform. We have built an integrated suite of solutions to serve the financial needs of consumers and merchants.

In addition to Nigeria, we operate in Indonesia, Egypt and Pakistan. In Indonesia, our current business is focused on loan facilitation. In Egypt, we currently provide merchant acquiring services, supported by partnerships with local financial institutions and are exploring additional licenses to enable further growth in Egypt. In Pakistan, we offer merchant acquiring and consumer wallet services.

The following table sets forth the revenue attributable to the principal geographic markets for the periods indicated. While most of our revenues were generated from Nigeria, we experienced increases in each of our markets due to the growth of revenue from transaction-based services and loan businesses, which, in turn, was primarily linked to the increases in user bases and the overall transaction volume enabled on our OPay platform.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2024		2025		2025		2026
	Revenue (in US$ thousand)	% of Total Revenue	Revenue (in US$ thousand)	% of Total Revenue	Revenue (in US$ thousand)	% of Total Revenue	Revenue (in US$ thousand)	% of Total Revenue
					(unaudited)
Nigeria	156,434	76.0%	472,556	88.1%	173,203	87.7%	417,610	89.5%
Indonesia	40,133	19.5%	52,846	9.9%	19,315	9.8%	41,741	8.9%
Egypt	7,234	3.5%	8,840	1.6%	3,977	2.0%	5,291	1.1%
Others	1,930	1.0%	2,009	0.4%	982	0.5%	2,418	0.5%

Total	205,731	100.0%	536,251	100.0%	197,477	100.0%	467,060	100.0%

The following table sets forth the long-lived assets (i.e. property and equipment, operating lease right-of-use assets and intangible assets with finite lives) attributable to the principal geographic markets for the periods indicated. As indicated below, most of our long-lived assets were located in Nigeria. Between December 31, 2024 and December 31, 2025, our long-lived assets shifted from Indonesia to Nigeria. The decline in Indonesia’s long-lived assets balance in 2025 was attributable to the full amortization of intangible assets with finite lives, and the increase in Nigeria’s long-lived assets balance was due to capital expenditure to support business growth.

	As of December 31,				As of June 30,
	2024		2025		2026
	Amount (in US$ thousand)%		Amount (in US$ thousand)%		Amount (in US$ thousand)%
					(unaudited)
Nigeria	1,339	25.5%	3,440	57.4%	4,902	58.5%
Indonesia	2,620	49.8%	254	4.2%	127	1.5%
Egypt	16	0.3%	176	2.9%	1,448	17.3%
Others	1,286	24.4%	2,120	35.5%	1,899	22.7%

Total	5,261	100.0%	5,990	100.0%	8,376	100.0%

Where We Are From

The Challenge of Financial Infrastructure in Emerging Markets

Despite rapid economic expansion and growing population, many emerging markets continue to face challenges due to underdeveloped financial infrastructure. Traditional banking systems often fail to meet the needs of the broader population due to limited branch coverage and barriers such as geographical isolation, economic disparity. This gap leaves hundreds of millions of unbanked or underbanked consumers and businesses unable to access even basic financial services.

Africa serves as a key example of these challenges. According to Frost & Sullivan, the continent, which is home to more than a quarter of the global population, faces significant hurdles in financial infrastructure, including:

•	44% of adults do not have a bank account, compared with the global average of 21%;

•	five bank branches per 100,000 people in Africa compared to the global average of 12; and

•	10 to 15 times lower credit card penetration than in developed markets.

These figures underscore the persistent gap in financial access. The situation is further exacerbated by emerging markets realities, such as intermittent network connectivity, widespread use of legacy mobile devices, limited digital literacy, and high sensitivity to data costs. This reinforces the need for innovative, technology-driven solutions tailored to regional constraints.

The Digital Transformation and Growth in Emerging Markets

Many emerging markets worldwide have undergone a fundamental transformation in delivery and consumption of financial services. This transformation is driven by structural forces such as rapidly expanding youth population, rising urbanization, accelerating digitization of commerce, and continued advancement of technologies like AI. Africa is now the fastest-growing continent by population, with a median age of just 19.2. Mobile internet penetration is expected to reach 67.4% by 2030, according to Frost & Sullivan. This unlocks unprecedented opportunities for inclusive growth.

Notably, fintech players have emerged as powerful enablers of financial inclusion. In regions like China, India, Southeast Asia and Latin America, fintech platforms have transformed how people save, spend, and invest. These platforms democratized access to financial services and fueled broader economic growth. Their success stories highlight the potential of scalable, tech-driven platforms to leapfrog traditional banks.

OPay’s Unique Position in the Market

As digital transformation deepens and infrastructure layers mature across emerging economies, digital finance is evolving from a peripheral service into a foundational component of economic infrastructure. This shift is reshaping how billions of individuals manage their financial lives.

OPay is uniquely positioned to capture this opportunity. As a comprehensive fintech platform integrating payments, savings, credit and lifestyle solutions, OPay reimagines financial access through mobile-native, data-driven solutions designed to serve users across all socioeconomic segments. Our approach is rooted in practicality and accessibility.

•

Reliable in low-connectivity environments. OPay keeps core services running even when network signals drop, ensuring that essential financial tools remain within reach for anyone with a basic mobile phone.

•	Optimized for entry-level devices. Our lightweight, efficiency-focused design minimizes data consumption and guarantees smooth user experiences across a wide range of device types.

•	Intelligent and secure. Real-time risk analytics protect users and support responsible, data-driven credit decisions, even in markets where formal data sources are limited.

By meeting customers where they are, we turn challenges into opportunities, making universal digital finance locally accessible and closing the financial inclusion gap. We are expanding in emerging markets from payments into broader financial and lifestyle service offerings, seeking to build more comprehensive user ecosystems and support long-term value creation.

What We Provide

We offer a comprehensive suite of integrated fintech solutions through our digital platform, which serves as the backbone of our digital financial ecosystem for consumers, merchants and other partners.

Consumer Services

Our Consumer Services are designed to address the daily needs of individuals, offering everything from digital payments to savings through one integrated platform.

•	Consumer Wallet. Our consumer wallet forms the foundation of our consumer offering, enabling users to store value, transfer funds and manage balances through a single mobile-first experience.

•

Cashless Payments. We enable both wallet-based and card-based cashless payments in online and offline settings, including “Pay with OPay,” our integrated checkout experience available on participating merchant websites.

•	Services & Bill Payments. We simplify daily transactions by enabling users to manage their bill payments and access a variety of services directly through their OPay app.

•	OPay Marketplace (Mini-app Storefront). We provide in-app experiences through mini-app storefronts, where users can browse, initiate transactions, and complete payments directly in the OPay app.

•	Savings. Our savings products provide users with tools to grow their money and maintain control over their financial goals.

Merchant Services

We enable businesses to operate more efficiently through a comprehensive suite of Merchant Services.

•

Merchant Acquiring. We enable businesses to accept customer payments across multiple channels and payment methods, including through our mobile app and POS devices for in-person transactions, and through our mobile app or our “Pay with OPay” payment gateway solution for remote or online transactions. Our platform is designed for fast, reliable, and secure payment processing, allowing merchants to focus on growing their businesses.

•

Business Solutions. Beyond payment acceptance, we offer merchants a suite of tools to enhance customer engagement and optimize operations. From marketing and promotional support to business management features, we help businesses increase conversion rates and improve performance. Our API integrations increase efficiency by integrating with existing systems and allow partners to tap into our broad user base, expanding their market reach.

Credit Services

We offer a broad range of credit products designed for individuals as well as micro, small and medium-sized businesses. Using an algorithmic credit and risk management system, we customize loan terms based on proprietary data and platform history. Our fully digital onboarding and flexible product structures support financial inclusion for underserved populations and enable access to working capital for business expansion.

What We Have Achieved

Below are selected highlights of our achievements.

•

Market leadership and user reach. OPay was the No. 1 finance app with a 7.3% market share in Africa and Middle East and also the No. 2 app across all categories in Nigeria, according to Frost & Sullivan, based on DAU as of June 30, 2026.

•

Transaction scale and platform throughput. We processed 90.1 billion transactions, representing $558 billion GTV for the 12 months ending June 30, 2026. During the first half of 2026, our GTV grew 143% compared to the first half of 2025.

•

User base growth and engagement depth. We have the strongest engagement levels in the African fintech industry, according to Frost & Sullivan, with 54% of MAU also being Daily Active Users as of July 31, 2026. OPay had 50.1 million and 26.8 million MAU and DAU as that date. MAU has tripled from since reaching 16.6 million in the first quarter of 2024.

•

Credit business expansion. Our loan origination volume in Nigeria reached $1.56 billion during the 12 months ending June 30, 2026, with loan volume growing 204% during the first half of 2026 compared to the first half of 2025. We had 6.7 million total quarterly unique borrowers in Nigeria in the second quarter of 2026, which is more than 7 times the number of borrowers we had in the first quarter of 2024.

•

Industry recognition and regulatory acknowledgment. We received multiple industry recognitions, including “Most Innovative Fintech of the Year” from Vanguard News in 2025 and “Fintech Company of the Year 2024” from Leadership Newspapers. In 2024, the CBN awarded us the “IFIC Award for Financial Inclusion Innovation,” recognizing our contribution to expanding digital financial access across underserved segments.

OUR COMPETITIVE STRENGTHS

Technology Built to Empower People

We create digital tools designed to empower people across emerging markets. Our proprietary technology is purpose-built to solve the challenges our customers face in these markets, including intermittent connectivity, transaction failures, limited bandwidth, and evolving regulatory demands.

Our app is engineered to perform reliably across a wide range of Android devices commonly used in our markets, including entry-level smartphones, and our core user journeys are designed to complete reliably under unstable network conditions. Over 99% of transactions initiated on OPay app were completed successfully on the first attempt in the first half of 2026, which was well above the industry average success rate, according to Frost & Sullivan. The end-to-end transaction time for majority of the transactions was approximately 1.0 second. Our platform architecture scales reliably to handle spikes in user onboarding and transaction volumes. For example, during the first quarter of 2023, amid changes in cash availability in Nigeria, our MAU doubled with no impact on our transaction success rate.

We also apply AI and data analytics across our platform to support credit decisioning, strengthen fraud prevention, and improve customer engagement.

Leading App-based Fintech in Africa

OPay was the No. 1 finance app with an 7.3% market share in Africa and Middle East based on DAU as of June 30, 2026, according to Frost & Sullivan. We believe our position as the No. 1 finance app in Africa and Middle East, according to Frost & Sullivan, demonstrates our market leadership as an app-based fintech company in Africa. We achieved this by delivering services that are relevant to users’ daily lives, built on scalable and reliable technology infrastructure.

We believe app-based fintech platforms represent a structural shift in how financial services are delivered in emerging markets. Relative to legacy USSD-based systems, an app-based model enables richer product functionality, faster iteration, and a more personalized experience across consumers and merchants. This approach supports a broader range of financial use cases and positions us to scale with continued growth in smartphone adoption and digital commerce across Africa and other emerging regions.

Self-reinforcing Ecosystem

We have built an ecosystem that connects consumers and merchants through a single platform, creating a self-reinforcing cycle of engagement and adoption. Our consumer base grows organically, by word-of-mouth and by our omnichannel approach, combining a digital-first platform with offline distribution. As our consumer base grows, we become more valuable to merchants seeking reliable acceptance and higher conversion, and as merchant acceptance expands, we increase the everyday utility of OPay for consumers. This flywheel supports sustained growth across payments and adjacent services. As a testament, the DAUs of OPay app increased from 15.1 million in 2024 to 25.8 million in the second quarter of 2026.

Starting from payments, we have expanded into a broader set of financial and lifestyle use cases designed to deepen user engagement. Our algorithms and operational playbooks help guide users toward additional services, increasing usage frequency and strengthening retention. We believe this integrated ecosystem is difficult to replicate because it is built on established user habits, merchant acceptance density, and continuous product expansion inside one platform.

Trust at Scale

Trust is foundational to digital finance, particularly in environments with elevated fraud and scam risk. We embed risk controls and security directly into our platform and transaction workflows, combining preventative controls, real-time monitoring, and rapid intervention to protect users and merchants. This approach supports safer financial behavior and reinforces confidence in using OPay for everyday transactions.

We measure trust through outcomes. In 2025, fraud losses represented less than 0.0001% of transactions on our platform compared with reported fraud loss rate in Nigeria at 0.002% in 2025, according to Frost & Sullivan. We continue to invest in advanced risk controls and operational processes designed to detect suspicious activity, mitigate emerging threats and protect users and merchants while maintaining a seamless experience.

Data Advantage

Our platform aggregates fragmented financial and behavioral signals across consumer and merchant interactions, creating proprietary datasets that strengthen product performance and operational decision-making. As an example of the depth of our proprietary data signals, our MAU transacted 209 times per month, on average during the first half of 2026.

We apply AI and big data analytics across the user lifecycle, including identity management, risk control, customer engagement, and customer service, enabling us to continuously refine user experience and improve efficiency at scale.

These capabilities also strengthen our credit and risk systems. For credit products, we leverage a data-driven risk-control framework using user information, official credit records where available, and device and behavioral signals to support automated decisioning and pricing. As transaction volume grows, the resulting feedback loop improves model accuracy and personalization, reinforcing the performance of our ecosystem over time.

Experienced Team Built to Execute

We are a customer-first organization focused on solving everyday financial problems with simple, reliable solutions. Our management team combines global expertise in internet platforms, financial services, and emerging market operations. We execute with discipline, prioritizing product reliability, risk management, and localized go-to-market strategies. We believe this combination of global capability and local operating experience is critical to sustaining growth across multiple geographies.

Our technology organization is supported by a deep bench of engineering and risk talent, with team members drawn from leading technology and fintech platforms. We have maintained a long-term commitment to building innovative and secure digital finance solutions for underserved populations. We believe our ability to attract and retain high-caliber talent, alongside strong operating discipline, positions us to execute consistently as we expand.

OUR GROWTH STRATEGIES

We intend to continue building on our position in Nigeria and to replicate our operating model in additional emerging markets over time. Our strategy is focused on expanding usage across consumers and merchants, broadening our product offering, and investing in the capabilities required to scale reliably and profitably. These strategies are supported by our intended use of proceeds, including investments in technology, distribution, new solutions and market expansion, and potential acquisitions or strategic investments.

Build on Our Scalable Technology Foundation

We intend to continue investing in technology infrastructure, data and analytics, and operational capabilities that support platform reliability, security and scalability. Our platform is designed for emerging markets, where connectivity and payment infrastructure can be more variable, and we plan to continue improving resiliency and throughput as we scale. We also plan to enhance risk management, compliance and governance to support disciplined growth. Our investments may include the strategic use of artificial intelligence and automation to strengthen fraud prevention and underwriting, improve operational efficiency and enhance customer experience.

Deepen Penetration in Our Core Market

We intend to deepen penetration in Nigeria by expanding adoption across both higher-value and mass-market segments and increasing daily engagement. We believe there is significant opportunity to grow usage through additional use cases, improved customer experience and continued focus on reliability and trust.

Expand Strategically in New Markets with Discipline

We intend to expand into new markets where we see clear unmet need and a path to build the full OPay model. We may enter with a focused solution to a local pain point and then broaden over time. Our Nigeria playbook of serving consumers and merchants across payments, digital banking and credit is what we will look to replicate. We will prioritize markets where we can obtain an appropriate banking license or operate through appropriately licensed partners and scale our high-reliability fintech platform.

We are currently evaluating opportunities in markets across Africa and believe the Standard Bank Collaboration, if implemented, could strengthen this approach by bringing complementary products, local market knowledge, regulatory expertise and banking infrastructure across its African footprint, helping us enter and scale more efficiently.

Broaden Our Product Offering and Increase Engagement

We plan to expand the breadth of products and services available through OPay platform to address more of the financial needs of consumers and merchants. This includes expanding payment use cases, growing our consumer and merchant credit offerings and introducing additional savings, investment and insurance products through partners. The Standard Bank Collaboration could, if implemented, support this strategy by bringing complementary banking and financial products to OPay and creating opportunities to build new products together. We believe these capabilities can increase transaction frequency, improve engagement and retention and support sustainable growth across our ecosystem.

Strengthen Our Merchant Ecosystem and Distribution Network

We intend to grow our merchant ecosystem and strengthen distribution to improve acceptance density and expand the range of merchants that can serve our users. Our strategy includes expanding merchant acquiring coverage, improving merchant tools and capabilities, and strengthening the channels that drive merchant and consumer adoption. We also intend to deepen partnerships with banks, telcos, billers and other service providers to accelerate distribution and product expansion.

Develop Our In-App Marketplace

We intend to expand the mini-app storefronts in our OPay Marketplace and build other everyday services integrations within the OPay app. We believe these offerings can increase engagement and create incremental monetization opportunities including payment processing, performance-based and revenue-sharing partnerships with participating merchants and service providers. We also plan to improve service discovery over time through enhanced personalization and targeted recommendations.

Pursue Selective Partnerships, Acquisitions and Investments

We may pursue selective partnerships, acquisitions or strategic investments to accelerate product development, enhance capabilities or support market expansion. The Standard Bank Collaboration reflects this approach. We intend to evaluate such opportunities with a focus on strategic fit, disciplined underwriting and long-term value creation.

OPAY: BUILT FOR EMERGING MARKETS

OPay is a digital financial platform that provides payments and money management infrastructure to address the challenges of the emerging markets where we operate. We use technology to enable financial inclusion, connecting consumers and businesses to make commerce safer and easier. We provide an integrated suite of solutions across Consumer Services, Merchant Services and Credit Services. Together, these solutions form a digital-banking platform for our 50.1 million MAUs as of July 31, 2026.

Consumer Services

Since inception, improving everyday financial life for consumers in emerging markets has been central to our mission. We operate in cash-heavy markets where daily activities such as buying groceries, paying bills and transferring money are hindered by friction, delays and limited visibility. Our Consumer Services are designed to make these activities simpler and more reliable by providing a mobile-first experience that enables users to store value, move money, make payments across online and offline channels and access saving tools, all supported by our technology infrastructure.

Our Consumer Services are differentiated by our advanced technology, breadth of products and use cases, and focus on financial inclusion, according to Frost & Sullivan. Our technology infrastructure is designed to deliver high transaction success rates and system reliability. In addition, our integration of services in a single app reduces friction for users. Our extensive bill payment and lifestyle integrations drive daily engagement. Finally, our ability to serve underserved populations through simple onboarding and lowering barriers to access supports our growth among mass-market consumers. In 2025, we were one of the largest digital payments platforms in Nigeria, according to Frost & Sullivan.

We have built a highly engaged user base, as demonstrated by the penetration of users engaging with multiple use cases. For our Nigeria wallet business, in June 2026, approximately 67% of monthly MAUs used more than five use cases, and approximately 57% used more than six use cases. We also observed strong retention among highly engaged users. For our Nigeria wallet business, in June 2026, the retention rate for users who used more than five use cases and six use cases was both approximately 99%.

Strengths that underpin our Consumer Services:

•

Comprehensive coverage and user experience. OPay provides a one-stop access point for both commerce and lifestyle payments. Through low operational costs, extensive integrations and promotional offers, we aim to deliver a seamless user experience that strengthens engagement within our platform.

•	Mutually beneficial partnerships. We provide partners with access to our user base and payment infrastructure, while their participation adds new use cases and enhances user engagement.

•

Resilient infrastructure. Multiple technical connections with key partners help support uninterrupted service. When one channel experiences disruption, our system automatically reroutes transactions through alternative paths to maintain uninterrupted services, stability and transaction success rates.

Consumer Wallet

Our consumer wallet forms the foundation of our consumer offering, enabling users to store value, transfer funds and manage balances through a single mobile-first experience. Users can access core wallet functions such as depositing, withdrawing and transferring funds within the OPay app, enabling them to manage money and daily transactions in one place. Peer-to-peer transfers are a core feature of the OPay app and support a wide range of use cases, including family support, shared expenses and informal commerce.

9:41
Hi, Blessing
Available Balance
History
₦120,450.00
+ Add Money
To OPay
To Bank
Withdraw
Airtime
Data
Betting
Electricity
OWealth
Loan
Play4aChild
More
Welcome Back Bonus!
₦1,200
View All
First Loan Bonus
₦200
Buy Airtime and get ₦200 Cash back
Go
First Data Bonus
₦100
Buy Airtime and get ₦100 Cash back
Go
Buy airtime,Get 3% cashback
Daily Cashback,on your first 2 Airtime top-ups
Go
Home
Rewards
Finance
Card
Me
Finance
Savings
Loan
Total Balance
Interest Credited Today
Estimate interest
/month, Beats
of others
View Assets Breakdown
OWealth
Targets
Hot
SafeBox
Fixed
Spend & S...
Millionaire saving chanllenge
Under ₦3000 daily, ₦1M in 2026
START SAVING NOW
Find a Target
Join 9M+ members saving together.
Join Now
SafeBox
Flexible savings with up to 15% p.a.
Fixed
Big Friday | 25% p.a is live!
Home
Rewards
Finance
Cards
Me
9:41
Buy Airtime
Airtime
Data
Enter phone number
0802 123 4567
Airtime Amount
Smart Pick
₦100
₦105.00
₦200
₦210.00
₦500
₦525.00
₦1,000
₦1,050.00
₦2,000
₦2,100.00
Other Amount
Payment Method
Account Balance
₦120,450.00
Total
₦0.00
Pay Now
Recent
Tolu
0803 123 4567
Amaka
0806 123 4567
Kola
0809 123 4567

Cashless Payments

We enable users to make cashless payments through multiple channels, including wallet-based payments and card-based payments, with transaction confirmation and activity records available through the OPay app.

•

Cashless payments at offline point-of-sale. Our cashless offline payment service enables users to pay merchants directly from their OPay wallet in offline, in-person scenarios without using physical cards or cash. In a typical transaction, users initiate payments by entering a merchant identifier or scanning a QR code. Merchants receive confirmation through our platform. This approach is designed to support faster confirmation, improved transaction visibility and reduced reliance on cash for everyday offline commerce. Our platform also supports SMS and USSD payments for users with feature phones.

In many emerging markets, cash has long dominated everyday transactions, yet limited ATM networks, high cash-out fees and low banking accessibility can make cash usage increasingly inconvenient, particularly for low-income and rural populations. Our cashless offline payment capability is designed to address these challenges by providing a simple and secure digital alternative that enables users to open an account and make payments through the OPay app.

Our system uses robust backend architecture and multiple confirmation channels to support fast, reliable and transparent transactions, outperforming traditional banks on these metrics. This infrastructure allows merchants to receive payment confirmations in real time, while users benefit from immediate settlement and full transaction visibility.

•

Wallet-based online payments. Users can also make wallet-based payments to merchants in remote scenarios, including cases where product discovery and ordering occur through messaging or social platforms and payment is completed through the OPay app using a merchant identifier or payment reference. This capability supports wallet-based merchant payments without requiring an integrated checkout experience. We also enable online payments on external platforms through our branded “Pay with OPay” checkout solution. See “— Our Business — What We Provide — Merchant Services — Merchant Acquiring” below for more details.

•

OPay Debit Card. We issued a total of 38.7 million OPay Debit Cards as of June 30, 2026. Our OPay Debit Card extends our reach, offering users a way to make purchases and withdraw cash both online and offline. The card is directly linked to users’ OPay accounts and is accepted at POS terminals, ATMs and by online merchants. We aim to provide a card experience that is superior to traditional banks by offering instant issuance, card management functionality (such as quick password reset), high transaction success rates and enhanced security. Cardholders can manage the card lifecycle digitally from activation to limit adjustments, dispute resolution and renewal or replacement, all through the OPay app. To further enhance security, users can control merchant subscriptions and lock or unlock cards through in-app controls.

Services and Bill Payments

Beyond transfers, OPay simplifies everyday payments, allowing users to manage a variety of transactions, from utilities to entertainment, all in one app.

Users can pay for airtime and data top-ups, utilities such as electricity and solar energy, television subscriptions, transportation and tolls, school tuition and exam fees, government and tax payments, entertainment, travel and charitable donations, all through the OPay app. These services are designed to provide fast confirmation, transaction visibility and a consistent user experience across high-frequency categories.

OPay Marketplace (Mini-app Storefronts)

We provide in-app merchant experiences through mini-app storefronts and related integrations that allow users to access selected merchants and services within the OPay app. We generate revenues from OPay Marketplace (Mini-app Storefronts) from performance-based marketing services provided to merchants and others. Users can browse and initiate transactions within these mini-app experiences and complete payments seamlessly through their OPay account, with transaction confirmation and history available through the app. We use these experiences to expand consumer use cases within our ecosystem, increase engagement and transaction frequency, and to support participating merchants’ digital distribution to OPay users.

Savings

Our savings products help consumers and merchants save and grow their money within the OPay platform. We offer simple, transparent and high-liquidity savings products designed to meet varying liquidity needs and return profiles.

Our savings products include (i) OWealth, which provides instant subscription and redemption, (ii) SafeBox, which provides a quarterly free redemption window with early-withdrawal support, (iii) Fixed Deposits, with flexible tenors and other customizable features, (iv) Targets and (v) Spend & Save, both our goal-based and automated sweep-savings tools, with daily interest accrual and on-demand liquidity.

Our savings products are offered through our CBN-licensed subsidiary engaged in deposit-taking operations. We directly accept customer deposits and offer a range of savings products through the OPay platform. These products differ in terms of tenor, liquidity and return profile. The customer funds corresponding to these savings products are held by our subsidiary itself, rather than by third-party partner banks or other financial institutions. As the deposit-taking institution, we assume the obligation to repay depositors the relevant principal amounts together with the applicable interest or other returns offered under the terms of the relevant products. The referenced interest yields are obligations of our subsidary to depositors and are determined based on the terms of the relevant products, including factors such as product type, tenor, liquidity features and withdrawal conditions.

As of the date of this prospectus, all of our saving products are interest-bearing in Nigeria and insured by Nigeria Deposit Insurance Corporation. We did not have any noninterest-bearing savings products as of such date.

Product	Maturity / Term	Balance as of June 30, 2026 (USD’000)
OWealth Spend & Save; SafeBox	No fixed term	847,311
Fixed; Targets	Fixed term (7-1,000 days)	131,624

Total		978,935

We serve as the deposit-taking institution, hold the corresponding customer funds on our balance sheet, and assume the contractual obligations to customers with respect to repayment of principal and payment of stated returns. The proceeds of these deposits are managed in accordance with applicable laws and regulations and may be deployed into permitted assets and investment products, including treasury bills, AMC-managed products, and similar instruments, subject to applicable regulatory requirements and our internal risk management framework.

We offer competitive interest yields across all of our products, which are designed to convert high-frequency payment users into long-term savers, deepen engagement, and support a stable funding base that fuels our Credit Services. Stable savings behavior enhances user creditworthiness within our platform, allowing access to Credit Services when needed.

As of June 30, 2026, more than 42 million OPay users had subscribed to our savings products, with average balances of US$23. Our users range from young professionals sweeping idle balances into savings, to merchants depositing daily proceeds to manage cash flow more efficiently.

Merchant Services

We empower merchants of all sizes, from micro and small businesses to established retailers and large customers, to accept payments, manage operations and access financial tools through an integrated platform.

In the markets where we operate, merchants often face a distinct set of constraints, including a high reliance on cash, fragmented payment behaviors, limited or uneven access to traditional acquiring infrastructure, operational friction in reconciliation and settlement, and few working-capital solutions for daily cash flows. These conditions can be particularly challenging for merchants with multiple outlets, high transaction volumes or distributed workforces and suppliers, where operational controls, reliability and transparency are critical.

Against this backdrop, our Merchant Services are designed to support (i) large and sophisticated merchants that require reliability, reporting, integration and enterprise-grade controls, (ii) mid-market merchants seeking to digitize acceptance and improve operational efficiency, and (iii) long-tail merchants that prioritize simple, low-friction tools for receiving payments and accessing funds quickly. Through the OPay app, POS terminals, QR or payment-code based acceptance solutions, and our merchant portal, merchants can receive payments, monitor performance in real time and use digital tools to manage liquidity and growth.

Our key account merchant base includes large merchants such as telecommunications operators, quick-service restaurant chains, retail and consumer brands, and large groups in certain markets. We also support branded in-app merchant experiences and storefronts within our ecosystem, subject to availability, regulatory requirements and commercial terms.

According to Frost & Sullivan, our merchant platform is differentiated by several competitive advantages.

•

Our large and growing consumer user base of our OPay app, with over 47 million MAUs in the second quarter of 2026, provides merchants with direct access to our consumers, reducing their reliance on fragmented card networks or multiple payment providers.

•

Our integrated technology stack enables us to offer reliability, transaction speed and uptime, which are particularly valued by high-volume merchants where system availability directly impacts revenue.

•

Our settlement flexibility and real-time reporting capabilities address a critical merchant pain point in markets where delayed settlements and opaque reconciliation are common, giving merchants faster access to working capital and greater operational control.

By combining payments, merchant operations tools and access to financial solutions in one platform, we provide a more comprehensive offering beyond standalone payment processing.

Merchant Acquiring

Our merchant acquiring solutions include online payment acceptance and offline payment acceptance, both of which are designed to facilitate payment acceptance for local merchants.

•

Online payment acceptance. Our online acquiring service enables merchants to accept digital payments from OPay users through the “Pay with OPay” checkout integration. Supported by our user base and product experience, “Pay with OPay” is designed to provide a streamlined checkout flow and transaction visibility for merchants, which may support conversion and improve customer experience. The service can be integrated into merchant online checkout and transaction management workflows, with reporting and reconciliation available through our merchant portal. Specifically, when a user selects “Pay with OPay” at checkout, the payment is usually authenticated through the OPay app and completed within seconds through a secure, closed-loop process designed to protect sensitive user data. This integration reduces the need to switch between apps and is designed to support transaction completion and a streamlined checkout experience compared to traditional card or transfer methods. According to Frost & Sullivan, “Pay with OPay” has become one of the dominant online payment methods in Nigeria, supported by virtually all major local and international merchants, including global e-commerce platforms, airlines, betting sites and online retailers.

•

Offline payment acceptance. We help offline merchants, from micro businesses to established retailers, go digital through a range of acceptance solutions tailored to different operating environments and merchant sophistication.

For merchants that prioritize simplicity and speed, including smaller merchants with limited infrastructure, we offer app-based acceptance and cardless payment solutions that support payment confirmation and automated recordkeeping, reducing manual reconciliation and improving visibility. We are also rolling out QR- and payment-code-based acceptance for merchants that prefer low-cost hardware deployment while maintaining consistent confirmation and transaction tracking.

For merchants that require a more traditional point-of-sale experience and higher throughput, we provide POS terminals, and a processing capability designed to deliver reliable authorization and settlement, together with reporting and operational controls. POS-based acceptance also supports merchants that operate multiple outlets and require greater standardization, staff oversight and transaction management. In 2025 and June 2026, approximately 0.4 million and 0.8 million POS terminals we deployed were actively in use, respectively.

Business Solutions

While payment acceptance addresses merchants’ immediate transaction needs, we recognize that digitization creates opportunities to solve broader operational challenges. Beyond processing payments, we equip merchants with a suite of business solutions designed to improve visibility, operational efficiency and financial management. These solutions are delivered through the OPay app and our merchant portal and are intended to serve merchants across the lifecycle, from onboarding and daily operations to growth and multi-outlet management.

•

Operational visibility, controls and workflow management. Merchants can monitor transaction activity in real time, access automated settlement and reconciliation reports, and manage workflows across multiple outlets. For larger merchants and organized retail, these tools support operational control through standardized reporting, configurable access and workflow processes and centralized visibility across locations. For smaller merchants, the same tools aim to reduce the administrative burden associated with cash management and manual record-keeping.

•

Business digitization tools. To support day-to-day operations, we provide lightweight management features that help merchants improve accuracy and reduce friction, including customer engagement and loyalty tools, integration with point-of-sale till workflows, supplier and staff-management modules. These tools are designed to reduce common sources of operational error, improve traceability and support more consistent day-to-day execution. Our platform also incorporates transaction-level anti-fraud and security capabilities, including behavioral monitoring and anomaly detection, to protect merchants from unauthorized activity and reduce exposure to payment fraud.

•

Integration and APIs. For merchants with more complex requirements, including large customers, we offer integration capabilities designed to connect our payment acceptance and reporting tools into merchant operational workflows. These capabilities may include API-based integrations and configuration tools that enable merchants to integrate payment acceptance into enterprise systems (including ERP and back-office finance systems) and into front-end point-of-sale environments (including cash registers and checkout systems) to reduce manual entry and reconciliation errors, improve transaction-level traceability and support automated reporting.

•

Merchant financial tools. Through our integrated financial solutions, merchants may earn returns on idle balances through our savings products. Additionally, select merchants may access tailored credit products through our Credit Services, supported by proprietary data and risk models that incorporate transaction history and business performance. These financial tools are designed to be complementary to acceptance and reporting capabilities, leveraging transaction history and behavior data to support decisioning, monitoring and servicing.

•

Distribution, onboarding and support. We acquire and support merchants through a combination of digital onboarding and an on-the-ground merchant organization. Our field teams support merchant acquisition, onboarding, training and ongoing servicing, including periodic merchant touchpoints intended to improve adoption, reduce downtime and support merchant success. In addition, we use data analytics to identify usage patterns that may indicate business activity and to proactively offer Merchant Services to eligible users, subject to applicable data, privacy and regulatory requirements.

By combining payment acceptance, analytics and reporting, operational tools and merchant financial solutions in a single platform, we aim to help merchants reduce reliance on manual processes and legacy infrastructure, improve efficiency and operate with greater transparency as payments digitize across our markets.

Funds Flow and Settlement

Our settlement framework is designed to support fund safety, transparency and operational flexibility for merchants of different sizes and business models. Transaction funds are pooled and processed through regulated custodial accounts in accordance with applicable requirements, and settlement options are designed to align with merchant operating needs and risk controls. Merchants may choose from a range of settlement cycles, depending on factors such as transaction profiles, business preferences and operational requirements.

Across merchant types, we provide real-time reporting and automated reconciliation tools accessible through both the OPay app and our web-based merchant portal, enabling merchants to monitor transaction activity, reconcile settlement flows and manage exceptions with greater confidence and transparency. Settlement mechanics vary by merchant segment. For SME merchants, funds are typically settled to OPay wallet balances and become available for payments, transfers or withdrawals within the OPay app, while for key account merchants, settlements are typically made in batches to designated corporate bank accounts, supported by comprehensive transaction and payout statements accessible through our merchant dashboard. We also provide dispute management and transaction-support tools to assist merchants in resolving payment exceptions efficiently.

How We Generate Revenues from Consumer Services and Merchant Services

Revenue generated from our Consumer Services and Merchant Services business lines primarily consisted of transaction-based revenue, including payment-related fees and commissions generated from digital wallet services, online and offline cashless payments, card-related services, bill payment services and merchant acquiring services. Such transaction-based revenue amounted to US$79.2 million, or 38.5% of our total revenue in 2024, US$167.3 million, or 31.2% of our total revenue in 2025 and US$130.6 million, or 27.9% of our total revenue for the six months ended June 30, 2026.

To a lesser extent, we generated revenues from (i) savings products under Consumer Services, which is included in interest income from short-term investments and amounted to US$9.2 million or 4.5%, US$47.3 million or 8.8% and US$50.6 million or 10.8%, of our total revenues in 2024, 2025 and for the six months ended June 30, 2026, and (ii) sales of POS and related services under Merchant Services, which is reported as a portion of other revenue. Other revenue in total amounted to US$6.6 million or 3.2% of our total revenue in 2024, US$10.9 million, or 2% of our total revenue in 2025 and US$8.2 million, or 1.8% of our total revenue for the six months ended June 30, 2026.

Credit Services

We extend responsible, data-driven credit to individuals and small businesses, helping them manage liquidity, expand operations, and participate more fully in the digital economy. We operate Credit Services primarily in Nigeria and Indonesia, offering three complementary categories of products, personal loans and BNPL. Together, they provide users with flexible, data-driven access to liquidity for both personal and commercial needs.

Personal Loans

Our personal loans are offered through two complementary models, self-operated and loan-facilitation. We primarily serve individual consumers and micro and small enterprises in Nigeria and Indonesia.

•

Self-operated model in Nigeria. Lending is conducted through our licensed microfinance banking subsidiary, where loans are originated and held on balance sheet, with corresponding credit risk, income, and provisioning recognized in our consolidated financial statements. Under the self-operated model, loans are typically issued for an average tenor of around 100 days, repaid in equal principal-and-fee installments. The relevant daily interest rates are determined based on borrower profile and risk segment. Our proprietary credit models are used to support key credit decisions across the loan lifecycle, including borrower eligibility screening, credit underwriting, risk-based pricing and post-disbursement monitoring. In addition to OPay app, borrowers can also access our loans through OKash app and EaseMoni app.

Under the self-operated model, approved loans are disbursed directly to borrowers’ OPay wallets or linked bank accounts, with repayments made through the same channels into regulated accounts. In this process, our automated decision systems generate approval recommendations, proposed credit limits and fee levels based on borrower risk profiles, and these outputs are embedded into our underwriting workflow and portfolio monitoring processes.

Our effective cross-selling strategy has contributed to strong growth in penetration of Nigeria credit services among wallet users, with borrowers as percentage of wallet MAU increased from 1.7% in January 2024 to 6.8% in June 2026. We believe there remains substantial potential for further growth in the penetration.

The key terms of our credit products vary by product type, but our loans generally carry fixed interest rates or fixed fee-based pricing, rather than variable interest rates. Under our self-operated consumer loan products, personal loans are typically repaid in monthly installments, although certain borrowers may also be offered shorter-tenor products, such as 7-day or 15-day loans. Our merchant loans products are generally structured with 15-day installment periods, with flexibility for weekly, biweekly or monthly repayment schedules depending on the borrower profile and product terms. Our BNPL products are invoice-based and are generally required to be repaid within seven days upon billings. Repayment mechanics also vary by product. By default, repayments for our consumer credit loan products are not automatically deducted from a borrower’s OPay wallet, and automatic repayment occurs only if the borrower has activated the OPay automatic repayment function or has linked a bank card or other repayment account, in which case the relevant amounts may be automatically deducted from the borrower’s OPay wallet or linked bank account. In contrast, repayments for our merchant loans and BNPL products are generally automatically deducted from the user’s OPay wallet account when the relevant payment becomes due.

We have five risk tiers for borrowers of Nigeria credit services based on our internal risk evaluation criteria, with E being the highest risk tier and A being the lowest.

Our annual average NPL ratio was 4.8% in 2024, 4.6% in 2025. As of June 30, 2026, our NPL ratio was 4.3%. We observed an increase in NPL ratio in the last quarter of 2025 and first quarter of 2026, which primarily reflected a deliberate and temporary expansion of our risk appetite to increase loan size and tenor to certain borrowers as part of our overall strategy to drive loan volume growth across our portfolio. This short-term increase was anticipated and remained within our established overall risk appetite and management expectations. During the first half of 2026, there were two main contributors to the reduction of NPL ratio: tightened our risk appetite in consumer loans, a mix shift towards more merchant loans which have a lower risk profile. We plan to adjust risk levels over time to optimize business objectives; for example, in the past we have increased risk appetite during the Q4 holiday season, while keeping the overall NPL level within our established target range. We also expect movement in overall NPL ratio as our recently launched merchant loan product matures.

•

Loan-facilitation model in Indonesia. RupiahCepat, our local app, is the customer-facing platform for our Indonesia loan facilitation, which is carried out by our local operating company, KUFI. We acquire and onboard borrowers digitally and support the lending workflow end-to-end, including borrower acquisition, application processing, preliminary credit eligibility checks, data-driven credit analytics, and loan management and collections support. Our borrower acquisition channels include telco partnerships and major digital platforms. We incorporate data available through these channels as well as other data sources, into our screening and preliminary risk assessment. In this model, our systems are used to generate preliminary borrower screening results, risk segmentation, fraud flags and indicative pricing or limit parameters for review by the lenders, but the lenders make all final credit decisions pursuant to their own policies and regulatory requirements.

KUFI is licensed to engage in Technology-Based Joint Funding Services (the “LPBBTI”) under Indonesian regulations, including POJK 40/2024. See “Regulation – Indonesia Regulations” for further details on POJK 40/2024 and other applicable Indonesian regulatory requirements. Our model involves three parties: (i) licensed Indonesian banks (and other eligible licensed financial institutions) acting as lenders (the “Lenders”), (ii) KUFI, acting as the intermediary or “channeling manager”, and (iii) eligible individual borrowers. We enter into channeling cooperation agreements with our Lenders. The Lenders provide the funding, make all final credit decisions under their own credit policies and regulatory requirements, and retain full discretion over credit approval and disbursement. After approval, KUFI, acting on the Lenders’ behalf, enters into the individual loan agreements with borrowers that set out key terms such as interest rates and tenors. In practice, our funding partners include a group of banks that provide the lending capital, while we provide the technology and operational layer that sources customers and supports the origination and servicing process. As part of this risk-mitigation framework, we administer credit insurance arrangements provide by licensed credit insurance companies regulated by OJK, where the Lenders are the insured parties and beneficiaries.

Premiums are charged to borrowers, collected and remitted by KUFI (via an escrow account) to insurers, and do not constitute KUFI revenue. Claims are paid by insurers directly to the insured Lenders if accepted, in accordance with the terms and conditions of the relevant insurance policy.

Under the LPBBTI structure, credit risk rests with the Lenders and borrowers. KUFI does not bear credit risk on the facilitated loans, has no obligation to repay loan principal, interest, or insurance premiums, and is prohibited from providing guarantees for Lender or borrower obligations. KUFI’s role is performed under a power of attorney from the Lenders and within the scope of regulatory mandate as a licensed LPBBTI company and is limited to functions such as matching, risk analysis, user verification, document checks, and implementing risk mitigation measures such as credit insurance and repayment collection; however, we may still be held liable on a fault-based basis if losses arise due to improper verification, negligent or grossly negligent assessments, or violations of agreed control procedures, in which case KUFI’s liability is still limited to breach of contract and does not extend to repaying the loan or providing any guarantee.

Loans facilitated through our Indonesia loan facilitation model generally have fixed interest rates, rather than variable interest rates. The tenor of such facilitated loans varies depending on the product and borrower profile, but they are generally short-term in nature, with repayment schedules and other key terms set out in the individual loan agreements entered into between the Lenders and the borrowers following approval. Such loan agreements typically specify, among other things, the applicable interest rate, tenor, repayment schedule and other borrower obligations. While KUFI supports the origination and servicing process, all final lending decisions and the determination of key lending terms remain with the Lenders in accordance with their own credit policies and applicable regulatory requirements.

Our revenue from this business is recorded as loan facilitation service fees, calculated based on amounts billed to borrowers (inclusive of loan interest, insurance premiums, and service fees), net of interest due to funding partners and premiums paid to insurance companies on the funding partners’ behalf.

BNPL

Our BNPL product in Nigeria allows active users to access short-term credit for everyday purchases and bill payments directly within the OPay wallet. Consumers can make payments using a pre-approved credit line with a two-week billing cycle and a one-week repayment window. The product is currently interest-free, charging only a small service fee, and is designed to help users manage daily cash flow responsibly.

BNPL was newly launched in September 2025. For the period ended June 30, 2026, the transaction amount of BNPL was US$5.0 million, across 13.4 million transactions. As the product was launched only recently, it did not have a material impact on our business or results of operations for the periods presented.

Merchant Loans

Beyond consumer loans, we extend credit to small and micro businesses in Nigeria using transaction data to pre-screen merchants with steady cash flows. Qualified merchants are targeted for personalized onboarding and on-site due diligence. By combining internal transaction records, external banking data, and industry insights, our models enable precise risk assessment and competitive pricing. Merchant loans typically feature higher limits, lower rates, and longer tenors aligned with business cashflow cycles. Our systems are used to rank and segment merchant applicants, estimate repayment capacity, propose credit limits and pricing, and monitor portfolio performance after disbursement based on evolving transaction behavior and repayment patterns.

For the period ended June 30, 2026, the aggregate loan disbursement amount of Merchant Loans was US$99.0 million, across 20 thousand transactions, and revenue generated from this product was US$8.8 million. As a recently launched product, Merchant Loans contributed only a limited portion of our overall revenue for the periods presented, but we believe these metrics are useful to illustrate its early operating scale and commercialization progress.

Technology-Enabled Risk Management

Our credit business is built on a technology-driven risk management framework that integrates biometric verification, machine-learning credit modeling, and AI-based servicing tools to ensure scale, efficiency, and responsibility across the lending lifecycle. This framework is reinforced through integrated collaboration with our Consumer Services and Merchant Services, which contribute transaction history, account balances, cash flow visibility, and behavioral insights that strengthen user profiling and operational resilience.

By embedding these data points into our risk management framework, we strengthen the synergistic ecosystem that enables more accurate risk assessment, proactive fraud detection, and dynamic credit solutions. Our models are designed to continuously update risk assessments based on repayment history, wallet activity, transaction frequency, changes in user behavior and other performance indicators, which may result in dynamic adjustments to credit limits, product availability, pricing or collections treatment over time.

•

Borrower onboarding. Through OPay app, borrowers complete a fully digital process that includes registration, identity verification, and bank account linking. Our proprietary decision engine evaluates risk and pricing using multiple data sources, such as official credit data, device and behavioral signals, and transaction records from the OPay platform, allowing us to make automated, real-time credit decisions with high accuracy. We maintain a consistently strict approach to collect information for borrower onboarding. For instance, we generally processed KYC procedures for borrower data across 10 different categories for our self-operated loans in Nigeria. The outputs of this decision engine include borrower eligibility, fraud-risk alerts, initial credit scores, recommended loan limits and proposed pricing bands, which are incorporated into our underwriting workflow.

•

Pre-loan controls. We apply multi-layer identity verification and anti-fraud screening to protect user authenticity and prevent organized fraud. Biometric and facial recognition checks are cross-verified with official databases, reducing manual review rates from about 30% to below 2% in Nigeria as of the first half of 2026. We also use device fingerprinting, IP and geolocation mapping, and blacklist cross-matching to identify coordinated fraud patterns in real time. Applications that trigger elevated risk indicators may be declined automatically, routed for enhanced review, or subject to more conservative credit terms, depending on the nature and severity of the risk signals identified.

•

Data-driven credit modeling. We assess creditworthiness using proprietary data models that combine official credit records, income and behavioral data, and OPay platform transaction histories. Our models evaluate both asset stability (based on data from our OPay platform) and income reliability (including third-party sources such as tax and social security records). Together, these inputs define differentiated limits and pricing strategies. Borrowers are scored through differentiated models for new users and repeat users, allowing dynamic limit upgrades, preferential pricing, and continuous portfolio optimization. We leveraged over 200 billion data points of credit and financial information, including transaction histories, user behaviors, and third-party data sources such as tax records. Additionally, nearly 50 billion behavioral data points are used to assess patterns in borrower behavior and repayment tendencies. This extensive data allows us to create more precise risk models and enables us to offer differentiated loan limits, dynamic pricing, and personalized credit terms based on real-time user profiles. These models are also used after origination to monitor delinquency trends, detect early signs of stress or fraud, and support collections strategies and portfolio optimization.

We are highly efficient in credit disbursement. For our self-operated loans in Nigeria, the percentage of loans processed from application to disbursement within one minute increased significantly from 38% in first quarter of 2025 to 80% in second quarter of 2026 while the average time from application to disbursement decreased from 17 minutes in the first quarter of 2025 to eight minutes in the second quarter of 2026. Our ability to process applications quickly depends in part on the availability, accuracy and timely receipt of internal and third-party data inputs, as well as the performance and calibration of our models and automated decision systems.

•	Responsible lending and borrower protection. We maintain strong borrower-protection and affordability controls. In Nigeria, where informal employment is common, repayment ability is assessed through users’ wallet activity and transaction history rather than formal income proof. In Indonesia, official tax and social security data supplement our scoring process. We apply cooling-off periods, marketing contact caps (no more than twice per week), and hardship-assistance programs offering penalty or interest waivers for borrowers in distress. Our hardship assistance programs are tailored to individual borrower needs, providing financial counseling services, payment deferrals, and penalty waivers when necessary. Notwithstanding these controls, our models and systems are subject to inherent limitations, including incomplete, inaccurate or stale data, changes in borrower behavior, fraud patterns, model drift, operational errors, and evolving market or regulatory conditions, any of which may reduce predictive accuracy or result in higher-than-expected losses, lower yields, pricing mismatches or operational inefficiencies.

•

AI-enabled post-loan management. After loan disbursement, we use AI-based tools to enhance repayment and collection efficiency. Predictive dialing improves human agent productivity, and automated WhatsApp reminders in Indonesia have raised recovery rates by approximately 3.5%, with rollout to Nigeria underway.

RISK CONTROL AND MANAGEMENT

Risk control and management are foundational elements across all of OPay’s operations from user onboarding and KYC to payments, savings, and credit. We combine advanced technology, strong governance, and rigorous compliance to ensure safety, reliability, and trust across OPay platform.

We operate an enterprise-wide risk management framework that covers operational, financial, technology, and compliance risks. This framework is overseen by a dedicated risk committee that sets risk appetite, monitors key exposures, and coordinates incident response across markets. Our platform consolidates identity verification, transaction monitoring, and behavioral analytics into a real-time control system backed by industry-leading AI and big-data capabilities. At onboarding, biometric authentication, document validation, and AI-driven anomaly detection work together to prevent impersonation and synthetic fraud before an account becomes active.

Our transactional risk engine provides real-time interception of suspicious activities, materially reducing fraud loss and enhancing platform integrity. Payment flows are protected through PCI-DSS-aligned encryption, tokenization, and multi-factor authentication, ensuring security from authorization to settlement. Our industry-leading fraud metrics are evidenced by a fraud loss rate below 1 in 100,000 and customer-disturbance rate below 1 in 10,000.

Our proprietary in-house risk management dashboards and systems monitor over 500 risk metrics in real time. An illustrative section of one dashboard is presented below:

For users, OPay delivers a secure, seamless, and dependable financial experience. Our technology architecture is engineered for high resilience and throughput, maintaining strong payment success rates even during national peak-traffic periods. With 24/7 automated monitoring, layered redundancy, and rapid failover mechanisms, our core systems consistently deliver industry-leading uptime performance, providing users and merchants with uninterrupted access to essential financial services.

For our credit operations, we apply rigorous credit-risk and borrower-protection measures that embody the principles of responsible lending. AI-based assessment models incorporate official credit histories, income data, device signals, and behavioral patterns to determine limits and pricing. In addition, we also maintain cooling-off periods and marketing contact caps. Post-loan management integrates automated reminders, behavioral monitoring, and structured hardship programs to support responsible lending. Across all jurisdictions, OPay complies with local AML/KYC rules, maintains real-time reporting links with regulators, and undergoes periodic third-party audits and inspections.

SALES, MARKETING AND NETWORK DISTRIBUTION

We organize sales and marketing into user operations team and brand marketing team. The user operations team drives growth and lifecycle management across user acquisition, merchant acquisition, user engagement, and user and merchant retention. These efforts are supplemented by our customer acquisition through our nationwide offline independent agent network, which plays a vital role in extending OPay’s reach to underserved areas. Brand marketing team leads integrated campaigns, media relations, and reputation management.

User Growth and Engagement

We acquire users directly through a mix of performance media, in-app cross-sell, referral programs, campus initiatives, and our nationwide offline independent agent network. After onboarding, users enter personalized journeys with bundled use cases and tiered membership benefits tailored to their profiles.

To strengthen engagement, we encourage exploration through in-app recommendations and targeted promotions that connect payments, savings, cards, and merchant tools. In addition, AI models power our audience segmentation and campaign optimization, improving conversion, predicting churn, and guiding next-best actions for each user.

Merchant Acquisition

Our Merchant Acquiring division is responsible for onboarding and managing relationships with merchants across various segments, ensuring that businesses of all sizes can accept digital payments through OPay.

Merchant Acquiring division is divided into two key groups: large customers and mid-market customers. Large customers focus on large merchants with high transaction volumes, requiring tailored solutions and enterprise-level support. The mid-market accounts team targets small to medium-sized businesses, helping them digitize their operations and streamline payment acceptance.

In addition, there is also a long-tail group that focuses on smaller merchants and informal businesses, ensuring that OPay’s services are accessible across the full spectrum of merchant needs. This segmentation allows us to provide a personalized approach to businesses of different sizes and industries, fostering long-term partnerships and enabling seamless payment acceptance across online and offline channels.

Retention and Experience

We manage retention dynamically by scenario frequency and contribution. High-frequency users receive experience-driven nudges, while at-risk users receive personalized incentives and recall programs across push, SMS, interactive voice response, WhatsApp, and paid media. Our DAUs reached 26.8 million as of July 31, 2026, representing DAU/MAU ratio of 54%, which was the strongest engagement levels in the African fintech industry, according to Frost & Sullivan. We continuously track user satisfaction through interviews, surveys, and focus groups, and monitor net promoter scores to identify and close experience gaps.

Brand and Communications

Our brand marketing team runs integrated campaigns across app channels, social media, influencers, paid media, and offline events. We measure brand impact through data-driven tracking and maintain consistent messaging that builds trust in OPay as an everyday financial partner.

INDEPENDENT AGENT BANKING NETWORK

Complementing our digital infrastructure, our nationwide offline independent agent network is a critical distribution channel that extends OPay’s reach to communities with limited access to traditional banking services. These independent agents play a key role in customer acquisition by facilitating account opening, OPay Debit Card issuance, POS device activation, and enabling users to deposit and withdraw cash from their OPay accounts. While these agents function independently, they are integral to building our customer base, driving adoption, and ensuring financial inclusion in underserved areas.

OUR TECHNOLOGY

Serving emerging markets at scale requires technology purpose-built for challenging operating conditions: intermittent connectivity, low-specification devices, high data costs, and populations new to digital finance. Traditional fintech architectures designed for developed markets can struggle to operate effectively in these environments. We engineered our platform from the ground up to turn these constraints into competitive advantages.

We built our technology platform to support high-frequency, everyday financial activity at national scale in emerging markets. From inception, our focus has been on reliability, scalability, and user experience in environments characterized by rapidly changing demand, uneven infrastructure, and low tolerance for service disruption. Our platform is designed to process large transaction volumes with high success rates, enable rapid product iteration, and deliver consistent performance for users and merchants as usage scales. During the second quarter of 2026, our platform supported approximately US$2.0 billion in average daily GTV.

Our technology is supported by hundreds of engineering, technology development and management talents, including individuals with prior experience at large-scale technology and fintech companies. This team applies production-grade engineering practices developed in large-scale, consumer-facing technology environments, with a focus on robust infrastructure, fault tolerance, and user-centric product design. This discipline has enabled us to scale our platform efficiently while maintaining service quality as transaction volumes and user activity increase.

Scalable and Resilient Payments Core

Our payments platform is built around a multi-cloud ledger and orchestration architecture designed to support real-time transaction processing, clearing, and reconciliation at scale. This architecture enables fast checkout, high transaction success rates, and reliable settlement for users and merchants, including during periods of elevated activity. Automated monitoring, failover, and rollback mechanisms are integrated across our systems to support continuous availability and accurate financial records.

Over 99% of transactions initiated on OPay app were completed successfully on the first attempt in the first half of 2026, which was well above the industry average success rate, according to Frost & Sullivan. The end-to-end transaction time for majority of transactions was approximately 1.0 second.

We believe the scalability and resilience of our payments core support user trust, merchant adoption, and sustained transaction growth across our markets.

AI-Enabled at Scale

We build and run over 5,000 machine learning-based models and model variants across our platform, supporting credit decisioning, fraud prevention, customer engagement, and operational efficiency. These models are trained on proprietary datasets generated by high-frequency transaction activity across our platform, incorporating a wide range of behavioral, device, and transactional signals.

Our credit models combine traditional bureau data with behavioral signals, such as device intelligence, transaction patterns, social graphs, and financial SMS data (user-consented), to assess creditworthiness for populations with limited formal credit histories. This enables us to responsibly extend credit to previously underserved segments while maintaining portfolio quality.

Risk and Security Architecture

Risk management and security are embedded directly into our technology platform and transaction workflows. Our real-time risk engines analyze a combination of device signals, biometric inputs, behavioral patterns, and geolocation data to assess transaction risk and support fraud prevention and credit decisioning. These capabilities operate continuously and are designed to adapt dynamically as usage patterns evolve.

We implement a layered security architecture that integrates preventative controls, real-time detection, and rapid response mechanisms directly into the user experience. Our consumer-facing security features for the OPay app are available in the OPay Security Center, which provides users with visibility into available protections and direct control over their security settings.

•	Proactive transaction protection. We deploy preventative controls designed to stop unauthorized or high-risk transactions before funds leave a user’s account. Large transaction shield and night guard require biometric verification for high-value transfers and late-night transactions, respectively. Large transaction double check prompts users to reconfirm recipient and amount details before completing large transfers, reducing errors and unintended transactions. Location guard allows users to define a primary transaction location and requires biometric re-authentication when activity occurs outside that zone.

•

Fraud intervention & account control. Our real-time scam alert system monitors transaction behavior and recipient risk signals to identify potentially suspicious activity, providing warnings or blocking transactions before completion. Users can immediately freeze account activity through emergency lock, with unlocking subject to biometric verification after a cooling-off period. USSD account and card lock enables users to secure their accounts or block cards from any mobile phone using USSD codes, even without internet connectivity. Online subscription control allows users to manage and stop recurring charges, reducing exposure to unauthorized payments.

We incorporate user education into our security strategy. The security center includes security guides and interactive tests that educate users on common scam typologies and help them identify fraudulent scenarios. We believe this combination of embedded controls and user education supports safer financial behavior and reduces social-engineering risk over time.

Security Center
3 Safety Tips
Make your account more secure.
Update Now
ON
Transfer Protection
Fund Protection (XtraCova)
Security Plus
Safety PIN
Report Scam
Lift Restrictions
Erroneous Transfer Recall
Card/Phone Stolen
Notifications
1
Your account was restrictedYour account ...
5 mins ago
Beware of high-interest investment scams
Eyeing the interest? They're after your principal.
Check it out
SCAM
Security Guide
More
Learn how to prevent funds and account thefts.
Found cheated after payment
Uncompleted
Stay Calm and Take Correct Measures
Access
Real-time transaction protection
Fraud intervention & account control
Biometric identification
Device signals
Geolocation verification
User security education

Data Platform and Analytics

Our unified data platform supports near real-time visibility across operations, finance, risk, and compliance. It serves as a single source of truth for transaction monitoring, portfolio performance, interest accruals, and regulatory reporting across our payments, credit, and saving businesses. The platform also provides merchants with real-time settlement and reconciliation tools.

For our credit products, our data-driven credit models enable rapid decisioning and disbursement. For our self-operated loans in Nigeria, the percentage of loans processed from application to disbursement within one minute increased significantly from 38% in first quarter of 2025 to 80% in second quarter of 2026, while the average time from application to disbursement decreased from 17 minutes in the first quarter of 2025 to 8 minutes in the second quarter of 2026.

Our data platform also supports comprehensive regulatory reporting and compliance monitoring, including KYC and AML screening, transaction monitoring, and regulatory filings required by the CBN and other supervisory authorities across our markets.

Cloud Infrastructure

Our platform operates on cloud infrastructure with redundancy and failover capabilities designed to maintain availability during infrastructure disruptions or traffic surges. We partner with leading cloud providers, including regional providers with data centers across Africa, for our core transaction processing infrastructure. This enables low-latency performance and consistent service delivery across Nigeria and our other markets. Automated monitoring, load balancing, and auto-scaling enable us to maintain service levels as transaction volumes scale. During peak periods in the first half of 2026, our infrastructure supported elevated transaction volumes with no service degradation.

Open Integrations and Ecosystem Enablement

Our platform includes standardized SDKs, APIs, and partner access layers that enable the onboarding of new merchants, verticals, and service partners. These integration capabilities reduce implementation time, support rapid go-to-market execution, and allow us to expand our ecosystem while maintaining control over performance, risk, and user experience.

Business Continuity and Talent

Core systems are deployed with full redundancy and undergo regular disaster-recovery drills. Our engineering, AI, data, and security teams operate under a unified model that emphasizes resilience, innovation, and talent retention through competitive compensation, equity, and continuous learning.

Our technology foundation directly drives higher payment success, faster merchant onboarding, greater scalability, and safer credit and savings experiences.

CUSTOMER SERVICE

OPay’s customer service and support enhance the overall customer experience and drive long-term retention. By offering multiple touchpoints such as phone hotlines, dedicated merchant support, and online contact forms, OPay ensures that users can quickly resolve issues and feel confident in the platform, with an average inbound first resolution rate exceeding 90%. Beyond traditional support, OPay leverages technology to improve responsiveness and personalization, such as AI-driven chatbots providing instant answers, data analytics helping anticipate customer needs, and secure digital tools ensuring smooth transactions.

INTELLECTUAL PROPERTY

Our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property are critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.

As of the date of this prospectus, we have 30 trademarks, and we are also the registered holder of nine domain names in Singapore.

Despite our efforts, unauthorized parties may still attempt to copy or infringe on our intellectual property and technology. Monitoring and addressing such unauthorized behavior is challenging and costly, and there is no guarantee that the measures we have implemented will fully prevent the misappropriation. From time to time, we may need to initiate litigation to enforce our intellectual property rights, which may cause us to incur significant costs and divert management resources. Conversely, third parties may file lawsuits against us, claiming infringement of their proprietary rights or seeking declarations of their non-infringement pertaining to our intellectual property. If such claims are successful and we are unable to develop non-infringing alternatives or secure licenses for the disputed technology promptly, our business operations could be materially and adversely affected. For details, see “Risk Factors — Risks Related to Doing Business in Jurisdictions Where We operate — It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.”

COMPETITION

We operate in a competitive market across key regions such as Nigeria, Indonesia, Egypt, and Pakistan. In these diverse markets, we face competition from a wide range of fintech service providers, including but not limited to traditional banks, digital banks, lending platforms, and other fintech apps that offer similar services, including payments, digital wallets, and credit solutions.

The digital financial services market in Nigeria is primarily composed of three types of players: traditional banks, lending platforms and fintech companies. These groups exhibit significant differences in their business models, customer reach, and service capabilities.

Although traditional banks hold a prominent position in Nigeria’s financial sector, particularly in deposit-taking and corporate banking services, they face multiple structural limitations:

•

High-Cost, Low-Reach Physical Model: Heavy reliance on physical branch networks results in high operational and expansion costs, severely limiting geographic accessibility. This makes it economically challenging to effectively serve vast remote areas and low-income populations.

•

Focus on the Premium Market Segment: A longstanding business focus on high-net-worth individuals and medium-to-large enterprises leads to significant under-service of the vast “long-tail” customer base, including micro-entrepreneurs and informal workers, perpetuating financial exclusion.

•

Outdated Tech Infrastructure and Poor User Experience: Core systems and digital channels are often built on legacy technology, with slow update cycles. This results in mobile and online platforms that are unstable, slow, and lack robust functionality, failing to meet the convenience standards of modern digital financial services.

•

Weak Product and Service Innovation: Constrained by rigid organizational processes, a strict compliance culture, and dependence on traditional profit models, they lack the agility and drive to adapt to market shifts and develop innovative financial products that meet the needs of digital natives.

The second category consists of lending platforms. Their business models exhibit notable limitations and latent risks, which are evident in the following key areas:

•

Over-reliance on a Single Business Model: Their core model focuses intensely on providing short-term, small-amount, unsecured loans, making revenue heavily dependent on interest and fees. This lack of diversification leaves profitability and risk resilience highly vulnerable to macroeconomic shifts, changes in borrower repayment capacity, and regulatory adjustments.

•

High Funding Costs and Pricing Pressures: To cover the elevated funding costs, operational expenses, and high expected default rates, their effective interest rates charged to borrowers are often extremely high. This frequently draws market criticism as “usurious”, sparking ethical debates and regulatory scrutiny.

•

Reputational and Social Risks from Aggressive Practices: To manage credit risk, some platforms employ aggressive tactics in pre-loan data scraping and post-loan debt collection. These practices severely infringe on user privacy and dignity, damaging customer relationships and brand reputation. Consequently, they remain under close regulatory supervision, facing substantial policy uncertainty.

•

Limited Customer Lifetime Value and Stickiness: Their products are typically designed for one-time or short-term transactions, lacking a strategy to build comprehensive financial relationships. This results in low customer retention rates and limited long-term value.

The third category is represented by fintech companies like OPay. By obtaining key financial licenses such as Mobile Money Operator (MMO) or Microfinance Bank (MFB), they operate with formal regulatory authorization across core domains including payments, deposits and credit. This provides a fundamental guarantee for the legality and long-term stability of their business, establishing a high barrier to entry. Among these players, OPay’s core strengths include:

•

Leading Technological and Engineering Capabilities: OPay possesses a self-developed, high-performance, and scalable technological architecture. Its system can stably process massive concurrent transactions, excelling in key metrics such as payment success rates, system response speed and stability. This provides a reliable and seamless foundational experience for both users and merchants, serving as the technical cornerstone for its rapid business expansion.

•

Agile Product and Business Model Innovation: OPay demonstrates strong market insight and rapid iteration capabilities. Its business already spans multiple areas including lifestyle services and financial services, successfully embedding finance deeply into high-frequency daily scenarios. This continuous innovation enables it to constantly meet and even create user demand, seizing market opportunities.

•

Powerful Two-Sided Network Effects: Payment and transfer activities between users naturally drive new user acquisition through social networks, fuelling user base growth. To maintain competitiveness, merchants actively integrate and remain within the payment network with the largest user base. The continuously growing user base, in turn, attracts more merchants, and the increasingly rich merchant scenarios further enhance the platform’s appeal and stickiness for users. This self-reinforcing, mutually beneficial loop connecting users, merchants, and scenarios collectively forms OPay’s deep ecosystem moat.

•

Strong Synergy Among Different Financial Services: Using payment — the highest-frequency transactional activity — as its core entry point and data source, OPay naturally extends into financial services like credit and savings. Payment data provides real-time, multi-dimensional insights for credit risk management, while credit products enhance user stickiness and transaction frequency. Savings services contribute a stable capital cycle within the ecosystem. The closed-loop synergy among these business lines across customers, data, and capital flows significantly increases individual customer lifetime value and the platform’s overall competitiveness.

The competition in this sector will continue to intensify, especially as fintech services become more ingrained in consumers’ daily lives. See “Risk Factors — Risks Related to Our Business and Operations — We face intense and increasing competition in the fintech industry, and if we do not compete effectively, our competitive position and business results could be negatively impacted.” Despite these competitive pressures, we believe that OPay’s integrated platform, coupled with our deep user engagement, gives us a clear competitive edge. We have firmly established ourselves as a leading player in the fintech sector, and our broad suite of fintech services positions us as a highly attractive option for consumers. Our market scale, high user retention, and ongoing innovation in product offerings provide us with significant advantages in navigating this competitive landscape.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

We operate in emerging markets where financial services are deeply intertwined with daily life, economic opportunity and community trust. In these markets, social impact is not separate from business performance. It is a prerequisite for sustainable growth. Financial inclusion, access and reliability determine whether individuals and small businesses can participate fully in the economy.

For this reason, ESG considerations are embedded in how we build and operate our platform. While we manage our environmental footprint responsibly and maintain strong governance and risk controls, our most meaningful impact is social. By expanding access to digital financial services, supporting entrepreneurship and investing in education and digital skills, we aim to strengthen the communities that underpin our long-term success.

Environmental Responsibility

Our business is primarily digital, and as a result our direct environmental footprint is significantly lower than that of traditional, branch-based financial institutions. Even so, we take a deliberate approach to manage environmental impact as we scale.

Our digital-first model reduces paper usage and physical infrastructure and lowers reliance on cash logistics, including transportation, storage and handling. Our technology platform operates on a modern, cloud-native architecture designed to optimize system utilization and data-center efficiency while maintaining reliability and performance. We also expect our key technology and operational partners to maintain responsible environmental practices, which we consider part of our vendor oversight processes where applicable.

Social Responsibility

Financial Inclusion

Expanding access to financial services is central to our mission and long-term strategy. We serve markets where large segments of the population remain underserved by traditional financial institutions, and we design our products to be accessible, affordable and reliable for everyday use.

Our mobile-native platform supports payments, transfers, savings and Credit Services that function effectively in low-bandwidth environments and are suitable for first-time digital finance users. For individuals, these tools help manage daily liquidity and household needs. For merchants and micro- and small-businesses, our POS solutions, settlement tools, business dashboards and specific credit products help digitize operations, improve efficiency and access working capital.

Education and Community Investment

We believe long-term financial inclusion also depends on investment in education and digital skills. In 2024, we launched the OPay Scholarship Plan, a ten-year initiative with a planned total investment of ₦1.2 billion. Under the program, we partner with selected secondary schools to support high-performing students from diverse backgrounds. The program is designed to support 20 students per year across 20 schools, with each participating student receiving ₦300,000 per year. In the first year of the program, we distributed ₦126 million in scholarships to more than 400 students across 20 schools. In 2026, we will continue to expand the program to additional schools and a larger number of students and launch a new Cybersecurity Lab initiative to train young people in digital security skills.

Beyond education, our operations support direct and indirect jobs through our offline agent network and our merchant ecosystem. Through onboarding and customer support, we also contribute to digital literacy by helping users transition from cash-based transactions to safer, digitally enabled financial behavior.

Governance, Risk Management and Compliance

Strong governance and regulatory compliance are foundational to our business. We operate in regulated financial services markets and maintain a compliance-driven culture designed to protect customers, regulators and shareholders.

We maintain robust customer due-diligence and KYC processes, automated transaction monitoring and suspicious-activity detection, and ongoing regulatory engagement aligned with local requirements. Protecting customer data is critical to maintaining trust in our platform. We employ layered security controls, including biometric authentication, device and behavioral monitoring, encryption of data at rest and in transit, and role-based access controls. Dedicated teams monitor system performance and security on a continuous basis.

Our board and its committees provide oversight of audit, risk management, compliance and compensation matters. We maintain a comprehensive code of conduct covering anti-corruption, anti-bribery, conflicts of interest, insider trading and confidentiality, supported by regular employee training. Employees and partners have access to confidential whistleblower channels that allow anonymous reporting of misconduct without fear of retaliation. We also expect our suppliers and partners to adhere to ethical and legal standards consistent with our policies.

EMPLOYEES

As of June 30, 2026, we had a total of 992 employees. The following table sets forth the breakdown of our employees as of June 30, 2026 by function:

Function	Number	Percentage
General and administrative	399	40.2
Technology and product development	341	34.4
Business operations and customer support	185	18.6
Sales and marketing	67	6.8

Total	992	100.0

As of date of this prospectus, most of our employees were based in Nigeria. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.

We focus on hiring, developing and retaining talent critical to operating a regulated financial platform at scale. We invest in training across technology, cybersecurity, risk management, compliance and customer protection, and we use performance-based evaluation and incentive structures designed to align individual contributions with long-term company objectives.

We enter into individual employment contracts with our employees that address compensation, benefits and grounds for termination. These agreements also include confidentiality and non-competition provisions applicable during employment. For information regarding employment agreements with our executive officers, see “Management — Employment Agreements and Indemnification Agreements.”

FACILITIES

Our principal executive offices are located on leased premises comprising approximately 400 square meters in Singapore. In addition, we had offices in Nigeria on leased properties occupying approximately 15,700 square meters as of the date of this prospectus. As of the same date, we also leased offices in Indonesia, Egypt and Pakistan occupying approximately 3,000 square meters. We lease our premises from unrelated third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

As of June 30, 2026, we operated 42 service centers across our principal markets. These service centers support various aspects of our operations, including customer service, merchant support, operational management and other local business functions, depending on the market. Our service center network complements our digital platform by enhancing local market coverage, supporting customer acquisition and retention, and facilitating day-to-day operational execution. We currently do not have any offline physical branches.

INSURANCE

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also provide additional commercial medical insurance coverage for our key management. We do not maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations and in line with market practice.

LEGAL PROCEEDINGS

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

NIGERIA REGULATIONS

CAMA

The Companies and Allied Matters Act, No. 3 of 2020 (as amended) (“CAMA”) establishes the Corporate Affairs Commission (CAC), the companies’ registry, which has regulatory oversight over every registered company in Nigeria. Any company through which business will be operated, carried on or executed in Nigeria must be duly incorporated under CAMA.

The provisions of CAMA apply to the Nigeria-domiciled subsidiaries, being duly incorporated companies under Nigerian law. Under CAMA, each registered entity is required to adhere to regulations related to incorporation, corporate governance, financial reporting, and other relevant provisions. Also, each Nigeria-domiciled subsidiary is required to comply with CAMA’s provisions specific to their operations.

Some CAMA requirements that the Nigeria-domiciled subsidiaries are required to comply with include:

Annual Returns: Pursuant to Section 417 of the CAMA, a company is required to make and deliver to the CAC its annual returns within 42 days after the annual general meeting of the company.

Meetings: Companies are required to hold one general meeting yearly (the annual general meeting) in addition to any other meetings that may be held in that year. Such annual general meeting shall be held within 15 months from the date of the last annual general meeting.

Periodic or Statutory Filings: Companies are required to make other filings with the CAC including without limitation, changes in shareholding, changes in directorship, and updates to constitutional documents.

Statutory Books: Every private company is required to maintain and keep certain statutory books, such as:

Minutes Books

Register of Debenture Holders

Register of Charges

Register of Directors’ Shareholding

Register of Directors

Register of Directors’ Residential Addresses

Register of Members.

The NDPA

The Nigeria Data Protection Act, 2023 (“NDPA”) establishes a legal framework for the regulation and protection of personal data of Nigerian data subjects. Based on the provisions of the NDPA, companies are required to implement technical and organizational measures appropriate to ensure personal data is protected from unauthorized access, disclosure, alteration, or destruction. In addition, NDPA provides guidance and options in relation to the lawful basis for data processing, such as consent, contract performance, legal obligation, protection of vital interests, public interest and legitimate interest, which is a newly introduced legal basis for processing data.

The General Application and Implementation Directive, 2025 (“GAID”), which repealed the Nigerian Data Protection Regulations, 2019 and the Nigeria Data Protection Regulations Implementation Framework 2019 as the primary legislation on data protection in Nigeria, supplements the NDPA.

The GAID offers guidance on the implementation of the provisions of the NDPA and introduces new concepts, such as the use of emerging technologies (including artificial intelligence and blockchain) in the handling of personal data. Complying with the NDPA and GAID is essential for the Nigeria-domiciled subsidiaries, as well as any offshore entity which carries out data processing in Nigeria or who processes the personal data of Nigerian data subjects.

Furthermore, the NDPA requires data controllers of major importance to appoint a data protection officer who has expert knowledge of data protection law and practices. This officers is to be responsible for providing expert opinion and guidance on data protection matters, and serves as a liaison with regulators.

The FEMM Act

The Foreign Exchange (Monitoring and Miscellaneous Provisions) Act, Chapter F34, Laws of the Federation of Nigeria, 2004 (“FEMM Act”) primarily regulates foreign exchange transactions and makes provisions for the monitoring of the inflow and outflow of foreign currency in Nigeria.

Under the FEMM Act, companies operating in Nigeria must comply with the rules and regulations governing the conversion, transfer, and repatriation of foreign currencies. The FEMM Act applies to the activities of any bank and such other specialized bank licensed under the BOFIA (as defined below), and issued with a license to deal in foreign exchange, ensuring transparency and stability in foreign currency transactions. Under the relevant guidelines governing microfinance banks and mobile money operators prescribed by the CBN, microfinance banks are precluded from engaging in foreign exchange transactions, whilst mobile money operators are precluded from accepting foreign currency deposits.

Companies in Nigeria must obtain prescribed documentation from the appropriate regulatory authorities for specific foreign exchange transactions, including the importing goods, repatriating profits, or making foreign investments. For foreign investments, the bank through which capital is imported issues an electronic certificate of capital importation, evidencing the capital inflow into Nigeria and the same certificate of capital importation together with supporting documents required by the CBN (as defined below), is utilized to repatriate dividends or proceeds from any subsequent divestment out of Nigeria. Accurate records of foreign exchange transactions must be kept by companies, to meet reporting requirements.

The FEMM Act imposes penalties, fines, or other legal consequences for non-compliance with its provisions. Therefore, it is essential for companies operating in Nigeria to understand and comply with the provisions of the FEMM Act to avoid any regulatory issues and ensure smooth business operations, particularly in their dealings involving foreign currencies.

The FRC Act

The Financial Reporting Council of Nigeria (Amendment) Act, 2011 was amended by the Financial Reporting Council of Nigeria (Amendment) Act, 2023 (“FRC Act”). The FRC Act establishes the Financial Reporting Council of Nigeria (“FRCN”) which is responsible for enforcing compliance with auditing, corporate governance and financial reporting standards in Nigeria. The FRCN from time to time, develops and publishes accounting and financial reporting standards to be complied with by public interest entities, and is entitled to receive copies of annual reports and financial statements of public interest entities, and ensure compliance with the FRC Act.

Under the FRC Act, the definition of public interest entities which previously excluded private companies, is expanded to include non-listed entities that are regulated, private companies that are holding companies of public or regulated entities, licensees of government and all other entities with an annual turnover of ₦30,000,000,000 (Thirty Billion Naira) and above. There are penalties, fines, or other legal consequences for non-compliance with the provisions of the FRC Act by public interest entities, or professionals to which the FRC Act applies.

In 2019, the FRCN released the Nigerian Code of Corporate Governance, 2018 (“NCCG”) which describes principles for institutionalizing key corporate governance practices for Nigerian companies. The NCCG adopts an ‘apply and explain’ philosophy, and comprises of 6 (six) main principles which govern aspects of corporate governance including board composition, sustainability, transparency and business conduct and ethics. Whilst compliance with the NCCG is recommended for private companies, the NCCG applies to all public companies, private companies that are holding companies of public companies and other regulated entities, licensees operating in any field, concessioned and/or privatized companies, and regulated private companies.

The MLPPA

The Money Laundering (Prohibition and Prevention Act, 2022 (“MLPPA”) imposes money-laundering prevention obligations on financial institutions and designated non-financial businesses and professions in Nigeria. The MLLPA sets out amongst others, provisions on customer due diligence exercises, transaction monitoring, reporting of suspicious transactions, reporting obligations etc. The Nigeria-domiciled subsidiaries participating in the Nigerian banking and financial services sectors are required to comply with the provisions of the MLLPA.

The TPPA

The Terrorism (Prevention and Prohibition) Act, 2022 (“TPPA”) imposes various obligations on financial and designated non-financial institutions in Nigeria. The TPPA describes a financial institution as a person or an entity that conducts certain activities, including acceptance of deposits and other repayable funds from the public including private banking; the transfer of money or value; and issuing and managing means of payment, including credit and debit cards, travelers’ checks, money orders and bankers’ drafts, and electronic money. Financial institutions are required to develop and implement programs and strategies for combating the financing of terrorism and reporting suspicious transactions. The TPPA also establishes the National Counter-Terrorism Center, which is the coordinating body for counter-terrorism and terrorism financing in Nigeria.

The CBN

The CBN is the authority responsible for the regulation of the Nigerian banking sector, including banks and other financial institutions operating in Nigeria. The CBN exercises its powers over the banking sector pursuant to its enabling law, the CBN Act, 2007. The CBN is empowered by the Banks and Other Financial Institutions Act to supervise banks, specialized banks and other financial institutions (“OFIs”) such as:

1.	Commercial Banks;

2.	Development Finance Institutions (DFI’s);

3.	Discount Houses;

4.	Finance Companies;

5.	Financial Holding Company;

6.	Merchant Banks;

7.	Micro-finance Banks (MFBs);

8.	Non-Interest Banks;

9.	Primary Mortgage Banks;

10.	Payment Service Banks;

11.	Mobile Money Operators (MMOs); and

12.	Payment Service Providers (PSPs).

In addition to its micro-finance banking subsidiary, OPay Limited has subsidiaries operating in the Nigerian payments service sector. These subsidiaries are regarded as OFIs thereby coming within the regulatory purview of the CBN.

OPay Limited’s regulated Nigeria-domiciled banking and financial services subsidiaries conduct activities under the following legislation and regulations:

Regulated Subsidiaries	License/Authorization Category	Legislation	Regulator /SRO
OPay Microfinance Bank Limited	Microfinance Bank	BOFIA	CBN, NDIC

OPay Digital Services Limited	Mobile Money Operator	BOFIA	CBN, NDIC

Soti Payment Limited	Payment Solution Service Provider (“PSSP”) Payment Terminal Services Provider (“PTSP”)	BOFIA	CBN

PSSPs and PTSPs fall within the Payment Solution Service (“PSS”) Category. The scope of OFIs includes MMOs and entities within the PSS categories.

Guidelines for the Operations of Agent Banking in Nigeria

In October 2025, the CBN issued revised Guidelines for the Operations of Agent Banking in Nigeria, which establish minimum standards for agent banking operations and are intended to promote financial inclusion, responsible market conduct and service quality. The Guidelines generally became effective on October 6, 2025, while the requirements relating to agent location and agent exclusivity became effective on April 1, 2026. Among other requirements, each agent may act for only one principal and belong to the network of only one super agent at any given time, although a super agent may act for more than one principal. The Guidelines also prescribe requirements relating to agent onboarding and due diligence, operational controls, risk management, consumer protection, record-keeping and ongoing monitoring. A principal is responsible for the actions and omissions of its agents in connection with agent banking services and must maintain appropriate systems and controls to supervise agent activities and manage associated operational and compliance risks. Failure to comply with the Guidelines may result in remedial action or sanctions by the CBN, including restrictions on onboarding new agents or conducting agent banking activities. Compliance with these requirements may require us to incur additional operational, compliance and technology costs and increase competition for qualified agents as a result of the exclusivity requirements. This could adversely affect our ability to recruit, retain and expand our agent banking network.

CBN Guidelines on Regulatory Capital Issued in September 2021 (the “Regulatory Capital Guidelines”)

The CBN, as part of its efforts to enhance the resilience of deposit money banks and the Nigerian banking system, developed a revised guideline on regulatory capital, which sets out the criteria that banks’ capital instruments must meet to be eligible for regulatory purposes as per the Basel III standards. The Regulatory Capital Guidelines also set forth the supervisory requirements for banks operating in Nigeria in relation to minimum regulatory capital, adjustments to the components of regulatory capital, transitional arrangements, disclosure requirements and the additional capital buffers above the minimum requirements.

Section 13 of BOFIA requires banks to maintain capital funds unimpaired by losses in such ratios to their assets and/or liabilities as may be prescribed by the CBN. The CBN may vary the applicable capital adequacy ratio by institution or category of institution, require additional capital to address specific risks, and impose consolidated capital adequacy requirements on banking groups. Non-compliance with the prescribed capital adequacy ratio may result in regulatory sanctions or supervisory restrictions, such as prohibition on advertising or accepting new deposits, granting credits or finance and making investments, paying cash dividends to the shareholders, paying bonus to directors other than the approved emoluments and benefits. According to the Regulatory Capital Guidelines, a minimum Pillar 1 regulatory Capital Adequacy Ratio (“CAR”) of 15% will be applicable to all banks and banking groups with international authorization and Domestic Systemically Important Banks (“D-SIBs”), whilst a minimum CAR of 10% will be applicable to all other banks, including microfinance banks as prescribed by the Revised Regulatory and Supervisory Guidelines for Microfinance Banks in Nigeria, 2012 (“2012 Guidelines”).

The Regulatory Capital Guidelines does not provide any sanction or penalty where a bank has not met the CAR requirement. However, under the 2012 Guidelines, where a bank fails to meet the applicable capital adequacy requirements, the CBN may take certain supervisory or regulatory actions against such banks until the required ratio is restored, including prohibiting such banks from:

i.	Granting credits and undertaking further investment;

ii.	Payment of dividend to shareholders;

iii.	Borrowing money from the investing public; and

iv.	Opening branches/cash centre(s).

The 2012 Guidelines provide that additionally such bank shall be required to submit, within a specified period, a recapitalization plan acceptable to the CBN and NDIC, and the failure to comply with the foregoing shall constitute grounds for the revocation of the operating licence of the bank, or such other penalties as may be deemed appropriate.

All banks are required to maintain a capital conservation buffer of 1%, and a countercyclical buffer ranging from 0% to 2.5% of the total risk weighted average asset, where the CBN determines that there is a build-up of credit risk, which could lead to system-wide stress.

The CBN – Regulatory Circulars and Guidelines applicable to OPay Microfinance Bank Limited, OPay Digital Services Limited, and Soti Payment Limited

As the primary regulator, the CBN has issued the following guidelines and circulars for the regulation of banks and OFIs in Nigeria.

CBN’s Revised Guide on Bank Charges

In May 2017, the CBN introduced the Guide to Charges by Banks, Other Financial and Non-Bank Financial Institutions in Nigeria, which provided a standard for the application of charges in the banking industry. On December 20, 2019, the CBN released a Revised Guide to Bank Charges, which became effective on January 1, 2020. The Revised Guide to Bank Charges mandates that Nigerian savings accounts with microfinance banks must earn interest at a minimum rate of 30% of the MPR per annum; however, this interest rate would not apply if a customer makes more than four withdrawals in a month. The Revised Guide to Bank Charges also sets out the applicable rates on mobile payment transactions by mobile money operators.

Additionally, the Revised Guide to Bank Charges of CBN requires banks and non-bank financial institutions to lower the bank charges applicable to bank accounts, electronic transfers and automated teller machines. In February 2025, the CBN by a circular to all banks and other financial institutions, further reviewed the transaction fees of automated teller machines, effective March 1, 2025. This review was in response to rising costs and the need to improve efficiency of automated teller machines in the banking industry.

Consumer Protection Framework for Banks and other Financial Institutions Regulated by the CBN, 2016 (the “CP Framework”)

Banks and other financial institutions in Nigeria are required to comply with the CP Framework, to ensure that consumers of financial services are adequately protected and treated fairly. The CP Framework mandates financial institutions to ensure proper disclosure and transparency in financial products and services, and to implement effective legal, regulatory and supervisory structures to protect consumers. Under the CP Framework, the consumer protection department of the CBN is responsible for developing and implementing mechanisms to ensure effective supervision of Nigerian financial institutions in relation to consumer protection, through offsite supervision and onsite examination.

CBN Consumer Protection Regulations 2019 (the “CP Regulations”)

The CP Regulations were issued by the CBN to improve overall compliance with the CP Framework by banks, OFIs and non-bank financial institutions. It prescribes, among other things, the requirements on fair treatment of consumers; disclosure and transparency; responsible business conduct; and complaints handling and redress in line with the principles enunciated in the CP Framework.

CBN Regulations on Money Laundering, Know Your Customer (KYC), Blacklisting etc.

The CBN has published various documents affecting the anti-money laundering/KYC etc compliance framework for Financial Institutions. Major publications include: (a) CBN (Anti Money Laundering, Combating the Financing of Terrorism and Countering Proliferation Financing of Weapons of Mass Destruction in Financial Institutions) Regulations, 2022; (b) CBN Guidelines for Licensing of Banks and Other Financial Institutions in Nigeria on Anti Money Laundering, Combating the Financing of Terrorism and Countering Proliferation Financing of Weapons of Mass Destruction, 2022; (c) Guidance Note on Politically Exposed Persons (PEP), 2023; (d) Guidance Note on Anti Money Laundering and Combating the Financing of Terrorism (AML/CFT) Regulations for Other Financial Institutions, 2022; and (e) CBN Customer Due Diligence Regulations 2023.

Instructively, the CBN has further issued the Circular on Tier 1 Wallets and Accounts dated December 2023, through which it mandated all tier-1 bank accounts and wallets for individuals to have Bank Verification Numbers (BVN) and/or National Identification Numbers (NIN) and mandated all tiers 2 and 3 accounts, and wallets for Individual accounts to have BVN and NIN. The CBN also issued the Revised Guidelines for Blacklisting for Banks and OFIs in Nigeria, 2024 which sets out the framework for blacklisting customers.

CBN Regulations on Open Banking

The CBN issued the Regulatory Framework on Open Banking, 2021 and the Operational Guidelines for Open Banking in Nigeria to define and regulate open banking operations in Nigeria. These guidelines specifically recognize OFIs and other licensed entities as participants in the open-banking regime who can access to product information and service touchpoints; market insight transactions; personal information and financial transactions; and profile, analytics and scoring transactions.

Information Technology Standards Blueprint

Issued in 2021, the Nigerian Financial Services Industry Information Technology Standards Blueprint for PSPs and National Microfinance Banks sets out minimum requirements for the Infrastructure Technology (IT) to be used and deployed by financial institutions. The blueprint prescribes the important capability areas which must be developed by PSBs and National Microfinance Banks which are: strategic IT alignment, architecture and information management, solutions delivery, service management and operations, information technology security and IT innovation.

CBN’s Risk-Based Cybersecurity Framework and Guidelines for Deposit Money Banks and PSPs issued on October 10, 2018 (the Risk-Based Framework)

The Risk-Based Framework sets forth the minimum requirements to be put in place by payment service providers in their respective cybersecurity programs. The Risk-Based Framework also sets forth the responsibilities of the board of directors, senior management and chief information security officer of PSPs. This entails the development and enforcement of policies, procedures and other forms of guidance that the PSPs and their stakeholders are required to follow.

Furthermore, in order to ensure the effectiveness of a PSP’s cybersecurity governance, the Risk-Based Framework requires that the processes and controls of a PSP shall be reviewed at least annually.

The CBN’s Regulation of OPay Microfinance Bank Limited

The CBN’s Revised Regulatory and Supervisory Guidelines for Microfinance Banks in Nigeria, 2012 (the “Guidelines”)

In December 2012, the CBN issued the Guidelines, which seeks to address developments in Nigeria’s microfinance banking sub-sector, and promote innovative, rapid and balanced growth of the industry. The Guidelines sets out the permissible and prohibited activities of microfinance banks. Thus, the license of a microfinance bank that undertakes any business other than those permitted under the Guidelines may be revoked by CBN.

Ownership, licensing and capital requirements for microfinance banks are also prescribed under the Guidelines. Microfinance banks are also required to insure their deposits with the NDIC, and ensure that the composition and qualification of their management and board comply with the Guidelines. The Guidelines also prescribe prudential requirements which microfinance banks are required to comply with, including a requirement to maintain a minimum ratio of 20% of deposit liabilities in liquid assets, including investment in Nigerian treasury bills.

In 2009, OPay Microfinance Bank became fully operational upon the grant of a microfinance bank license Tier 1 Unit by CBN and is required to comply with the Regulatory and Supervisory Guidelines for Microfinance Banks in Nigeria.

The CBN’s Microfinance Policy Framework for Nigeria Revised on April 29, 2011 (the “Policy”)

In 2011, the CBN revised the microfinance policy framework which was first introduced in 2005. The Policy aims to establish a framework for achieving the CBN’s objectives for the microfinance banking sub-sector, including the promotion of synergy and mainstreaming of the informal microfinance sub-sector into the formal financial system, enhancement of service delivery to micro, small and medium enterprises and mobilization of savings for intermediation and rural transformation. The Policy seeks to increase participation in microfinance activities, and access to financial services.

The CBN’s Circular on the Review of Minimum Capital Requirement for Microfinance Banks in Nigeria dated October 22, 2018

Following the CBN’s review of the microfinance sub-sector, and its ability to meet the critical targets set out in the Policy, in 2018, the CBN ascertained the need for specific reforms to strengthen the subsector and reposition microfinance banks for improved performance.

Pursuant to this circular, the CBN increased the minimum capital requirement of microfinance banks as follows: (a) Unit Microfinance Bank - ₦200,000,000 (Two Hundred Million Naira); (b) State Microfinance Bank - ₦1,000,000,000 (One Billion Naira); and (c) National Microfinance Bank -N5,000,000,000 (Five Billion Naira). The review of the minimum capital requirement was aimed at addressing challenges in the sub-sector, including inadequate capital base, weak corporate governance, and ineffective risk management practices.

To meet the revised capital requirements before the deadline of April 1, 2020, existing microfinance banks were expected to explore the possibility of mergers and acquisitions and/or direct injection of funds. In its circular to all microfinance banks dated April 29, 2020, considering the impact of the COVID-19 pandemic, the CBN, revised the deadline for compliance with the minimum capital requirements for all microfinance banks in Nigeria to April, 2022.

The CBN’s Regulation of OPay Digital Services Limited, and Soti Payment Limited

CBN’s Circular to all Mobile Money Operators, on the Review of Daily Mobile Money Wallet Transaction and Balance Limit and Bank Verification Numbers (BVN) Requirement for Mobile Money Wallet Holders

On September 7, 2017 the CBN issued a circular to all mobile money operators reviewing the daily transaction limit and balance limit on mobile money wallets, to afford users of mobile money services, more flexibility in the use of mobile money wallets. The CBN revised the daily cumulative transaction limit and cumulative balance limit respectively, to ₦50,000 (Fifty Thousand Naira) and ₦300,000 (Three Hundred Thousand Naira) for KYC level 1, ₦200,000 (Two Hundred Thousand Naira) and ₦500,000 (Five Hundred Thousand Naira) for KYC level 2, and ₦5,000,000 (Five Million Naira) and unlimited, for KYC level 3. To further promote financial inclusion, the CBN also clarified that whilst BVN is mandatory for mobile money wallet holders on KYC levels 3 and 2, it is not required as part of the KYC documentation for mobile money wallet holders on tiered KYC lever 1.

CBN’s Circular to all Payment Service Providers, Banks and Other Financial Institutions on New License Categorisation for Nigerian Payment Systems dated December 9, 2020 (the “NLC Circular”)

On December 9, 2020, the CBN published the NLC Circular, which clarified the licenses that apply to the Nigerian Payments System. Pursuant to the NLC Circular, payments system licensing is streamlined to permissible activities in 4 (four) broad categories: switching and processing, MMO, PSS and regulatory sandbox. Payments system companies in the PSS category may hold any or all of the following licenses: PSSP, PTSP and super-agent authorization.

The NLC Circular also provides that companies that possess a MMO license are required to maintain a minimum capital of ₦2,000,000,000 (Two Billion Naira), whilst companies that possess a PSSP license or PTSP license are required to maintain a minimum capital of ₦100,000,000 (One Hundred Million Naira).

CBN’s Guidelines on Mobile Money Services in Nigeria

The CBN issued these guidelines to ensure a structured and orderly development of mobile money services in Nigeria, with clear definition of various participants and their expected roles and responsibilities; specify the minimum technical and business requirements for the various participants recognized for the mobile money services industry in Nigeria; and to promote safety and effectiveness of mobile money services and thereby enhance user confidence. The guidelines also provide the business rules, know your customer and customer due diligence requirements, transaction security standards and sanctions for mobile money operators. OPay Digital Services Limited is required to adhere to these guidelines.

CBN’s Regulatory Framework for Mobile Money Services in Nigeria

This regulatory framework sets out the rules governing the operation of mobile payment services, and the basic functionalities expected of any mobile payment service and solution provider in Nigeria. Issued in July 2021, the objectives of the framework include, amongst others, providing broad guidelines for the implementation of processes and flow of mobile payment transactions, providing an enabling environment for the adoption of mobile payment services in reducing cash dominance in the Nigerian economy, ensuring a structured and orderly development of mobile payment services in Nigeria, and specifying the minimum technical and business requirements for the various participants recognized for the mobile money services industry in Nigeria.

The framework groups participants in the mobile money system into 6 (six) categories namely: Regulators; Mobile Money Operators; Infrastructure providers; Other Service Providers; Consumers; and Mobile Money

Agents. Banks and corporate organizations are approved to perform the role of mobile money operators in Nigeria, and these banks or corporate organizations must be licensed by the CBN to provide systems for the mobile money services.

The BOFIA

The Banks and Other Financial Institutions Act, 2020 (“BOFIA”) prohibits an entity from carrying on banking business, specialized banking or business of OFIs in Nigeria, unless it is duly incorporated in Nigeria and holds an enabling license issued by the CBN. Under BOFIA, a specialized bank includes microfinance banks, and an OFI is any individual, body, association or group of persons; whether corporate or unincorporate other than licensed banks, which carry on the business of payment service providers, amongst others.

The governor of the CBN has the authority to appoint one or more officers of the CBN to supervise banks and OFIs. These appointed officers shall have the right to inspect the books of accounts and to require from OFIs certain information in connection with the exercise of the officer’s supervisory duties. BOFIA enables the CBN to issue regulations, guidelines and policies to banks, specialized banks and other financial institutions.

The liquidation of banks, other deposit-taking financial institutions and OFIs is principally regulated by BOFIA and the Nigeria Deposit Insurance Corporation Act. Under Section 34 of BOFIA, certain intervention and rescue tools that can be used by the CBN in respect of failing banks that are likely to become unable to meet their obligations, suspend their payments to any extent or are insolvent, are provided.

Section 37 of BOFIA enables the CBN for the purpose of rescuing failing specialized banks and OFIs to make determination that any eligible instrument issued by the specialized bank or OFIs or to which the specialized bank or OFI is a party or is subject to:

1.	is canceled;

2.	modified, converted, or changed in form; or

3.	has effect as if a right of modification, conversion or change of its or their form had been exercised.

The CBN is required to make the above determination where the CBN is of the opinion that:

1.	the eligible instrument or instruments ought to be bailed-in to facilitate the rescue of the specialized bank or OFI; or

2.	the available assets of the specialized bank or OFI do not or are unlikely to support the payment of its liabilities as they become due and payable.

Where the CBN decides to convert an eligible instrument, the BOFIA requires the governor of the CBN to issue a bail-in certificate, stating the details of the eligible instruments being modified or converted.

Regulation of Specialized Banks and Other Financial Institutions under BOFIA

The Nigerian Microfinance Banking Sub-Sector

In 2005, CBN first launched a microfinance policy framework, however, before the emergence of MFBs under the microfinance policy, Nigerians without access to financial institutions patronized informal sources of funds, such as non-governmental organization-microfinance institutions, moneylenders, friends, relatives, and credit unions. However, the activities of these informal sources of funds were neither regulated nor supervised by CBN. Over time, the microfinance policy framework was revised to improve financial inclusion in Nigeria, and promote the institutional capacity of MFBs. The Nigerian microfinance banking sector is subject to the banking laws and regulations pursuant to the BOFIA.

BOFIA is the principal legislation that regulates banking activities in Nigeria. BOFIA sets out the regulatory and supervisory powers of the CBN over specialized banks in Nigeria, including the issuance and revocation of banking licenses, the opening and closing of bank branches and the restructuring and reorganization of banks.

Under BOFIA, no entity is permitted to carry on specialized banking business in Nigeria unless it is duly incorporated in Nigeria and holds an enabling license issued by the CBN.

Supervision and Regulation of the Banking Sector in Nigeria

The CBN serves as the primary regulator of the Nigerian banking sector, and is solely responsible for the formulation of monetary, credit and exchange rate policies for financial institutions in Nigeria. Since January 1999, the CBN has had autonomy from its previous supervision by the Federal Ministry of Finance and now reports directly to the National Assembly. The CBN monitors trends in the Nigerian banking sector and generates industry reports at macro level on monthly and quarterly bases, in addition to evaluating the development finance sector and monitoring other financial institutions. Certain activities such as the change of auditors, the publication of audited financial statements, the opening and closing of branches, change in control and the appointment of directors and top management by banks are subject to the prior approval of the CBN.

The CBN’s statutory mandate includes ensuring monetary and price stability, the issuance of legal tender currency (Naira and Kobo), maintaining Nigeria’s external reserves to protect the international value of the legal tender currency, promoting a sound financial system in Nigeria and acting as banker, economic and financial adviser to the Federal Government as well as banker and lender of last resort to commercial banks.

As the government agency responsible for maintaining general surveillance over the Nigerian foreign exchange system pursuant to the FEMM Act, the CBN licenses authorized dealers under the FEMM Act. Pursuant to Section 1(2) of the FEMM Act, the CBN may also issue regulations from time to time, concerning procedures for transactions in foreign exchange.

The CBN has the sole responsibility of maintaining a sound financial system, and remains focused on preserving the value of the domestic currency and maintaining exchange rate stability. The CBN conducts regular stress tests to assess the soundness and stability of the financial system through top-down solvency and liquidity stress testing to identify and analyze banking industry vulnerabilities and risks.

The CBN’s principal governing body is the Board of Directors which consists of the Governor of the CBN, who acts as the Chairman, 4 (four) Deputy Governors, the Accountant-General of the Federation, the Permanent Secretary of the Ministry of Finance and five other Directors. Each Deputy Governor overlooks one of the five directorates of the CBN, namely Operations Directorate, Governors’ Directorate, Corporate Services Directorate, Financial System Stability Directorate (the “Financial System Stability Directorate”) and Economic Policy Directorate. There are 6 (six) departments under the remit of the Financial System Stability Directorate: (i) banking supervision, (ii) consumer protection and financial inclusion, (iii) financial policy and regulation department, (iv) other financial institutions supervision, (v) payments system supervision, and (v) development and finance institutions supervision.

The functions of each department of the Financial System Stability Directorate are as follows:

1.

Banking Supervision Department: The Financial System Stability Directorate oversees the supervision of banks, to ensure the soundness, safety, and stability of the Nigerian banking system through effective policy development, regulatory enforcement, and robust off-site and on-site supervision. This department is responsible for reviewing banks off-site, examining banks on-site; primarily focusing on their financial condition, internal control systems, the reliability of information provided in the statutory returns, risk management and compliance with corporate governance codes. The CBN performs on-site examination on the following bases: maiden, routine and special. Maiden on-site examinations usually occur within six months of a new bank starting operations, routine examinations are conducted on a regular basis (usually to address specific areas of a bank’s operations), whilst special examinations are conducted as the need arises. The CBN also carries out on-site spot-checks on banks for quick confirmations and or verifications of specific issues.

2.

Consumer Protection Department: This department is mandated to establish and manage redress mechanisms for resolving consumer complaints, conduct consumer compliance examination, and foster public trust in the financial system. This department is also responsible for the development and implementation of an effective consumer protection framework that promotes consumer trust in Nigeria’s financial system.

3.

Financial Policy and Regulation Department: The functions of this department include the development and implementation of policies and regulations aimed at ensuring financial system stability in addition to the licensing and approvals for banks and other financial institutions.

4.

Other Financial Institutions Supervision Department: The functions of this department include off-site surveillance as well as the on-site examination of microfinance institutions and primary mortgage banks in Nigeria.

5.

Payments System Supervision Department: This department is tasked with establishing, implementing and coordinating risk standards across the Nigerian payments sector, ensuring the integrity of the payment system through the enforcement of relevant rules and guidelines. This department is supported by the Payments Initiative Coordinating Committee and members of the scheme boards. Such support is important because the CBN is also the primary provider of intra-day balances and credit, and this helps to foster the smooth operation and timely completion of settlement processes. This department is also mandated to promote sound practices that encourage strong internal controls, transparency and accountability in financial technology companies.

6.

Development and Finance Institutions Department: The functions of this department include oversight of the operations of development finance institutions, finance companies and bureau de change, including the conduct of off-site surveillance and on-site examination.

Capital, Liquidity

The CBN sets the minimum paid-up share capital requirement for each category of banks licensed under the BOFIA. In 2019, the CBN reviewed the minimum capital requirement for each category of microfinance banks in Nigeria, pursuant to the CBN Circular to All Microfinance Banks dated April 29, 2020. The deadline for compliance with the minimum capital requirement was further extended in April 2020. In 2024, the capital requirements for commercial, merchant and non-interest banks were reviewed upward by the CBN pursuant to the CBN Circular to All Commercial, Merchant, and Non-Interest Banks in Nigeria issued on March 28, 2024. Every MFB is required to maintain a minimum ratio of twenty percent (20%) of its deposit liabilities in liquid assets, including the investment in treasury bills.

Resolution Framework

The liquidation of banks is principally governed by BOFIA and the NDIC Act. Section 34 of BOFIA provides certain intervention and rescue tools that can be used by the CBN in respect of failing banks, which includes banks that are likely to become unable to meet their obligations, suspend their payments to any extent or are insolvent.

Where the CBN after an examination is satisfied that a bank is in a grave situation, it can, among others:

1.	prohibit the bank from extending any further credit facility for any period it deems fit;

2.	suspend any payment or delivery obligation under any contract in respect of which a bank is a party;

3.	transfer a part or whole of the banking business to third-party private purchasers; and

4.	acquire the shares of the failing bank up to a level that guarantees the CBN control of the bank.

The NDIC Act

Established in 1988 under the Nigeria Deposit Insurance Corporation Act Chapter N102 Laws of the Federation of Nigeria, 2004 (as amended) (“NDIC Act”), the Nigeria Deposit Insurance Corporation (“NDIC”) insures all deposit liabilities of licensed banks and other deposit-taking financial institutions operating in Nigeria. The NDIC Act, which repealed the Nigeria Deposit Insurance Corporation Decree of 1988, has since been replaced by the 2023 NDIC Act, which outlines the powers and functions of the NDIC. Under the 2023 NDIC Act, the NDIC guarantees deposit liabilities of financial institutions licensed or authorized to accept deposits from the public in accordance with BOFIA. The 2023 NDIC Act requires all licensed banks and such other financial institutions in Nigeria licensed to engage in deposit-taking business to insure their deposit liabilities with the NDIC, except for: (i) insider deposits (i.e., deposits of staff including directors of the insured institutions), (ii) counterclaims from a person who maintains both deposit and loan accounts, the former serving as a collateral for the loan and (iii) inter-bank placements.

In addition, the NDIC, together with the CBN, supervises insured financial institutions to mitigate risk of failure and manages the resolution process of failing insured financial institutions. The 2023 NDIC Act established the Deposit Insurance Fund for deposit money banks and mobile money operators.

Regulation of Specialized Banks and Other Financial Institutions under the NDIC Act.

Pursuant to Sections 4 and 25 of the 2023 NDIC Act, the NDIC insures deposit and guarantee payments to depositors in case of imminent or actual suspension of payments by insured banks or financial institutions.

In May 2024, the NDIC announced an upward review for various categories of deposit-taking financial institutions licensed by the CBN with immediate effect. The maximum deposit insurance coverage for depositors of deposit money banks has increased from ₦500,000 to ₦5,000,000; microfinance banks from ₦200,000 to ₦2,000,000; primary mortgage banks from ₦500,000 to ₦2,000,000; payment service banks from ₦500,000 to ₦2,000,000 and subscribers of mobile money operators from ₦500, 000 to ₦5,000,000 per subscriber, aligned with deposit money banks’ coverage level.

The AMCON Act

Signed into law in July, 2010, the Asset Management Corporation of Nigeria Act, 2010 (as amended) (“AMCON Act”) was enacted to resolve the banking crisis with minimal impact on depositors, taxpayers, and other bank creditors. The Asset Management Corporation of Nigeria (“AMCON”) was established as a resolution vehicle to help deposit money banks in Nigeria strengthen their capital and liquidity positions, thereby stabilizing the financial system.

The AMCON Act outlines AMCON’s objectives, which include assisting eligible financial institutions in efficiently disposing of eligible bank assets in accordance with the provisions of the AMCON Act, managing and disposing of eligible bank assets acquired by AMCON, and obtaining the best financial returns on acquired assets. Under the AMCON Act, an eligible financial institution means a bank duly licensed by the CBN to carry on the business of banking in Nigeria under the BOFIA and includes a bank or other financial institution, whose banking license has been revoked by the CBN, pursuant to the BOFIA.

INDONESIA REGULATIONS

General Investment Requirements

Generally, investment activities are governed by the Law No. 25 of 2007 on Investments as amended by Law No. 6 of 2023 on Stipulation of Governmental Regulation in Lieu of the Law No. 2 of 2022 on Job Creation into Law (together, the “Investment Law”), and further, the supervision and coordination of such investment activities currently fall under the authority of the Ministry of Investment and Downstream Industry/Investment

Coordinating Board (“BKPM”). The principal requirements for carrying out such investment activities in Indonesia are outlined below:

Indonesia Standard Industrial Classification and Indonesian Positive Investment List

For regulatory and supervisory purposes, the Indonesian Government has established the Standard Classification of Indonesian Business Fields (“KBLI”) based on Central Bureau of Statistics (Badan Pusat Statistik – BPS) Regulation No. 2 of 2020 (“KBLI 2020”), which serves as the official classification of business activities. KBLI correlates with a company’s minimum investment value, licensing requirements, as well as foreign shareholding limitations. Under the Investment Law and Government Regulation No. 28 of 2025 on the Implementation of Risk-Based Business Licensing (“GR 28/2025”), all business sectors are open to investment unless specifically restricted. Moreover, As per Minister of Investment and Downstream Industry Regulation/Head of the Investment Coordinating Board Regulation No. 5 of 2025 on Guidelines and Procedures for the Implementation of Risk-Based Business Licensing and Investment Facilities through the Electronically Integrated Business Licensing System (Online Single Submission) (“MOID Reg 5/2025”), an administrative branch office performs only administrative functions and must be registered through the OSS System. In financial sectors, licensing and investment must comply with sectoral laws. The Fintech Lending business (KBLI 64951) is regulated by the Financial Services Authority (“OJK”) under Financial Service Authority Regulation No. 40 of 2024 on Information Technology-Based Joint Funding Services (the “POJK 40/2024”), Financial Service Authority Circular Letter No. 19/SEOJK.06/2025 on the Implementation of Information Technology-Based Joint Funding Services (the “SEOJK 19/2025”), and related regulations. Under POJK 40/2024, foreign ownership in Fintech Lending Operators cannot exceed 85% of issued and paid-up capital.

Investment Value, Capital Requirement, and Repatriation

The following are the provisions on the minimum investment value and capital requirement for a foreign-owned company (“PMA Company”) pursuant to Article 26 of the MOID Reg 5/2025 Foreign-owned companies (PMA Companies) are categorized as large-scale businesses and must meet a minimum investment value exceeding IDR 10 billion (excluding land and buildings) per 5-digit KBLI and project location. However, under Article 7 (1) of POJK 40/2024, Fintech Lending Operators are required by OJK to have at least IDR 25 billion, except those already licensed before December 27, 2024, who are exempt from this rule (vide Art. 158.a of POJK 40/2024). In addition to the foregoing, both domestic and foreign investors who conduct investments in the form of a limited liability company are prohibited from entering into an agreement and/or statements whereby share ownership in such limited liability company is held on behalf of another party (vide Art. 33 (1) of the Investment Law. The Investment Law also regulates matters regarding repatriation, in which an investor may transfer the assets they own to any party desired by the investor in accordance with the laws and regulations.

Public Offering Provisions Based on Indonesian Law

Provisions governing public offerings are primarily set out under the Law No. 8 of 1995 on the Capital Market, as lastly amended by Law No. 4 of 2023 on the Development and Strengthening of the Financial Sector (“P2SK Law”). However, these provisions apply only to offerings conducted within Indonesia, not to those made outside the country.

Licensing Requirements

General Licensing

Under GR 28/2025, business actors must process the required business licenses (“Business Licensing”) through the system administered by the BKPM, namely the Online Single Submission system (the “OSS System”) (vide Art. 4 (4) of GR 28/2025). However, such Business Licensing can only be processed upon fulfillment of basic requirements (“Basic Requirement”) by the business actor (vide Art. 4 (2) of GR 28/2025).

Basic Requirement

Pursuant to Article 12 (1) of GR 28/2025, the Basic Requirement consists of: (i) Conformity of Spatial Utilization Activities (“KKPR”), (ii) Environmental Approval ( “PL”), and (iii) Building Approval (“PBG”) and Building Worthiness Certificate (“SLF”).

Business	Licensing

Once the business actor has fulfilled the Basic Requirement, the business actor will then be able to process the Business Licensing and/or Business Licensing to Support Business Activities (“PBUMKU”).

i.

Business Licensing. The issuance of the Business Licensing is based on the risk criteria assessed by the BKPM and, therefore, the required Business Licensing is grouped as follows (vide Art. 130-133 of GR 28/2025): (i) Low-Risk Business Activity: Only requires a Business Identification Number (Nomor Induk Berusaha – “NIB”), (ii) Medium-Low Risk Business Activity: Requires an NIB and a Standard Certificate (a self-declaration by the business actor confirming compliance with business standards), (iii) Medium-High Risk Business Activity: Requires an NIB and a Standard Certificate (issued by the relevant authority based on verification of compliance with business standards), and (iv) High-Risk Business Activity: Requires an NIB and a License.

ii.

PBUMKU. Pursuant to Article 135 (1) of GR 28/2025, PBUMKU applies at the operational or commercial stage, determined by the relevant ministry or agency based on business risk. Applications are submitted through the OSS System. The required PBUMKU may differ across sectors, depending on each supervisory authority’s regulations. For example, under Article 2 (1) of Minister of Communication and Informatics No. 5 of 2020 on Electronic System Operator in the Private Sector (“MOCI Reg 5/2020”), every private Electronic System Operator (ESO) must register through the OSS System (vide Art. 3 (2) of the MOCI Reg 5/2020). Accordingly, the electronic system operator’s proof of registration (Tanda Daftar Penyelenggara Sistem Elektronik — “ESO Certificate”) obtained from such registration serves as the relevant PBUMKU for ESOs.

Additionally, pursuant to Articles 12 (1) and 355 of GR 28/2025, non-compliance with the abovementioned requirement to fulfill the Basic Requirements, Business Licensing (Perizinan Berusaha), and/or PBUMKU, shall subject business actors to administrative sanctions ranging from warning letters to revocation of the Basic Requirements and/or Business Licensing. Particularly for Fintech Lending Activities, any individual, corporation, or business entity conducting such activities without a Fintech Lending License is subject to a criminal fine ranging from IDR 1 billion to IDR 5 billion (vide Art. 298 (1) of P2SK Law).

Business-Specific Licensing

Business Licensing of KUFI

Pursuant to the AOA, along with its amendment, as well as its NIB, KUFI only engages in Fintech Lending activities under KBLI 64951, with a paid-up capital of IDR 15 billion, classifying it as a large-scale business. Accordingly, the applicable Business Licensing under the risk classification consists of: (i) an NIB; and (ii) a License. In addition, given that KUFI ’s main business activity is Fintech Lending, the relevant license required to be obtained by KUFI is a business license from the OJK (“Fintech Lending License”) (vide Art. 10 (1) of POJK 40/2024).

Registration as a Private Electronic System Operator for Fintech Lending Operators

Pursuant to Article 1 point 1 of POJK 40/2024, Fintech Lending is defined as the provision of financial services to connect funders (“Funder”) with recipients of funds (“Fund Recipient”) in carrying out funding, either conventionally or based on sharia principles, directly through an electronic system utilizing the internet. In line with this, Article 11 (1) of POJK 40/2024 mandates that a Fintech Lending Operator register as an Electronic

System Operator (ESO) within 30 (thirty) calendar days from the issuance of its Fintech Lending License by the OJK. Violation of the obligation to register the electronic system of the Fintech Lending Operator shall be subject to administrative sanctions ranging from written warnings, suspension of part or all business activities, to an administrative fine. (vide Art. 13 (1) of POJK 40/2024).

Fintech Lending Business Activities and OJK Compliance

Under POJK 40/2024, every Fintech Lending Operator is required to comply with, among others

No.	Compliance	Reference
1.	Fintech Lending Activities. A Fintech Lending Operator may only conduct activities related to Fintech Lending, which include the provision, management, and operation of Fintech Lending (“Fintech Lending Activities”). It may engage in certain other activities, namely (“Other Activities”): (i) distribution partner for government securities; (ii) cooperating in providing informative services; and/or (iii) other OJK-approved activities, provided that: (i) activities are included in its business plan; (ii) soundness level of at least composite rating 2 (two); (iii) equity level of at least IDR 12.5 billion; and (iv) it is not under administrative sanctions restricting or suspending its business. Furthermore, Fintech Lending Activities may take the form of Productive Funding and/or Consumptive Funding.	POJK 40/2024: Art. 130 (1); Art. 130 (2); and Art. 136 (1).

2.	Controlling Shareholder(s). Fintech Lending Operator is required to stipulate at least 1 (one) controlling shareholder (“Controlling Shareholder”), which may be a legal entity, individual, and/or business group that meets one of the following criteria: (i) holds 25% or more of the total issued shares with voting rights in the Fintech Lending Operator; or (ii) holds less than 25% of the total issued shares with voting rights but can be proven to exercise control, whether directly or indirectly, over the Fintech Lending Operator. If multiple shareholders meet the criteria of Controlling Shareholders, the Fintech Lending Operator must designate all of them as such. No party may serve as a Controlling Shareholder in >1 Fintech Lending Operator.	POJK 40/2024: Art. 4 (1) – (2); Art. 4 (4); and Art. 5 (1) – (2).

3.	Capital Requirement. A Fintech Lending Operator must have a minimum issued and paid-up capital of IDR 25 billion, fully paid in cash and placed as a time deposit under the Fintech Lending Operator’s name at a commercial or sharia bank in Indonesia. The capital cannot come from loans or any sources linked to money laundering, terrorism financing, or other financial crimes. This capital requirement does not apply to Fintech Lending Operators already licensed before the regulation took effect. However, if a change of ownership results in an acquisition, the Fintech Lending Operator must increase its capital to IDR 25 billion, unless the acquisition occurs due to inheritance.	POJK 40/2024: Art. 7 (1) – (2); Art. 8 (1); Art. 58 (5) – (6); and Art. 222.

4.	Shareholder Requirement. A Fintech Lending Operator can be owned by the Indonesian government, regional governments, Indonesian citizens or entities, and foreign citizens or entities. However, foreign legal entities must partner with an Indonesian party, and foreign individuals can only own shares through capital market transactions. Foreign ownership is limited to a maximum of 85% of paid-up capital, unless the Fintech Lending Operator was licensed before POJK 40/2024.	POJK 40/2024: Art. 3 (1), (3)- (6)

No.	Compliance	Reference

5.

a.  Fit and Proper Assessment. Fintech Lending Operator must obtain OJK’s prior approval for any Key Person, including the Controlling Shareholder, members of the BOD, members of the BOC, and members of the DPS (“Key Person”), before they assume their roles and responsibilities;

b.  Reassessment. In the event a Key Person is indicated to be involved in and/or responsible for issues relating to integrity, financial soundness, financial reputation, and/or competence, OJK shall conduct a reassessment of the Key Person.

POJK 40/2024: Art. 49 (1) – (3); and Art. 50 (1) – (2).

6.	Certification. Fintech Lending Operators must ensure that their BOD, BOC, and senior officials hold competency certificates from an OJK-registered fintech certification body. Until such a body exists, certification may be done through the Fintech Lending Association (Asosiasi Fintech Pendanaan Bersama Indonesia — AFPI).	POJK 40/2024: Art. 51 (1) and (3); and Art. 223 (1).

7.	The BOD of the Fintech Lending Operator. A Fintech Lending Operator must have at least 2 Directors, with at least 1⁄2 having 2 years of managerial experience in credit, finance, or risk management. Directors cannot hold multiple positions in other companies, except as commissioners in up to 3 companies. If foreign ownership is < 25%, all Directors must be Indonesian citizens; if 25% or more, at least 1⁄2 must be Indonesian. All Directors must reside in Indonesia and foreign Directors must have valid work and stay permits.	POJK 40/2024: Art. 196.

8.	The BOC of the Fintech Lending Operator. A Fintech Lending Operator must have at least one Commissioner and no more than the number of Directors. At least half of the Commissioners must have two years of managerial experience in financial services. Commissioners may hold positions in up to three other companies, except when serving in both conventional and sharia Fintech Operators. If foreign ownership is 25% or more, at least half of the Commissioners must be Indonesian citizens and domiciled in Indonesia. Foreign Commissioners living in Indonesia must have valid work and stay permits.	POJK 40/2024: Art. 197.

9.	Manpower in the Field of Information Technology. A Fintech Lending Operator is required to employ qualified personnel with the capability to develop, modify, and delete the system electronic used by the Fintech Lending Operator. Such personnel must have: (i) At least 3 years of experience; and (ii) Expertise in the field of information technology.	POJK 40/2024: Art. 52 (1) – (2)

10.	The Use of Foreign Workers. A Fintech Lending Operator must obtain OJK approval before hiring foreign workers and include the plan in its business plan. Foreign workers can only serve in IT expert or consultant roles, one level below the BOD, for up to two years, extendable once. The Fintech Lending Operator must provide training programs for local employees, assign one Indonesian counterpart per foreign worker, and report the training implementation to OJK annually.	POJK 40/2024: Art. 53; Art. 55; and Art. 214.

11.	The Use of Outsourced Workers. A Fintech Lending Operator may outsource certain tasks but cannot outsource funding feasibility assessments or IT operations such as user or database management. However, IT development may be outsourced. The third party must be an Indonesian legal entity, registered with the relevant association, maintain the Fintech Lending Operator’s reputation, and comply with manpower laws.	POJK 40/2024: Art. 56 (1), (3), (4), (5), and (7).

No.	Compliance	Reference

12.

a.  Change of Ownership Resulting in an Acquisition. Any ownership changes that result in a new controlling shareholder — either directly in the Fintech Lending Operator or in its parent company — requires OJK’s prior approval. After approval, the Fintech Lending Operator must hold a GMS within 60 business days to approve the change, or the approval may be revoked.

b.  Change of Ownership. Ownership changes not involving a controlling shareholder only need to be reported to OJK within 20 business days via the OJK system.

If a Change of Ownership Resulting in an Acquisition or Change of Ownership occurs due to an increase in issued and paid-up capital, it may only be made through cash contributions, conversion or transfer of retained earnings or loans, or bonus shares. In relation to the foregoing, OJK requires that any change of ownership must be set out in the business plan.

POJK 40/2024: Art. 58 (1) – (2), (4), and (7); Art. 59 (1); Art. 61 (1) – (2); Art. 63 (1); and Art. 214.

13.	Certain Amendments of the AOA, Changes in BOD, BOC, and/or DPS. A Fintech Lending Operator must report any amendment to its Articles of Association — such as changes to its business purpose, name, or head office — to OJK within 15 business days of receiving approval or notification from the relevant authority. Similarly, any change in the composition of the BOD, BOC, or DPS must also be reported to OJK within 15 business days after it is recorded by the authority	POJK 40/2024: Art. 65 (1); and Art. 67 (1).

14.	Membership of an Association. In carrying out its activities, any Fintech Lending Operator must be registered as a member of a Fintech Lending Operator association registered with OJK, namely AFPI (“Fintech Lending Association”), within 6 (six) months from the issuance of its Fintech Lending License by OJK, and to comply with the code of ethics and code of conduct issued by the Fintech Lending Association.	POJK 40/2024: Art. 80 (1) – (2); and Art. 84 (4).

15.	Obligation to Incorporate Fintech Lending Activities in the Articles of Association. Every Fintech Lending Operator must incorporate its Fintech Lending Activities into its Articles of Association.	POJK 40/2024: Art. 135.

16.

Eligible Funders and Fund Recipient. Fintech Lending Operator can only channel Funding from and to, by adhering to the following:

a.  Funders may originate from within or outside Indonesia, consisting of:

i.   Professional Funders: (i) Indonesian citizens, at least 18 years old or have married and earning gross income of more than IDR 500 million annually, with the maximum amount of Funding not exceeding 20% of their annual income per Fintech Lending Operator; (ii) Foreign citizens; (iii) Indonesian legal entities; (iv) Foreign legal entities; (v) Indonesian business entities; (vi) Foreign business entities; and/or (vii) International institutions.

ii.  Non-professional Funders: Indonesian citizens , at least 18 years old or have married and are earning gross income less than or equal to IDR 500 million annually, with the maximum amount of Funding not exceeding 10% of their annual income with any single Fintech Lending Operator.

(This provision shall only take effect no later than January 1, 2026 for Funders engaging in new Funding or Fund Recipients extending existing Funding.)

POJK 40/2024: Art. 138 (1); and Art.139 (1) – (2). SEOJK 19/2025: Point XI.2; Point XI.4; Point XI.6; and Point XXI.1.

No.	Compliance	Reference

b.  Fund Recipients. A Fintech Lending Operator is prohibited from providing Fundings other than to Fund Recipients domiciled within Indonesia, which consist of: (i) Indonesian citizens, (ii) at least 18 years old or have married, (iii) have an average gross income of at least IDR 3 million and (iv) utilize their own device in the Funding process (this provisions shall only take effect no later than January 1, 2026).

17.

a.  Maximum Funding Limit for Funding Recipients. The maximum amount of both Consumptive Funding and Productive Funding for each Fund Recipient is IDR 2 billion. This can increase to IDR 5 billion for productive funding if the Fintech Lending Operator’s non-performing funding ratio is below 5% over the past six months, and it is not under OJK sanctions.

b.  Maximum Funding Limit for Funders and Their Affiliates. Each Funder and its affiliates may provide funding of up to 25% of the total outstanding funding position at the end of the month, except for OJK-supervised financial institutions, which may fund up to 75%.

POJK 40/2024: Art. 137 (1), (2), (4) – (7).

18.

Maximum Economic Benefit of Funding for Fintech Lending Operators

Fintech Lending Operators must comply with limits on the maximum economic benefit they may charge in facilitating Funding, which includes all forms of return, such as interest, margin, profit-sharing, administration or platform fees, commissions, or other similar charges, but excludes late payment penalties, stamp duty, electronic signature fees, and taxes. For Productive Funding, if the Funding value is up to IDR 50 million, the maximum rate is 0.275% per day for tenors up to six months, and 0.1% per calendar day for tenors of more than six months. If the Funding value exceeds IDR 50 million, the maximum rate is 0.1% per calendar day, regardless of the tenor. For Consumptive Funding, the maximum rate is 0.3% per calendar day for tenors up to six months and 0.2% per calendar day for tenors of more than six months. Overall, the total of all economic benefits and late payment penalties must not exceed 100% of the total Funding value.

POJK 40/2024: Art. 140 (1) - (2) SEOJK 19/2025: Point XIV.3; Point XIV.4; and Point XIV.5.

19.

Transparency in the Operation of Fintech Lending

a.   A Fintech Lending Operator must ensure that Funders and Fund Recipients understand all risks prior to providing Funding. To ensure such understanding, the Fintech Lending Operator must require the Funder and Fund Recipient to fill in a statement of risk acknowledgment. However, this provision shall only take effect no later than January 1, 2026 for: (i) User(s) engaging in new Funding; or (ii) User(s) extending existing Funding.

b.  In addition, Fintech Lending Operator must disclose the following information regarding: (i) the amount of Funding; (ii) the term of Funding; (iii) payment schedule; (iv) overall costs, including the economic benefits of the Funding, prior to the User candidate deciding to apply for or provide Funding, whereby such information constitutes an integral part of the product and/or service information summary.

POJK 40/2024: Art. 142 (7) – (10). SEOJK 19/2025: Point VI.7; and Point XX.1.

No.	Compliance	Reference

20.	Fintech Lending Agreements. Fintech Lending must be governed by two agreements: a Funder Agreement between the Fintech Lending Operator and the Funder, and a Fund Recipient Agreement between the Funder and the Fund Recipient. The Funder Agreement, executed electronically, must include: number and date, party identities, rights and obligations, funding amount, economic benefit, fees, term, penalties, personal data usage, collection methods, default mitigation, dispute resolution, and procedures if the Fintech Lending Operator ceases operations. The Fund Recipient Agreement, also electronic, must include: number and date, party identities, rights and obligations, funding amount, economic benefit, installment details, term, collateral (if any), costs, penalties, personal data usage, dispute resolution, and procedures if the Fintech Lending Operator ceases operations. The Fintech Lending Operator must allow both Funders and Fund Recipients to download and receive a copy of their agreement and ensure that all Users have read and understood the Funding Agreements before signing.	POJK 40/2024: Art. 143; Art. 144 (1) - (3), and (6); Art. 145 (1) - (3), and (6); Art. 146; and Art. 227 (1) - (2).

21.	Risk Mitigation by the Fintech Lending Operator. A Fintech Lending Operator is required to implement risk mitigation measures consisting, at a minimum, of: (i) risk analysis of the Funding proposed by the Fund Recipient; (ii) verification of the User’s identity and authenticity of documents; and (iii) collection of Funding disbursed optimally.	POJK 40/2024: Art. 148 (1) - (2).

22.	Credit Scoring. A Fintech Lending Operator must conduct credit scoring for every Funding disbursement and prepare credit scoring guidelines approved by its BOD. Fintech Lending Operators already licensed when POJK 40/2024 came into force must prepare and adopt such guidelines no later than June 27, 2025. The guidelines must be submitted to OJK at least once and within 10 business days after any amendment. Additionally, the Fintech Lending Operator must make the guidelines available during OJK’s verification and/or validation process.	POJK 40/2024: Art. 150 (1); Art. 151 (1) - (2); Art. 152 (4); and Art. 229. SEOJK 19/2025: Point XIII.7.

23.	Escrow Account, Virtual Account, Fund Account, and Other Fund Transfer Media. A Fintech Lending Operator must use two types of accounts for transactions: an Escrow Account, a bank account in the Fintech Lending Operator’s name used only for receiving and sending funds between Users, and a Virtual Account, which links each User to the Escrow Account for specific transactions. All Funding transactions must go through these accounts or a payment gateway, not the Fintech Lending Operator’s regular bank account. Funders send money via a Virtual Account or payment gateway into the Escrow Account before it reaches the Fund Recipient, while Fund Recipients repay through the same channels back to the Escrow Account and then to the Funder. Even if a Funder has a designated fund account, funds must still go through the Virtual Account or payment gateway first.	POJK 40/2024: Art. 1.33; Art. 1.34; and Art. 153 (1) - (2). SEOJK 19/2025: Point XI.6.c; and Point XI.7.

24.	Electronic Signatures. The following agreements must be executed using electronic signatures secured with an electronic certificate: (i) the Funder Agreement and Fund Recipient Agreement; and (ii) any other agreements that, under prevailing laws and regulations, are required to use such certified electronic signatures.	POJK 40/2024: Art. 154 (1).

25.	Cooperation between Fintech Lending Operators and Third Parties. A Fintech Lending Operator may cooperate with financial or non-financial institutions, such as data providers or partners, as long as the partner is registered, licensed, or recognized by OJK or another authority, the cooperation is formalized in a written agreement, included in the business plan, and conducted with an Indonesian legal entity. Cooperation involving information services, risk mitigation, or outsourcing	POJK 40/2024: Art. 156 (1), (3) - (4); and Art. 157 (1), (2), (4) - (6).

No.	Compliance	Reference
must be reported to OJK within five business days. If informative services are integrated into the Fintech Lending Operator’s electronic system, they may only involve financial institutions supervised by OJK. Data-sharing cooperation is allowed to improve lending quality, but it must be documented in a confidentiality agreement specifying the parties, data types, permitted uses, rights and obligations, liabilities, and data retention. All such cooperation must be reported to OJK and comply with personal data protection laws.

26.	Prohibition for Fintech Lending Operator. A Fintech Lending Operator is prohibited from engaging in activities outside their regulated scope, including acting as Funders or Fund Recipients, representing Funders in providing funding, or enabling members of their management, employees, shareholders, or affiliates to act as Funders or Fund Recipients. They are also restricted from providing guarantees, issuing debt securities, obtaining loans, offering investment recommendations, publishing false or misleading information, or directly contacting users without consent. Additionally, they may not charge fees for complaint handling, induce other financial institutions to breach regulations, raise public funds in forms similar to deposits, engage third parties to manage Funder funds, or conduct funding practices deemed unsound.	POJK 40/2024: Art. 158.

27.	Equity Participation by Fintech Lending Operators. A Fintech Lending Operator may not make direct investments, except in: (i) financial services companies in Indonesia; and/or (ii) companies related to Fintech Lending activities. If such direct investments are made, the total amount must not exceed 20% of the Fintech Lending Operator’s Equity Level. Investments in entities within the same group must not exceed 10% of the Fintech Lending Operator’s Equity Level. The foregoing limit provisions do not apply to investments in sharia-based Fintech Lending Operators. Lastly, the implementation of the direct investment provisions will take effect no later than December 27, 2025.	POJK 40/2024: Art. 155 (1) - (3), and (5); and Art. 230.

28.

Electronic System, Data and Information Management, and Emergency Contact

a.  Electronic System. A Fintech Lending Operator must use an electronic system to conduct its Fintech Lending Activities. The system must be owned, controlled, and managed by the Fintech Lending Operator, and registered under applicable laws, i.e., ESO Certificate. The Fintech Lending Operator may only have one electronic system per device type and one website address for its operations. Such electronic system must at least include: (i) the Fintech Lending Operator’s name; (ii) Logo; (iii) Name of the electronic system; (iv) Profiles of all BOD, BOC, DPS, and shareholders; (v) Funding performance; (vi) Information that the Fintech Lending Operator is licensed and supervised by OJK; and (vii) A warning regarding the risks of Fintech Lending Activities.

b.  Data and Information Management. A Fintech Lending Operator must: (a) protect the confidentiality, integrity, and availability of personal, transaction, and financial data from collection to deletion; (b) ensure authentication, verification, and validation to prevent repudiation; (c) obtain the data owner’s consent before collecting, using, or disclosing data (unless otherwise required by law); and (d) Notify data owners in writing if a data breach occurs. The Fintech Lending Operator may only access a User’s camera, location, and microphone.

POJK 40/2024: Art. 160 (1) - (3) Art. 142 (1) - (2), and (5) - (6); Art. 161 (1); SEOJK 19/2025: Point VII.1; Point VIII.1; Point VIII.2; and Point VIII.3.

No.	Compliance	Reference

c.   Emergency Contact. The use of emergency contact is only intended to confirm the whereabouts of the Fund Recipient and must not be used for collecting Funding from the owner of the emergency contact data. A Fintech Lending Operator must (i) confirm and obtain consent from the owner of the emergency contact data for the use of such emergency contact; and (ii) document such confirmation and consent.

29.

Personal Data

a.   A Fintech Lending Operator must obtain consent from personal data owners before collecting or using their data. Data owners have the right to access and obtain copies of their personal data.

b.  Data owners may also request corrections, additions, or deletions of their personal data through a written request.

c.   The Fintech Lending Operator must retain personal data for at least 5 (five) years after the business relationship ends.

d.  Unless otherwise required by law, data owners may request deletion of their data. Fintech Lending Operators must provide a deletion mechanism, including communication channels, user-accessible deletion features, and records of deletion requests.

e.   Personal data may be deleted if: (i) collected or processed without consent or unlawfully; (ii) no longer aligns with the original purposes; (iii) its use exceeds the agreed period; (iv) its display causes harm to the owner; or (v) the business relationship has ended and is not otherwise governed by an agreement.

POJK 40/2024: Art. 164 (1), and (4) - (5); and Art. 165 (1) - (5).

30.	Audit Trail. A Fintech Lending Operator must maintain an audit trail of all activities in its electronic system and ensure its Information Technology infrastructure supports this function. The audit trail is used for supervision, law enforcement, dispute resolution, verification, testing, and other relevant purposes.	POJK 40/2024: Art. 162 (1) - (3).

31.	Security System. A Fintech Lending Operator must secure its electronic system to prevent disruptions, failures, and losses. The security system must include (i) procedures, (ii) prevention mechanisms, and (iii) countermeasures against threats and attacks that may cause such disruptions. Additionally, the Fintech Lending Operator must obtain an information security management system certificate with a comprehensive scope within 6 (six) months after obtaining its Fintech Lending License from OJK.	POJK 40/2024: Art. 163 (1) - (2), and (4) - (5).

32.	Soundness Level. A Fintech Lending Operator must maintain a soundness level rating of at least composite rank 3 based on the following factors: (i) capital; (ii) funding; (iii) profitability; (iv) liquidity; and (v) management.	POJK 40/2024: Art. 167 (1) - (2).

33.	Consumer and Public Protection. A Fintech Lending Operator is required to implement the principle of consumer and public protection in carrying out its business activities.	POJK 40/2024: Art. 179 (1).

34.	Anti-Money Laundering, Prevention of Terrorism Financing, and Prevention of Financing of Proliferation of Weapons of Mass Destruction. Fintech Lending Operators are required to implement effective Anti-Money Laundering (“AML”), Counter-Terrorism Financing (“CTF”), and Prevention of Financing the Proliferation of Weapons of Mass Destruction (“CPF”) programs.	POJK 40/2024: Art. 180 (1) - (2).

No.	Compliance	Reference

35.	Antifraud Strategy. A Fintech Lending Operator is required to formulate and implement an effective antifraud strategy.	POJK 40/2024: Art. 181 (2).

36.

Reporting by a Fintech Lending Operator

a.   A Fintech Lending Operator may open branch offices (without operating new electronic systems). It must report openings to OJK within 10 business days and notify OJK 15 business days before any closure. Both must be included in the business plan.

b.  Changes to the company or system name must be included in the annual business plan, and the BOD must report the realization of such change to OJK.

c.   If the head office or branch office address changes, OJK must be notified within 15 business days, and the change must first be included in the business plan.

d.  Any change to the business model or device operating system must be included in the business plan and reported to OJK within 15 business days after implementation, along with supporting documents.

e.   The Fintech Lending Operator must submit daily funding transaction data to OJK, covering user information, transaction details, and funding quality.

f.   A Fintech Lending Operator must submit both periodic and incidental reports to OJK, which consist of: (i) Monthly Report: Submitted within 10 calendar days after the reporting period, covering financial, operational, and performance data, (ii) Annual Financial Statements: Audited by an OJK-registered accountant, submitted by April 30, and published within a month thereafter, (iii) Incidental Reports: Reports on matters such as fraud or internal audits, to be submitted within 6 business days of the incident.

g.  Fintech Lending Operators must implement GCG principles across all operations, supported by written policies and procedures. An annual GCG implementation report must be submitted to OJK by April 30,, detailing practices and corrective action plans.

POJK 40/2024:

Art. 182 (1) - (3);

Art. 183 (1) - (2);

Art. 184 (1) - (3);

Art. 185 (1) - (2);

Art. 186 (1) - (3);

Art. 187 (1), (2), and (5);

Art. 188 (1)- (2);

Art. 189 (3) - (5), and (9) - (10);

Art. 192 (1);

Art. 192 (6);

Art. 193 (1);

Art. 194 (1), (2), and (4);

Art. 195; and

Art. 214 (1).

SEOJK 19/2025:

Point III.4.

37.	General Meeting of Funders. A Fintech Lending Operator must establish guidelines for the convening of the general meeting of Funders, which shall include: (i) procedures for implementation; (ii) mechanism; and (iii) guidelines for the general meeting of Funders. In addition, the Fintech Lending Operator must carry out the general meeting of Funders in accordance with such guidelines.	POJK 40/2024: Art. 199 (1), (2), and (4).

38.	Internal Audit. A Fintech Lending Operator must conduct an internal audit at least once every year and establish an internal audit unit staffed by at least one person with relevant auditing expertise or background. This internal audit unit must report directly to the BOD and/or BOC.	POJK 40/2024: Art. 200 (1) - (3).

39.	Implementation of Risk Management. A Fintech Lending Operator must implement effective risk management, which includes: (a) active supervision by the BOD, BOC, and DPS; (b) adequate risk management policies, procedures, and limits; (c) sufficient processes for identifying, measuring, controlling, and monitoring risks, supported by a proper information system; and (d) a comprehensive internal control system. In doing so, the Fintech Lending Operator must also establish written risk management implementation guidelines.	POJK 40/2024: Art. 202 (1) - (2), and (4).

No.	Compliance	Reference

40.	Beneficiary Owner. A Fintech Lending Operator must identify its beneficial owner and report any determination or change thereof to OJK no later than 10 (ten) business days after such determination or change. In addition, OJK may itself designate a party as the beneficial owner if that party meets the applicable criteria.	POJK 40/2024: Art. 215 (1), (3) - (4).

41.	Business Plan. A Fintech Lending Operator must include several matters in its business plan, among others, plans to: (i) conduct Other Activities; (ii) employ foreign workers; (iii) make a Change of Ownership; (iv) cooperate with financial or non-financial institutions; (v) close a branch office; (vi) change its name or electronic system name; (vii) change the address of its head or branch office; and/or (viii) change its business model or device operating system. All non-bank financial service institutions, including Fintech Lending Operators, are required to prepare and submit an annual business plan to OJK by November 30, before the plan year. The business plan must at least include an executive summary, evaluation of the previous plan, vision, mission, business strategy, management, and operational plans (covering business activities, capital, office networks, HR, and IT), projected financial statements and assumptions, key ratios, and other relevant information.	POJK 40/2024: Art. 131 (1); Art. 53 (2); Art. 58 (7); Art. 156 (1); Art. 183 (2); Art. 184 (2); and Art. 186 (2). POJK 24/2019: Art. 8 (1) - (2) SEOJK 21/2020: Point II.1; and Point II.2.

Under POJK 40/2024, non-compliance with the above-mentioned compliance provisions shall subject the Fintech Lending Operator to administrative sanctions ranging from warning letters, suspension of part or all business activities, restriction of certain business activities, downgrade of risk rating result, revocation of approval, prohibition from serving as Controlling Shareholder, member of the BOD, BOC, and/or Administrative fine.

Mandatory Investment Report (“LKPM”)

In relation to the investment activities that are being conducted in Indonesia, Article 5 point c of the MOID Reg 5/2025 stipulates that, among others, every business actor is obliged to submit LKPM. However, the submission of such LKPM for Large-scale business is required to submit LKPM to the BKPM every 3 (three) months (vide Art. 286 of the MOID Reg 5/2025). Furthermore, Article 285 of MOID Reg 5/2025 requires businesses to submit such LKPM for each business activity and location carried out by the company, regardless of primary or supporting business activities. Pursuant to Article 364 (3) in conjunction with Article 5 point c of MOID Reg 5/2025, failure to comply or fulfill the obligations to submit LKPM to the MOI/BKPM shall subject such company to administrative sanction.

Employment Licenses, Work Safety And Health Requirements, And Employee Social And Health Insurance

General Employment Regulations

Pursuant to Article 56 (10) of Law No. 13 of 2003 on Manpower as partially amended by Law No. 6 of 2023 on Stipulation of Governmental Regulation in Lieu of the Law No. 2 of 2022 on Job Creation into Law (the “Manpower Law”) an employment agreement is categorized into:

a.

Definite-term Employment Agreement (“PKWT”). Pursuant to Articles 57 – 59 of the Manpower Law, a PKWT must be made in writing, and it cannot stipulate a probationary period. Further, PKWT cannot be made for work that is permanent in nature and may only be established for specific types of work that, based on their nature, type, or activities, are expected to be completed within a certain period. In addition, pursuant to Article 8 (1) of Government Regulation No. 35 of 2021 on Definite-term Employment Agreement, Outsourcing, Working Hours and Rest Periods, and Termination of Employment (“GR 35/2021”), PKWT can only be made for a maximum period of 5 (five) years and PKWT must be registered by the employer with the MOM (vide Art. 14 (1) of GR 35/2021).

b.

Indefinite-term Employment Agreement (“PKWTT”). Pursuant to Articles 60 and 63 of the Manpower Law, a PKWTT may include a probationary period of up to 3 (three) months. During this probationary period, employers are prohibited from paying wages below the applicable minimum wage. If a PKWTT is made verbally, the employer must issue an appointment letter to the respective employee.

Other than PKWT and PKWTT, Article 64 of the Manpower Law allows a company to delegate part of its work to another company through a written outsourcing agreement. Based on the outsourcing agreement, the employee is technically employed by the service provider, but works at the company as an outsourced worker. A contract for outsourcing work must also be made in writing and include a transfer of employment protection rights.

Minimum Wage Regulations

In Indonesia, minimum wage regulations are determined at the provincial or district level rather than being standardized nationwide. Pursuant to Article 88 point C of the Manpower Law, the Governor is required to set the provincial minimum wage and may set the district/city minimum wage. Employers (the Company) are prohibited from paying wages lower than the minimum wage. Failure to comply with this provision is subject to criminal charges under Article 185 of the Manpower Law, which include imprisonment for a minimum of 1 (one) year and a maximum of 4 (four) years and/or a fine of at least IDR 100 million and at most IDR 400 million.

Employment Licenses

Pursuant to Article 42 of the Manpower Law in conjunction with Article 6 of Government Regulation No. 34 of 2021 on Recruitment of Foreign Workers (“GR 34/2021”), employers intending to hire foreign workers must obtain a Foreign Workers Recruitment Plan (RPTKA) validated by the Ministry of Manpower (MOM). After securing the RPTKA, employers are also required under Article 27 of GR 34/2021 to obtain a Limited Stay Permit (ITAS) for their foreign employees. Furthermore, as stipulated under Article 32 of GR 34/2021, employers must submit annual reports to the MOM covering (i) utilization of foreign workers, (ii) training for counterpart workers, and (iii) transfer of technology and skills. Failure to comply may result in administrative sanctions under Article 36 of GR 34/2021. Additionally, under Law No. 7 of 1981 on Mandatory Manpower Reporting, all companies in Indonesia must submit an annual manpower report (WLKP) to the relevant authority. Non-compliance may result in fines of up to IDR 1 million or detention of up to three months for repeated violations, pursuant to Article 10 of the Manpower Report Law. Meanwhile, companies employing at least 10 employees are required to establish and ratify company regulations, which remain valid for two years following MOM approval (vide Art. 111 of the Manpower Law). Violation of these obligations may lead to criminal sanctions in the form of fines ranging from IDR 5 million to IDR 50 million, as provided under Article 188 of the same law. Lastly, pursuant to Article 87 of the Manpower Law in conjunction with GR 50/2012, companies with at least 100 employees or whose operations pose occupational risks are required to implement an Occupational Health and Safety Management System (SMK3). Failure to do so constitutes a breach subject to administrative sanctions as set out in Article 190 of the Manpower Law.

Employee Social and Health Insurance

Pursuant to Articles 14 and 15 of the Law No. 24 of 2011 on the Agency of Employee Social Security (Badan Penyelenggaran Jaminan Sosial – “BPJS”), as lastly amended by Law No. 6 of 2023 on Stipulation of Governmental Regulation in Lieu of the Law No. 2 of 2022 on Job Creation into Law (the “BPJS Law”), any Indonesian company as an employer is obliged to register itself and its workers (who work for a minimum of 6 (six) months in Indonesian territory) for BPJS. In addition, the BPJS itself is classified into (vide Arts. 5 and 6 of the BPJS Law): (i) Employment BPJS covers programs such as: (a) work accident security; (b) old age security; (c) pension security; (d) casualty security; and (e) loss of job security, and (ii) Health BPJS, which conducts health security for the workers. The non-compliance with this obligation shall be subject to administrative sanctions. The Government has now issued GR 37/2021, which sets out further provisions on the organization of the unemployment insurance program (“JKP”), a program that guarantees workers who have been laid off to obtain certain benefits. Pursuant to Article 2 of GR 37/2021, employers are required to register their workers as members of the JKP program. Further, based on Article 37 of GR 37/2021, all employers (with the exception of micro-scale employers) that fail to register their workers under the JKP program will result in their having to provide the following benefits to workers if they are terminated: (i) Cash payments, in accordance with the provisions elaborated upon in the table below; and (ii) Work training.

AML/OFAC Compliance

AML Compliance

Under Articles 2 – 5 of Law No. 8 of 2010 on the Prevention and Eradication of Money Laundering Crime (“AML Law”), money laundering involves handling assets derived directly or indirectly from criminal activities (“Proceeds of Criminal Acts”), including corruption, bribery, narcotics, terrorism, fraud, prostitution, or any other offense punishable by at least four years of imprisonment, whether committed inside or outside Indonesia. A crime is categorized as money laundering when it involves (i) placing or transferring assets suspected to originate from criminal acts to conceal their origin, (ii) disguising the source, ownership, or transfer of such assets, or (iii) receiving, controlling, or using assets suspected to be criminal proceeds. Since the source of funds is crucial in determining potential money laundering, the Indonesian Financial Transaction Reports and Analysis Center (PPATK) serves as the competent authority for monitoring and enforcement. Pursuant to Article 23 (1) of the AML Law, financial service providers, including Fintech Lending Operators, are obligated to report to PPATK any (i) suspicious financial transactions, (ii) cash transactions of IDR 500 million or more (or foreign currency equivalent) in a single or aggregated day, and (iii) cross-border fund transfers.

Anti-Bribery Compliance

Law No. 31 of 1999 on Eradication of Corruption, as lastly amended by Law No. 19 of 2019 on the Second Amendment to Law No. 31 of 1999 on Eradication of Corruption (together, the “Corruption Law”) categorizes corruption into seven forms, including bribery. Pursuant to the Corruption Law, the bribery offenses are specified as follows: (i) Bribing state officials to act against their duties and a judge or legal representative to influence the case results in, (ii) Officials receiving undue gifts due to their position, (iii) Gratifications linked to official duties are deemed bribes, (iv) Offering gifts or promises to state officials to leverage their authority. The law primarily targets corruption involving state officials and finances. Under Article 20 (1) of the Corruption Law, corporate management may also be held accountable for corruption committed by their company. A company is required to abide by the good corporate governance principle (prinsip tata kelola perseroan yang baik).

CTF Compliance

Under Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing Crime (the “CTF Law”), terrorism financing (TF) involves intentionally providing, collecting, or lending funds — directly or indirectly — for use in terrorist acts, organizations, or by terrorists, as well as conspiring, assisting, or organizing others to do so. Corporations may also be held liable if TF crimes are conducted or ordered by their controlling personnel, serve corporate purposes, or benefit the corporation, with penalties of up to IDR 100 billion and possible additional sanctions. Furthermore, only financial service providers (including Fintech Lending Operators) are legally required to report Suspicious Financial Transactions Related to Terrorism Financing to PPATK, which include transactions intended or known to fund terrorism or involving individuals or entities listed as suspected terrorists or terrorist organizations.

Personal Data Protection Law Compliance

Definition, Type, and Parties of Personal Data

Pursuant to Article 1 of Law No. 27 of 2022 on Personal Data Protection (“PDP Law”), Personal Data is any information about an individual that can identify them, directly or indirectly. It can be specific (e.g., health, biometric, genetic, financial data) or generic (e.g., name, gender, citizenship). The main parties are: the Data Subject (the individual), the Data Controller (who decides how data is used), and the Data Processor (who processes data on behalf of the Controller). Each can be an individual or a company. Data Subject Rights, under Articles 5–13 of the PDP Law, Data Subjects can control their Personal Data. They can access, correct, delete, or request destruction of data, withdraw consent, object to automated decisions, limit processing, claim compensation for violations, and securely transfer their data between Controllers. Data Controller Obligations, under Articles 20–56 of the PDP Law, a Data Controller must handle Personal Data legally, fairly, and transparently. They must inform Data Subjects about data use, correct inaccuracies quickly, keep data secure, and stop processing if consent is withdrawn. Data must be deleted or destroyed when no longer needed or upon request, and authorities must be notified of deletion or breaches. Controllers must appoint Data Protection Officers if required, safeguard cross-border transfers, and ensure overall compliance with the law. Personal Data Processing, data must be processed based on a valid legal basis, such as: consent, contractual obligations, legal requirements, vital interests, public duties, or legitimate interests balanced with the Data Subject’s rights (vide Art. 20 (1) – (2) of the PDP Law). Termination, Deletion, and Destruction of Personal Data, under Articles 42 — 44 of the PDP Law, Data processing must stop when the purpose is achieved, the retention period ends, or the Data Subject requests it. Data must be deleted if it’s no longer needed, consent is withdrawn, or was collected unlawfully, and destroyed if retention expires, requested by the Data Subject, or obtained illegally. Data Breach, under the PDP Law, in case of a breach (loss, alteration, disclosure, or unauthorized access), the Data Controller must notify affected parties and the Ministry of Communication and Digital within 72 hours, explaining the cause, affected data, and mitigation steps. If public services or public interest are affected, the breach must also be publicly disclosed. Data Protection Officer, pursuant to Article 53 (1) of the PDP Law, the Data Controller and Data Processor must appoint a Data Protection Officer (“DPO”) if: personal data is processed for public services, large-scale monitoring is conducted, or large-scale specific/criminal-related data processing occurs. Data Transfer, under Articles 55 and 56 of the PDP Law, data can be transferred within Indonesia as long as both parties comply with the PDP Law. Cross-border transfers are allowed only if the recipient provides adequate protection, there are binding safeguards (e.g., Standard Contractual Clauses), or if the Data Subject gives explicit consent.

Transaction Requirements

Mandatory Use of Rupiah Currency

Pursuant to Law No. 7 of 2011 on Currency as partially amended by Law No. 1 of 2023 on Penal Code (as amended, “Currency Law”), Bank Indonesia Regulation No. 17/3/PBI/2015 of 2015 on Mandatory Use of Indonesian Rupiah Within the Territory of the Republic of Indonesia, and Bank Indonesia Circular Letter No. 17/11/DKSP of 2015 on the Mandatory Use of Indonesian Rupiah Within the Territory of the Republic of Indonesia, all parties, both domestic and foreign, to use the Indonesian Rupiah in all cash and non-cash transactions within Indonesia, including payments, monetary obligations, and banking activities. Exceptions include state revenue/expenditure, foreign grants, international trade and financing, bank foreign exchange activities, and other legally permitted transactions in foreign currency. Non-compliance may lead to criminal sanctions of up to one year’s imprisonment or fines up to IDR 200 million. Bank Indonesia may also impose administrative sanctions, including warnings, fines of up to 1% of the transaction (capped at IDR 1 billion), restrictions on payment participation, or referral to other authorities.

Offshore Loan Requirement

Pursuant to Article 2 of Bank Indonesia Regulation No. 16/21/PBI/2014 of 2014 on the Implementation of Prudential Principles in the Management of Foreign Debt by Non-Bank Corporations, as amended by Bank Indonesia Regulation No. 18/4/PBI/2016 of 2016, non-bank corporations that have offshore loans (“ULN”) and/or entered into ULN agreements in foreign currencies requiring precautionary measures: a minimum 25% hedging ratio for foreign currency liabilities, 70% liquidity via foreign exchange assets, and a minimum credit rating of BB– at loan issuance. Companies must report to Bank Indonesia and the Ministry of Finance, with non-compliance subject to administrative sanctions. However, Fintech Lending Operators like PT Kredit are prohibited from obtaining loans under OJK Regulation No. 40/2024, so these provisions do not apply.

EGYPT REGULATIONS

Overview of Regulatory Framework for PSPs in Egypt

OPay Egypt for E-Payment Services (“OPay Egypt”) is regulated by the Central Bank of Egypt (“CBE”) under Law No. 194 of 2020 (the “Banking Law”) and its executive regulations. This law establishes the CBE as the competent authority for licensing, regulating, and supervising payment service providers (PSPs) and payment system operators (PSOs). Its objectives include safeguarding financial stability, promoting financial inclusion, and ensuring the integrity and efficiency of payment systems.

Under Law No. 194 of 2020, PSPs must:

•	Obtain a license from the CBE and meet minimum capital and governance requirements.

•	Comply with anti-money laundering (AML) and combating the financing of terrorism (CFT) obligations under Law No. 80 of 2002.

•	Implement robust consumer protection, data confidentiality, and cybersecurity measures.

•	Submit periodic reports and maintain transaction records for regulatory review.

Additionally, and more specifically as a Payment Service Provider (PSP), OPay Egypt is required to comply with the CBE’s board of directors’ resolution issued on June 17, 2025 with respect to the regulatory framework focuses mainly on electronic payment services and their providers. This regulatory framework has several facets, including:

•

Licensing: PSPs must obtain and maintain a valid PSP license from the CBE. The licensing process involves meeting minimum capital requirements, demonstrating technical and operational capabilities, and fulfilling fit-and-proper criteria for shareholders and management.

•

Supervision: The CBE exercises ongoing supervision over PSPs, including regular reporting, on-site inspections, and compliance with anti-money laundering (AML) and combating the financing of terrorism (CFT) obligations.

•

Operational Requirements: PSPs must adhere to CBE regulations on customer due diligence, data protection, transaction security, and consumer protection. This includes implementing robust IT systems, maintaining transaction records, and ensuring the confidentiality and integrity of customer data.

•	Foreign Ownership: There are no specific restrictions on foreign ownership of PSPs in Egypt, but any change in ownership structure must be approved by the CBE.

•

Cross-Border Transactions: Any cross-border remittance or payment services must comply with CBE rules on foreign exchange and international transfers, including reporting obligations and adherence to currency controls.

Recent Developments

The CBE continues to update its regulatory framework to align with international standards and promote financial inclusion. Recent circulars have emphasized enhanced cybersecurity, digital onboarding, and the expansion of e-payment acceptance networks. As the regulatory framework continues to develop, it remains largely influx.

Risks and Compliance

The Egyptian regulatory framework for PSPs is evolving. Amendments to Banking Law or CBE directives may impose additional compliance obligations, increase capital requirements, or restrict certain activities. Non-compliance can result in administrative penalties, suspension, or revocation of licenses, which could materially impact operations and financial performance. PSPs must actively monitor regulatory changes and engage with the CBE to ensure ongoing compliance.

Operational Risk

PSPs in Egypt are subject to stringent cybersecurity and data protection requirements. Any breach or failure to meet these standards could lead to regulatory sanctions, reputational harm, and financial losses.

Legal & Enforcement Risk

The CBE has broad enforcement powers, including imposing fines and operational restrictions. Regulatory interpretations may vary, and PSPs must maintain proactive engagement with the CBE to mitigate compliance risk.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors, including independent director nominees, and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Directors
James Zhou	49	Chairman
Lars Rahbaek Boilesen	59	Executive Director, Co-CEO
Trond Riiber Knudsen	62	Independent Director
Stephen Malcolmson	48	Independent Director Nominee
Brian Alan-Mingway Wong	52	Independent Director Nominee
Executive Officers
Stephen Wen	43	Co-CEO & COO
James Arthur Perry Jr	52	CFO

Mr. James Zhou currently serves as the chairman of our Company. He also serves as the executive chairman of Opera Limited (NASDAQ: OPRA). Mr. Zhou serves as a director in Kunlun Tech Co., Ltd. (SZ: 300418), a company listed on the Shenzhen Stock Exchange. He had also served as a director from April 2020 to May 2021, the chairman of the board from March 2011 to April 2020, and an executive director and general manager from March 2008 to March 2011 in Kunlun Tech Co., Ltd. Mr. Zhou received his bachelor’s degree in mechanical engineering and his master’s degree in optical engineering from Tsinghua University in 1999 and 2006, respectively.

Mr. Lars Rahbaek Boilesen currently serves as an executive director and Co-CEO of our Company who is responsible for regulatory communication, market entry, and strategic expansion. Since 2021, he has been the Chairman of Bemobi S.A., a technology company specializing in digital payments, customer engagement, and microfinance solutions. He was CEO of Napatech AS in 2024 and 2025, a Danish firm focused on high-performance network and data center applications. He has been a board member, leader of the compensation committee and member of the audit committee in Norwegian Air Shuttle ASA. He has also been a board member at Co-Builder AS, a provider of construction data management solutions, and Chairman of Resights AS, a data analytics company. Mr. Boilesen received a bachelor’s degree in economics from Aarhus University in 1992 and a graduate diploma in business administration from University of Southern Denmark in 1994.

Mr. Trond Riiber Knudsen currently serves as an independent director of our Company. Mr. Knudsen has served as the independent director and member of audit committee of Opera Limited (NASDAQ: OPRA) since 2018. He is also the founder and CEO of TRK Group AS, an Oslo-based investment and advisory firm, since June 2015. He worked at McKinsey & Company, a management consulting firm and served as a senior partner with responsibility for the company’s marketing and sales practice from August 1992 to June 2015. Mr. Knudsen received his sivilingeniør (equivalent of a Master of Science degree) in structural engineering from the Norwegian University of Science and Technology in 1987 and a master’s degree in business administration from Harvard University in 1992.

Mr. Stephen Malcolmson will serve as an independent director of our Company, effectively immediately upon the SEC’s declaration of effectiveness of the registration statement on Form F-1 of which this prospectus forms a part. Mr. Malcolmson has served as Global Chief Financial Officer of GMPL PTY Ltd since December 2021, where he oversees the group’s global finance function, including financial management, reporting, budgeting and strategic financial planning across multiple jurisdictions. Prior to joining GMPL PTY Ltd, Mr. Malcolmson served as Chief Financial Officer, Asia Pacific at Crown Equipment PTY Ltd from July 2018 to November 2021. Mr. Malcolmson is a Fellow of the Institute of Chartered Accountants Ireland, a Chartered Tax Advisor with the Chartered Institute of Taxation, and an Associate Chartered Accountant with Chartered Accountants Australia and New Zealand. Mr. Malcolmson also holds a registered auditor certificate with the Institute of Chartered Accountants Ireland.

Mr. Brian Alan-Mingway Wong will serve as an independent director of our company, effectively immediately upon the SEC’s declaration of effectiveness of the registration statement on Form F-1 of which this prospectus forms a part. Mr. Wong is the Managing Director of the Aspen Institute’s China Fellowship program and is founder and CEO of RADII Media, a digital media company since 2020. Additionally, he is the Managing Director of Seacliff Partners Limited, an investment holdings firm, since 2010 and previously spent more than 16 years as an early employee, senior executive, and special assistant to the chairman at the Alibaba Group. Mr. Wong holds a Bachelor of Arts in English Literature from Swarthmore College in 1996, an MA Certificate in International Relations from Johns Hopkins (SAIS)-Nanjing University Center for US and China Studies in 1997, and an MBA in Finance and Entrepreneurial Management from the Wharton School, University of Pennsylvania in 2003.

Mr. Stephen Wen currently serves as the Co-CEO and COO of our Company. Mr. Wen is responsible for our Company’s global business, product development, R&D and other key functions. Mr. Wen has over 20 years of international market experience, including more than 15 years across Africa and Asia, and over 15 years of experience in the fintech and digital banking sector. Prior to joining OPay, Mr. Wen worked at Ant Group from 2015 to 2021, where he held several senior leadership positions, including serving as a director of Ant Group’s international business group and as the CEO since the founding of Alipay Hong Kong, which is Ant Group’s e-wallet platform. Mr. Wen obtained bachelor’s degree in telecommunication engineering from Central South University in 2005.

Mr. James Arthur Perry Jr currently serves as CFO of our Company. He oversees the finance and legal functions of our Company and is responsible for financial management, regulatory compliance, and investor relations. Prior to joining us, Mr. Perry served as Managing Director and Head of Asia Pacific Technology Investment Banking at Citigroup, where he advised technology companies on equity capital markets and M&A transactions across Asia Pacific. Mr. Perry holds bachelor’s degrees in Finance and International Business and in French from the Pennsylvania State University.

Board of Directors

Our board of directors will consist of      directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. For instance, we rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the rules of NYSE and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. The directors may from time to time at their discretion exercise all the powers of the company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We intend to establish these committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of     ,     and     .      will be the chairperson of our audit committee. We have determined that     and    satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that     qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	[appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.]

Compensation Committee

Our compensation committee will consist of     ,      and     .      will be the chairperson of our compensation committee. We have determined that     and      satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	[reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing the compensation of our non-employee directors and making recommendations to the board for its determination with respect to such compensation;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.]

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of     ,      and      .     will be the chairperson of our nominating and corporate governance committee. We have determined that      and      satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	[selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.]

Powers and Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by the directors is breached.

[Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ general meetings;

•	declaring dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor;

•	appointing and removing any natural person or corporation, whether or not a director to hold such office in our company as the directors may think necessary for the administration of our company;

•

exercising all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party; and

•	approving the transfer of shares in our company.]

Terms of Directors and Officers

[The Company may by ordinary resolution appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the board of directors. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. A director may be removed from office by ordinary resolution of shareholders, notwithstanding anything in our memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; (v) is prohibited by law from being a director; and (vi) is removed from office pursuant to any other provision of our memorandum and articles of association. Our directors may from time to time appoint any natural person or corporation, whether or not a director to hold such office in the Company as the directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the directors may think fit.]

Employment Agreements and Indemnification Agreements

We [have entered into] employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We [have also entered into] indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of US$2.6 million in cash to our directors and executive officers, and we did not pay any compensation to our non-executive directors. Our executive officers, directors and senior management receive fixed and variable compensation. They also receive benefits in line with market practice in the countries where they are located. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses. Cash bonuses are paid to executive officers and members of our senior management based on previously agreed targets for the business. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plan

2026 Equity Incentive Plan

Approval and Purpose. In April 2026, our board of directors approved the OPay 2026 Equity Incentive Plan, or the 2026 Plan, to attract, incentivize and retain eligible participants and further align their interests with those of our shareholders.

Share Reserve. The maximum aggregate number of ordinary shares that may be issued pursuant to, or subject to outstanding awards under, the 2026 Plan is 168,664,930 ordinary shares. In connection with the establishment of the 2026 Plan, we issued 168,664,930 ordinary shares to Bloom Haven Limited, a British Virgin Islands company, to hold such shares for the purposes of administering the 2026 Plan. Immediately following such issuance, we had 1,855,314,234 ordinary shares issued and outstanding. In connection with the establishment of the 2026 Plan, we also entered into a trust deed to establish a trust for the purposes of the 2026 Plan.

The shares issued to Bloom Haven Limited are expected to be used to satisfy awards granted under the 2026 Plan following our initial public offering in accordance with the terms of the 2026 Plan, the applicable award agreements and the trust arrangements. As of the date of this prospectus, no participant had been granted any award under the 2026 Plan.

Eligibility. Eligible participants under the 2026 Plan generally include employees, consultants and directors of our company and our affiliates, and any other individuals deemed eligible by the committee administering the plan.

Administration. The 2026 Plan is administered by a special committee designated by the board of the directors of the Company, which has broad authority to interpret the plan, select participants, grant awards, determine the terms of awards, prescribe the form of award agreements and adopt rules and procedures for the administration of the plan.

Awards. The 2026 Plan permits the grant of restricted share units, or RSUs, to eligible participants selected by the committee administering the plan. The committee determines the participants, the number of RSUs to be granted to each participant and the terms and conditions of each award.

Each award of RSUs will be evidenced by an award agreement, which will set forth, among other things, the number of RSUs granted, the applicable vesting conditions, the settlement terms and such other restrictions and conditions as the committee may determine.

Vesting and Settlement. Upon vesting, the committee may settle vested RSUs in ordinary shares or, to the extent provided in the applicable award agreement and permitted by applicable law, cash or a combination of both.

Ordinary shares reserved for issuance or delivery under the 2026 Plan are held by Bloom Haven Limited, and shares underlying vested awards may be transferred or delivered to participants in accordance with the terms of the applicable award agreement. Awards granted under the 2026 Plan confer only economic rights with respect to the underlying shares. Participants shall have no voting rights or other shareholder rights with respect to any shares held by Bloom Haven Limited for purposes of the 2026 Plan whether vested or not. Under the 2026 Plan, voting rights attaching to shares held in the trust are exercised by the trustee as instructed by a special committee designated by the board of directors of the Company.

Any transfer or sale of ordinary shares delivered under the 2026 Plan will be subject to the terms of the applicable award agreement, applicable law and our internal securities trading policies.

Termination of Service. Unless otherwise provided in the applicable award agreement, unvested RSUs generally will be forfeited upon a participant’s termination of employment or service. The committee may, however, determine in the applicable award agreement or otherwise that vesting, forfeiture or other restrictions will be waived or modified in specified circumstances.

Adjustments and Corporate Transactions. In the event of share splits, share consolidations, reclassifications, extraordinary dividends and similar events, appropriate adjustments may be made to the number and class of shares reserved under the 2026 Plan and to outstanding awards.

In addition, in the event of mergers, consolidations, sales of substantially all assets, liquidations, reverse takeovers or changes in control, the committee may take such actions with respect to outstanding awards as it considers appropriate in accordance with the terms of the 2026 Plan and the applicable award agreements.

Amendment, Term and Expiration. Our board of directors may amend, modify or terminate the 2026 Plan in accordance with its terms, subject to applicable law, applicable stock exchange rules and any shareholder approval requirements.

The 2026 Plan became effective upon its approval by our board of directors and will expire on the tenth anniversary of its effective date, unless terminated earlier in accordance with its terms. No awards may be granted after that date, although awards then outstanding may continue in accordance with their terms.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming the conversion of all of our issued and outstanding preferred shares into ordinary shares on a one-for-one basis, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on (i) 1,855,314,234 ordinary shares issued and outstanding on an as-converted basis as of the date of this prospectus, and (ii)      ordinary shares issued and outstanding immediately after the completion of this offering, including ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned Prior to the Offering (on an as- converted basis)		Ordinary Shares Beneficially Owned after the Offering		Aggregate Voting Power after the Offering
	Number	%*	Number	%*	%**
Directors, Director Nominees and Executive Officers †:
James Zhou(1)	555,074,940	29.9
Lars Rahbaek Boilesen(2)	40,300,000	2.2
Trond Riiber Knudsen	—	—
Stephen Malcolmson***	—	—
Brian Alan-Mingway Wong***	—	—
Stephen Wen(3)	70,890,278	3.8
James Arthur Perry Jr	—	—
All directors, director nominees and executive officers as a group	666,265,218	35.9
Principal Shareholders:
AFintronic Limited	257,909,521	13.9
OPay Tech(4)	186,581,278	10.1
Opera(5)	159,806,239	8.6
Bloom Haven Limited(6)	168,664,930	9.1
Bright Holding Limited	137,359,180	7.4
Softbank Entities(7)	123,214,065	6.6
SCC Entities(8)	112,389,548	6.1
IDG Entities(9)	111,837,577	6.0

Notes:

*

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,855,314,234 ordinary shares, being the number of ordinary shares issued and outstanding on an as-converted basis as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

***

Director nominees who have been appointed as independent directors of our Company, effectively immediately upon the SEC’s declaration of effectiveness of the registration statement on Form F-1 of which this prospectus forms a part.

†	The business address of our directors, director nominees and executive officers is 30 Raffles Place, #21-01, Singapore 048622.

(1) Represents (i) 257,909,521 ordinary shares held by AFintronic Limited, a company incorporated in the British Virgin Islands, (ii) 44,948,631 Series Seed+ Preferred Shares and 92,410,549 Series C Preferred Shares held by Bright Holding Limited, a company incorporated in the Cayman Islands, and (iii) 31,058,025 ordinary shares, 69,962,470 Series Seed+ Preferred Shares, and 58,785,744 Series C Preferred Shares held by Opera Limited. AFintronic Limited and Bright Holding Limited are wholly owned by Mr. Zhou as the sole member of these entities, and Opera Limited is ultimately controlled by Mr. Zhou. As a result, the 29.9% beneficial ownership reflected for Mr. Zhou in the above table represents shares deemed to be beneficially owned by him through the foregoing entities he owns or controls. Furthermore, Mr. Zhou’s total economic interest in our Company is 22.5%, after considering his actual economic interest in Opera Limited. The registered office of AFintronic Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered office of Bright Holding Limited is 2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103, George Town, Grand Cayman KY1-1102, Cayman Islands. See note (5) below for the description of Opera Limited.

(2) Represents 40,300,000 ordinary shares held by Prosperity Victory Limited, a company incorporated in the British Virgin Islands, whose sole member is Lars Rahbaek Boilesen. See note (4) below.

(3) Represents 70,890,278 ordinary shares held by Promise Horizon Limited, a company incorporated in the British Virgin Islands, whose sole member is Stephen Wen. See note (4) below.

(4) Represents 186,581,278 ordinary shares held by OPay Technology Limited, a company incorporated under the laws of the British Virgin Islands, which consists of (i) 75,391,000 ordinary shares held by Keystone Unity Limited, a company incorporated in the British Virgin Islands, with voting and dispositive power held by Fang Han, a minority shareholder of the Company, (ii) 70,890,278 ordinary shares held by Promise Horizon Limited, with the voting and dispositive power held by Stephen Wen, and (iii) 40,300,000 ordinary shares held by Prosperity Victory Limited, with the voting and dispositive power held by Lars Rahbaek Boilesen. The registered office of each of Keystone Unity Limited, Prosperity Victory Limited, and Promise Horizon Limited is located at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5) Represents 31,058,025 ordinary shares, 69,962,470 Series Seed+ Preferred Shares, and 58,785,744 Series C Preferred Shares held by Opera Limited, a Cayman Islands-incorporated company listed on The Nasdaq Global Select Market under the symbol of “OPRA.” Mr. Zhou, our Chairman, is deemed to beneficially own the shares of our Company held by Opera Limited pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to his control over Opera Limited. The principal executive office of Opera Limited is located at Vitaminveien 4, 0485 Oslo, Norway.

(6) Represents 168,664,930 ordinary shares held by Bloom Haven Limited, a British Virgin Islands company, which holds such shares for the purposes of administering our 2026 Equity Incentive Plan pursuant to the trust arrangements established in connection therewith. These shares were issued by us and are expected to be used to satisfy awards granted under the plan following our initial public offering, subject to the terms of the 2026 Equity Incentive Plan, the applicable award agreements and the trust arrangements. Voting rights attaching to shares held in the trust are exercised by the trustee as instructed by a special committee designated by the board of directors of the Company.

(7) Represents 123,214,065 Series C Preferred Shares held by SVF II Origin (DE) LLC. SoftBank Group Corp. (“SoftBank”), which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SB Global Advisers Limited (“SBGA”) has been appointed as manager and is responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II Origin (DE) LLC (“SVF”). SVF is wholly owned by SVF II

Investment Holdings (Subco) LLC, which is in turn wholly owned by SVF II Investment Holdings LLC, a co-investment vehicle in which SVF II Investment Holdings (Jersey) L.P., the preferred equity holder holds 88.03% of the total commitments. MASA USA LLC, the equity holder holds 2.06% of the total commitments and, SVF II Holdings (DE) LLC, the equity holder holds the remaining 9.91% of the total commitments in SVF II Investment Holdings LLC. SVF II Holdings (DE) LLC is the sole limited partner of SVF II Investment Holdings (Jersey) L.P.. SVF II Holdings (DE) LLC is wholly owned by SVF II Aggregator (Jersey) L.P., the sole limited partner of which is SoftBank Vision Fund II-2 L.P. which is managed by SBGA. Alex Clavel, Yoshimitsu Goto and Navneet Govil are the directors of SBGA. As a result of these relationships, each of these entities may be deemed to share beneficial ownership of the securities referenced herein. Each of them disclaims any such beneficial ownership. The registered address of SVF II Origin (DE) LLC is 1521 Concord Pike, Suite 201, Wilmington, Delaware 19803.

(8) Represents (i) 30,979,575 Series B Preferred Shares and 12,744,200 Series C Preferred Shares held by Geometry Ventures Limited, a company incorporated under the laws of British Virgin Islands, (ii) 24,971,300 Series Seed Preferred Shares, 13,377,575 Series A preferred shares, 20,653,050 Series B preferred shares and 2,899,154 Series C Preferred Shares held by Quark Venture Limited, a company incorporated under the laws of British Virgin Islands, and (iii) 6,764,694 Series C Preferred Shares held by Sonorous Venture Ltd., a company incorporated under the laws of British Virgin Islands. Geometry Ventures Limited, Quark Venture Limited and Sonorous Venture Ltd. are collectively referred to as the SCC Entities, beneficially owned by Enlightenment Trust. Enlightenment Trust is a trust established under the laws of the Island of Jersey, of which Mr. Charlie Cao and his family members are the beneficiaries. The registered address of SCC Entities is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(9) Represents (i) 66,887,850 Series A Preferred Shares, 25,816,300 Series B Preferred Shares and 3,080,352 Series C Preferred Shares held by VIOLA RIDGE LIMITED, a business company incorporated under the laws of British Virgin Islands, and (ii) 16,053,075 Series Seed+ Preferred Shares held by DIVINE PROMINENT LIMITED, a business company incorporated under the laws of British Virgin Islands. Both VIOLA RIDGE LIMITED and DIVINE PROMINENT LIMITED are investment holding companies owned as to 94.61 % by IDG China Venture Capital Fund V L.P. and 5.39% by IDG China V Investors L.P. IDG China Venture Capital Fund V L.P. and IDG China V Investors L.P., both Cayman Islands exempted limited partnership, are venture capital funds with a primary purpose of making equity investments, mainly in seed and growth stage companies in China, focusing on companies in the information technology, media, healthcare, energy, clean technology and non-technology consumer businesses and services related industries, including, but not limited to, companies engaged in software, internet, telecom, media and managed healthcare business. The registered address of VIOLA RIDGE LIMITED and DIVINE PROMINENT LIMITED is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To the knowledge of our Company, as of the date of this prospectus, a total of 123,214,065 Series C preferred shares are held by one record holder in the United States, representing 6.6% of total outstanding ordinary shares on an as-converted basis. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Our History and Corporate Structure — Contractual Arrangements between the Registered Shareholders of KUFI and Us.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Shareholders Agreement

See “Description of Share Capital — Shareholders Agreement.”

Share Incentive Plan

See “Management — Share Incentive Plan.”

Other Related Party Transactions

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties, none of which is considered to be material. The table below sets forth related parties and their relationships with the Company and its subsidiaries (collectively, the “Group”):

Name of related party	Relationship with the Group
Opera Limited (“Opera”)	An entity, of which the chairman of the board is the principal shareholder of the Company

The related party balances are as follows:

	$	$	$
	As of December 31,		As of June 30,
	2024	2025	2026
	US$	US$	US$
			(unaudited)
Amounts due to related parties, current:
Opera (i)	479	—	—

Total	479	—	—

(i) The balance represents technology and development expenses payable to Opera.

Save as disclosed in this section and elsewhere in this prospectus, we and Opera operate independently of each other. In particular, we and Opera are independently managed, financed and operated, and Opera is not involved in the day-to-day operation of our business. From a financial perspective, historical transactions between us and Opera have been concluded. We had no transactions with Opera in 2024, 2025 or the six months ended June 30, 2026. Any outstanding balances relating to historical transactions were settled in 2025, and no outstanding balances remained as of June 30, 2026.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common laws of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into (i) 11,312,073,049 ordinary shares, with par value of US$0.000004 each; (ii) 62,428,225 series seed preferred shares, with par value of US$0.000004 each, (iii) 150,227,870 series seed+ preferred shares, with par value of US$0.000004 each, (iv) 169,895,125 series A preferred shares, with par value of US$0.000004 each, (v) 309,795,725 series B preferred shares, with par value of US$0.000004 each and (vi) 495,580,006 series C preferred shares, with par value of US$0.000004 each. All of our issued and outstanding shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be re-designated and re-classified into ordinary shares on a one-for-one basis.

We will adopt an [ninth] amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association and which will become effective and replace our currently effective memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital upon completion of the offering will be US$    divided into    ordinary shares of par value of US$0.000004 each. We will issue    ordinary shares represented by ADSs in this offering. All incentive shares, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

The following are summaries of certain material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Our Post-Offering Memorandum and Articles of Association

[Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our Company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands and are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

Ordinary Shares. Our shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. Our post-offering memorandum and articles of association provide that subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of profit and/or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. A shareholder may participate in a general meeting in person or by proxy. At any general meeting a resolution put to the vote of the meeting shall be decided by poll. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

An ordinary resolution means a resolution: (a) passed by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with our post-offering memorandum and articles of association (in computing the majority regard shall be had to the number of votes to which each shareholder is entitled by our memorandum and articles of association); or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

A special resolution means a special resolution of the Company passed in accordance with the Companies Act, being a resolution: (a) passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

Under Cayman Islands law, certain matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings.

Our post-offering memorandum and articles of association provide that we may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting and shall specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. The chairman or a majority of the directors (acting by a resolution of the board) may call general meetings. General meetings shall also be convened on the written requisition of one or more of the shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company, specifying the objects of the meeting and signed by each of the shareholders making the requisition and deposited at the registered office. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, those shareholders who requested the meeting or any of them representing more than one-half of the total voting rights of all of them may convene the general meeting themselves, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

At least ten (10) clear days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify, among other things, the place, the day and the hour of the meeting and the general nature of the business. In addition, if a resolution is proposed as a special resolution, the notice specifying the intention to propose the resolution as a special resolution must be duly given. Notice of every general meeting shall be given to (a) all shareholders holding shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and (b) every person entitled to a share in consequence of the death or bankruptcy of a shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

Subject to our post-offering memorandum and articles of association, a general meeting of the Company shall, whether or not the notice has been given and whether or not the provisions of our post-offering memorandum and articles of association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by holders of two-thirds of the shareholders having a right to attend and vote at the meeting present or, in the case of a corporation or other non-natural person, represented by its duly authorized representative or proxy.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares which carry in aggregate (or represented by proxy) not less than a majority of all votes attaching to all shares in issue and entitled to vote at such general meeting.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved. The chairman of any general meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Transfer of Ordinary Shares. Subject to any applicable requirements set forth in our post-offering memorandum and articles of association and provided that a transfer of ordinary shares complies with applicable rules of the NYSE, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by NYSE or in any other form approved by our board of directors, executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into our register of members.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred is not more than four; and

•	a fee of such maximum sum as NYSE may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by the applicable rules of the NYSE, be suspended and our register of members closed at such times and for such periods as our board of directors may in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of members closed for more than thirty calendar days in any calendar year.

Liquidation. If we are wound up, the shareholders may, subject to our post-offering memorandum and articles of association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholder.

Calls on Shares and Forfeiture of Shares. Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares, and each shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares.

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Act and our post-offering memorandum and articles of association, we may by action of our directors: (a) issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder, in such manner and upon such terms as may be determined, before the issue of such shares, by our directors; (b) purchase our own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the directors, or are otherwise authorized by our memorandum and articles of association; and (c) make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following the date on which the payment out of capital is proposed to be made, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, or (b) if such redemption or repurchase would result in there being no shares issued and outstanding. In addition, our directors may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (save for our register of mortgages and charges, our memorandum and articles of association and special resolutions of our shareholders). Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Under Cayman Islands law, the names of current directors of our company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Under our post-offering memorandum and articles of association, which will be effective immediately prior to completion of this offering, our directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any of our account or book or document except as conferred by law or authorized by the directors, provided that the shareholders shall receive the annual audited financial statements of our Company.

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as an exempted limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Reconstructions and amalgamations may be approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonably approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Companies Act or that would amount to a “fraud on the minority”. If the transaction is approved, no dissenting member would have any rights comparable to the appraisal rights (namely the right to receive payment in cash for the judicially determined value of his shares), which may be available to dissenting members of corporations in other jurisdictions.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but it is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own dishonesty, wilful default or fraud. Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our post-offering memorandum and articles of association provide that a resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company to requisition an extraordinary general meeting of our shareholders, in which case the chairman or a majority of the directors (acting by a resolution of the board) may proceed to convene an extraordinary general meeting. As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by an ordinary resolution, notwithstanding anything in our memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.]

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Preferred Shares

On February 17, 2023, we issued (i) 62,671,716 Series C preferred shares, with par value of US$0.000004 each (the Series C Preferred Shares) to Security AI Limited, (ii) 2,089,057 Series C Preferred Shares to Wisdom Connection III Holding Inc., (iii) 2,486,915 Series C Preferred Shares to Mobimagic Wonderful Limited, and (iv) 50,425,519 Series C Preferred Shares to PROTEROZOIC (HK) TECHNOLOGY COMPANY LIMITED, in exchange for the economic interest of KUFI.

Ordinary Shares

On April 29, 2026, in connection with the adoption of our 2026 Equity Incentive Plan and the establishment of the related trust arrangement, we issued 168,664,930 ordinary shares to Bloom Haven Limited, a British Virgin Islands company, which serves as the trust holding vehicle for purposes of the 2026 Equity Incentive Plan. The trust was established pursuant to a trust deed dated April 29, 2026 entered into between us and KASTLE LIMITED, a company incorporated in Hong Kong, as the original trustee.

Shareholders Agreement

Our sixth amended and restated shareholders’ agreement currently in effect was entered into on December 31, 2025 by and among us, our shareholders and certain other parties named therein. This shareholders’ agreement provides our shareholders with certain special rights, including information and inspection rights, board representation rights, rights of participation and transfer restrictions, as well as certain protective provisions and confidentiality-related obligations. Except for the registration rights described below, all such special rights and corporate governance provisions will terminate upon the completion of a qualified public offering as defined in the sixth amended and restated shareholders’ agreement. Our obligations with respect to demand, piggyback and Form F-3 registrations will terminate on the fifth (5th) anniversary of the completion of this offering.

Demand Registration Rights. Holders of at least thirty percent of the then outstanding registrable securities may, at any time after the earlier of (i) December 31, 2027 or (ii) six months following the qualified initial public offering as defined under the sixth amended and restated shareholders’ agreement, request in writing that we file a registration statement under the Securities Act to register at least twenty percent of the then outstanding registrable securities. Within ten business days after receiving such request, we must notify all other holders and use our best efforts to effect the requested registration, including the registrable securities of any holders who elect to participate by providing written notice within twenty days after receiving our notice, subject to certain limitations. We are not required to effect a demand registration if we have completed a registration pursuant to a demand or Form F-3 registration, or one in which holders had an opportunity to participate through piggyback rights, within the preceding six months. We are not obligated to effect more than two (2) demand registrations. We may defer a demand registration for up to ninety (90) days if our chief executive officer furnishes a certificate stating that such registration would be materially detrimental to us and our shareholders.

Piggyback Registration Rights. If we propose to register any of our equity securities for our own account or for the account of other security holders (excluding registrations relating to employee benefit plans, corporate reorganizations, or registrations initiated under the demand and Form F-3 rights described above and below), we must notify all holders of registrable securities at least 30 days prior to filing the registration statement. Each holder may elect to include all or part of its registrable securities in the registration by providing written notice within 20 days after receiving our notice. Holders who decline to participate in a registration will retain the right to include their registrable securities in any subsequent registration, subject to the terms of the shareholders’ agreement. Piggyback registrations do not count as demand registrations, and there is no limit on the number of piggyback rights a holder may exercise.

Form F-3 (or Form S-3) Registration Rights. Holders of a majority of the outstanding registrable securities may request that we register their registrable securities on Form F-3 or Form S-3 (or an equivalent form outside the United States) when such forms are available to us. Upon receiving such a request, we must promptly notify all other holders, and, as soon as practicable, effect the registration to permit the sale and distribution of the registrable securities specified in the request, including those of any holder who elects to participate by providing notice within 20 days after receiving our notice. We are not required to effect a Form F-3 registration under certain circumstances specified in the sixth amended and restated shareholders’ agreement.

Registration Expenses. We will bear all registration expenses incurred in connection with registrations effected pursuant to the demand, piggyback, and Form F-3 registration rights, subject to certain cap amount and exemptions.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is [Citibank, N.A. — Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong].

We will appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-[●] when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,      ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Ordinary Shares

Upon completion of the offering, the ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus. After the completion of the offering, the ordinary shares that are being offered for sale pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The depositary shall instruct the custodian not to, and the depositary and the custodian shall not knowingly, accept for deposit a number of ordinary shares which upon application of the ADS to ordinary share ratio would give rise to fractional ADSs.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

The depositary will not accept for surrender ADSs representing less than one (1) ordinary share. In the case of delivery for cancellation to the depositary of ADSs representing a number other than a whole number of ordinary shares, the depositary shall cause ownership of the appropriate whole number of ordinary share(s) to be delivered to, for, or at the instruction of the person surrendering the ADSs in accordance with the terms of the deposit agreement, and will, at its discretion, either (i) return to the person surrendering such ADSs the number of ADSs representing any remaining fractional ordinary share(s), or (ii) sell or cause to be sold the fractional ordinary share(s) represented by the ADSs so surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the depositary and (b) taxes deducted or withheld) to the person surrendering the ADSs.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital”.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions as follows:

•

In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary will vote (or cause the Custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:

Service	Fees

•

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)

• Up to U.S. per ADS issued

•

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio, ADS conversions, upon termination of the deposit agreement, or for any other reason)

• Up to U.S. per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	• Up to U.S. per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	• Up to U.S. per ADS held

Service	Fees

• Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	• Up to U.S. per ADS held

• ADS Services	• Up to U.S. per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	• Up to U.S. per ADS (or fraction thereof) transferred

•

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the deposit agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the deposit agreement)).

• Up to U.S. per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges (some of which may be cumulative) such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain SWIFT, cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the ordinary shares, ADSs and ADRs;

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program; and

•	the amounts payable to the depositary by any party to the deposit agreement pursuant to any ancillary agreement to the deposit agreement in respect of the ADR program, the ADSs, and the ADRs.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancellation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancellation, transfer and conversion fees will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may independently and without the need for any action by the Company, make available to holders of ADSs a means to elect to retain their interests in the deposited securities represented by their ADSs by means of an elective or mandatory conversion of ADSs for unsponsored American depositary shares issued as part of an unsponsored American depositary shares program to be established by the depositary in respect of the deposited securities, upon such terms and conditions as the depositary may deem reasonably practicable and appropriate, subject however, in each case, to (i) the limitations of the laws of the Cayman Islands, (ii) satisfaction of the applicable registration requirements by the unsponsored American depositary shares program under the Securities Act, (iii) the depositary giving notice of such elective or mandatory conversion to the holders of ADSs at least thirty (30) days prior to the termination date, and (iv) receipt by the depositary of the applicable ADSs for cancellation and payment of the applicable taxes and the ADS fees and charges of, and reimbursement of the applicable expenses incurred by, the depositary.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in the ordinary shares, for the validity or worth of the ordinary shares, for any financial transaction entered into by any person in respect of the ADSs or any Deposited Property, for any tax consequences that result from the ownership of, or any transaction involving, ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of the ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take, at its own discretion, reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims by any governmental authority with respect to any and all taxes, additions to tax, penalties and interest.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement, the ADSs or the ADRs, involving the Company or the depositary, may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering,    ADSs will be issued and outstanding, representing     ordinary shares, or approximately    % of our issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the [ADSs have been approved for listing on the NYSE], we cannot assure you that a regular trading market will develop in the ADSs.

Lock-up Agreements

[We, our directors, executive officers and our existing shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, or the ADSs, or any securities convertible into or exchangeable or exercisable for our ordinary shares, or the ADSs, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.]

Rule 144

All of our ordinary shares issued and outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the then-issued and outstanding ordinary shares of the same class, including ordinary shares represented by ADSs, which will equal approximately    ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•	the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock- up agreements described above. See “Description of Share Capital — Shareholders Agreement — Demand Registration Rights.”

TAXATION

The following discussion of certain tax consequences in relevant jurisdictions of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

The Federal Republic of Nigeria Taxation

This is a general and non-exhaustive summary of certain tax considerations under Nigerian law which may be relevant to the subscription or purchase, ownership and disposition of the ADSs or ordinary shares, and may change, possibly with retrospective effect. This summary does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules.

The following summary does not constitute legal or tax advice and applies only to persons or corporations subscribing for ADSs or ordinary shares or holding ADSs or ordinary shares as an investment (rather than as securities in the course of a trade) who are the absolute beneficial owners of their ADSs or ordinary shares and who have not acquired their ADSs or ordinary shares by reason of their or another person’s employment. This summary may not apply to certain classes of persons, including dealers in securities, insurance companies and collective investment schemes, and it should be noted that such classes of persons may incur liabilities to tax in Nigeria on a different basis to that described below. In view of its general nature, this general summary should be treated with corresponding caution.

Prospective investors should consult their own independent professional advisers on the potential tax consequences of subscribing for, purchasing, holding or selling ADSs or ordinary shares under the laws of their country and/or state of citizenship, domicile or residence. The tax legislation of the jurisdiction of prospective investors may have an impact on the income received from the ADSs or ordinary shares.

The Nigeria Tax Act, 2025 (“NTA”) and the Nigeria Tax Administration Act, 2025 (“NTAA”) form part of a package of four (4) key tax reform enactments (known as the Tax Reform Acts) and serve as the primary reference points for the relevant tax provisions outlined in this summary.

Taxation of Capital Gains

The issuance of the ADSs or ordinary shares will not be subject to income tax. However, the gains arising from a subsequent disposal or sale of ADSs or ordinary shares by an investor may constitute chargeable gains and be subject to income tax in Nigeria at the applicable rate. For corporate investors, gains arising from the disposal of chargeable assets would be payable at the income tax rate of 30%, while the rate for non-corporate investors ranges from 15% to 25%, depending on the income tax band.

In this regard, under the NTA, the gains of a Nigerian-resident investor are deemed to accrue in Nigeria and are taxable in Nigeria under the income tax framework, regardless of where they arise or whether they are brought into or received in Nigeria. Accordingly, any subsequent disposal by a Nigerian-resident investor of shares or comparable interests (including ADSs representing such shares) in OPay Limited will be subject to income tax in Nigeria.

For a non-resident investor, any gains derived from a subsequent disposal will be taxable in Nigeria where such gains relate to any asset located in Nigeria or any asset deemed to be located in Nigeria. In this regard, section 46 of the NTA provides that shares or comparable interests in any foreign entity are deemed to be located in Nigeria, if, at any time during the 365 days preceding the disposal, more than 50% of the value of such shares or other interests is derived, directly or indirectly either: (i) through one or more interposed entities resulting in a change in the direct or indirect ownership structure of a Nigerian entity, or (ii) from immovable property or any other chargeable assets situated in Nigeria.

Accordingly, where an investor disposes of the shares or comparable interests (including ADSs) in OPay Limited and the value of OPay Limited is substantially derived, directly or indirectly, from assets or interests situated in Nigeria, such disposal will be deemed to constitute the disposal of Nigerian assets and will therefore be subject to income tax in Nigeria under the NTA at the applicable income tax rate.

Notwithstanding the foregoing, the practical application and enforcement of these provisions may be uncertain in practice, particularly where the disposed shares or ADSs are issued by a non-resident entity and listed in another jurisdiction and the transaction is effected entirely outside Nigeria. The NTA came into force on January 1, 2026, and, as at the date of this prospectus, no regulations, guidelines, or administrative pronouncements have been issued by the Nigerian tax authorities on the implementation of the indirect transfer rules under section 46 of the NTA. Accordingly, uncertainty remains regarding the reporting and compliance obligations, as well as the mechanisms for assessment and enforcement in practice. Prospective investors should consider seeking independent tax advice for their respective tax status regarding the tax consequences of an investment in our securities.

Taxation of Dividends

Withholding tax (“WHT”) applies to dividends in Nigeria. Nigerian resident companies must deduct WHT at the rate of 10% on dividends to resident and non-resident corporate and non-corporate shareholders under section 51 of the NTAA and the Deduction of Tax at Source (Withholding) Regulations, 2024, and remit same to the relevant tax authority. However, there is no corresponding requirement for non-resident companies to deduct WHT on dividends paid to their shareholders. Accordingly, OPay Limited, as a non-resident company, has no WHT obligations under Nigerian law. Nevertheless, any dividends paid to it by its Nigerian subsidiary entities shall be subject to WHT in Nigeria, which the Nigerian entities are required to deduct and remit at the applicable rate.

Dividends earned by Nigerian-resident investors in OPay Limited are generally subject to income tax. Nigeria has not entered into a double taxation treaty with the Cayman Islands, and Nigerian investors will not be entitled to any treaty-based reliefs from double taxation in respect of dividends received from investing in the ADSs or ordinary shares.

However, section 162(1)(s) of the NTA exempts from income tax dividends earned by corporate and individual investors that are derived from outside Nigeria and brought into Nigeria through approved channels. Hence, where dividends earned by a Nigerian investor from OPay Limited are repatriated through approved channels, such dividends will be exempt from income tax.

Stamp Duty

Section 123 of the NTA requires payment of stamp duties on certain instruments, including deeds of assignment, mortgages, conveyance or transfer on sale of any property and powers of attorney executed in the Federal Republic of Nigeria, or where executed outside Nigeria, that relate to any property situated or any matter or thing done in the Federal Republic of Nigeria. The legal effect of a document which is not duly stamped is that it will not be admissible in evidence in any court, judicial or arbitration proceedings, and in satisfying any evidentiary requirements. Nevertheless, an unstamped instrument may be given in evidence in a criminal proceeding in Nigeria. Whilst section 184 of the NTA provides that all documents relating to the transfer of stocks and shares are exempt from stamp duties, agreements relating to the sale or purchase of shares may attract stamp duty.

Pursuant to section 201 of the NTA, “instrument” includes conventional and electronic documents. Section 125 of the NTA requires instruments executed in Nigeria (or executed outside Nigeria and relating to any property situated or to any matter or thing done in Nigeria) to be stamped. Therefore, ancillary agreements relating to the transfer of stocks and shares so executed must be stamped at the applicable rate and within the prescribed timeframe as may be determined by the Minister of Finance.

General Taxation Regulatory Overview in Indonesia

Indonesia’s tax system is based on Law No. 6 of 1983 on General Provisions on Taxation as lastly amended by Law No. 6 of 2023 on Stipulation of Governmental Regulation in Lieu of the Law No. 2 of 2022 on Job Creation into Law, which requires any individual or entity meeting subjective and objective tax requirements to register and obtain a Tax Identification Number. Income tax applies to domestic and foreign taxpayers earning income from Indonesia, while Value-Added Tax (“VAT”) is typically due on events involving the transfer of taxable goods or the provision of taxable services in the Indonesian custom area. The VAT rate is currently 12%. However, the government has decided to implement the 12% rate by using other value as tax base (Dasar Pengenaan Pajak/”DPP Nilai Lain”) of 11/12, resulting in an “effective” VAT rate of 11% for most taxable goods and services. Effective VAT rate of 12% is only applicable to certain luxurious goods. Businesses with annual revenue above IDR 4.8 billion must register as Taxable Entrepreneurs. Indonesia also applies withholding taxes on various income types, including salaries, trade, dividends, royalties, and certain foreign income. Violations such as failing to register, falsifying records, or issuing false invoices are considered tax crimes and may result in administrative, financial, and criminal sanctions, including fines up to four times unpaid tax and imprisonment up to 12 years. Tax investigations are conducted by the Directorate General of Taxes based on preliminary evidence.

Material U.S. Federal Income Tax Considerations

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our ADSs in this offering. This discussion applies only to a U.S. Holder that acquires our ADSs in this offering for cash and holds their ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any alternative minimum tax consequences, the potential application of the provisions of the Code (as defined below) known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•

persons holding our ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to our ordinary shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, governmental organizations, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our stock (by vote or value);

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	U.S. expatriates; or

•	persons owning our ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury Regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. We have not sought and will not seek any rulings from the IRS regarding any matter discussed herein. There can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of those set forth below.

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of our ordinary shares or ADSs and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares or ADSs in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Subject to certain exceptions (including the exception for active banks described below), passive income generally includes dividends, interest (including interest-equivalent income or other amounts treated as interest), gains from the sale or exchange of investment property and certain rents and royalties. Cash and cash equivalents are generally passive assets for these purposes. In addition, goodwill (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the book value of its assets) is generally characterized as an active asset to the extent it is attributable to activities that produce active income.

We hold a substantial amount of cash and other passive assets, and the proceeds from this offering will increase the amount of cash we hold. However, based upon the estimated value of our assets, including goodwill, the nature and composition of our income and assets and the application of an exception applicable to certain banks engaged in the active conduct of a banking business (under which interest, income equivalent to interest and certain other types of income earned by such banks are treated as active for purposes of the PFIC rules) (the “active banking exception”), we do not believe that we were a PFIC for our taxable year ended December 31, 2025. Our determination of the value of our assets for our taxable year ended December 31, 2025 is the subject of management discretion and is based on a valuation method that is not based on publicly quoted values of our equity, and could be subject to challenge. And although we do not expect to be a PFIC for our current taxable year based on our conclusion that we qualify for the active banking exception and our expectations as to our market capitalization for purposes of valuing our non-passive assets, because of the extent to which the value of our non-passive assets will be determined by reference to our market capitalization, which may fluctuate based on the market price of our ADSs, there is a risk that we may be a PFIC for our current taxable year and future taxable years. A determination that we are not a PFIC relies on us qualifying for the active banking exception referenced above, which is the subject of IRS Notice 89-81, issued in 1989, and subsequently proposed Treasury Regulations from 1995 and proposed Treasury Regulations from 2021, each of which may generally be relied upon by taxpayers until they are withdrawn or final regulations are issued, and each of which generally applies to traditional banking business models that are similar to, but also differ from, our business model. There is no assurance that such proposed Treasury Regulations will be finalized in their current form, that we will qualify for the active banking exception pursuant to Notice 89-81 or the proposed Treasury Regulations in any past, current or future taxable year or that the IRS would agree with our conclusion regarding the applicability of Notice 89-81 or the proposed Treasury Regulations to our circumstances, given the inherent uncertainty in applying the Notice and the proposed Treasury Regulations to our business model. In addition, our PFIC status for any taxable year is an annual determination that cannot be determined until after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time, including by reference to our market capitalization, as well as our qualification for the active banking exception described above. Moreover, the total value of our assets (including goodwill) may be determined, in part, by reference to the market price of our ADSs from time to time, which may fluctuate. Accordingly, if our market capitalization declines while we hold a substantial amount of cash, cash equivalents or other passive assets for any taxable year (including cash raised in this or any future offering), we may be a PFIC for that taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with that conclusion and that the IRS would not successfully challenge our position. Moreover, it is not entirely clear how the contractual arrangements with the shareholders of the VIE will be treated for purposes of the PFIC rules, and if the VIE is not treated as owned by us for these purposes, it may change the results of our analysis. For these reasons, we can give no assurance that we will not be a PFIC for our current or any future taxable year. Due to the factual nature of the determination of our PFIC status, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. Investors are urged to consult their tax advisers regarding the U.S. federal income tax effects of our PFIC status.

Under attribution rules, if we were a PFIC for any taxable year during which a U.S. Holder owns our ordinary shares or ADSs and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), the U.S. Holder would be deemed to own its proportionate amount (by value) of the shares of any such Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder would not receive the proceeds of those distributions or dispositions directly.

If we were a PFIC for any taxable year during which a U.S. Holder owns our ordinary shares or ADSs, the U.S. Holder may be subject to certain adverse tax consequences. Unless a U.S. Holder makes a timely “mark to market” or deemed sale election as discussed below, gain recognized on a sale or other disposition (including, under certain circumstances, a pledge) of ordinary shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for our ordinary shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distributions received by a U.S. Holder on its ordinary shares or ADSs in a taxable year exceed 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distributions would be subject to taxation in the same manner as gain, described immediately above.

If we are a PFIC for any year during which a U.S. Holder owns our ordinary shares or ADSs, we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns our ordinary shares or ADSs, even if we cease to meet the threshold requirements for PFIC status. However, if we cease to be a PFIC, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if its ordinary shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC.

If the ordinary shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (or, for the quarter of the calendar year in which the offering occurs, such reduced number of days as prescribed by applicable Treasury Regulations). The New York Stock Exchange, on which the ADSs are expected to be listed, is a qualified exchange for this purpose. However, we do not intend to list our ordinary shares on any stock exchange. Therefore, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that the Company may have Lower-tier PFICs for which a mark-to-market election is unlikely to be available.

If a U.S. Holder that owns ADSs makes the mark-to-market election, for each year that we are a PFIC, the holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of the taxable year over its adjusted tax basis in the ADSs, and will recognize an ordinary loss in respect of any excess of its adjusted tax basis in the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). Distributions paid on ADSs will be treated as discussed below under “— Taxation of Distributions.”

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of ordinary shares or ADSs.

If a U.S. Holder owns ordinary shares or ADSs during any year in which the Company is a PFIC, the U.S. Holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning the Company’s PFIC status and the tax considerations relevant to an investment in a PFIC.

Taxation of Distributions

The following is subject to the discussion under “— Passive Foreign Investment Company Rules” above.

Distributions paid on our ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to non-corporate U.S. Holders on our ADSs may be taxed at preferential tax rates, provided that we are not a PFIC or, with respect to a particular U.S. Holder, treated as a PFIC for the taxable year of the dividend or the prior taxable year. However, in light of the discussion under “— Passive Foreign Investment Company Rules” above, non-corporate U.S. Holders should not expect that dividends, if any, on our ADSs will be eligible for preferential tax rates. Moreover, regardless of our status as a PFIC, dividends, if any, on our ordinary shares that are not represented by ADSs may not meet the conditions required for preferential tax rates. U.S. Holders should consult their tax advisers regarding the availability of these favorable tax rates on dividends in their particular circumstances. Dividends will be treated as foreign-source income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code for dividends received from other U.S. corporations. Dividends will be included in a U.S. Holder’s income on the date of receipt of the dividend by the U.S. Holder (in the case of ordinary shares) or the depositary (in the case of ADSs), as the case may be. The amount of any dividend income with respect to dividends, if any, paid in non-U.S. currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt by the U.S. Holder (in the case of ordinary shares) or the depositary (in the case of ADSs), as the case may be, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of actual or constructive receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

In the event that dividends are subject to any non-U.S. withholding taxes, a U.S. Holder’s ability to claim a foreign tax credit may be subject to limitations, including the “FTC Regulations” discussed below under “— Sale or Other Disposition of Our Ordinary Shares or ADSs.”

Sale or Other Disposition of Our Ordinary Shares or ADSs

The following is subject to the discussion under “— Passive Foreign Investment Company Rules” above.

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in our ordinary shares or ADSs disposed of and the amount realized on the disposition

(which, as discussed below, may include any Nigerian tax withheld from the proceeds of the disposition), in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. However, in light of the discussion under “— Passive Foreign Investment Company Rules” above, U.S. Holders should not expect that any gain recognized on a sale or other taxable disposition of our ordinary shares or ADSs will be treated as long-term capital gain.

On December 28, 2021, Treasury Regulations pertaining to foreign tax credits (the “FTC Regulations”) were released that imposed significant new limitations on non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the FTC Regulations were published on July 27, 2022. Furthermore, notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to the FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance).

If any gain from the sale or other disposition of our ordinary shares or ADSs is subject to Nigerian tax, U.S. Holders may not be able to credit such tax under the FTC Regulations, including because of the lack of an income tax treaty between Nigeria and the United States. As discussed above, the IRS has released notices that provide temporary relief from certain provisions of the FTC Regulations, and whether the IRS will withdraw this relief for 2026 or future years is uncertain. However, because any gain or loss recognized will generally be U.S.-source gain or loss for foreign tax credit purposes, even if the FTC Regulations do not prohibit a U.S. Holder from claiming a foreign tax credit for Nigerian taxes on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit for such Nigerian taxes. Similar limitations and application of the FTC Regulations would also apply to any other non-U.S. taxes payable in connection with a sale or other disposition of our ordinary shares or ADSs. Alternatively, a U.S. Holder may be able to take a deduction for such Nigerian taxes or any other non-U.S. taxes to the extent required to be paid. An election to deduct otherwise creditable foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. If any Nigerian or other non-U.S. tax is not a foreign income tax eligible for a foreign tax credit, the non-creditable tax may reduce the amount realized on the sale or other disposition of our ordinary shares or ADSs.

The rules relating to foreign tax credits and deductions are complex, and U.S. Holders should consult their tax advisers concerning the availability of foreign tax credits and deductions in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated in the following table. Citigroup Global Markets Inc., Deutsche Bank AG, Hong Kong Branch, The Standard Bank of South Africa Limited and China International Capital Corporation Hong Kong Securities Limited are acting as the representatives of the underwriters.

Underwriters	Number of ADSs
Citigroup Global Markets Inc.
Deutsche Bank AG, Hong Kong Branch
The Standard Bank of South Africa Limited
China International Capital Corporation Hong Kong Securities Limited

Total

The underwriters are offering the ADSs subject to their receipt and acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Deutsche Bank AG, Hong Kong Branch will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Deutsche Bank Securities Inc. The Standard Bank of South Africa Limited is not a U.S. registered broker-dealer and it will not effect any offers or sales of any securities in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with the applicable laws and regulations.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, U.S.A. The address of Deutsche Bank AG, Hong Kong Branch is Level 60 International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong. The address of The Standard Bank of South Africa Limited is 30 Baker Street, Rosebank, Johannesburg, 2196, South Africa. The address of China International Capital Corporation Hong Kong Securities Limited is 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of      additional ADSs from us at the initial public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above and will offer the additional ADSs on the same term as those on which the ADSs are being offered.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$     per ADS from the initial public offering price. After the initial public offering, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by us from ADSs offered to the public	$	$	$
Proceeds, before expenses, to us from ADSs offered to the public	$	$	$

We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately
US$    million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering up to US$    .

[We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.]

[Our directors, officers, existing shareholders and certain holders of our outstanding share incentive awards have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise; (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement; or (iv) make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.]

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

We have applied to list our ADSs on the NYSE under the symbol “    .”

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price will be negotiated among the representatives and us and will not necessarily reflect the market price of the ADSs following this offering. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the NYSE, the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

[At our request, the underwriters have reserved up to    % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed ADS program will be administered by    . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

[The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.]

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

The ADSs may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

The ADSs may be sold only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Financial Center

This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Center, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the Dubai International Financial Center.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ADSs shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Issuer that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

[In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.]

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ADSs in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

France

Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities

Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Indonesia

This prospectus does not, and is not intended to, constitute a prospectus for a public offering of securities and this offering does not, and is not intended to, constitute a public offering of securities under Law Number 8 of 1995 regarding Capital Market and its implementing regulations. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act and accordingly, have not been, directly or indirectly, offered or sold and will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and the other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Nigeria

This Form F-1 has not been registered with the Nigerian Securities and Exchange Commission or under the Nigerian Investments and Securities Act, 2025 (the “ISA”) or the consolidated Nigerian Securities and Exchange Commission Rules and Regulations, 2013 (as amended) (“Nigerian SEC Rules”). Accordingly, the ADSs have not been offered or sold or made the subject of an invitation for purchase in Nigeria, and this Form F-1 and any other document or material in connection with the offer or sale, or invitation for purchase, of the ADSs, may not be circulated or distributed, whether directly or indirectly, to any person in Nigeria or for the account or benefit of, persons resident in Nigeria. Accordingly, the Form F-1 is not directed to, and the ADSs are not available for purchase by, any persons within Nigeria.

Each Underwriter has represented and agreed, and each further Underwriter appointed under the offering will be required to represent and agree, that no offers or sales of any ADSs will be made in Nigeria except in compliance with the ISA and the Nigerian SEC Rules.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated December 27, 2017, as amended (“CMA”) pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”);

•	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

South Africa

Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(a) the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorized financial service providers under South African law;

(v)	financial institutions recognized as such under South African law;

(vi)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

(b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the ADSs to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

No ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a) to any legal entity which is a “qualified investor” as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c) in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”);

provided that no such offer of ADSs shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the issuer that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

[In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.]

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ADSs in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.

Expenses	Amount
SEC registration fee	US$
NYSE listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$

Total	US$

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. The underwriters are being represented by Simpson Thacher & Bartlett with respect to certain legal matters with respect to U.S. federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Davis Polk & Wardwell LLP may rely upon Harney Westwood & Riegels with respect to matters governed by Cayman Islands law. Certain legal matters as to Indonesian law will be passed upon for us by Hutabarat Halim & Rekan.

EXPERTS

The consolidated financial statements of OPay Limited at December 31, 2025 and 2024, and for the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The office of Ernst & Young Hua Ming LLP is located at 16th Floor, Ernst & Young Tower, Oriental Plaza, No. 1 East Chang’an Avenue, Dong Cheng District, Beijing, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of OPay Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OPay Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive (loss) income, shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2024.

Beijing, The People’s Republic of China

May 1, 2026

OPay Limited

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

	Notes	As of December 31,
		2024	2025
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		104,790	274,317
Restricted cash		2,146	1,915
Short-term investments	2	131,354	410,446
Funds receivable and customer accounts	2	342,324	344,226
Accounts receivable and contract assets, net of allowance of US$877 and US$43 as of December 31, 2024 and 2025, respectively	2	10,397	29,024
Loans and interest receivable, net of allowance of US$15,012 and US$77,545 as of December 31, 2024 and 2025, respectively	4	41,234	196,096
Inventories	2	868	1,537
Prepaid expenses and other current assets	5	36,274	62,000

Total current assets		669,387	1,319,561

Non-current assets:
Property and equipment, net	6	2,718	3,395
Intangible assets	8	119,692	113,755
Goodwill		49,327	47,795
Operating lease right-of-use assets	7	418	2,592

Total non-current assets		172,155	167,537

TOTAL ASSETS		841,542	1,487,098

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of US$5,661 and US$9,253 as of December 31, 2024 and 2025, respectively):
Accounts payable and accrued liabilities	11	67,728	103,441
Fixed rate notes	2	6,586	—
Funds payable and amounts due to customers	2	342,324	344,226
Interest-bearing deposits by customers, current	2	241,837	697,502
Amounts due to related parties	9	479	—
Operating lease liabilities, current	7	230	525

Total current liabilities		659,184	1,145,694

Non-current liabilities (including amounts of the VIE without recourse to the primary beneficiary of US$4,174 and US$6,201 as of December 31, 2024 and 2025, respectively):
Interest-bearing deposits by customers, non-current	2	2,358	7,463
Operating lease liabilities, non-current	7	208	1,098
Other non-current liabilities		1,467	1,607
Deferred tax liabilities	14	30,613	31,530

Total non-current liabilities		34,646	41,698

TOTAL LIABILITIES		693,830	1,187,392

Commitments and contingencies	13

OPay Limited

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

	Notes	As of December 31,
		2024	2025
		US$	US$
Mezzanine equity:
Series Seed redeemable convertible preferred shares (US$0.000004 par value per share; 62,428,225 shares authorized, issued and outstanding as of December 31, 2024 and 2025）	12	7,286	7,686
Series Seed+ redeemable convertible preferred shares (US$0.000004 par value per share; 150,227,870 shares authorized, issued and outstanding as of December 31, 2024 and 2025)	12	20,439	21,562
Series A redeemable convertible preferred shares (US$0.000004 par value per share; 169,895,125 shares authorized, issued and outstanding as of December 31, 2024 and 2025)	12	36,773	38,805
Series B redeemable convertible preferred shares (US$0.000004 par value per share; 309,795,725 shares authorized, issued and outstanding as of December 31, 2024 and 2025)	12	170,656	180,256
Series C redeemable convertible preferred shares (US$0.000004 par value per share; 501,220,974 shares authorized and issued, 419,078,264 shares outstanding as of December 31, 2024; 495,580,006 shares authorized, issued and outstanding as of December 31, 2025)	12	619,774	784,922

TOTAL MEZZANINE EQUITY		854,928	1,033,231

Shareholders’ deficit:
Ordinary shares (US$0.000004 par value per share; 11,306,432,081 shares authorized, 498,722,353 shares issued and outstanding as of December 31, 2024; 11,312,073,049 shares authorized, 498,722,353 shares issued and outstanding as of December 31, 2025)		2	2
Additional paid-in capital		—	—
Accumulated other comprehensive income		27,254	17,946
Accumulated deficit		(734,472)	(751,473)

TOTAL SHAREHOLDERS’ DEFICIT		(707,216)	(733,525)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT		841,542	1,487,098

The accompanying notes are an integral part of these consolidated financial statements.

OPay Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

	Notes	Years ended December 31,
		2024	2025
		US$	US$
Revenues:
Transaction-based services	2	79,190	167,262
Loan financing services	2	71,536	260,251
Loan facilitation services	2	39,189	50,579
Interest income from short-term investments	2	9,200	47,256
Others	2	6,616	10,903

Total revenues		205,731	536,251

Operating expenses:
Transaction-based expenses		(17,989)	(14,348)
Provision for expected credit loss		(24,830)	(121,294)
Interest and financial expenses		(6,192)	(21,477)
Technology and development expenses		(79,603)	(95,147)
Selling and marketing expenses		(43,361)	(96,609)
General and administrative expenses		(26,084)	(26,640)
Customer support and operations		(16,740)	(27,480)
Depreciation and amortization		(16,551)	(4,463)
Hardware cost	2	(9,576)	(21,693)
Others		93	—

Total operating expenses		(240,833)	(429,151)

Operating (loss) income		(35,102)	107,100

Interest income		4,931	4,099
Interest expense		(1,867)	(1,988)
Foreign exchange (loss) gain, net		(14,278)	3,338
Others, net		(729)	(1,756)

(Loss) income before income taxes		(47,045)	110,793

Income tax expense	14	(3,782)	(38,323)

Net (loss) income		(50,827)	72,470

Less: Net income attributable to non-controlling interests		150	—

Net (loss) income attributable to OPay Limited		(50,977)	72,470

Accretion of preferred shares	12	(53,096)	(89,471)

Net loss attributable to ordinary shareholders of OPay Limited		(104,073)	(17,001)

Loss per share:
Basic and diluted	16	(0.21)	(0.03)
Weighted average number of shares:
Basic and diluted	16	498,722,353	498,722,353
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		4,802	(9,308)

Comprehensive (loss) income		(46,025)	63,162

Less: Comprehensive income attributable to non-controlling interests		150	—

Comprehensive (loss) income attributable to OPay Limited		(46,175)	63,162

Accretion of preferred shares	12	(53,096)	(89,471)

Comprehensive loss attributable to ordinary shareholders of OPay Limited		(99,271)	(26,309)

The accompanying notes are an integral part of these consolidated financial statements.

OPay Limited

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

	Attributable to OPay Limited
	Ordinary shares		Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Total shareholders’ deficit
	Number of shares	Amount
		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2024	498,722,353	2	—	22,452	(628,579)	(156)	(606,281)
Net loss	—	—	—	—	(50,977)	150	(50,827)
Other comprehensive income	—	—	—	4,802	—	—	4,802
Acquisition of non-controlling interests*	—	—	—	—	(1,820)	6	(1,814)
Accretion of preferred shares	—	—	—	—	(53,096)	—	(53,096)

Balance as of December 31, 2024	498,722,353	2	—	27,254	(734,472)	—	(707,216)

Net income	—	—	—	—	72,470	—	72,470
Other comprehensive loss	—	—	—	(9,308)	—	—	(9,308)
Accretion of preferred shares	—	—	—	—	(89,471)	—	(89,471)

Balance as of December 31, 2025	498,722,353	2	—	17,946	(751,473)	—	(733,525)

*

In 2024, the Group acquired the remaining 0.79% equity interest of one subsidiary. The acquisition of the non-controlling interests by the Group was recognized as an equity transaction. The difference between the consideration transferred and the carrying amount of the non-controlling interests was recognized as an adjustment to accumulated deficit.

The accompanying notes are an integral part of these consolidated financial statements.

OPay Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

		Years ended December 31,
	Notes	2024	2025
		US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net (loss) income		(50,827)	72,470
Depreciation and amortization		16,551	4,463
Provision for expected credit losses		24,830	121,294
Deferred tax (benefit) expense		(430)	1,924
Unrealized foreign exchange loss (gain)		6,168	(1,624)
Inventory write-downs		1,833	3,021
Non-cash operating lease expenses		21	29
Interest income, net		(3,173)	(9,151)
Others		—	573
Changes in assets and liabilities
Accounts receivable and contract assets, net		(3,165)	(16,209)
Loans and interest receivable		4,120	(28,736)
Inventories		(2,262)	(3,483)
Prepaid expenses and other current assets		2,182	(22,267)
Operating lease right-of-use assets		(73)	(2,174)
Accounts payable and accrued liabilities		55,800	31,236
Amounts due to related parties		—	(479)
Operating lease liabilities		(3)	1,156
Other non-current liabilities		419	140

Net cash provided by operating activities		51,991	152,183

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment, net		(4,378)	(3,048)
Purchase of short-term investments		(185,298)	(639,247)
Proceeds from maturity of short-term investments		77,270	378,479
Origination of loans receivable		(243,947)	(938,280)
Repayments of loans receivable		199,175	695,439

Net cash used in investing activities		(157,178)	(506,657)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in funds payable and amounts due to customers		116,159	(20,762)
Net increase in interest-bearing deposits by customers		182,001	420,910
Net change in funds receivable		17,303	(6,813)
Acquisition of noncontrolling interests in a subsidiary		(1,814)	—
Payments of deferred IPO costs		—	(1,334)
Repurchase of preferred shares		—	(11,168)
Proceeds from preferred shareholders	12	10,000	100,000
Repayments of fixed rate notes		—	(6,678)

Net cash provided by financing activities		323,649	474,155

Effect of exchange rate difference on cash, cash equivalents, restricted cash and customer accounts		(93,137)	44,704

Net change in cash, cash equivalents, restricted cash and customer accounts		125,325	164,385

Cash, cash equivalents, restricted cash and customer accounts at the beginning of the year		284,302	409,627

Cash, cash equivalents, restricted cash and customer accounts at the end of the year		409,627	574,012

Supplemental disclosures of cash flow information:
Interest paid		7,806	19,558
Income tax paid	14	526	3,460
Reconciliation of cash, cash equivalents, restricted cash and customer accounts
Cash and cash equivalents		104,790	274,317
Restricted cash		2,146	1,915
Customer accounts	10	302,691	297,780

Total cash, cash equivalents, restricted cash and customer accounts shown in the statements of cash flows		409,627	574,012

The accompanying notes are an integral part of the consolidated financial statements.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

1. ORGANIZATION

(a) Nature of operation

OPay Limited (the “Company” or “OPay”) was incorporated under the laws of the Cayman Islands in 2019. The Company, through its subsidiaries and variable interest entity (collectively, the “Group”), provides a full range of services typically associated with digital banks, such as deposits, payments, saving and credit. The Group’s current principal geographic markets are in Nigeria, Indonesia and Egypt.

As of December 31, 2025, the Company’s principal subsidiaries are as follows:

	Date of establishment/ acquisition	Place of establishment	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries
OPay Digital Services Pte. Ltd. (“OPay Singapore”)	April 6, 2020	Singapore	100%	Investment holding
OPay Digital Services Limited	May 31, 2018	Nigeria	100%	Transaction-based services
OPay Microfinance Bank Limited	December 31, 2021	Nigeria	100%	Loan financing services
OPay Egypt for E-Payment Services	January 3, 2021	Egypt	100%	Transaction-based services
Variable interest entity
PT Kredit Utama Fintech Indonesia (“KUFI”)	February 28, 2023	Indonesia	NIL	Loan facilitation services

(b) Variable interest entity (“VIE”)

Due to regulatory and licensing requirements applicable to financial technology and digital lending businesses in Indonesia, the Group conducts certain of its operations in Indonesia through KUFI. Despite the lack of technical majority ownership, OPay Singapore has controlling financial interest of the VIE through a series of contractual arrangements (the “Contractual Arrangements”) with the registered shareholders of the VIE (the “Registered Shareholders”). Through the Contractual Arrangements, the Registered Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to OPay Singapore and therefore, OPay Singapore has the power to direct the activities of the VIE that most significantly impact its economic performance. OPay Singapore also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. Accordingly OPay Singapore is the primary beneficiary of the VIE. Based on the above, OPay Singapore consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standard Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Arrangements:

Loan Agreements

Pursuant to the loan agreements amongst OPay Singapore and the Registered Shareholders, OPay Singapore provided interest-free loan to the Registered Shareholders. The loan agreements will be valid for a period of ten years, and can be automatically extended for ten consecutive years without requiring any extension notice.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

1. ORGANIZATION (cont.)

Exclusive Option Agreements

Pursuant to the exclusive option agreements, OPay Singapore has been irrevocably and unconditionally granted exclusive options to purchase, or to designate one or more persons to purchase, all or part of the equity interests in the VIE held by the Registered Shareholders in accordance with applicable Indonesian laws and regulations. These options may be exercised at any time, subject to applicable regulatory requirements, and provide OPay Singapore with the ability to acquire direct ownership of the VIE if and when such ownership becomes permissible. Without the prior written approval of OPay Singapore, the Registered Shareholders and/or the VIE shall not (i) transfer the VIE’s shares to any other party and (ii) cause or permit the VIE to enter into, amend, or terminate any major contract, except in the ordinary course of business and on arm’s length terms. This agreement may be terminated solely at the discretion of OPay Singapore.

Irrevocable Powers of Attorney

Pursuant to the powers of attorney executed by OPay Singapore and the Registered Shareholders, each Registered Shareholder has granted OPay Singapore full power to do and perform in the name and on behalf of Registered Shareholders, including (i) attend shareholders’ meetings and sign relevant resolutions, (ii) exercise all shareholder’s rights under laws of Indonesia and the articles of association of the VIE, such as the voting right and (iii) the sale, transfer, or dispose of the pledged equity interests in accordance with the Contractual Arrangements. The powers of attorney remains irrevocably effective as long as such shareholders remain as the shareholders of the VIE. OPay Singapore is entitled to re-authorize or assign its rights related to the equity interest to any other person or entity at its own discretion.

Pledge of Shares Agreements

Pursuant to the pledge of shares agreements between OPay Singapore and the Registered Shareholders, Registered Shareholders have pledged all of their equity interests in the VIE to OPay Singapore as security for their obligations under the Contractual Arrangements. The equity pledges cover existing shares as well as any equity interests acquired in the future. In the event of a breach of the Contractual Arrangements, OPay Singapore is entitled to enforce the pledges in accordance with applicable law. Registered Shareholders shall not transfer or encumber the shares in any way whatsoever during the existence of the pledge of shares agreements.

Assignment of Proceeds Agreements

Pursuant to the assignment of proceeds agreements executed by OPay Singapore and the Registered Shareholders, Registered Shareholders have assigned to OPay Singapore all economic benefits derived from their equity interests in the VIE, including dividends, distributions, liquidation proceeds and any other payments.

Indemnity Agreements

OPay Singapore has entered into agreements to indemnify the Registered Shareholders against liabilities, losses or claims arising from their performance of obligations under the Contractual Arrangements or from actions taken at OPay Singapore’s supervision, to the extent permitted by applicable law.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the VIE is in compliance with existing Indonesia laws and regulations; (ii) each of the Contractual Arrangements are valid and legally binding, enforceable, and comply in fact and in good faith with the relevant Indonesian laws and regulations which

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

1. ORGANIZATION (cont.)

currently prevails; and (iii) the execution, compliance and performance of the Contractual Arrangements do not result in any violation of the provisions of the articles of association or business licenses of the VIE or any governmental authorizations, and do not violate or contravene any provisions of the laws, rules, or regulations in Indonesia.

However, the Contractual Arrangements may not be as effective as ownership, the Registered Shareholders of the VIE may have interests that are different from those of OPay Singapore, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Arrangements with the VIE. In addition, if the Registered Shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew the existing Contractual Arrangements, OPay Singapore may not be able to effectively control the VIE and receive economic benefits from them, which may result in deconsolidation of the VIE.

In addition, if the current structure or any of the Contractual Arrangements were found to be in violation of any existing or future laws or regulations of Indonesia, the VIE may be subject to penalties, which could have a material adverse effect on the VIE’s ability to conduct its business.

The following tables set forth the assets, liabilities, results of operations and cash flows of the VIE included in the Company’s consolidated balance sheets, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows:

	As of or for the years ended December 31,
	2024	2025
	US$	US$
Total current assets	29,733	48,775
Total non-current assets	500	253
Total assets	30,233	49,028
Total current liabilities	5,661	9,253
Total non-current liabilities	4,174	6,201
Total liabilities	9,835	15,454
Revenues	40,133	52,846
Net income	13,373	17,719
Net cash provided by operating activities	7,158	3,991
Net cash used in investing activities	—	—
Net cash provided by financing activities	—	—

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All significant intercompany balances and transactions have been eliminated upon consolidation.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance for credit losses, variable consideration of loan facilitation services, standalone selling prices of performance obligations of revenue contracts, inventory valuation, impairment of long-lived assets and intangible assets with indefinite useful life and goodwill, and provisions for income taxes. Management bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency

The reporting currency of the Group is the United States Dollar (“US$”). The functional currency of the Company and the subsidiary in Singapore is US$. The functional currency of the Company’s subsidiaries in Nigeria is the Nigerian Naira (“NGN”). The functional currency of the Company’s VIE located in Indonesia is the Indonesian Rupiah (“IDR”). The functional currency of the Company’s subsidiaries in Egypt is the Egyptian Pound (“EGP”).

Transactions denominated in foreign currencies are remeasured into the functional currency at the prevailing exchange rates on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the prevailing exchange rates as of each balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss) income.

The Group translates results of operations and financial position using the average exchange rate for each month and the exchange rate at the balance sheet dates respectively. All assets and liabilities of subsidiaries and operations which have a functional currency other than US$ are translated into US$ at exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the month, the resulting translation adjustments are recorded in “Other comprehensive income (loss)” in the consolidated statements of comprehensive (loss) income.

Revenue recognition

The Group generates revenue from contracts with customers. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration that the Group expects to receive in exchange for those services. The Group elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. The Group utilized the practical expedient under ASC 606-10-50-14 and does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

Transaction-based services

Transaction-based services mainly represent fees generated from payments and merchant acquiring services facilitated through the Group’s platform in Nigeria and Egypt. The service fee is calculated as a fixed percentage of the total transaction amount processed, and is recognized at a point in time upon completion of the transaction.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Transaction-based services (cont.)

To promote engagement and acquire new users on the Group’s platform, the Group may provide incentives in various forms including cash rebates and coupons. Incentives are recorded as a reduction to revenue.

Transaction-based expenses

Transaction-based expenses consist primarily of processing and settlement fees paid to the third-party payment processors and financial institutions, and various other costs directly attributable to the transaction-based services.

Customer accounts

Customer accounts comprise of customers’ stored balances in digital wallets account, which are not available for the Group’s general use and are repayable to the customer on demand. The customer funds are segregated from the Group’s operational capital to comply with the regulatory requirements. Therefore, the Group restricts the use of the assets underlying the customer balances and separately classifies the assets as “Customer accounts” on the consolidated balance sheets. The corresponding liability is presented on the consolidated balance sheets in the amounts due to customers.

Funds receivable and funds payable

Funds receivable and funds payable represent amounts due from or due to third-party payment processors for customer transactions. Funds receivable and funds payable are typically received or paid within one to three business days of the transaction date. No allowances have been established for funds receivable, as funds are due from large, well-established financial institutions with no historical collections issue.

Loan financing services

In Nigeria, the Group generates financing income from its loans receivable, which mainly comprises of interest income. Interest income is recognized over the terms of loans receivable using the effective interest method in accordance with ASC 310, Receivables. Incentives are provided to certain borrowers and can only be applied as a reduction to the borrower’s repayments and cannot be withdrawn by the borrowers in cash. These incentives are recorded as a reduction in loan financing income using effective interest method.

The Group does not accrue interest income on loans that are considered impaired or placed on non-accrual status. Loans are placed on non-accrual status upon reaching 90 days past due. Interest income accrued but not received is generally reversed against loan financing income. Interest income will be recognized when cash is received on a cost recovery method. The cash received is applied first to the outstanding principal amount followed by interest income.

The Group charges penalty fees for late installment payments. The penalty fee is calculated based on the number of overdue days and the applicable late payment rate. The penalty fees are recognized on a cash basis.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Loans and interest receivable

Loans and interest receivable represent payments due from borrowers that utilize the Group’s credit services in Nigeria, primarily in larger cities including Lagos. Loans and interest receivable are recorded at amortized cost (i.e. unpaid principal), net of allowance.

The Group considers loans and interest receivable to be delinquent when payments are one day past due.

Loans and interest receivable are charged off when the Group determined the balance to be uncollectable. In general, the Group considers loans and interest receivable meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) all loans and interest receivable that are 120 days past due are therefore deemed uncollectible and charged-off. When the Group receives cash in satisfaction of some or all of the amounts it previously wrote off, the recovery is recognized as a reduction to credit loss expense.

The Group maintains an allowance for credit losses in accordance with ASC 326, Credit Losses (“ASC 326”). The allowance for credit losses is calculated based on historical loss experience using probability of default (“PD”) and loss given default (“LGD”) method for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions. These factors may include Nigeria’s gross-domestic product, Nigeria’s gross-domestic product per capita at purchasing power parity, Nigeria’s current account balance and other considerations. The Group analyzes a combination of qualitative factors to the change in loss rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.

Loan facilitation services

The Group entered into loan facilitation arrangements with various funding partners and individual borrowers in Indonesia. Funding partners comprise of financial institutions including banks. The Group facilitates loans from funding partners to borrowers on its platform, with funding partners acting as the lenders. The loan facilitation services include (i) loan facilitation and matching services, and (ii) post-origination services (i.e. account maintenance, collection, and payment processing). The Group determines that the funding partners and the borrowers are the customers because they receive services provided by the Group pursuant to the contractual terms.

The Group determines that it is only the facilitator in the loan origination and repayment process, and therefore, the Group does not record loans receivable arising from these loans nor funding debts to the funding partners.

The Group determines the transaction price based on amounts billed to borrowers (inclusive of loan interest, insurance premiums, and service fees), net of interest due to funding partners and premiums paid to insurance companies on the funding partners’ behalf. The transaction price also includes variable service fees which are contingent on the borrower making timely repayments. Variable consideration is estimated using the expected value method based on historical default rate, current and forecasted borrower repayment trends and is limited to the amount of variable consideration that is probable not to be reversed in future periods.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Loan facilitation services (cont.)

The transaction price is allocated to loan facilitation and matching services and post-origination services using their relative standalone selling prices. The Group does not have observable standalone selling price for the loan facilitation and matching services and post-origination services because the services are not provided separately. The Group uses an expected cost plus margin approach to estimate the standalone selling prices.

Revenues from loan facilitation and matching services are recognized upon the funding partner releasing the funds to the borrower after being matched on the Group’s platform. Revenues from post-origination services are recognized evenly over the term of the loans as the services are performed.

Interest income from short-term investments

Interest earned from short-term investments as part of the Group’s digital wallets and banking business is recognized as revenue.

Others

Others mainly include revenues from sales of Point of Sales (“POS”) terminals and performance-based marketing services provided to merchants and others. Revenue is recognized when control of the goods and services is transferred to the customer.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits placed with banks with original maturities of three months or less, which are unrestricted as to withdrawal or use.

Restricted Cash

Restricted cash mainly represents cash maintained at the settlement bank to support interbank settlement operations, which is not available to fund the general liquidity needs.

Short-term investments

Short-term investments mainly include treasury bills issued by the Central Bank of Nigeria (“CBN”) and wealth management products, all with maturities of one year or less. The wealth management products are primarily fixed interest rate products with specified maturity dates. The underlying assets of these wealth management products mainly comprise treasury bills, money market funds, and other liquid instruments. The Group classifies and accounts for investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320, Investments-Debt Securities (“ASC 320”).

The Group has both positive intent and ability to hold all its investments to maturity. Accordingly, these investments are classified as held-to-maturity debt securities and measured at amortized cost, net of allowance for credit losses. During the periods presented, the allowance for credit losses was immaterial and there were no gross unrecognized holding gains or losses related to these securities.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Short-term investments (cont.)

Interest income, including amortization of the premium and discount arising at acquisition, are included in earnings. For the years ended December 31, 2024 and 2025, the Group recorded interest income from its short-term investments of US$9,200 and US$47,256, respectively, in the consolidated statements of comprehensive (loss) income.

Accounts receivable and contract assets, net

Accounts receivable are recorded at the original invoiced amount less an allowance for credit losses. The Group’s conditional right to consideration in exchange for goods or services that has been transferred to a customer is recorded as contract assets, which are then recognized as accounts receivable when the right to consideration becomes unconditional. Contract assets represent the Group’s right to consideration in exchange for loan facilitation services that the Group has transferred to the customer before payment is due.

As of December 31, 2024 and 2025, accounts receivable was US$4,277 and US$3,672, net of an allowance for credit losses of US$877 and US$43, respectively. The allowance for credit losses of contract assets was not material as of December 31, 2024 and 2025.

Interest-bearing deposits by customers

The Group sells fixed rate saving products to customers through its platform in Nigeria. The deposits collected from these products may be designated for credit extensions or investments, provided that the CBN’s Revised Regulatory and Supervisory Guidelines for Microfinance Banks are met, which require the Group maintain a minimum ratio of 20% of deposit liabilities in liquid assets. Interest paid on the saving products issued to customers are recorded in “Interest and financial expenses”.

Inventory

Inventory consists of finished goods which are POS terminals. Inventory is stated at the lower of cost or net realizable value. Cost of inventories is determined by using the first-in, first-out (“FIFO”) method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for decreases in sales price, obsolescence, or similar reductions in the estimated net realizable value, and are recorded in the “Hardware cost”. Once inventory is written down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment, if any. Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment is capitalized as additions to the related assets. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Estimated Useful Life
Computer and electronic equipment	3 – 4 years
Office equipment	3 – 4 years
Vehicles	3 years

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

Acquired intangible assets are carried at cost, less accumulated amortization and impairment, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Estimated Useful Life
Software	3 – 4 years
User list	2 years
Licenses	Indefinite useful life
Trademark	Indefinite useful life

Intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

Licenses and trademark have been assigned as an indefinite life as the Group anticipates that it will contribute cash flows indefinitely. The Group measures the fair value of identifiable intangible assets upon acquisition and review for impairment annually on December 31, and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2024 and 2025.

Impairment of long-lived assets other than goodwill

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of cash flows that are independent of the cash flows of other groups of assets and liabilities. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. No impairment loss was recognized for the years ended December 31, 2024 and 2025.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events or circumstances that indicate the carrying value may not be recoverable.

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines its reporting units by first identifying its operating segments, and then

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Goodwill (cont.)

assesses whether any components of these segments constitute a business for which discrete financial information is available and where the Group’s segment manager regularly reviews the operating results of that component.

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20, Intangibles — Goodwill and Other: Goodwill (“ASC 350-20”). In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the Group performs quantitative impairment test by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the Group records an impairment loss equal to that excess. No impairment was recorded for the years ended December 31, 2024 and 2025.

Leases

The Group as the lessee determines whether a contract contains a lease at contract inception. Leases are classified as operating or finance leases in accordance with ASC 842, Leases (“ASC 842”). As of December 31, 2024 and 2025, the Group had entered into operating leases for office facilities and did not have any finance leases. The Group’s leases do not contain any residual value guarantees or material restrictive covenants. Some lease agreements contain lease and non-lease components, which the Group chooses not to account for as separate components as the Group has elected the practical expedient. At the commencement date of an operating lease, the Group records a right-of-use (“ROU”) asset and lease liability based on the present value of the lease payments over the lease term, which are based on the non-cancellable term of the lease and may contain options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. ROU assets include any lease prepayments and are reduced by lease incentives.

The Group uses the incremental borrowing rate in determining the present value of lease payments, unless the implicit rate is readily determinable. The incremental borrowing rate is estimated on a portfolio basis considering the entire lease term, currency risk, credit risk and other adjustments. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group elected to not recognize a right-of-use asset or a lease liability on its balance sheet for short-term leases with a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Fixed rate notes

The Group issued Nigerian Naira 10,000,000 (equivalent to US$6,678) fixed rate notes (“Notes”) in December 2023 with one year maturity. The Notes bear interest at the rate of 10% per annum and interest is payable upon maturity. The Notes were extended for one year upon maturity in 2024 and bear interest at the rate of 20% per annum for the extended period. The Notes are classified as a short-term liability and measured at amortized cost using the effective interest method. The Notes were repaid in September 2025.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value measurements

ASC 820, Fair Value Measurements (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 also describes three main approaches to measuring the fair value of assets and liabilities:

(1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, funds receivable and customer accounts, fixed rate notes, funds payable and amounts due to customers, and interest-bearing deposits by customers. The carrying values of the financial instruments approximate their fair values because of the short maturity of these instruments. The carrying amounts of “Interest-bearing deposits by customers, non-current” approximate fair value as they are consistent with the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Technology and development expenses

Technology and development expenses consist primarily of personnel related expenses and technical service fees, costs for cloud infrastructure and other costs to support and improve the Group’s platform.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and marketing promotion expenses and personnel related expenses. Advertising expenses are charged to selling and marketing expenses as incurred which amounted to US$35,916 and US$68,408 for the years ended December 31, 2024 and 2025, respectively.

Customer support and operations

Customer support and operations consist primarily of personnel related expenses and costs incurred in the Group’s customer operations centers, including call center, customer onboarding and compliance costs.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Hardware cost

Hardware cost mainly represents the cost of the POS terminals sold to the customers.

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For the years ended December 31, 2024 and 2025, the Company’s comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to be reversed. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that a portion or all of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax law and are classified in the consolidated statements of comprehensive (loss) income as income tax expense.

The Group early adopted Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) on January 1, 2024 on a prospective basis, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid (Note 14).

Loss per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s redeemable convertible preferred shares are considered participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Company has net income available for distribution under certain circumstances.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Loss per share (cont.)

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable convertible preferred shares using the if-converted method.

Segment Reporting

Based on the criteria established by ASC 280, Segment Reporting (“ASC 280”), the Group currently operates and manages its business by two business sectors and each of them is a reportable segment. The Group’s chief operating decision-maker (“CODM”) is the chief executive officer. The CODM reviews operating results using segment profit to make decisions about allocating resources for the Group and assessing performance of its segments. Refer to Note 15 “Segment reporting”.

Employee benefits

The Group maintains government mandated employee benefits schemes to cover employees of its subsidiaries and the VIE. The employee benefits schemes are considered defined contribution plans. Employer and employee contributions are made based on various percentages of salaries and wages that vary based on employee age and other factors. The Group’s contributions into these plans amounted to US$3,812 and US$5,295 for the years ended December 31, 2024 and 2025, respectively.

Recent Accounting Pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (“ASU 2024-03”), which will require disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements (cont.)

policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. This ASU should be applied prospectively. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

3. CONCENTRATION OF RISKS

Concentration of business in Nigeria

A majority of the Group’s business operations are conducted in Nigeria. As a result, the business, results of operations, financial condition and prospects are inherently sensitive to economic, political and social developments in Nigeria. Nigeria’s operating environment is subject to macroeconomic variability, policy shifts and regulatory changes. Fluctuations in growth, inflation and currency values, together with adjustments to fiscal, monetary or trade measures, may adversely affect the Group’s liquidity, costs, pricing, and the value of the financial assets. Infrastructure constraints and regional disparities can impair efficiency, increase operating expenses and disrupt business continuity.

For instance, a large portion of the cash and cash equivalents, short term investments, funds receivable and customer accounts were held with financial institutions in Nigeria, and most of the loans and interest receivable were derived from customers and borrowers located in Nigeria. As a result, adverse economic, regulatory or financial developments affecting the financial institutions or borrowers could increase credit losses, impair asset recoverability or adversely affect the Group’s liquidity.

In addition, the Group conducts a substantial portion of its operations in NGN, which is not freely convertible into foreign currencies and foreign exchange transactions are subject to regulatory controls and approvals by the CBN. Restrictions on access to foreign currency, delays in conversion or remittance, or changes in foreign exchange regulations or enforcement practices could limit the Group’s ability to convert local currency balances, settle cross-border obligations or upstream funds, which could adversely affect the Group’s liquidity management, capital allocation and financial flexibility.

Changes in laws and regulations, licensing requirements, taxation, and compliance expectations may occur with limited notice and could impose additional costs or restrictions on the Group’s operations. Periods of instability, including supply chain disruptions or market volatility, may negatively impact demand, settlement cycles, and the Group’s ability to execute strategic plans. Any of these factors, individually or in combination, could have a material adverse effect on the Group’s business and operations.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, customer accounts, loans and interest receivable. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

3. CONCENTRATION OF RISKS (cont.)

Concentration of credit risk (cont.)

As of December 31, 2024 and 2025, approximately 93% and 90% of the Group’s cash and cash equivalents, restricted cash, short-term investments and customer accounts were held in the financial institutions in Nigeria and remaining were held in financial institutions outside Nigeria.

		As of December 31, 2024
	Currency	Local Currency amount	US$ equivalent amount
Indonesia	IDR	206,215,831	12,759
Nigeria	NGN	782,907,518	505,428
Egypt	EGP	74,624	1,468

		As of December 31, 2025
	Currency	Local Currency amount	US$ equivalent amount
Indonesia	IDR	271,140,381	16,157
Nigeria	NGN	1,268,281,367	883,354
Egypt	EGP	86,390	1,812

The risk with respect to loans and interest receivable is mitigated by credit evaluations the Group performs on its customers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of suppliers, customers and funding partners

The Group utilizes payment processors and financial institutions to process transactions. During the years ended December 31, 2024 and 2025, one payment processor accounted for 59% and 47% of total transaction expenses, respectively.

During the years ended December 31, 2024 and 2025, no customer accounted for more than 10% of total revenues.

Funding partners accounted for more than 10% of the Group’s off-balance sheet loans as of December 31, 2024 and 2025, as follows:

	As of December 31,
Name	2024	2025
Bank A	26%	50%
Bank B	26%	15%
Bank C	22%	14%
Bank D	15%	10%
Bank E	11%	Less than 10%

Foreign currency risk

Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

3. CONCENTRATION OF RISKS (cont.)

Foreign currency risk (cont.)

Due to its international business activities, the Group is exposed to the risk of changes in foreign exchange rates in connection with payables and receivables resulting from transactions denominated in a different currency from the functional currency of the respective operation as well as intercompany financing.

Interest Rate Risk

The Group is exposed to interest rate risk on its short-term investments, loans and interest receivable and interest-bearing liabilities. Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group has not been exposed to material risks due to changes in market interest rates as the short-term investments, loans and interest receivable and interest-bearing liabilities held by the Group all bear interest at a fixed interest rate.

4. LOANS AND INTEREST RECEIVABLE

Loans and interest receivable consists of the following:

	As of December 31,
	2024	2025
	US$	US$
Loans and interest receivable	56,246	273,641
Less: allowance for credit losses	(15,012)	(77,545)

Loans and interest receivable, net	41,234	196,096

The following table presents nonaccrual loans as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	US$	US$
Nonaccrual loans	2,604	14,178
Less: allowance for credit losses	(2,397)	(13,036)

Nonaccrual loans, net	207	1,142

The amount of interest income recognized during the years ended December 31, 2024 and 2025 on nonaccrual loans were nil.

The following table presents the aging of past-due loans and interest receivable as of December 31, 2024:

	1-30 days	31-60 days	61-90 days	91-120 days	Total past due	Current	Total
	US$	US$	US$	US$	US$	US$	US$
Loans and interest receivable	5,310	4,334	4,030	2,604	16,278	39,968	56,246

Total	5,310	4,334	4,030	2,604	16,278	39,968	56,246

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

4. LOANS AND INTEREST RECEIVABLE (cont.)

The following table presents the aging of past-due loans and interest receivable as of December 31, 2025:

	1-30 days	31-60 days	61-90 days	91-120 days	Total past due	Current	Total
	US$	US$	US$	US$	US$	US$	US$
Loans and interest receivable	31,237	25,006	23,290	14,178	93,711	179,930	273,641

Total	31,237	25,006	23,290	14,178	93,711	179,930	273,641

The following table provides information on delinquency, which is the primary credit quality indicator for loans and interest receivables. The amortized cost of loans was presented by year of origination for five origination years and beyond, as of December 31, 2025:

	1-30 days	31-60 days	61-90 days	91-120 days	Total past due	Current	Total
	US$	US$	US$	US$	US$	US$	US$
2023 and before	—	—	—	—	—	—	—
2024	3	7	15	9	34	—	34
2025	31,234	24,999	23,275	14,169	93,677	179,930	273,607

Total	31,237	25,006	23,290	14,178	93,711	179,930	273,641

The roll-forward of the allowance for credit losses related to loans and interest receivable for the years ended December 31, 2024 and 2025 consists of the following activity:

	As of December 31, 2024
	Loans	Interest receivable	Total
	US$	US$	US$
Balance at the beginning of the year	(11,773)	(1,467)	(13,240)
Provision for expected credit losses	(23,763)	(695)	(24,458)
Write-off	17,326	—	17,326
Impact of foreign currency	4,769	591	5,360

Balance at the end of the year	(13,441)	(1,571)	(15,012)

	As of December 31, 2025
	Loans	Interest receivable	Total
	US$	US$	US$
Balance at the beginning of the year	(13,441)	(1,571)	(15,012)
Provision for expected credit losses	(115,921)	(8,237)	(124,158)
Write-off	69,951	—	69,951
Impact of foreign currency	(7,729)	(597)	(8,326)

Balance at the end of the year	(67,140)	(10,405)	(77,545)

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Prepayments	17,217	28,662
Other receivables	16,959	27,508
Prepaid taxes	2,098	5,830

Total	36,274	62,000

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Computer and electronic equipment	4,579	4,009
Office equipment	2,274	1,278
Vehicles	487	479
Less: Accumulated depreciation	(4,622)	(2,371)

Total	2,718	3,395

Depreciation expenses for the years ended December 31, 2024 and 2025 were US$3,565 and US$2,372, respectively.

7. LEASES

The Group’s operating leases mainly relate to office facilities. For the years ended December 31, 2024 and 2025, the operating lease expenses were US$21 and US$721, respectively. There was no variable lease expenses for the periods presented.

As of December 31, 2024 and 2025, the weighted average remaining lease term was 1.8 years and 2.52 years, respectively. As of December 31, 2024 and 2025, the weighted average discount rate was 7.60% and 6.42%, respectively.

Supplemental cash flow information related to operating leases was as follows:

	As of December 31,
	2024	2025
	US$	US$
Cash payment for operating leases	207	1,460
ROU assets obtained in exchange for operating lease liabilities	418	1,421

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

7. LEASES (cont.)

A summary of the maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2025 is as follows:

Operating leases
Year ending December 31,	US$
2026	572
2027	551
2028	515
2029	198

Total future lease payments	1,836

Less: Imputed interest	213

Total lease liability balance	1,623

8. INTANGIBLE ASSETS

Intangible assets with finite and indefinite lives consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Intangible assets with finite lives
Software	74	74
User list	26,193	25,313
Less: Accumulated amortization	(24,142)	(25,384)

	2,125	3

Intangible assets with indefinite lives
Licenses	107,993	104,532
Trademark	9,574	9,220

	117,567	113,752

Total	119,692	113,755

Amortization expenses for the years ended December 31, 2024 and 2025 were US$12,986 and US$2,091, respectively.

Estimated amortization expense relating to the existing intangible assets with finite lives for the remaining years is immaterial.

9. RELATED PARTY TRANSACTIONS

a) Related Parties

Name of related party	Relationship with the Group
Opera Limited (“Opera”)	An entity, of which the chairman of the board is the principal shareholder of the Company

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

9. RELATED PARTY TRANSACTIONS (cont.)

b) The Group had the following related party balances at the end of the year:

	As of December 31,
	2024	2025
	US$	US$
Amounts due to related parties, current:
Opera (i)	479	—

Total	479	—

(i) The balance represents technology and development expenses payable to Opera.

10. FAIR VALUE MEASUREMENTS

The following are financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes:

	As of December 31, 2024
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Cash and cash equivalents	—	104,790	—	104,790
Restricted cash	—	2,146	—	2,146
Short-term investments:
Treasury bills	—	23,856	—	23,856
Wealth management products	—	107,498	—	107,498
Funds receivable and customer accounts
Cash and cash equivalents	—	302,691	—	302,691
Funds receivable	—	39,633	—	39,633
Liabilities：
Fixed rate notes	—	6,586	—	6,586
Funds payable and amounts due to customers	—	342,324	—	342,324
Interest-bearing deposits by customers	—	244,195	—	244,195

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

10. FAIR VALUE MEASUREMENTS (cont.)

	As of December 31, 2025
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Cash and cash equivalents	—	274,317	—	274,317
Restricted cash	—	1,915	—	1,915
Short-term investments:
Treasury bills	—	53,338	—	53,338
Wealth management products	—	357,108	—	357,108
Funds receivable and customer accounts				—
Cash and cash equivalents	—	297,780	—	297,780
Funds receivable	—	46,446	—	46,446
Liabilities：				—
Funds payable and amounts due to customers	—	344,226	—	344,226
Interest-bearing deposits by customers	—	704,965	—	704,965

The Group did not have any assets or liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2024 and 2025.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	As of December 31,
	2024	2025
	US$	US$
Accrued operating expenses	40,057	39,718
Payroll payable	8,647	1,952
Tax payable	11,207	48,914
Others	7,817	12,857

Total	67,728	103,441

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES

As of January 1, 2024, several investors held in an aggregate of 62,428,225 Series Seed, 150,227,870 Series Seed+, 169,895,125 Series A, 309,795,725 Series B and 413,437,296 Series C redeemable convertible preferred shares (collectively, the “Preferred Shares”). The key terms of the Preferred Shares of the Company are summarized as follows:

Redemption Rights

The Preferred Shares are subject to redemption by the Company at the option of the preferred shareholders if any of the following events occur: (i) the Company fails to complete a qualified IPO upon or before December 31, 2026; (ii) any material breach of any applicable laws or any part of the transaction documents or

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

Redemption Rights (cont.)

any material breach of the Group’s organizational documents by the Company and its subsidiaries, or any of the founder parties, and, if such breach is curable, such breach not having been cured within thirty days following the correction notice delivered or sent by the preferred shareholders; (iii) any holder of any Preferred Shares elects to exercise its redemption right. On December 18, 2025, the shareholders of the Company approved a resolution which adopted the Eighth Amended and Restated Memorandum and Articles of Association (the Restated M&A), which extended the redemption date of the Preferred Shares from December 31, 2026 to December 31, 2027.

The redemption amount for the Preferred Shares is equal to 100% of issue price, plus an amount accruing at a simple rate of 8% per year of the issue price (calculated from the applicable original issue date and ending on the date that the redemption price is paid in full by the Company), and plus the amount of all declared but unpaid dividends with respect to such preferred shares.

Conversion Rights

Each holder of Preferred Shares has the right, at their sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares as determined by the applicable conversion price for each series of the Preferred Shares. The initial conversion price for each Preferred Share was equal to their respective issue price.

The Preferred Shares will automatically be converted into ordinary shares at the then applicable conversion price upon the consummation of a quailed IPO defined as a public offering of shares or other equity securities on a recognized regional or national securities exchange acceptable to preferred majority or upon the prior written approval of the preferred majority. The initial conversion ratio for the Preferred Shares to ordinary shares is on a one-for-one basis and subject to adjustments in the event of stock dividends, stock splits and certain dilutive issuances.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company’s Memorandum of Association, the available assets of the Company will be distributed to each preferred and ordinary shareholder as follows:

Each holder of the Series C preferred shares is entitled to receive an amount equal to 100% of the Series C issue price plus all declared but unpaid and non-accumulative dividends on Series C preferred shares prior to any distribution to any other preferred shareholders and the ordinary shareholders of the Company.

After all payments to the Series C preferred shareholders, each holder of the Series B preferred shares is entitled to receive an amount equal to 100% the Series B issue price plus all declared but unpaid and non-accumulative dividends on Series B preferred shares prior to any distribution to holders of Series A, Seed+ and Seed preferred shares and the Company’s ordinary shareholders.

After all payments to the Series B preferred shareholders, each holder of the Series A preferred shares is entitled to receive an amount equal to 100% the Series A issue price plus all declared but unpaid and non-accumulative dividends on Series A preferred shares prior to any distribution to holders of Series Seed+ and Seed preferred shares and the Company’s ordinary shareholder.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

Liquidation preference (cont.)

After all payments to the Series A preferred shareholders, each holder of the Series Seed+ preferred shares is entitled to receive an amount equal to 100% the Series Seed+ issue price plus all declared but unpaid and non-accumulative dividends on Series Seed+ preferred shares prior to any distribution to holders of Series Seed preferred shares and the Company’s ordinary shareholders.

After all payments to the Series Seed+ preferred shareholders, each holder of the Series Seed preferred shares is entitled to receive an amount equal to 100% the Series Seed issue price plus all declared but unpaid and non-accumulative dividends on Series Seed preferred shares prior to any distribution to holders of the Company’s ordinary shareholders.

After payments made to the preferred shareholders in accordance with the above, all of the remaining assets of the Company available for distribution to preferred and ordinary shareholders on a pro-rata basis on an as-converted basis.

The liquidation preference amount was US$724,242 as of December 31, 2025.

Dividend Rights

The Series C preferred shareholders shall first receive non-cumulative dividends on an annual basis at the rate equal to 8% of the issue price if declared by the Board of Directors. The remaining dividends available for distribution according to the relative number of the Preferred Shares held by such holder ratably.

Voting Rights

Each holder of Preferred Shares shall be entitled to the number of votes equal to the number of ordinary shares into which the Preferred Shares held by such holder could be converted as of the record date, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.

Accounting for redeemable convertible preferred shares

The Preferred Shares are classified as mezzanine equity as they may be redeemed at the option of the holder on or after an agreed upon date or upon occurrence of certain events outside the Company’s sole control including deemed liquidation events. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or equity. The Company evaluated and concluded none of the feature met the definition of an embedded derivative that required bifurcation accounting because the underlying ordinary shares are not publicly traded nor readily convertible into cash.

The Preferred Shares are not currently redeemable, but it is probable that the Preferred Shares will become redeemable. The Company elected to recognize the changes in redemption value based on the contractual redemption terms immediately as they occur and adjust the carrying amount of the Preferred Shares to equal the redemption value at the end of each reporting period. The Company recorded accretion charges as an increase to the net loss attributable to ordinary shareholders during the years ended December 31, 2024 and 2025.

Upon the issuance of Series A, Series B and Series C preferred shares on the respective issuance dates, the redemption term of any previously issued series of preferred shares were modified to be the same as the

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

Accounting for redeemable convertible preferred shares (cont.)

redemption term of the most recent series of preferred shares issued. The Company considered the amendments as extinguishment when the fair value of the preferred shares was changed by greater than 10% immediately after the change in terms on the modification date. With the assistance of an independent third-party valuation firm, the Company determined that the change in fair value did not exceed 10% for each series of preferred shares, and the change in redemption value was therefore accounted for as a modification. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. Modifications that result in a decrease of the fair value of the modified preferred shares were not recognized.

The movement of the Preferred Shares for the years ended December 31, 2024 and 2025 are as follows:

	Series Seed	Series Seed+	Series A	Series B	Series C	Total
	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2024	6,885	19,313	34,735	161,030	569,869	791,832
Issuance of preferred shares*	—	—	—	—	10,000	10,000
Accretion to preferred shares redemption value	401	1,126	2,038	9,626	39,905	53,096

Balance as of December 31, 2024**	7,286	20,439	36,773	170,656	619,774	854,928

Issuance of preferred shares*	—	—	—	—	100,000	100,000
Accretion to preferred shares redemption value	400	1,123	2,032	9,600	76,316	89,471
Repurchase of preferred shares**	—	—	—	—	(11,168)	(11,168)

Balance as of December 31, 2025	7,686	21,562	38,805	180,256	784,922	1,033,231

*	In 2024 and 2025, cash consideration was received for 5,640,968 and 82,142,710 Series C preferred shares that were issued before 2024, respectively.
**

In August 2025, the Company repurchased 5,640,968 Series C preferred shares from certain preferred shareholders for a total cash consideration of US$11,168. No premium or discount recognized on the repurchase of preferred shares.

13. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which are mainly related to Group’s non-execution of certain contracts signed with customers. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. The Group did not have any material commitments for legal proceedings and claims as of December 31, 2025.

Capital commitment

The Group did not have any material commitments for property and equipment purchases as of December 31, 2025.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

14. INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains arising in the Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

Under the Singapore tax laws, subsidiaries in Singapore are subject to a unified 17% tax rate, and there are no withholding taxes in Singapore on remittance of dividends.

Nigeria

Entities established in Nigeria are subject to 10% withholding tax and 30% corporate income tax. Minimum tax is payable by entities having no taxable profits for the year or where the tax on profits is below the minimum tax, which is calculated as 0.5% of gross turnover.

Egypt

Entities established in Egypt are subject to 22.5% corporate income tax.

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive (loss) income are as follows:

	Years ended December 31,
	2024	2025
	US$	US$
Nigeria
Current tax expense	2,778	32,337
Deferred tax benefit	—	—
Other foreign jurisdictions
Current tax expense	1,434	4,062
Deferred tax (benefit) expense	(430)	1,924

Total income tax expense	3,782	38,323

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

14. INCOME TAX (cont.)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss or income is as follows:

	Years ended December 31,
	2024	Percent
	US$	%
Income tax expense at Nigeria statutory rate	(14,114)	30%
Cayman
Statutory tax rate difference between Cayman Island and Nigeria	2,212	(5)%
Singapore
Statutory tax rate difference between Singapore and Nigeria	2,045	(4)%
Changes in valuation allowances	1,631	(3)%
Non-deductible expenses	1,048	(2)%
Other adjustments	(5)	0%
Egypt
Changes in valuation allowances	1,081	(2)%
Other adjustments	445	(1)%
Other foreign jurisdictions	214	(1)%
Change in valuation allowances	7,451	(16)%
Other non-deductible expenses	733	(2)%
Other adjustments	1,041	(2)%

Income tax expense	3,782	(8)%

	Years ended December 31,
	2025	Percent
	US$	%
Income tax expense at Nigeria statutory rate	33,238	30%
Singapore
Statutory tax rate difference between Singapore and Nigeria	2,591	2%
Changes in valuation allowances	3,348	3%
Other adjustments	49	0%
Hong Kong
Changes in valuation allowances	(2,572)	(2)%
Non-taxable income	(3,274)	(3)%
Other adjustments	130	0%
Other foreign jurisdictions	(1,238)	0%
Change in valuation allowances	3,587	3%
Development Levy	3,429	3%
Effect of foreign exchange	(1,280)	(1)%
Other adjustments	315	0%

Income tax expense	38,323	35%

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

14. INCOME TAX (cont.)

The income tax paid by jurisdictions is as follows:

	Years ended December 31,
	2024	2025
	US$	US$
Nigeria	413	2,165
Other foreign jurisdictions	113	1,295

Total income tax paid	526	3,460

Deferred Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2024	2025
	US$	US$
Deferred tax assets
Provision for expected credit loss	702	754
Amortization of intangible assets	3,918	6,854
Accrued expenses	14,442	18,241
Capital allowance on assets	3,623	4,921
Others	487	1,261
Net operating losses carrying forward	9,303	9,150
Valuation allowances	(31,704)	(38,935)

Total deferred tax assets, net	771	2,246

Deferred tax liabilities
Intangible assets arising from acquisition	(26,722)	(25,445)
Unearned revenue	(4,502)	(6,276)
Others	(160)	(2,055)

Total deferred tax liabilities, net	(31,384)	(33,776)

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2024 and 2025, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

14. INCOME TAX (cont.)

Deferred Tax (cont.)

As of December 31, 2024 and 2025, the Group had cumulative tax losses of US$37,474 and US$36,064 derived from entities in Singapore, Nigeria and other regions. The tax losses in Singapore and Nigeria can be carried forward without an expiration date.

The Group did not record any dividend withholding taxes on the undistributed earnings of foreign subsidiaries during the year on the basis of its current intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31, 2024 and 2025, the total amount of undistributed earnings from foreign subsidiaries for which no withholding tax has been accrued was US$19,986 and US$34,119. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

As of and for the years ended December 31, 2024 and 2025, there was no significant impact from tax uncertainties on the Group’s financial position and result of operations. The Group did not record any interest and penalties related to an uncertain tax position for the years ended December 31, 2024 and 2025. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

In general, the Nigeria tax authorities have up to six years to conduct examinations of the tax filings of the Group’s Nigeria subsidiaries. Accordingly, the Nigeria subsidiaries’ tax filings from 2020 through 2025 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions.

15. SEGMENT REPORTING

As of December 31, 2024 and 2025, the Group had two reportable operating segments consisting of i) digital wallets and banking; ii) credit business. This reporting structure is organized according to the services each segment serves. The digital wallets and banking segment mainly provides digital wallets, payment, and saving services, and generates transaction-based services revenue, interest income from short-term investments and others. The credit business segment mainly provides micro loan services where the Group primarily generates loan financing and loan facilitation services revenue.

The accounting policies of the operating segments are the same as those applied in the consolidated financial statements. The CODM uses segment profit as the basis to evaluate the performance of each of the reportable operating segments. The CODM uses segment profit to make decisions and allocate resources (including employees, and financial or capital resources). Segment profit is also the metric with which the CODM assesses results and is a key component of the Group’s annual variable compensation plans. Segment profit does not include certain expenses that are directly attributable to segments and corporate expenses as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments.

No separate segment assets information is provided to the Group’s CODM for use in allocating resources to or evaluating the performance of the segments.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

15. SEGMENT REPORTING (cont.)

The following table presents summarized financial information regarding the Group’s operating segments for the year ended December 31, 2024:

	Digital wallets and banking	Credit business	Total
Revenues from external customers	92,876	112,855	205,731
Intersegment revenues	26,817	—	26,817

	119,693	112,855	232,548
Reconciliation of revenue:
Elimination of intersegment revenues			(26,817)

Total consolidated revenues			205,731

Less:
Transaction-based expenses	(17,989)	—	(17,989)
Intersegment transaction-based expenses	—	(26,817)	(26,817)
Provision for expected credit loss	—	(24,830)	(24,830)
Interest and financial expenses	(6,192)	—	(6,192)

Segment profit	95,512	61,208	156,720
Reconciliation of segment profit:
Technology and development expenses			(79,603)
Selling and marketing expenses			(43,361)
General and administrative expenses			(26,084)
Customer support and operations			(16,740)
Depreciation and amortization			(16,551)
Hardware cost			(9,576)
Others			93
Interest income			4,931
Interest expense			(1,867)
Foreign exchange loss, net			(14,278)
Others, net			(729)

Loss before income taxes			(47,045)

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

15. SEGMENT REPORTING (cont.)

The following table presents summarized financial information regarding the Group’s operating segments for the year ended December 31, 2025:

	Digital wallets and banking	Credit business	Total
Revenues from external customers	221,706	314,545	536,251
Intersegment revenues	11,026	—	11,026

	232,732	314,545	547,277
Reconciliation of revenue:
Elimination of intersegment revenues			(11,026)

Total consolidated revenues			536,251

Less:
Transaction-based expenses	(14,348)	—	(14,348)
Intersegment transaction-based expenses	—	(11,026)	(11,026)
Provision for expected credit loss	—	(121,294)	(121,294)
Interest and financial expenses	(21,477)	—	(21,477)

Segment profit	196,907	182,225	379,132
Reconciliation of segment profit:
Technology and development expenses			(95,147)
Selling and marketing expenses			(96,609)
General and administrative expenses			(26,640)
Customer support and operations			(27,480)
Depreciation and amortization			(4,463)
Hardware cost			(21,693)
Interest income			4,099
Interest expense			(1,988)
Foreign exchange gain, net			3,338
Others, net			(1,756)

Income before income taxes			110,793

Net revenues by geographic area are based upon the location of the customer. Total net revenues by geographic area are presented as follows:

	Years ended December 31,
	2024	2025
	US$	US$
Nigeria	156,434	472,556
Indonesia	40,133	52,846
Egypt	7,234	8,840
Others	1,930	2,009

	205,731	536,251

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

15. SEGMENT REPORTING (cont.)

Long-lived assets by geographic area are presented as follows, including property and equipment, operating lease right-of-use assets and intangible assets with finite lives:

	As of December 31,
	2024	2025
	US$	US$
Nigeria	1,339	3,440
Indonesia	2,620	254
Egypt	16	176
Others	1,286	2,120

	5,261	5,990

16. LOSS PER SHARE

Basic and diluted net loss per share is calculated as follows:

	Years ended December 31,
	2024	2025
	US$	US$
Numerator:
Net (loss) income attributable to OPay Limited	(50,977)	72,470
Accretion of preferred shares	(53,096)	(89,471)

Numerator for computing loss per share – basic and diluted	(104,073)	(17,001)

Denominator:
Weighted average number of ordinary shares outstanding – Basic and diluted	498,722,353	498,722,353

Loss per share – basic and diluted	(0.21)	(0.03)

For the years ended December 31, 2024 and 2025, net loss was not allocated to the Preferred Shares as they do not have contractual obligations to share in the losses of the Group. The effect of all outstanding Preferred Shares was excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

17. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and the VIE. Relevant laws and regulations permit payments of dividends by the Company’s subsidiaries and the VIE only out of their retained earnings, if any, as determined in accordance with local accounting standards and regulations.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

17. RESTRICTED NET ASSETS (cont.)

Indonesia

The Indonesian regulations require a limited liability company to reserve a certain amount from its net income each year as a reserve fund until such fund amounts to at least 20% of its issued and paid-in capital. As of December 31, 2024 and 2025, the amounts appropriated to the statutory reserve were nil and US$2,590, respectively .

As a result of these laws and regulations, including the requirement to statutory reserve fund prior to payment of dividends, the Company’s VIE in Indonesia is restricted in their ability to transfer a portion of their net assets to the Company.

Nigeria

According to local regulations, dividends shall be payable only out of the distributable profits of the Company’s subsidiaries in Nigeria. In addition, microfinance banking subsidiary shall not declare or pay any dividend until it i) writes off all its preliminary and pre-operational expenses; ii) makes the required provisions for loans and other assets; iii) satisfies the minimum capital adequacy ratio requirements; and iv) meets all matured obligations. When the payment of dividend would result in withdrawal of any part of the free reserves due to inadequacy of the profit for the year or where the statutory report is not satisfactory, prior approval from the CBN is mandatory.

Egypt

Pursuant to the Egyptian Companies Law, the entity is required to appropriate at least 5% of net profits annually to form a legal reserve, until such reserve reaches 50% of the issued capital, at which point the Ordinary General Assembly (OGA) may decide to suspend further appropriation. Any additional reserves may only be created based on a resolution of the OGA.

As of December 31, 2025, amounts of restricted net assets of the above subsidiaries and the VIE were US$3,629.

18. SUBSEQUENT EVENTS

The subsequent events have been evaluated through May 1, 2026, the date the financial statements are issued.

In April 2026, the Company’s Board of Directors approved the 2026 Equity Incentive Plan (“2026 Plan”). The maximum aggregate number of ordinary shares that may be issued pursuant to the 2026 Plan is 168,664,930 ordinary share. In connection with the establishment of the 2026 Plan, on April 29, 2026, the Company issued 168,664,930 ordinary shares to Bloom Haven Limited, a trustee for the purposes of administering 2026 Plan.

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	11	21,751
Amounts due from subsidiaries	10,000	55,700
Prepayment and other current assets	—	1,334

Total current assets	10,011	78,785

Non-current assets:
Amounts due from subsidiaries and VIE	144,701	220,921

Total non-current assets	144,701	220,921

TOTAL ASSETS	154,712	299,706

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	7,000	—

Total current liabilities	7,000	—

TOTAL LIABILITIES	7,000	—

MEZZANINE EQUITY	854,928	1,033,231

Shareholders’ deficit:
Ordinary shares (US$0.000004 par value per share; 11,306,432,081 shares authorized, 498,722,353 shares issued and outstanding as of December 31, 2024; 11,312,073,049 shares authorized, 498,722,353 shares issued and outstanding as of December 31 2025)	2	2
Additional paid-in capital	—	—
Accumulated other comprehensive income	27,254	17,946
Accumulated deficit	(734,472)	(751,473)

TOTAL SHAREHOLDERS’ DEFICIT	(707,216)	(733,525)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	154,712	299,706

OPay Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed statements of comprehensive (loss) income

	Years ended December 31,
	2024	2025
	US$	US$
General and administrative expenses	(7,370)	(178)
Interest income	—	187
Interest expense	(2)	(1,168)
Share of (losses) income in subsidiaries and VIE	(43,605)	73,629

Net (loss) income to shareholders of OPay Limited	(50,977)	72,470

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	4,802	(9,308)

Comprehensive (loss) income attributable to OPay Limited	(46,175)	63,162

Accretion of preferred shares	(53,096)	(89,471)

Comprehensive loss attributable to ordinary shareholders of OPay Limited	(99,271)	(26,309)

Condensed statements of cash flows

	Years ended December 31,
	2024	2025
	US$	US$
Net cash (used in) provided by operating activities	(132)	44,807
Net cash used in investing activities	—	—
Net cash provided by (used in) financing activities	100	(23,067)
Net (decrease) increase in cash and cash equivalents	(32)	21,740
Cash and cash equivalents at the beginning of the year	43	11
Cash and cash equivalents at the end of the year	11	21,751

(a)	Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures. The subsidiaries and the VIE’s income (losses) are reported as “Share of (losses) income in subsidiaries and VIE” on the condensed statements of comprehensive (loss) income. Under the equity method of accounting, the Company’s carrying amounts of its investment in subsidiaries and the VIE was reduced to nil as of December 31, 2024 and 2025 and the carrying amounts of “Amounts due from subsidiaries and VIE” was further adjusted.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.

OPay Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

	Notes	As of
		December 31, 2025	June 30, 2026
		US$	US$
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		274,317	385,771
Restricted cash		1,915	1,993
Short-term investments	2	410,446	532,939
Funds receivable and customer accounts		344,226	394,594
Accounts receivable and contract assets, net of allowance of US$43 and US$84 as of December 31, 2025 and June 30, 2026, respectively		29,024	50,977
Loans and interest receivable, net of allowance of US$77,545 and US$90,420 as of December 31, 2025 and June 30, 2026, respectively	4	196,096	324,909
Inventories		1,537	2,245
Prepaid expenses and other current assets	5	62,000	58,016

Total current assets		1,319,561	1,751,444

Non-current assets:
Property and equipment, net		3,395	4,981
Intangible assets		113,755	107,449
Goodwill		47,795	45,193
Operating lease right-of-use assets		2,592	3,372

Total non-current assets		167,537	160,995

TOTAL ASSETS		1,487,098	1,912,439

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities (including amounts of the VIE without recourse to the primary beneficiary of US$9,253 and US$10,080 as of December 31, 2025 and June 30, 2026, respectively):
Accounts payable and accrued liabilities	7	103,441	121,651
Funds payable and amounts due to customers		344,226	394,594
Interest-bearing deposits by customers, current		697,502	976,321
Operating lease liabilities, current		525	634

Total current liabilities		1,145,694	1,493,200

Non-current liabilities (including amounts of the VIE without recourse to the primary beneficiary of US$6,201 and US$9,544 as of December 31, 2025 and June 30, 2026, respectively):
Interest-bearing deposits by customers, non-current		7,463	2,614
Operating lease liabilities, non-current		1,098	845
Other non-current liabilities		1,607	1,588
Deferred tax liabilities		31,530	33,513

Total non-current liabilities		41,698	38,560

TOTAL LIABILITIES		1,187,392	1,531,760

Commitments and contingencies	10

OPay Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

	Notes	As of
		December 31, 2025	June 30, 2026
		US$	US$
			(Unaudited)
Mezzanine equity:
Series Seed redeemable convertible preferred shares (US$0.000004 par value;62,428,225 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026)	8	7,686	7,884
Series Seed+ redeemable convertible preferred shares (US$0.000004 par value per share; 150,227,870 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026)	8	21,562	22,119
Series A redeemable convertible preferred shares (US$0.000004 par value per share;169,895,125 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026)	8	38,805	39,812
Series B redeemable convertible preferred shares (US$0.000004 par value per share;309,795,725 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026)	8	180,256	185,016
Series C redeemable convertible preferred shares (US$0.000004 par value per share;495,580,006 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026)	8	784,922	808,308

TOTAL MEZZANINE EQUITY		1,033,231	1,063,139

Shareholders’ deficit:
Ordinary shares (US$0.000004 par value per share; 11,312,073,049 shares authorized, 498,722,353 shares issued and outstanding as of December 31, 2025; 11,312,073,049 shares authorized, 667,387,283 shares issued and 498,722,353 shares outstanding as of June 30, 2026)		2	2
Additional paid-in capital		—	—
Accumulated other comprehensive income		17,946	8,045
Accumulated deficit		(751,473)	(690,507)

TOTAL SHAREHOLDERS’ DEFICIT		(733,525)	(682,460)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT		1,487,098	1,912,439

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OPay Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

	Notes	For the six months ended June 30,
		2025	2026
		US$	US$
		(Unaudited)	(Unaudited)
Revenues:
Transaction-based services		69,852	130,554
Loan financing services		88,148	236,115
Loan facilitation services		18,100	41,567
Interest income from short-term investments		17,072	50,593
Others		4,305	8,231

Total revenues		197,477	467,060

Operating expenses:
Transaction-based expenses		(7,272)	(7,296)
Provision for expected credit loss		(38,137)	(118,355)
Interest and financial expenses		(7,394)	(19,352)
Technology and development expenses		(37,777)	(56,835)
Selling and marketing expenses		(38,441)	(78,676)
General and administrative expenses		(8,766)	(19,624)
Customer support and operations		(14,312)	(15,192)
Depreciation and amortization		(2,921)	(1,018)
Hardware cost		(6,659)	(19,475)

Total operating expenses		(161,679)	(335,823)

Operating income		35,798	131,237

Interest income		1,807	3,203
Interest expense		(1,249)	(549)
Foreign exchange (loss) gain, net		(565)	548
Others, net		25	63

Income before income taxes		35,816	134,502

Income tax expense	11	(14,102)	(43,628)

Net income		21,714	90,874

Accretion of preferred shares	8	(27,592)	(29,908)

Net (loss) income attributable to ordinary shareholders of OPay Limited		(5,878)	60,966

(Loss) earnings per share:
Basic and diluted	12	(0.01)	0.01
Weighted average shares:
Basic and diluted	12	498,722,353	498,722,353
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		206	(9,901)

Comprehensive income		21,920	80,973

Accretion of preferred shares	8	(27,592)	(29,908)

Comprehensive (loss) income attributable to ordinary shareholders of OPay Limited		(5,672)	51,065

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OPay Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

	Attributable to OPay Limited
	Ordinary shares		Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number of shares	Amount
		US$	US$	US$	US$	US$
Balance as of January 1, 2025	498,722,353	2	—	27,254	(734,472)	(707,216)
Net income	—	—	—	—	21,714	21,714
Other comprehensive income	—	—	—	206	—	206
Accretion of preferred shares	—	—	—	—	(27,592)	(27,592)

Balance as of June 30, 2025 (unaudited)	498,722,353	2	—	27,460	(740,350)	(712,888)

Balance as of January 1, 2026	498,722,353	2	—	17,946	(751,473)	(733,525)
Net income	—	—	—	—	90,874	90,874
Other comprehensive loss	—	—	—	(9,901)	—	(9,901)
Accretion of preferred shares	—	—	—	—	(29,908)	(29,908)

Balance as of June 30, 2026 (unaudited)	498,722,353	2	—	8,045	(690,507)	(682,460)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OPay Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

		For the six months ended June 30,
	Notes	2025	2026
		US$	US$
		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income to net cash provided by operating activities:
Net income		21,714	90,874
Depreciation and amortization		2,921	1,018
Provision for credit losses		38,137	123,590
Deferred tax (benefit) expense		(1,217)	1,982
Unrealized foreign exchange loss (gain)		328	(1,146)
Inventory write-downs		1,714	3,585
Interest income, net		(8,542)	(10,807)
Other non-cash expenses		224	171
Changes in assets and liabilities		(25,806)	(18,885)

Net cash provided by operating activities		29,473	190,382

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment, net		(1,287)	(2,604)
Purchase of short-term investments		(188,106)	(466,835)
Proceeds from maturity of short-term investments		129,969	362,356
Origination of loans receivable		(305,122)	(927,634)
Repayments of loans receivable		229,250	695,225

Net cash used in investing activities		(135,296)	(339,492)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in funds payable and amounts due to customers		(58,476)	37,458
Net increase in interest-bearing deposits by customers		133,545	247,779
Net increase in funds receivable		(19,649)	(5,332)
Payments of deferred IPO costs		—	(1,389)
Proceeds from preferred shareholders		3,850	—

Net cash provided by financing activities		59,270	278,516

Effect of exchange rate difference on cash, cash equivalents, restricted cash and customer accounts		10,289	27,162

Net change in cash, cash equivalents, restricted cash and customer accounts		(36,264)	156,568

Cash, cash equivalents, restricted cash and customer accounts at the beginning of the period		409,627	574,012

Cash, cash equivalents, restricted cash and customer accounts at the end of the period		373,363	730,580

Reconciliation of cash, cash equivalents, restricted cash and customer accounts
Cash and cash equivalents		141,977	385,771
Restricted cash		1,798	1,993
Customer accounts	6	229,588	342,816

Total cash, cash equivalents, restricted cash and customer accounts shown in the statements of cash flows		373,363	730,580

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION

OPay Limited (the “Company” or “OPay”) was incorporated under the laws of the Cayman Islands in 2019. The Company, through its subsidiaries and variable interest entity (collectively, the “Group”), provides a full range of services typically associated with digital banks, such as deposits, payments, saving and credit. The Group’s current principal geographic markets are in Nigeria, Indonesia and Egypt.

As of June 30, 2026, there have been no changes to the Company’s principal subsidiaries, variable interest entity since December 31, 2025.

Despite the lack of technical majority ownership, OPay Digital Services Pte. Ltd. (“OPay Singapore”) has controlling financial interest of PT Kredit Utama Fintech Indonesia (the “VIE”) through a series of contractual arrangements (the “Contractual Arrangements”) with the registered shareholders of the VIE (the “Registered Shareholders”). Through the Contractual Arrangements, the Registered Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to OPay Singapore and therefore, OPay Singapore has the power to direct the activities of the VIE that most significantly impact its economic performance. OPay Singapore also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE. OPay Singapore was the primary beneficiary of the VIE. Based on the above, OPay Singapore consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standard Codification (“ASC”) 810, Consolidation (“ASC 810”).

However, the Contractual Arrangements may not be as effective as ownership, the Registered Shareholders of the VIE may have interests that are different from those of OPay Singapore, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Arrangements with the VIE. In addition, if the Registered Shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew the existing Contractual Arrangements, OPay Singapore may not be able to effectively control the VIE and receive economic benefits from them, which may result in deconsolidation of the VIE.

In addition, if the current structure or any of the Contractual Arrangements were found to be in violation of any existing or future laws or regulations of Indonesia, the VIE may be subject to penalties, which could have a material adverse effect on the VIE’s ability to conduct its business.

The following tables set forth the assets, liabilities, results of operations and cash flows of the VIE included in the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of comprehensive (loss) income and unaudited interim condensed consolidated statements of cash flows:

	As of December 31, 2025	As of June 30, 2026
	US$	US$
		(Unaudited)
Total current assets	48,775	66,794
Total non-current assets	253	127
Total assets	49,028	66,921
Total current liabilities	9,253	10,080
Total non-current liabilities	6,201	9,544
Total liabilities	15,454	19,624

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

	For the six months ended June 30,
	2025	2026
	US$	US$
	(Unaudited)	(Unaudited)
Revenues	19,315	41,741
Net income	5,673	16,854
Net cash (used in) provided by operating activities	(4,762)	1,940
Net cash used in investing activities	—	—
Net cash provided by financing activities	—	—

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2025. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025.

Short-term investments

Short-term investments mainly include treasury bills issued by the Central Bank of Nigeria (“CBN”) and wealth management products, all with maturities within one year or less. The wealth management products are primarily fixed interest rate products with specified maturity dates. The underlying assets of these wealth management products mainly comprise treasury bills, money market funds, and other liquid instruments. The Group classifies and accounts for investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320, Investments-Debt Securities (“ASC 320”).

The Group has both positive intent and ability to hold all its investments to maturity. Accordingly, these investments are classified as held-to-maturity debt securities and measured at amortized cost, net of allowance for credit losses. During the periods presented, the allowance for credit losses was immaterial and there were no gross unrecognized holding gains or losses related to these securities.

Interest earned from short-term investments and time deposits with original maturities of three months or less within as part of the Group’s digital wallets and banking business is recognized as revenue. Interest income, including amortization of the premium and discount arising at acquisition, are included in earnings. For the six months ended June 30, 2025 and 2026, the Group recorded interest income from its short-term investments and time deposits with original maturities of three months or less, totaling US$17,072 and US$50,593, respectively.

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Short-term investments (cont.)

Loan financing services

In Nigeria, the Group generates financing income from its loans receivable, which mainly comprises of interest income. The Group does not accrue interest income on loans that are considered impaired or placed on nonaccrual status. Loans are placed on nonaccrual status upon reaching 90 days past due. Interest income accrued but not received is generally reversed against loan financing income. Interest income will be recognized when cash is received on a cost recovery method. The cash received is applied first to the outstanding principal amount followed by interest income.

The Group considers loans and interest receivable to be delinquent when payments are one day past due. Loans and interest receivable are charged off when the Group determined the balance to be uncollectable. In general, the Group considers loans and interest receivable meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) all loans and interest receivable that are 120 days past due are therefore deemed uncollectible and charged-off.

Allowance for credit losses on loans and interest receivable

The Group maintains an allowance for credit losses in accordance with ASC 326, Credit Losses (“ASC 326”). The allowance for credit losses is calculated based on historical loss experience using probability of default (“PD”) and loss given default (“LGD”) method for various qualitative factors that reflect reasonable and supportable forecasts of future economic conditions. These factors may include Nigeria’s gross-domestic product, Nigeria’s gross-domestic product per capita at purchasing power parity and other considerations. The Group analyzes a combination of qualitative factors to the change in loss rate using a regression model. Factors that had a strong correlation and economic and commercial significance were selected for the model.

Fair value measurements

ASC 820, Fair Value Measurements (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 also describes three main approaches to measuring the fair value of assets and liabilities:

(1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value measurements (cont.)

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, funds receivable and customer accounts, funds payable and amounts due to customers, and interest-bearing deposits by customers. The carrying values of the financial instruments approximate their fair values because of the short maturity of these instruments. The carrying amounts of “Interest-bearing deposits by customers, non-current” approximate fair value as they are consistent with the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Deferred initial public offering (“IPO”) costs

Direct and incremental costs incurred by the Group attributable to its proposed IPO of ordinary shares in the United States is deferred and recorded in “Prepaid expenses and other current assets” in the consolidated balance sheets and will be charged against the gross proceeds received from such offering.

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, customer accounts, loans and interest receivable. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk.

As of December 31, 2025 and June 30, 2026, approximately 90% and 89%, of the Group’s cash and cash equivalents, restricted cash, short-term investments and customer accounts were held in the financial institutions in Nigeria and remaining were held in financial institutions outside Nigeria.

		As of December 31, 2025
	Currency	Local Currency amount	US$ equivalent amount
Indonesia	IDR	271,140,381	16,157
Nigeria	NGN	1,268,281,367	883,354
Egypt	EGP	86,390	1,812

		As of June 30, 2026
		Local Currency amount	US$ equivalent amount
	Currency	(Unaudited)	(Unaudited)
Indonesia	IDR	323,131,067	18,096
Nigeria	NGN	1,557,670,163	1,129,005
Egypt	EGP	123,416	2,507

Concentration of suppliers, customers and funding partners

The Group utilizes payment processors and financial institutions to process transactions. During the six months ended June 30, 2025 and 2026, one payment processor accounted for 55% and 36% of total transaction expenses, respectively.

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (cont.)

During the six months ended June 30, 2025 and 2026, no customer accounted for more than 10% of total revenues.

Funding partners accounted for more than 10% of the Group’s off-balance sheet loans as of December 31, 2025 and June 30, 2026, as follows:

Name	As of December 31, 2025	As of June 30, 2026
		(Unaudited)
Bank A	50%	36%
Bank B	15%	16%
Bank C	14%	18%
Bank D	10%	11%

4.	LOANS AND INTEREST RECEIVABLE

Loans and interest receivable consists of the following:

	As of December 31, 2025	As of June 30, 2026
	US$	US$
		(Unaudited)
Loans and interest receivable	273,641	415,329
Less: allowance for credit losses	(77,545)	(90,420)

Loans and interest receivable, net	196,096	324,909

The following table presents nonaccrual loans as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025	As of June 30, 2026
	US$	US$
		(Unaudited)
Nonaccrual loans	14,178	17,849
Less: allowance for credit losses	(13,036)	(16,185)

Nonaccrual loans, net	1,142	1,664

The amount of interest income recognized during the six months ended June 30, 2025 and 2026 on nonaccrual loans were nil.

The following table presents the aging of past-due loans and interest receivable as of December 31, 2025:

	1-30 days	31-60 days	61-90 days	91-120 days	Total past due	Current	Total
	US$	US$	US$	US$	US$	US$	US$
Loans and interest receivable	31,237	25,006	23,290	14,178	93,711	179,930	273,641

Total	31,237	25,006	23,290	14,178	93,711	179,930	273,641

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

4.	LOANS AND INTEREST RECEIVABLE (cont.)

The following table presents the aging of past-due loans and interest receivable as of June 30, 2026 (unaudited):

	1-30 days	31-60 days	61-90 days	91-120 days	Total past due	Current	Total
	US$	US$	US$	US$	US$	US$	US$
Loans and interest receivable	40,596	29,270	26,087	17,849	113,802	301,527	415,329

Total	40,596	29,270	26,087	17,849	113,802	301,527	415,329

The following table provides information on delinquency, which is the primary credit quality indicator for loans and interest receivables. The amortized cost of loans was presented by year of origination for five origination years and beyond, as of June 30, 2026 (unaudited):

	1-30 days	31-60 days	61-90 days	91-120 days	Total past due	Current	Total
	US$	US$	US$	US$	US$	US$	US$
2024 and before	—	—	—	—	—	—	—
2025	968	1,393	2,444	2,783	7,588	4,401	11,989
2026	39,628	27,877	23,643	15,066	106,214	297,126	403,340

Total	40,596	29,270	26,087	17,849	113,802	301,527	415,329

The roll-forward of the allowance for credit losses related to loans and interest receivable for the six months ended June 30, 2025 and 2026 consists of the following activity:

	As of June 30, 2025
	Loans	Interest receivable	Total
	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Balance at the beginning of the period	(13,441)	(1,571)	(15,012)
Provision for expected credit losses	(35,755)	(2,241)	(37,996)
Write-off	18,235	—	18,235
Impact of foreign currency	(423)	(52)	(475)

Balance at the end of the period	(31,384)	(3,864)	(35,248)

	As of June 30, 2026
	Loans	Interest receivable	Total
	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Balance at the beginning of the period	(67,140)	(10,405)	(77,545)
Provision for expected credit losses	(122,653)	(978)	(123,631)
Write-off	113,150	—	113,150
Impact of foreign currency	(1,946)	(448)	(2,394)

Balance at the end of the period	(78,589)	(11,831)	(90,420)

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31, 2025	As of June 30, 2026
	US$	US$
		(Unaudited)
Prepayments	28,662	18,178
Other receivables	27,508	33,800
Prepaid taxes	5,830	6,038

Total	62,000	58,016

6.	FAIR VALUE MEASUREMENTS

The following are financial instruments not measured at fair value in the consolidated balance sheet, but for which the fair value is estimated for disclosure purposes:

	As of December 31, 2025
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Cash and cash equivalents	—	274,317	—	274,317
Restricted cash	—	1,915	—	1,915
Short-term investments:
Treasury bills	—	53,338	—	53,338
Wealth management products	—	357,108	—	357,108
Funds receivable and customer accounts
Cash and cash equivalents	—	297,780	—	297,780
Funds receivable	—	46,446	—	46,446
Liabilities:
Funds payable and amounts due to customers	—	344,226	—	344,226
Interest-bearing deposits by customers	—	704,965	—	704,965

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

6.	FAIR VALUE MEASUREMENTS (cont.)

	As of June 30, 2026
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets:
Cash and cash equivalents	—	385,771	—	385,771
Restricted cash	—	1,993	—	1,993
Short-term investments:
Treasury bills	—	92,964	—	92,964
Wealth management products	—	439,975	—	439,975
Funds receivable and customer accounts
Cash and cash equivalents	—	342,816	—	342,816
Funds receivable	—	51,778	—	51,778
Liabilities:
Funds payable and amounts due to customers	—	394,594	—	394,594
Interest-bearing deposits by customers	—	978,935	—	978,935

The Group did not have any assets or liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2025 and June 30, 2026.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	As of December 31, 2025	As of June 30, 2026
	US$	US$
		(Unaudited)
Tax payable	48,914	51,224
Accrued operating expenses	39,718	51,008
Payroll payable	1,952	3,158
Others	12,857	16,261

Total	103,441	121,651

8.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

The Company elected to recognize the changes in redemption value based on the contractual redemption terms immediately as they occur and adjust the carrying amount of the Preferred Shares to equal the redemption value at the end of each reporting period. The Company recorded accretion charges as a decrease to the net income attributable to ordinary shareholders of OPay Limited during the six months ended June 30, 2025 and 2026. No dividends or other distributions have been made or declared in each of the periods presented. The liquidation preference amount was US$724,242 as of June 30, 2026.

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

8.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

The movement of the Preferred Shares for the six months ended June 30, 2025 and 2026 are as follows:

	Series Seed	Series Seed+	Series A	Series B	Series C	Total
	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2025	7,286	20,439	36,773	170,656	619,774	854,928
Issuance of preferred shares*	—	—	—	—	3,850	3,850
Accretion to preferred shares redemption value	198	557	1,007	4,760	21,070	27,592

Balance as of June 30, 2025** (unaudited)	7,484	20,996	37,780	175,416	644,694	886,370

Balance as of January 1, 2026	7,686	21,562	38,805	180,256	784,922	1,033,231
Accretion to preferred shares redemption value	198	557	1,007	4,760	23,386	29,908

Balance as of June 30, 2026 (unaudited)	7,884	22,119	39,812	185,016	808,308	1,063,139

*	During the six months ended June 30, 2025, cash consideration of US$3,850 was received for 3,162,494 Series C preferred shares that were issued before 2024.
**	Consideration has not been received as of June 30, 2025 for 78,980,216 shares that were issued before 2024. The Company has received all consideration due by December 31, 2025.

9.	SEGMENT REPORTING

There is no change in the basis of segmentation and measurement of segment profit for each reportable segment as compared with the Group’s consolidated financial statements for the year ended December 31, 2025. The CODM uses segment profit to make decisions and allocate resources (including employees, and financial or capital resources). Segment profit is also the metric with which the CODM assesses results and is a key component of the Group’s annual variable compensation plans. Segment profit does not include certain expenses that are directly attributable to segments and corporate expenses as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. No separate segment assets information is provided to the Group’s CODM for use in allocating resources to or evaluating the performance of the segments.

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

9.	SEGMENT REPORTING (cont.)

The following table presents summarized financial information regarding the Group’s operating segments for the six months ended June 30, 2025 and 2026:

For the six months ended June 30, 2025 (unaudited):

	Digital wallets and banking	Credit business	Total
Revenues from external customers	90,015	107,462	197,477
Intersegment revenues	4,882	—	4,882

	94,897	107,462	202,359
Reconciliation of revenue:
Elimination of intersegment revenues			(4,882)

Total consolidated revenues			197,477

Less:
Transaction-based expenses	(7,272)	—	(7,272)
Intersegment transaction-based expenses	—	(4,882)	(4,882)
Provision for expected credit loss	—	(38,137)	(38,137)
Interest and financial expenses	(7,394)	—	(7,394)

Segment profit	80,231	64,443	144,674
Reconciliation of segment profit:
Technology and development expenses			(37,777)
Selling and marketing expenses			(38,441)
General and administrative expenses			(8,766)
Customer support and operations			(14,312)
Depreciation and amortization			(2,921)
Hardware cost			(6,659)
Interest income			1,807
Interest expense			(1,249)
Foreign exchange loss, net			(565)
Others, net			25

Income before income taxes			35,816

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

9.	SEGMENT REPORTING (cont.)

For the six months ended June 30, 2026 (unaudited)：

	Digital wallets and banking	Credit business	Total
Revenues from external customers	189,206	277,854	467,060
Intersegment revenues	10,521	—	10,521

	199,727	277,854	477,581
Reconciliation of revenue:
Elimination of intersegment revenues			(10,521)

Total consolidated revenues			467,060

Less:
Transaction-based expenses	(6,450)	(846)	(7,296)
Intersegment transaction-based expenses	—	(10,521)	(10,521)
Provision for expected credit loss	—	(118,355)	(118,355)
Interest and financial expenses	(11,906)	(7,446)	(19,352)

Segment profit	181,371	140,686	322,057
Reconciliation of segment profit:
Technology and development expenses			(56,835)
Selling and marketing expenses			(78,676)
General and administrative expenses			(19,624)
Customer support and operations			(15,192)
Depreciation and amortization			(1,018)
Hardware cost			(19,475)
Interest income			3,203
Interest expense			(549)
Foreign exchange gain, net			548
Others, net			63

Income before income taxes			134,502

Net revenues by geographic area are based upon the location of the customer. Total net revenues by geographic area for the six months ended June 30, 2025 and 2026 are presented as follows:

	For the six months ended June 30,
	2025	2026
	US$	US$
	(Unaudited)	(Unaudited)
Nigeria	173,203	417,610
Indonesia	19,315	41,741
Egypt	3,977	5,291
Others	982	2,418

	197,477	467,060

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

9.	SEGMENT REPORTING (cont.)

Long-lived assets by geographic area are presented as follows, including property and equipment, operating lease right-of-use assets and intangible assets with finite lives:

	As of December 31, 2025	As of June 30, 2026
	US$	US$
		(Unaudited)
Nigeria	3,440	4,902
Indonesia	254	127
Egypt	176	1,448
Others	2,120	1,899

	5,990	8,376

10.	COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which are mainly related to Group’s non-execution of certain contracts signed with customers. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. The Group did not have any material commitments for legal proceedings and claims as of December 31, 2025 and June 30, 2026.

Capital commitment

The Group did not have any material commitments for fixed asset purchases as of December 31, 2025 and June 30, 2026.

11.	INCOME TAX

The Group’s effective tax rates were 39.4% and 32.4% for the six months ended June 30, 2025 and 2026, respectively. The decrease was primarily attributable to lower losses in loss-making entities.

OPay Limited

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of US dollar (“US$”), except for number of shares and per share data)

12.	(LOSS) EARNINGS PER SHARE

Basic and diluted net (loss) earnings per share is calculated as follows:

	For the six months ended June 30,
	2025	2026
	US$	US$
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to OPay Limited	21,714	90,874
Accretion of preferred shares	(27,592)	(29,908)
Allocation of net income attributable to preferred shareholders	—	(54,190)

Numerator for computing (loss) earnings per share – basic and diluted	(5,878)	6,776

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	498,722,353	498,722,353

(Loss) earnings per share – basic and diluted	(0.01)	0.01

For the six months ended June 30, 2025, net loss was not allocated to the Preferred Shares as they do not have contractual obligations to share in the losses of the Group. For the six months ended June 30, 2026, net income was allocated between ordinary shares and preferred sharers based on the contractual participating rights in undistributed earnings as if all the earnings for the current period has been distributed.

The effect of all outstanding Preferred Shares was excluded from the computation of diluted (loss) earnings per share as their effects would be anti-dilutive.

13.	SHARE-BASED COMPENSATION

In April 2026, the Company’s Board of Directors approved the 2026 Equity Incentive Plan (“2026 Plan”). The maximum aggregate number of ordinary shares that may be issued pursuant to the 2026 Plan is 168,664,930 ordinary shares. In connection with the 2026 Plan’s establishment, the Company issued the 168,664,930 ordinary shares to a trustee, Bloom Haven Limited, to administer the 2026 Plan. As of June 30, 2026, no awards have been granted under the 2026 Plan.

14.	SUBSEQUENT EVENTS

The subsequent events have been evaluated through August 14, 2026, the date the unaudited interim condensed consolidated financial statements are issued.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime, or against the indemnified person’s own dishonesty, willful default or fraud. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of Securities	Consideration
Series C Preferred Shares
Security AI Limited	February 17, 2023	62,671,716	in exchange for the economic interest of KUFI
Wisdom Connection III Holding Inc.	February 17, 2023	2,089,057	in exchange for the economic interest of KUFI
Mobimagic Wonderful Limited	February 17, 2023	2,486,915	in exchange for the economic interest of KUFI
PROTEROZOIC (HK) TECHNOLOGY COMPANY LIMITED	February 17, 2023	50,425,519	in exchange for the economic interest of KUFI
Ordinary Shares
Bloom Haven Limited	April 29, 2026	168,664,930	Issued to the trust holding vehicle under the trust arrangement established for purposes of the 2026 Equity Incentive Plan

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Ninth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

4.4*	Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto

5.1*	Opinion of Harney Westwood & Riegels regarding the validity of the ordinary shares being registered

8.1*	Opinion of Harney Westwood & Riegels regarding certain Cayman Island tax matters (included in Exhibit 5.1)

10.1*	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.2*	Form of Employment Agreement between the Registrant and executive officers of the Registrant

10.3*	The 2026 Equity Incentive Plan

21.1*	Principal Subsidiaries and the VIE of the Registrant

23.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Consent of Frost & Sullivan

99.3*	Consent of Hutabarat Halim & Rekan

107*	Filing Fee Table

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on    , 2026.

OPay Limited

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints      as true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his/her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on    , 2026 in the capacities indicated:

Signature	Title

James Zhou	Chairman

Lars Rahbaek Boilesen	Executive Director, Co-CEO (principal executive officer)

Trond Riiber Knudsen	Independent Director

Stephen Wen	Co-CEO & COO (principal executive officer)

James Arthur Perry Jr	CFO (principal financial officer and principal accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of OPay Limited, has signed this registration statement or amendment thereto in New York on    , 2026.

Authorized U.S. Representative

By:
Name:
Title: